Form 20-F
period 2002-12-31
APIVA VENTURES LTD
filed 2003-07-16
CIK 1000791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2002 OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 TO 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission File Number: 000-30232

APIVA VENTURES LIMITED
(formerly, Apiva.com Web Corporation)
(Exact Name of Registrant as Specified in its Charter)

(Translation of Registrant's Name into English)

Province of British Columbia, Canada
(Jurisdiction of Incorporation or Organization)

16-6350 48A Avenue, Delta, BC V4K 4W3
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not applicable
(Title of Class)

2

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: December 31, 2002: 15,789,619 common shares without par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒    NO ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

ITEM 17 ☒    ITEM 18 ☐

PART I

Item 1     Identity of Directors, Senior Management and Advisers

A.  Directors and senior management

     Not Applicable

B.  Advisers

     Not Applicable

C.  Auditors

     Not Applicable

Item 2     Offer Statistics and Expected Timetable

Not applicable.

Item 3     Key Information

A.  Selected financial data

     The following table sets forth selected financial data regarding the Registrant’s operating results and financial position. The data has been derived from the Registrant’s financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). For a reconciliation to accounting principles generally accepted in the United States (“US GAAP”), see Items 5 and 8.A and note 14 to the audited Financial Statements dated December 31, 2002. The following selected financial data is qualified in their entirety by, and should be read in conjunction with, the audited financial statements and notes thereto included elsewhere in this Annual Report. The selected financial data is expressed in Canadian dollars.

	Year Ended December 31 (in Canadian Dollars)

	2002	2001	2000	1999	1998

Other Income	$154.00	$8,125	$24,520	$75,408	90,317

General &	220,484	448,822	1,173,143	483,524	438,680
Administrative
Expenses

Net (Loss)
Canadian GAAP	(263,012)	(648,225)	(3,213,853)	(686,522)	(3,076,842)
US GAAP	(241,299)	(381,738)	(2,797,290)	(786,506)	(1,182,083)

Net (Loss) per
Share
Canadian GAAP	(0.02)	(0.04)	(0.22)	(0.05)	(0.23)
US GAAP	(0.02)	(0.02)	(0.19)	(0.06)	(0.09)

Working Capital	(33,603)	$199,422	$619,652	207,637	823,511

Total Assets
Canadian GAAP	5,681	223,408	651,505	667,366	1,383,209
US GAAP	250,455	223,408	763,311	250,803	1,066,630

Total Liabilities	35,893	20,114	21,893	10,917	40,238

Shareholders’
Equity
Canadian GAAP	(30,212)	203,294	629,612	656,449	1,342,971
US GAAP	214,562	203,294	741,418	250,803	1,026,392

Long-term	--	--	--	--	--
Obligations

Outstanding Share	15,789,619	15,676,619	15,426,619	13,078,619	13,239,989
Capital

Fully Diluted	13,406,119	16,614,119	14,385,619	14,259,989	18,143,619
Number of Shares

     The Registrant has paid no dividends on its shares since incorporation and does not anticipate doing so for the foreseeable future. The declaration of dividends on the common shares of the Registrant is within the discretion of the Registrant’s board of directors and will depend upon, among other factors, earnings, capital requirements, and the operating and financial condition of the Registrant.

CURRENCY AND EXCHANGE RATES

     The following table sets out the exchange rates for one Canadian dollar (“Cdn$”) expressed in terms of one United States dollar (“US$”) in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

US Dollars Per Canadian Dollar

	Year Ended December 31,
	2002	2001	2000	1999	1998
End of Period	.6329	0.6278	0.6669	0.6929	0.6504
High for the Period	.6619	0.6697	0.6967	0.6932	0.7105
Low for the Period	.6200	0.6241	0.6417	0.6462	0.6431
Average for the Period	.6368	0.6458	0.6733	0.6730	0.6714

     The high and low exchange rates for each month during the previous six months are as follows:

US Dollars Per Canadian Dollar

Month	High	Low
May 2003	0.7437	0.7032
April 2003	0.691	0.6736
March 2003	0.6796	0.6756
February 2003	0.6626	0.6596
January 2003	0.6506	0.6476
December 2002	0.6427	0.6389

     Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on May 30, 2003 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$0.7293 (US$1.00 = Cdn$1.3712). Unless otherwise indicated, all references herein are to Canadian Dollars.

B.  Capitalization and indebtedness

     Not applicable.

C.  Reasons for the offer and use of proceeds

     Not applicable.

D.  Risk Factors

     The common shares are considered speculative due to various factors, including the nature of the Registrant’s business and the present stage of its exploration. A prospective investor should consider carefully the following factors:

     THE REGISTRANT CURRENTLY HAS NO ACTIVE BUSINESS OPERATIONS, WHICH MAKES IT DIFFICULT TO PREDICT ITS FUTURE PERFORMANCE.

     The Registrant abandoned substantially all of its mining properties in the fourth quarter of 2002. As a result, the Registrant currently has no active business operations and does not anticipate it will generate any revenues from operations until it can identify and implement a commercially viable business opportunity. The Registrant is in the process of evaluating business opportunities, including acquisition of interests in mineral exploration properties. The Registrant, however, has no current arrangements to acquire or implement such opportunities and there can be no assurance that the Registrant will implement such opportunities on a timely basis, if at all. The Registrant believes that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

     THE REGISTRANT HAS NO REVENUES AND A HISTORY OF LOSSES, WHICH MAKE ITS ABILITY TO CONTINUE AS A GOING CONCERN QUESTIONABLE.

     The Registrant currently has no active business or cash flow from operations. The Registrant has a history of losses, including losses of $263,012 in 2002, $648,225 in 2001 and $3,213,853 in 2000 (fiscal years). The Registrant has not earned any material revenue in recent years and has never been profitable. The Registrant is in the process of evaluating possible business opportunities; however, it has no arrangements to pursue such opportunities. There can be no assurance that the Registrant will successfully implement a commercially viable business opportunity or that the Registrant be profitable on a quarterly or annual basis. In addition, if the Registrant plans to acquire an operating business entity or exploration properties, its operating expenses will increase significantly, and the Registrant may require additional financing to pursue such opportunities.

      THE REGISTRANT’S ABILITY TO PURSUE NEW BUSINESS OPPORTUNITIES MAY DEPEND ON ITS ABILITY SECURING ADDITIONAL OPERATING CAPITAL.

     As of December 31, 2002, the Registrant had a working capital deficit of approximately $33,600 and cash and cash equivalents of $0. In order to pursue additional business opportunities, the Registrant will be required to raise additional financing. The Registrant currently has no arrangements to acquire or implement any business opportunities and the amount of additional capital required to be raised by the Registrant is uncertain. The Registrant anticipates raising additional capital through sales of equity and/or debt; however, there can be no assurance that the Registrant will be able to obtain adequate financing to support its operations. The Registrant’s ability to raise additional financing will be dependent on a number of factors, some of which are beyond its control, including the business opportunities pursued by the Registrant; trends in the economy and equity markets; the amount of financing required to be raised and the Registrant’s ability to implement the business strategy pursued by the Registrant.

     SUBSTANTIAL DOUBT ABOUT THE REGISTRANT’S ABILITY TO CONTINUE AS A GOING CONCERN.

     In their independent auditor’s report dated May 15, 2003, Davidson & Company, the Registrant’s auditors, expressed substantial doubt about the Registrant’s ability to continue as a going concern due to lack of working capital and other factors affecting the Registrant’s business. The Registrant cannot assure you that it will acquire a commercially viable business opportunity or additional financing required to capitalize on such opportunity will be available on acceptable terms. See the disclosure regarding forward-looking statements in item 5G. Furthermore, any issuance of additional securities may result in dilution to the then existing shareholders. If adequate funds are not available, the Registrant will lack sufficient capital to pursue its business plan fully, which will have a material adverse effect the Registrant’s ability to continue as a going concern.

     THE REGISTRANT IS SUBJECT TO RISKS AS IT PURSUES BUSINESS OPPORTUNITIES THROUGH ACQUISITIONS AND STRATEGIC ALLIANCES.

     As part of its business strategy, the Registrant intends to acquire, make investments in, and enter into strategic alliances with as yet unidentified operating companies. The Registrant has had preliminary discussions to acquire working interests in mineral exploration properties and oil and gas exploration properties. Any such future acquisitions, investments or strategic alliances would involve risks, such as incorrect assessment of the value, strengths and weaknesses of acquisition and investment opportunities; underestimating the exploration potential of such properties and obtaining financing to meet the Registrant’s obligations in connection with such acquisition.

     There can be no assurance that the Registrant will be able to successfully overcome these risks. Moreover, the Registrant cannot be certain that any desired acquisition, investment or strategic alliance can be made in a timely manner or on terms and conditions acceptable to the Registrant or that the Registrant will be successful in identifying attractive business opportunities. The Registrant expects that competition for such acquisitions may be significant. The Registrant may compete with others who have similar acquisition strategies, many of whom may be larger and have greater financial and other resources than the Registrant.

     EXPLORATION PROGRAMS FOR ANY MINERAL OR OIL AND GAS PROPERTIES ACQUIRED ARE INHERENTLY RISKY AND IT MAY BE DIFFICULT TO OBTAIN THE FINANCING REQUIRED TO CARRY OUT ANY PROPOSED EXPLORATION PROGRAMS IN THE FUTURE.

     Exploration for minerals or oil and gas is a speculative business necessarily involving a high degree of risk. Few properties that are explored are ultimately developed into producing mines or producing wells. There is no assurance that any potential expenditures made by the Registrant on any potential mineral or oil and gas properties will result in discoveries of commercial quantities. The Registrant has not successfully developed any mineral or oil and gas properties or defined any commercially viable mineral or oil and gas deposits on any of its previous properties.

     If the Registrant’s possible future exploration programs successfully identify commercially viable mineral or oil and gas deposits on its property, the Registrant will be required to raise additional financing to develop such property and to place such property into commercial production.

     THE REGISTRANT’S POSSIBLE FUTURE PROPERTIES MAY BE SUBJECT TO CURRENT AND FUTURE ENVIRONMENTAL REGULATIONS, WHICH MAY ADVERSELY AFFECT THE REGISTRANT’S ABILITY TO DEVELOP ITS PROPERTIES OR MAKE SUCH DEVELOPMENT ECONOMICALLY UNFEASIBLE.

     In connection with possible future properties, the Registrant may be subject to extensive and changing environmental legislation, regulation and actions. The Registrant cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, area providing for habitat for certain species or other protected areas. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Registrant’s future results of operations and business, or may cause material changes or delays in the Registrant’s intended future activities. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Registrant’s operations if the Registrant acquires properties in the future. Environmental hazards may exist on the Registrant’s past properties which are unknown to the Registrant at present which have been caused by previous or existing owners or operators of the properties.

     SOME OF THE DIRECTORS AND OFFICERS OF THE REGISTRANT MAY ALSO SERVE AS DIRECTORS AND OFFICERS OF OTHER COMPANIES, WHICH MAY GIVE RISE TO POTENTIAL CONFLICTS OF INTEREST.

     Certain directors and officers of the Registrant are officers and/or directors of, or are associated with other companies. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Registrant and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Registrant and to abstain from voting as a director for the approval of any such transaction.

     The Registrant’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the

Registrant’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.

     All of the Registrant’s current officers devote, on average, at least 10 hours per week to the Registrant. While the Registrant believes that such officers and directors devote adequate time to effectively manage the Registrant, there can be no assurance that such other positions will not negatively impact an officer’s or director’s duties for the Registrant.

     THE LOSS OF KEY MANAGEMENT PERSONNEL MAY ADVERSELY AFFECT THE REGISTRANT’S BUSINESS AND RESULTS OF OPERATIONS.

     The success of the operations and activities of the Registrant is dependent to a significant extent on the efforts and abilities of its management. Investors must be willing to rely to a significant extent on their discretion and judgment. The Registrant does not maintain key employee insurance on any of its employees.

     THE REGISTRANT HAS NO HISTORY OF DIVIDENDS AND DOES NOT INTEND TO DECLARE DIVIDENDS IN THE NEAR FUTURE, WHICH MAY ADVERSELY AFFECT THE VALUE OF ITS COMMON SHARES.

     The Registrant has not, since the date of its incorporation, declared or paid any dividends on its common shares and does not currently intend to pay dividends. Earnings, if any, will be retained to finance further growth and development of the business of the Registrant.

     THE REGISTRANT HAS RESERVED 2,354,000 COMMON SHARES FOR FUTURE ISSUANCE, WHICH IF ISSUED MAY CAUSE DILUTION IN THE VALUE OF CURRENTLY ISSUED AND OUTSTANDING SHARES.

     As of May 31, 2003, the Registrant has reserved 1,254,000 common shares for issuance on the exercise of incentive stock options and 1,100,000 common shares for issuance on the exercise of share purchase warrants. Such common shares, if fully exercised, would constitute 12.97% of the Registrant’s share capital. The exercise of such options and warrants and the subsequent resale of such common share in the public market could adversely affect the prevailing market price and the Registrant’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Registrant may also enter into commitments in the future which would require the issuance of additional common shares and the Registrant may grant additional share purchase warrants and stock options. See “Options to Purchase Securities From Registrant or Subsidiaries.”

     THE REGISTRANT IS A FOREIGN CORPORATION AND MOST OF ITS DIRECTORS AND OFFICERS ARE OUTSIDE OF THE UNITED STATES, WHICH MAY MAKE ENFORCEMENT OF CIVIL LIABILITIES DIFFICULT.

     The Registrant is incorporated under the laws of the Canada. A majority of the Registrant’s directors and officers are residents of Canada, and substantially all of the Registrant’s assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgement of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgement was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Registrant predicated solely upon such civil liabilities.

     THE REGISTRANT BELIEVES IT WAS A PASSIVE FOREIGN INVESTMENT COMPANY DURING 2002, WHICH MAY HAVE A MATERIAL EFFECT ON U.S. HOLDERS.

     The Registrant believes it was a “passive foreign investment company” (“PFIC”) during 2002, which may have a material effect on US Holders. Certain United States income tax legislation contains rules governing Prices which can have significant tax effects on US Holders of foreign corporations. A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder. See “Taxation –United States Federal Tax Consequences.”

     BROKER-DEALERS MAY BE DISCOURAGED FROM EFFECTING TRANSACTIONS IN THE REGISTRANT’S SHARES BECAUSE THEY ARE CONSIDERED PENNY STOCKS AND ARE SUBJECT TO THE PENNY STOCK RULES.

     Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving “a penny stock.” Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. The market price of the Registrant’s shares over the last four quarters ended December 31, 2002 ranged between US $0.02 (low)      and US $0.27 (high) and the Registrant’s shares are deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

     Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor,” generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

Item 4     Information on the Registrant

A.  History and development of the Registrant

     The name of the Registrant is “Apiva Ventures Limited”

     The Registrant was incorporated on June 20, 1980 under the name Cascade Explorations Ltd. by registration of its Memorandum and Articles under the Company Act (British Columbia). The Registrant subsequently changed its name to “Capri Resources Ltd.” on May 12, 1983, and to “International Capri Resources Ltd.” on December 24, 1987. Effective July 19, 2000, the Registrant changed its name to “Apiva.com Web Corporation” and on December 18, 2001, the Registrant changed its name to “Apiva Ventures Limited”.

     The Registrant is a reporting issuer in Canada under the Securities Act (British Columbia) the Securities Act (Alberta) and the Securities Act (Ontario). The Registrant’s common shares commenced trading on the Vancouver Stock Exchange on July 12, 1983 and were voluntarily delisted from the Canadian Venture Exchange (formerly the Vancouver Stock Exchange) (the “CDNX”) on March 2, 2000. The Registrant’s common shares are listed on the NASD Over The Counter/Bulletin Board.

     The Registrant’s head office is located at:

16-6350 48A Avenue Delta, BC V4K 4W3 Tel/Fax: (604) 940-1555 The registered and records offices are located at: 1040-999 West Hastings Street Vancouver, British Columbia, V6C 2W2 Tel: (604) 683-1102

     The principal business of the Registrant has been the identifying and reviewing of opportunities in the technology area or the search for properties of merit in the mining or oil and gas industries.

B.  Business overview

     The Registrant is in the business of identifying and reviewing opportunities in the technology industry and in mineral, oil and gas exploration. During the year ended December 31, 2002, the Registrant had no active business operations other than identifying and reviewing business opportunities.

     During the current year, the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the “General Partnership”), with two other companies. The General Partnership acquired an interest in the 1999 Investment Co. Limited Partnership (the “Limited Partnership”). The Limited Partnership is an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The Company has a 27.66% interest in the General Partnership. Subsequent to year-end, the Company received a cash distribution of $244,774 from the General Partnership and no further material cash flows are expected to be received in the near future.

     The Registrant’s future financial performance largely depends on the success of any opportunities in the technology area which it may identify or any properties of merit in the mineral or oil and gas industries which it may identify and acquire an interest in. The failure to successfully identify and develop any of its opportunities may have a material adverse effect on the Registrant’s business and results of operations.

     Subsequent to the date of this document, in June 2003 the Registrant announced that William Gardiner resigned as President, Chief Executive Officer and as a director of the Registrant and that Ronald W. Noble had been appointed as the President of the Company.

     In July 2002 the Registrant announced that Patrick McGrath had resigned as an officer and director of the Company.

     In April and May 2002 the Registrant announced its acquisition of a 37.5% working interest in approximately 250,000 hectares of mineral exploration lands in Mongolia through an Option and Joint Venture Agreement with Bell Coast Capital Corporation (“Bell”), a Canadian public company. Under terms of the Agreement, the Company was required to pay Bell up to US $125,000 in cash and issue 715,000 shares of the Company’s common stock. The Company has paid US $40,000 to date. In October 2002 the Registrant decided not to exercise its option in the Mongolian Exploration program with Bell and withdrew from the project and wrote off option payments totalling Cdn$62,793 (US$40,000).

     In March 2002 the Registrant announced that its agreement to acquire a 10% working interest in the East Wadi concession, as previously announced on September 5, 2001, had been terminated. Also, Alan Stier resigned as a director of the Company effective January 10, 2003.

     During the year ended December 31, 2001, the Registrant entered into an Option Agreement (the “Option Agreement”) with Dover Investments Limited (“Dover”) to acquire 10% of Dover’s working interest in the East Wadi Araba concession (the “Concession”) for the exploration of oil in the Gulf of Suez, Egypt.

     Pursuant to the Option Agreement, the Registrant proposed to issue to Dover 5,000,000 shares of its common stock and US $1,000,000 in cash as total consideration for 10% of Dover’s working interest in the Concession. The Registrant issued 200,000 shares to Dover on the signing of the Option Agreement. The closing of the Option Agreement was subject to certain conditions, including, but not limited to, the final approval of the Egyptian Ministry of Petroleum, the receipt of at least US $1,000,000 in financing by the Registrant and a closing date of no later than February 28, 2002. The Option Agreement did not close by February 28, 2002 and effectively terminated.

     During the year ended December 31, 2000, the Registrant acquired certain rights, title and interest in technology assets from Cyber Station of Victoria Ltd. for US $550,000 pursuant to an Asset Purchase Agreement. The Registrant subsequently determined that it was not feasible to commercialise the technology and wrote off all cost associated with the acquisition.

     The Registrant developed systems and business processes around the acquired technologies and began sales and marketing efforts. The viability of the project, however, was unsuccessful and as all costs associated with the project were written off during the year ended December 31, 2000.

     In connection with the Asset Purchase Agreement, the Registrant entered into a Share Purchase Agreement (the “Share Purchase Agreement”) dated April 10, 2000 with King Capital Corporation, Kenneth Sherwood and Pamela Sherwood, Richard Bennett and Laverne Bennett, John Roebuck and Marilyn Roebuck, Duncan Hopp and Cherie Hopp, David Davies, and Thomas Campbell (the “Vendors”) which agreement provided for the purchase by the Registrant of all of the issued and outstanding shares of CSV Technologies Inc. in exchange for 13.25 million common shares of the Registrant.

     The Registrant, the Vendors and King Capital Corporation entered into a Settlement Agreement (the “Settlement Agreement”) dated June 19, 2000, under which the Share Purchase Agreement was declared null and void and of no effect. The Settlement Agreement further required the Vendors to transfer to King Capital Corporation all of the issued and outstanding shares of CSV Technologies Inc. and the Registrant to issue share purchase warrants effective April 14, 2001 to counsel for the Vendors, Malcolm G. McMicken, in trust, to purchase an aggregate of 1,100,000 common shares of the Registrant. The share purchase warrants are exercisable on or before April 16, 2004 at an exercise price per share of US $0.50 per share.

     Over the past three years, the Registrant has acquired a number of mineral properties in Canada and elsewhere, all of which were written off as of December 31, 2002.

Mineral Properties

     Set forth below is a summary of the Registrant’s mineral properties over the past three years and the current status of each property.

Date of Acquisition	Name of Property - Location	Description of Transaction	Status of Property
Third Quarter 2001	East Wadi, Gulf of Suez, Egypt
During the third quarter of 2001, the Registrant entered into an Option Agreement with Dover Investments Limited to acquire 10% of Dover’s working interest in the East Wadi Araba concession for the exploration of oil in the Gulf of Suez, Egypt.
The option agreement was terminated in the first quarter of 2002
Second Quarter 2002	South Gob Desert, Mongolia
In April and May 2002 the Registrant announced its acquisition of a 37.5% working interest in approximately 250,000 hectares of mineral exploration lands in Mongolia through an Option and Joint Venture Agreement with Bell Coast Capital Corporation (“Bell”), a Canadian public company. Under terms of the Agreement, the Company was required to pay Bell up to US $125,000 in cash and issue 715,000 shares of the Company’s common stock. The Company has paid US $40,000 to date.
In October 2002 the Registrant decided not to exercise its option in the program with Bell and withdrew from the project and wrote off option payments totalling Cdn$62,793 (US$40,000).

C.  Organizational structure

     The Registrant has no subsidiaries and is not a subsidiary of any entity.

D.  Property, plants and equipment

     The Registrant has no material tangible fixed assets.

Item 5     Operating and Financial Review and Prospects

     Management’s discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Registrant’s performance during the year and factors reasonably expected to impact on future operations and results. The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the three most recent fiscal periods ended December 31 should be read in conjunction with the financial statements of the Registrant and related notes included herein. The Registrant’s financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP. Reference is made to Note 14 of the financial statements of the Registrant included herein for discussion of the material differences between Canadian GAAP and U.S. GAAP and their effect on the Registrant’s financial statements.

Canadian and United States Generally Accepted Accounting Principles: The audited financial statements of the Registrant are prepared in accordance with Canadian generally accepted accounting principles. Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Registrant, are substantially the same, except for the following:

-     Under U.S. GAAP, marketable securities considered trading securities would be recorded at market value with any unrealized gains being recorded in operations.

-     Under U.S. GAAP, stock-based compensation is accounted for on a fair value methodology, although for stock-based compensation to directors and employees, the effects may be disclosed in the notes to the financial statements rather than in the statement of operations. This method is comparable to the Canadian standard adopted in 2002. However, as a result of the Canadian standard not requiring retroactive application, details of the fair value of options granted and vested in 2001 and 2000 would be required to be disclosed for U.S. presentation purposes. As there were no options granted to non-employees during the years ended December 31, 2001 and 2000, this difference has no effect on the Registrant’s financial statements.

-     U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Registrant is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff has indicated that their interpretation of U.S. GAAP requires resource property exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Registrant has expensed all resource property exploration costs for U.S. GAAP purposes.

-     For Canadian GAAP, cash flows relating to resource property exploration costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

Further details are provided in Note 14 of the audited financial statements for the year ended December 31, 2002.

A.  Operating Results

     The Registrant currently has no business operations and has not generated any material revenues to date other than as follows:

      During the 2002 fiscal year, the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the “General Partnership”), with two other companies. The General Partnership acquired an interest in the 1999 Investment Co. Limited Partnership (the “Limited Partnership”). The Limited Partnership is an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The Company has a 27.66% interest in the General Partnership. Subsequent to year-end, the Company received a cash distribution of $244,774 from the General Partnership and no further material cash flows are expected to be received in the near future.

     The Registrant anticipates that it’s operating expenditures will be approximately CAN $180,000 over the next twelve (12) months. Should the Registrant acquire, make investments in,

or enter into strategic alliances in the future, the Registrant would seek to raise additional funds through either a private debt or equity offering.

     The Registrant currently does not have sufficient working capital to support its current minimum operations through December 2003, and is seeking repayment of a loan to company controlled by Mr. Gardiner, the prior President of the Company in the amount of approximately $100,000 plus interest. The loan bears interest at a rate of 10% per annum, is unsecured and is due and payable on or before April 20, 2004. The formal loan is currently under negotiation and is expected to be secured by the assets and accounts receivable of the company which received the loan.

     The Registrant’s operations are primarily conducted in Canadian dollars and its financial results are expressed in Canadian dollars. The Registrant does not currently engage in foreign currency hedging and its operations are subject to foreign currency fluctuations, and such fluctuations may materially affect the Registrant’s financial position and results of its operations. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, the Registrant may suffer losses due to adverse foreign currency fluctuations.

For The Year Ended December 31, 2002 Compared to The Year Ended December 31, 2001.

     Other Income. The Registrant generated no material income for the year ended December 31, 2002, compared with $8,125 in other income for the year ended December 31, 2001, for a decrease of approximately $8,000. The other income for the year ended December 31, 2002 consisted of interest income compared with interest income of $22,923 for the year ended December 31, 2000.

     The Registrant does not anticipate it will generate any additional revenues, other than those mentioned in this document until it can acquire or capitalize on a business opportunity. The registrant is in the process of evaluating prospective business opportunities, but has not current plans of arrangements with respect to such opportunities. There can be no assurance that the Registrant will acquire or capitalize on any opportunities.

     Operating Expenses. Operating expenses consist of management compensation, mineral property costs, rent, professional fees, telephone, travel and other general corporate expenses. Operating expenses were approximately $220,484 for the year ended December 31, 2002, compared with $448,822 for the year ended December 31, 2001. The Registrant paid substantially less for operating activities due to the reduced operations of the Registrant during the year ended December 31, 2002.

     Professional and consulting fees were $73,937 for the year ended December 31, 2002, compared with $120,571 for the year ended December 31, 2001, for a decrease of $46,634. The decrease was substantially due to the reduced operations of the Registrant.

     There were no payroll expenses relating to general and administrative activities for the year ended December 31, 2002, as was the case for the prior fiscal year. There was $13,750 in management fees for the year ended December 31, 2002, compared with none for the year ended December 31, 2001. Office and maintenance charges were $40,962 for the year ended December 31, 2002, compared with $79,610 for the year ended December 31, 2001 reflecting the decreased activity of the Registrant.

     Investor relations expenses were $19,016 for the year ended December 31, 2002, compared with $36,558 for the year ended December 31, 2001. The decrease is due to the reduced capital fundraising activities of the Registrant.

     Property investigation expenses and costs were $62,793 for the year ended December 31, 2002, compared with $169,312 for the year ended December 31, 2001.

     The Registrant anticipates that future general and administrative expenses will be approximately $5,000 a month or $60,000 a year, based on current operations.

     Write-off of Mineral Property. The Registrant had write-offs of mineral properties during the year ended December 31, 2002 of $62,793 when the Registrant abandoned its remaining mineral properties, compared with no write-offs for the year ended December 31, 2001.

     Stock Based Compensation Cost. The Registrant incurred no non-cash stock based compensation charges for the year ended December 31, 2002 similar to the year ended December 31, 2002.

For The Year Ended December 31, 2001 Compared to The Year Ended December 31, 2000.

     Other Income. The Registrant generated $8,125 in other income for the year ended December 31, 2001, compared with $24,520 for the year ended December 31, 2000, for a decrease of $16,395. The other income for the year ended December 31, 2001 consisted of interest income compared with interest income of $22,923 for the year ended December 31, 2000.

     The Registrant does not anticipate it will generate any revenues until it can acquire or capitalize on a business opportunity. The registrant is in the process of evaluating prospective business opportunities, but has not current plans of arrangements with respect to such opportunities. There can be no assurance that the Registrant will acquire or capitalize on any opportunities.

     Operating Expenses. Operating expenses consist of management compensation, rent, professional fees, telephone, travel and other general corporate expenses. Operating expenses were $448,822 for the year ended December 31, 2001, compared with $1,484,559 for the year ended December 31, 2000, for a decrease of $1,035,737. The Registrant paid substantially less for operating activities due to the reduced operations and closing of the Registrant’s intellectual property development office in Vancouver, British Columbia during the year ended December 31, 2000.

     Professional and consulting fees were $120,571 for the year ended December 31, 2001, compared with $689,879 for the year ended December 31, 2000, for a decrease of $569,308. The decrease was substantially due a decrease in non-cash compensation charges from $428,669 for the grant of options to a non-executive director for the year ended December 31, 2000, to $38,995 for the year ended December 31, 2001. The compensation charges relating to the issuance of stock options represents the relative fair value ascribed to the stock options measured using the Black-Scholes option-pricing model. The Registrant reflected the effects of the compensation expense related to the issuance of stock options as an increase to additional paid-in capital in the statement of shareholders’ equity.

     There were no payroll expenses relating to general and administrative activities for the year ended December 31, 2001, compared with $49,500 for the year ended December 31, 2000 when the Registrant retained support staff. There were no management fees for the year ended December 31, 2001, compared with $77,486 for the year ended December 31, 2000. Office and maintenance charges were $68,810 for the year ended December 31, 2001, compared with $175,043 for the year ended December 31, 2000 reflecting the decreased activity of the Registrant.

     Investor relations expenses were $36,558 for the year ended December 31, 2001, compared with $76,439 for the year ended December 31, 2000. The decrease is due to the reduced capital fundraising activities of the Registrant for the year ended December 31, 2001, compared to the year ended December 31, 2000 when the Registrant raised capital.

     Property investigation expenses were $169,312 for the year ended December 31, 2001, compared with no such expense for the year ended December 31, 2000. The property investigation expense was due to the issuance of 200,000 shares of the Registrants pursuant to the Options Agreement between the Registrant and Dover in 2001. The compensation charge relating to the issuance of the shares to Dover represents the relative fair value ascribed to the shares. The Registrant reflected the effects of the property investigation expense related to the issuance of the shares as an increase to capital stock in the statement of shareholders’ equity.

     Systems and Business Development Expenses. The Registrant incurred no systems and business development expenses for the year ended December 31, 2001 when it had no business operations, compared with $279,922 for the year ended December 31, 2000. Systems and business development expenses consist primarily of expenses incurred for the development of the intellectual property purchased during the year ended December 31, 2000, including compensation of technical staff and contractors, materials consumed in the development process, and communication expenses. The significant costs were payroll for staff and contractors, which amounted to $244,701, materials consumed amounted to $5,758, and communication expenses amounted to $11,463.

     Marketing. Marketing expenses consisted of compensation to employees and consultants and travel expenditures for demonstrations of the Registrant’s technology to potential strategic partners. There were no marketing expenses for the year ended December 31, 2001 when the Registrant had no active business operations, compared to $31,494 for the year ended December 31, 2000. The majority of the expenses for the year ended December 31, 2000, being $24,170, were compensation expenses relating to marketing while Website design expenses amounted to $5,434.

     Write-down of investments. The Registrant wrote down the value of marketable securities to market value and recorded a charge of $266,487 for the year ended December 31, 2001, compared with no such charge for the year ended December 31, 2000.

     Write-off of Mineral Property. The Registrant had no write-offs of mineral properties during the year ended December 31, 2001, compared with a write-off of $422,862 for the year ended December 31, 2000, when the Registrant abandoned its remaining mineral properties.

     Write-off of Intellectual Property and Hardware. The Registrant did incur any charges for the wrote-off of intellectual property and hardware for the year ended December 31, 2001, compared $811,920 in write-offs for the year ended December 31, 2000. The write-off is the amount the Registrant paid to acquire the intellectual property and hardware in early 2000. After further development and sales and marketing activities, the Registrant determined that the project was not commercially viable.

     Stock Based Compensation Cost. The Registrant incurred no non-cash stock based compensation charges for the year ended December 31, 2001, compared with $562,650 in non-cash stock based compensation resulting from the issuance of 1,100,000 warrants as a settlement upon the breakup of a business combination for the year ended December 31, 2000. The compensation charge relating to the issuance of warrants represents the relative fair value ascribed to the warrants measured using the Black-Scholes option-pricing model. The Registrant reflected the effects of the compensation expense related to the issuance of warrants as an increase to additional paid-in capital in the statement of shareholders’ equity.

B.  Liquidity and capital resources

     As of December 31, 2002, the Registrant’s cash position was $0 and its working capital was a deficit $33,603, compared to a cash position of $142,397 and a working capital of $199,422 as of December 31, 2001.

     Since inception, the Registrant has financed its operations mainly from capital contributions. However, during the year ended December 31, 2002, the Registrant received net proceeds of $31,542, from the sale of marketable securities (at a loss of $42,682) and net proceeds of $29,506, from the sale of common stock, compared with net proceeds of $13,600 for the year ended December 31, 2001 from the sale of common shares of the Registrant.

     Net cash used in operating activities was $203,445 for the year ended December 31, 2002, including a net loss of $263,012. This compares with net cash used in operating activities of $217,776 for the year ended December 31, 2001 including a net loss of $648,225.

     The Registrant anticipates its current operating expenditures will be approximately $180,000 of the next twelve (12) months. The Registrant anticipates that it will require additional funds once it has identified an acquisition target, investments opportunity, or entered into a strategic alliance with as yet unidentified operating companies in the technology or resource industries. There can be no assurance, however, that such financing will be available to the Registrant or, if it is, that it will be available on terms acceptable to the Registrant. If the

Registrant is unable to obtain the financing necessary to support its future operations, it may be unable to continue as a going concern. The Registrant currently has no commitments for any credit facilities such as revolving credit agreements or lines of credit that could provide additional working capital.

     The Registrant is currently using space in an office owned by one of the Registrant’s directors in Delta, British Columbia for administrative purposes at a cost of $500 per month. This arrangement is on a month-to-month basis.

     The Registrant has financed its operations by the sale of its common shares, both by public offerings and by private placements. The Registrant has no external sources of liquidity and intends to finance future acquisition or business operations by issuing debt or equity securities. To a large degree, therefore, the operations of the Registrant are largely dependent upon the general state of the public equity capital markets, and specifically on the state of the public equity markets for small capitalization resource exploration and technology companies. There can be no assurance that any additional financings will be available to the Registrant on favourable terms or at all. The Registrant is subject to various risks and uncertainties, which appear elsewhere in this document.

C.  Research and development, patents and licenses, etc.

     The Registrant does not currently carry out research and development activities.

D.  Trend Information

     The Registrant currently has no active business operations that would be effected by recent trends in productions, sales, etc. The Registrant has no material net sales or revenues that would be affected by recent trends.

E.  Off-Balance Sheet Arrangements

     There are no known significant off-balance sheet arrangements other than those disclosed in this Form 20-F and in the Registrant’s audited financial statements for the year ended December 31, 2002.

F.  Tabular Disclosure of Contractual Obligations

     The Registrant currently has no active business operations or contractual obligations

G.  Safe Harbor

     This document may contain forward-looking statements. The Registrant desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward-looking statements. Several important factors, in addition to the specific factors discussed in connection with such forward-looking statements individually, could affect the future results of the Registrant and could cause those results to differ materially from those expressed in the forward-looking statements contained herein.

     The Registrant’s estimated or anticipated future results or other non-historical facts are forward-looking and reflect the Registrant’s current perspective of existing trends and information. These statements involve risks and uncertainties that cannot be predicted or quantified, and consequently actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the success of the Registrant’s exploration and development activities, environmental and other regulatory requirements, foreign exchange issues, mineral deposit estimates and mineral prices, competition by other mining companies, financing risks, mineral title issues, insider conflicts of interest, political stability issues, and other risks and uncertainties detailed in this report and from time to time in the Registrant’s other Securities and Exchange Commission (“SEC”) filings.

     Therefore, the Registrant wishes to caution each reader of this document to consider carefully these factors as well as the specific factors that may be discussed with each forward-looking statement in this document or disclosed in the Registrant’s filings with the SEC as such factors, in some cases, could affect the ability of the Registrant to implement its business strategy and may cause actual results to differ materially from those contemplated by the statements expressed therein. Forward-looking statements are subject to a variety of risks and uncertainties in addition to the risks referred to in “Risk Factors” under Item 3.D above.

Item 6     Directors, Senior Management and Employees

A.  Directors and senior management

     The following table sets forth the name, position with the Registrant, age and municipality of residence:

Name and Municipality of Residence	Position with Registrant	Age
Ronald W. Noble(1), Delta, British Columbia	Director, President, CEO	65
Clair S.R. Calvert, West Vancouver, British Columbia (1) (2)	Director, Secretary and CFO	50
Fred E. Wilson(1), McCrory, Arkansas	Director	53

(1)     Member of the audit committee.
(2)     Appointed CFO and Secretary on June 18, 2003.

     Members of the Board of Directors are elected by the holders of the Registrant’s Shares to represent the interests of all shareholders. The Board of Directors meets periodically to review significant developments affecting the Registrant and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. The only standing committee of the Board of Directors of the Registrant is an Audit Committee. The Audit Committee of the Registrant’s Board of Directors consisted of Clair

Calvert, Fred E. Wilson and Ronald W. Noble as of June 17, 2003. This committee is directed to review the scope, cost and results of the independent audit of the Registrant’s books and records, the results of the annual audit with management and the internal auditors and the adequacy of the Registrant’s accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Registrant’s independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters.

     None of the Registrant’s directors or executive officers are parties to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Registrant.

     The following sets out additional biographical information for each of the Issuer's directors and officers:

Ronald W. Noble, Director & President

     Ronald W. Noble, age 65, has served as a director of the Registrant since December 23, 1997 and has also served as the Registrant’s Corporate Secretary from February 26, 1996 to May 16, 2000. Mr. Noble also served as the Registrant’s Project Manager, Baffin Island, from June 1997 to September 1998. He was appointed the President on June 17, 2003.

     Mr. Noble is not currently associated with any other public companies.

Fred E. Wilson, M.D., B.A., Director

     Fred E. Wilson, age 53, has been a director of the Registrant since May, 1993. Dr. Wilson acted as President of the Registrant from May 10, 1993 to August 2, 1995, and served as Vice-President, Administration and Chief Financial Officer from August 2, 1995 to October 17, 1997. Dr. Wilson’s principal occupation is as a medical doctor, since 1977.
Mr. Wilson is not currently associated with any other public companies.

Clair S.R. Calvert, Director, Secretary and Chief Financial Officer

     Clair S.R. Calvert, age 50, has served as Vice-President of Corporate Development and a director of the Registrant since January 15, 2001. Mr. Calvert has been a self-employed consultant since January 1996. From June, 1989 to December, 1995, Mr. Calvert was a stock broker with Yorkton Securities Inc. Mr. Calvert was appointed Secretary and Chief Financial Officer on June 18, 2003.

     Mr. Calvert is not currently associated with any other public companies.

     There are no arrangements or understandings among any of the directors regarding their election as a director.

B.  Compensation

     The Registrant does not compensate its directors for their services as directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors makes separate remuneration to any director undertaking services on behalf of the Registrant other than services ordinarily required of a director. Other than as indicated below, no director received any compensation for his services as a director, including any committee participation or special assignments.

     The Registrant grants stock options to directors, executive officers and employees, as more fully set forth below.

     A total of $22,500 was paid to insiders from January 1, 2002 through December 31, 2002 for management fees and rent. Of that amount the sum of $13,750 in management fees and $8,750 in rent, was paid to a company controlled by William Gardiner, the previous President and a past director of the Registrant.

     No amounts have been set aside or accrued by the Registrant during fiscal 2000 to provide pension retirements or similar benefits for directors or executive officers of the Registrant pursuant to any plan provided for or contributed to by the Registrant.

     The Registrant has no plans or arrangements in respect of remuneration received or that may be received by executive officers of the Registrant in the current year to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US $60,000 (Canadian $90,000) per executive officer.

     No director or executive officer of the Registrant received other compensation in excess of the lesser of US $25,000 (Canadian $37,500) or 10% of such officer’s cash compensation as reported in the above table and all directors and executive officers as a group did not receive other compensation which exceeded US $25,000 (Canadian $37,500) times the number of persons in the group or 10% of the compensation reported in the table set forth above.

     A private company owned by William Gardiner, the past President of the Registrant, was loaned approximately $100,000 during the first six months of 2003. The loan bears interest at a rate of 10% per annum, is unsecured and is due and payable on or before April 20, 2004. The formal loan agreement is currently under negotiation and is expected to be secured by the assets and accounts receivable of the company which received the loan.

     Except as set out above and as discussed in “Options and Warrants to Purchase Securities from the Registrant or Subsidiary”, the Registrant has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Registrant’s directors or executive officers.

     2000 Stock Option Plan

     At the Registrant’s Annual General Meeting held June 20, 2000, shareholder approval was obtained for the adoption of a Stock Option Plan (the “Plan”). The Plan provides for the issuance of options to directors, officers, employees and consultants of the Registrant and its subsidiaries to purchase common shares of the Registrant. The stock options would be issued at the discretion of the Board of Directors and would be exercisable during a period not exceeding 10 years. Stock options granted under the Plan will vest in accordance with a vesting schedule for each option as specified by the members of the board administering the Plan (the “Plan Administrator”) at the time of grant of the Option, and in accordance with the vesting schedule contained in the Plan. At no time will more than that number of shares which represents 10% of the Registrant’s issued and outstanding share capital, be under option pursuant to the Plan.

     The objective of the Plan is to provide for and encourage ownership of common shares of the Registrant by its directors, officers and key employees and those of any subsidiary companies so that such persons may increase their stake in the Registrant and benefit from increases in the value of the common shares. The Plan is designed to be competitive with the benefit programs of other companies in the same industry segment. It is the view of management that the Plan is a significant incentive for the directors, officers, key employees and consultants to continue and to increase their efforts in promoting the Registrant's operations to the mutual benefit of both the Registrant and such individuals.

     Other than the incentive stock option granted to Yellow Pearl (particulars set out above) which was granted outside of the Plan, all outstanding incentive stock options will automatically be subject to the terms and conditions of the Plan.

     Under the Plan, the total number of shares of common stock reserved for issuance is 10% of the Registrant’s outstanding share capital on September 18, 2000, being the effective date of the Plan. If any outstanding option expires or is terminated for any reason, the shares of common stock allocable to the unexercised portion of that option may again be subject to an option to the same optionee or to a different person eligible under the Plan.

     The option grant program is administered by the Board of Directors or a committee of two or more members of the Board. Plan administrators have sole authority to prescribe the form, content and status of options to be granted, select the eligible recipients, determine the timing of option grants, determine the number of shares subject to each grant, the exercise price, vesting schedule, and term for which any option will remain outstanding. The Board of Directors has the authority to determine the terms and restrictions on all restricted option awards granted under the Plan, and in general, to construe and interpret any provision of the Plan.

     The exercise price for outstanding option grants under the Plan shall be paid in cash or by certified or cashier’s cheque. Under the Plan, no stock option can be granted for a period longer than ten years, or if the optionee dies or is disabled, the option will remain exercisable for a period of six months after the termination of employment or relationship with the Registrant. Options are non-transferable except by will or the laws of descent and distribution. Unless accelerated in accordance with the Plan, unvested options terminate immediately upon termination of employment of the optionee by the Registrant for any reason whatsoever, including death or disability.

     No funds have been set aside or accrued by the Registrant to provide pension, retirement or similar benefits for directors or executive officers of the Registrant pursuant to any plan provided for or contributed to by the Registrant.

C.  Board practices

     Set forth below is the expiration of the current term of office and the period during which such person has served in that office:

Name	Position	Expiration of Term of Office (1)	Period of Service
Clair S.R. Calvert	Director, Secretary & CFO (1)	June, 2004	since January 15, 2001
Fred E. Wilson	Director (2)	June, 2004	since May 10, 1993
Ronald W. Noble	Director (3), President	June, 2004	since December 23, 1997

(1)	Officers are appointed by the directors for a term expiring at the following Annual General Meeting.
(2)	Fred E. Wilson also served as President from May 10, 1993 to August 2, 1995; Vice-President of Administration and CFO from August 2, 1995 to October 17, 1997.
(3)	Ronald W. Noble also served as Secretary from February 26, 1996 to May 16, 2000.

     There are no Director’s service contracts which provide benefits upon the termination of employment.

     Set forth below were the names of the members of the Registrant’s audit committee on June 17, 2003:

Clair S. R. Calvert Ronald W. Noble Fred E. Wilson

     It is expected that an independent director will be sought to join the Board in 2003 and to become a member of the audit committee at that time. The Audit Committee is directed to review the scope, cost and results of the independent audit of the Registrant’s books and records, the results of the annual audit with management and the internal auditors and the adequacy of the Registrant’s accounting, financing and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Registrant’s independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters.

D.  Employees

     As of May 31, 2003, the Registrant had no employees.

E.  Share ownership

     Set forth below are details of the share ownership of the following persons as of May 31, 2003, based on information provided by such persons:

Name	Securities beneficially owned, directly or indirectly or over which direction or control is exercised	Percent of Issued and Outstanding Share Capital(1)
Clair S.R. Calvert	0	0
Ronald W. Noble	3,000	*
Fred E. Wilson	256,800	1.82

* Less than 1%.

(1) 15,789,619, shares were issued and outstanding as of May 31, 2003.

     A summary of outstanding options granted to directors and officers as of May 31, 2003 to purchase common shares of the Registrant is set forth below:

Name	Number of Shares	Exercise Price Per Share	Expiry Date
Clair S.R. Calvert	450,000	$0.17 US	January 15, 2006
Ronald W. Noble	125,000	$0.17 US	January 15, 2006
Fred E. Wilson	375,000	$0.17 US	January 15, 2006

     The exercise price of the stock options is stated in US dollars.

Item 7     Major Shareholders and Related Party Transactions

A.  Major shareholders

     Based on information available to the Registrant, no registered shareholders beneficially own greater than 5% of the Registrant’s common shares.

     All of the Registrant’s shareholders have the same voting rights.

     As of May 31,2003, 2,979,001 common shares were held by 30 registered shareholders resident of the United States.

     The Registrant is not directly or indirectly owned or controlled by another corporation, any foreign government or by any other natural or legal person(s) severally or jointly.

     There are no arrangements, known to the Registrant, the operation of which may at a subsequent date result in a change of control of the Registrant.

B.  Related party transactions

     During the period since the beginning of the Registrant’s preceding three financial years up to the date hereof, the Registrant has entered into the following related party transactions:

     Agreement dated May 16, 2000 between the Registrant, Lawrence D. Siegel (the “Consultant”) and Yellow Pearl, Inc. (“Yellow”), an Illinois corporation wholly owned by the Consultant whereby Yellow agreed to provide the exclusive services of the Consultant to the Registrant for an initial term of one year. Lawrence D. Siegel also agreed to act as President and Chief Executive Officer of the Registrant Pursuant to the terms of the agreement the Consultant performed such executive duties and responsibilities assigned to him by or under the authority of the board of directors, such duties and responsibilities being consistent with those customarily associated with the positions of President and Chief Executive Officer. Consideration for the services was the sum of $10,000 U.S. per month. The agreement was terminated, by mutual consent, effective June 26, 2000.

     The sum of $4,950 was paid with respect to rent between January 2000 through May 2000, to a company controlled by Mr. Stier.

     For the period from January 1, 2000 to May 31, 2000, Mr. Stier was paid management fees in the amount of $30,000.

     The sum of $10,800 and $2,700 were paid to a company controlled by Patrick McGrath, the Chief Financial Officer and director of the Registrant, with respect to rent between January 1, 2001 through December 31, 2002 and October 1, 2000 through December 31, 2000, respectively.

     A total of $22,500 was paid to insiders from January 1, 2002 through December 31, 2002 for management fees and rent. Of that amount the sum of $13,750 in management fees and $8,750 in rent, was paid to a company controlled by William Gardiner, the previous President and a past director of the Registrant.

     The Registrant is currently using space in an office owned by one of the Registrant’s directors in Delta, British Columbia for administrative purposes at a cost of $500 per month. This arrangement is on a month-to-month basis.
As of May 31, 2003, no amounts are due from related parties other than:

     A private company owned by William Gardiner, the past President of the Registrant, was loaned approximately $100,000 during the first six months of 2003. The loan bears interest at a rate of 10% per annum, is unsecured and is due and payable on or before April 20, 2004. The formal loan agreement is currently under negotiation and is expected to be secured by the assets and accounts receivable of the company which received the loan.

C.  Interests of experts and counsel

     Not applicable.

Item 8     Financial Information

A.	Statements and other financial information

	1.	Financial statements audited by an independent auditor and accompanied by an audit report comprised of:
		(a)	Balance Sheets as of December 31, 2002 and 2001;
		(b)	Statements of Operations, cumulative from inception to December 31, 2002, and for the three years ended December 31, 2002, 2001 and 2000;
		(c)	Statements of Cash Flows, cumulative from inception to December 31, 2002, and for the three years ended December 31, 2002, 2001 and 2000;
		(d)	Statements of Changes in Shareholders’ Equity;
		(e)	Notes to the Financial Statements.

are attached hereto and form a part hereof.

     The Registrant is not involved and has not been involved in any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on the Registrant’s financial position or profitability, including governmental proceedings pending or known to be contemplated.

     The Registrant has not, during its last five completed financial years, declared or paid any dividends on its common shares and does not currently intend to pay dividends. Earnings, if any, will be retained to finance further growth and development of the business of the Issuer.

B.  Significant changes

     There has been no significant change in the financial condition of the Registrant since December 31, 2002.

Item 9     The Offer and Listing

A.  Offer and Listing Details.

      This Form 20-F is being filed as an annual report under the Exchange Act and does not relate to a new offer of securities, and accordingly, the information called for is not required other than the price history information below.

B.  Plan of Distribution

      This Form 20-F is being filed as an annual report under the Exchange Act and does not relate to a new offer of securities, and accordingly, the information called for is not required.

C.  Markets

     The Common Shares of the Registrant were listed on the Canadian Venture Exchange (the “CDNX”) until March 2, 2000, at which time the shares were delisted from CDNX at the request of the Registrant. The Common shares of the Registrant commenced trading on the United States OTC Bulletin Board as at February 11, 2000. The following table sets out the price history of the Registrant’s Common Shares on CDNX (prior to November 29, 1999, the Vancouver Stock Exchange) for the periods indicated (in Canadian dollars):

Period	High (Cdn$)	Low (Cdn$)
1998 12 Month Period ended December 31	0.44	0.11
1999 12 Month Period ended December 31	0.99	0.13
2000 2 Month Period ended March 2	9.20	0.97

     The following table sets out the price history of the Registrant’s Common Shares on the United States OTC Bulletin Board from February 11, 2000, being the date the Registrant’s Common Shares commenced trading, and for the following periods indicated (in US dollars):

Period	High (US$)	Low (US$)

2000 February 11 – December 31	8.63	0.10
2001 First Quarter ended March 31	0.35	0.14
Second Quarter ended June 30	0.41	0.15
Third Quarter ended September 30	0.57	0.18
Fourth Quarter ended December 31	0.55	0.19
2002 First Quarter ended March 31	0.27	0.12
Second Quarter ended June 30	0.25	0.08
Third Quarter ended September 30	0.19	0.04
Fourth Quarter ended December 31	0.04	0.02

December 2002	0.03	0.03
January 2003	0.08	0.03
February 2003	0.07	0.04
March 2003	0.04	0.03
April 2003	0.04	0.01
May 2003	0.02	0.01

     These over the counter quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions. The closing price of the Registrant’s common shares on the OTCBB was US$0.01 on May 30, 2003. The Registrant’s common shares are quoted under the symbol APVLF on the OTCBB.

D.  Selling Shareholders

      This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 9.D is not required.

E.  Dilution

     This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 9.E is not required.

F.  Expenses of the Issue

      This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 9.F is not required.

Item 10     Additional Information

A.  Share capital

     Not applicable.

B.  Memorandum and articles of association

1.
The Registrant was incorporated under no. 211807 on June 20, 1980 under the name Cascade Explorations Ltd., with an authorized capital of 5,000,000 shares without par value, by registration of its Memorandum and Articles under the Company Act (British Columbia). The Registrant subsequently changed its name to Capri Resources Ltd. on May 12, 1983.

The Registrant changed its name to “Capri Resources Ltd.” effective as of May 12, 1983. Effective December 24, 1987, the Registrant altered its share capital by consolidation of its authorized and issued capital on the basis of one new share for three old shares, decreasing the number of shares authorized from 5,000,000 shares to 1,666,666.67 shares. The Registrant then increased its authorized capital to 10,000,000 shares and changed its name to “International Capri Resources Ltd.” Effective July 19, 2000, the Registrant changed its name to “Apiva.com Web Corporation.” and effective December 18, 2001, the Registrant changed its name to Apiva Ventures Limited.

By resolution filed with the British Columbia Registrar of Companies (the “Registrar”) on July 6, 1994, in accordance with Section 256 of the Company Act (British Columbia), certain escrow shares held under an existing agreement were cancelled without consideration and the authorized and issued share capital was diminished so that the authorized capital of the Registrant consisted of 9,787,500 shares. By Special Resolution filed with the Registrar on July 7, 1995, the Registrant’s authorized capital was increased to 100,000,000 common shares without par value.

The Registrant’s Memorandum and Articles do not provide for any specific objects or purposes.

2.	Set forth below is a summary of provisions contained in the Registrant’s Articles with respect to:

	(a)	Director’s power to vote on a proposal, arrangement or contract in which the director is materially interested: None.

	(b)	Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body: None.

	(c)	Borrowing powers exercisable by the directors and how such borrowing powers can be varied: None.

	(d)	Retirement or non-retirement of directors under an age limit requirement: The directors are not required to retire upon reaching a specific age.

	(e)	Number of shares, if any, required for director’s qualification: A director is not required to hold any shares of the Registrant.

3.
All common shares of the Issuer rank equally as to dividends, voting powers and participation in assets and in all other respects. Each share carries one vote per share at meetings of the shareholders of the Issuer. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The shares presently issued are not subject to any calls or assessments.

4.
The rights of holders of Common Shares may not be modified other than by vote of 3/4 of the Common Shares voting on such modification. Because a quorum for a general meeting of shareholders can exist with one shareholder (proxyholder) personally present, the rights of holders of Common Shares may be modified by the votes of less than a majority of the issued Common Shares of the Registrant.

Shareholders may apply to the Supreme Court of British Columbia for various remedies on the grounds that the affairs of the Registrant are being conducted in a manner oppressive to one or more of the shareholders or that some resolution of shareholders has been passed or is proposed that is unfairly prejudicial to one or more of the shareholders. That Court may, with a view to bringing it to an end or to remedying the matters complained of, make an interim or final order if it considers appropriate, including the following:

	(a)	direct or prohibit any act or cancel or vary any transaction or resolution;
	(b)	regulate the conduct of the Registrant’s affairs in the future;
	(c)	provide for the purchase of the Common Shares of any member of the Registrant by another member of the Registrant, or by the Registrant;
	(d)	in the case of a purchase by the Registrant, reduce the Registrant’s capital or otherwise;
	(e)	appoint a receiver or receiver manager;
	(f)	order that the Registrant be wound up;
	(g)	authorize or direct that proceedings be commenced in the name of the Registrant against any party on the terms the Court directs;
	(h)	require the Registrant to produce financial statements;
	(i)	order the Registrant to compensate an aggrieved person; and
	(j)	direct rectification of any record of the Registrant.

Where a special resolution to modify the rights of the holders of Common Shares has been passed, the holders of not less than 10% of the Common Shares who are entitled to vote and did vote against the special resolution (in person or by proxy), may apply to the Supreme Court of British Columbia to set aside the resolution.

There are no restrictions on the purchase or redemption of Common Shares by the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.

5.
The directors of the Registrant call all annual general meetings and extraordinary general meetings. Any one or more shareholders holding 10% or more of the Registrant’s shares can requisition a meeting. In certain circumstances, a shareholders’ meeting can be called by the Supreme Court of British Columbia.

6.	There are no limitations on the rights to own securities.

7.	There are no provisions in the Registrant’s Articles which would have an effect on delaying, deferring or preventing a change of capital.

8.	There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

9.	The law of British Columbia relating to Items 2-8 is not significantly different from the law of the United States.

10.	There are no conditions in the Memorandum and Articles governing changes in capital which are more stringent than is required by law.

C.  Material Contracts

     For the two years immediately preceding May 31, 2003, there were no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Registrant or any member of the group was a party. For a description of those contracts entered into in the ordinary course of business refer to Item 4B – Business Overview.

D.  Exchange controls

     There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Registrant’s common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Registrant) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

      Except as provided in the Investment Canada Act (the “Act”), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Registrant on the right of foreigners to hold or vote the common shares of the Registrant.

E.  Taxation

     ALL SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE INCOME AND OTHER TAX CONSEQUENCES ARISING IN THEIR PARTICULAR CIRCUMSTANCES. THE FOLLOWING IS A SUMMARY ONLY AND OF A GENERAL NATURE AND IS NOT INTENDED, NOR SHOULD IT BE CONSTRUED, TO BE LEGAL OR TAX ADVISE TO ANY PARTICULAR SHAREHOLDER.

United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences, under current law, applicable to a US Holder (as hereinafter defined) of common shares of the Registrant. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (Refer to “Canadian Federal Income Tax Considerations” for material Canadian federal income tax consequences).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (The section, “Foreign Tax Credit”, below provides more details). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below). The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Certain information reporting and backup withholding rules may apply with respect to the Company’s common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 31% of any payments to a holder of the Company’s common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the Company’s common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Company’s gross income for such year was “foreign personal holding company income” (e.g. dividends, interest and similar income), the Company may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or Registrants, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

     As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which produce or are held for the production of passive income. U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain “excess distributions” on and dispositions of PFIC stock. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons. In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess distribution regime of section 1291 described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses. This alternative will apply to taxable years of U.S. Holders beginning after 1997 and taxable years of foreign corporations ending with or within such taxable years of U.S. Holders.

The Company believes that it was not a PFIC for its fiscal year ended December 31, 2002 and does not believe that it will be a PFIC for the fiscal year ending December 31, 2003. However, because the PFIC determination is made annually on the basis of income and assets, there can be no assurance that the Company will not be a PFIC in the current or in a subsequent year. In addition, there can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEFs in the event that it qualifies as a PFIC.

Controlled Foreign Registrant

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company (“United States Shareholder”), the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States shareholders of a CFC currently on their pro rata shares of the Subpart

F income of the CFC. Such United States shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign Registrants ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

Certain Canadian Federal Income Tax Considerations

     A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada. The consequences, if any, of provincial, state and local taxes are not considered.

The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state, or local taxes.

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Registrant for a shareholder of the Registrant who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Registrant as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Registrant is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Income Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Registrant had increased by reason of the payment of such dividend. The Registrant will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on the Registrant’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of the Registrant is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Fifty percent of the capital gains net of losses are included in income. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property”. Shares of common stock of the Registrant will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Registrant belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a)
the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b)
the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada; or

(c)	the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

F.  Dividends and paying agents

     Not applicable.

G.  Statement by experts

     Not applicable.

H.  Documents on display

     Copies of material contracts herein described may be examined at the head office of the Registrant at 16-6350 48A Avenue, Delta, BC V4K 4W3 or at the registered office of the Registrant, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours.

I.  Subsidiary information

     Not applicable.

Item 11      Quantitative and Qualitative Disclosures About Market Risk

     The Registrant currently has no business operations and does not believe its operations are currently subject to market risks. The Registrant believes that it does not have any material exposure to interest or commodity risks. The Registrant does not own any derivative instruments, does not engage in any hedging transactions and does not have any outstanding long-term debt.

Item 12      Description of Securities Other Than Equity Securities

     This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 12 is not required.

Item 13     Defaults, Dividends Arrearages and Delinquencies.

     None

Item 14     Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not Applicable.

Item 15     Controls and Procedures

     Based upon the evaluation of the effectiveness of the disclosure controls and procedures within 90 days prior to the filing date of this annual report, the Registrant’s Chief Executive Officer has concluded that, as of such date the disclosure controls and procedures were effective to ensure that material information relating to the Registrant was made known to others within the company particularly during the period in which this annual report and accounts were being prepared.

     There were no significant changes in the Registrant’s internal controls or in other factors that could significantly affect these controls subsequent to the date the Chief Executive Officer completed his evaluation, nor were there any significant deficiencies of material weaknesses in the Registrant’s internal controls requiring corrective actions.

Item 16 A     Audit Committee Financial Expert

The Registrant does not currently have a financial expert in its audit committee due to its relatively small size. In 2002, the Registrant had no employees and the Registrant relied upon the services of a chartered accounting firm in Vancouver, BC, Canada, to prepare its interim unaudited quarterly financial statements and to provide review engagements thereto. Also, the Registrant retained the audit services of Davidson & Co., Chartered Accountants to perform the audit on its year-end financial statements. The services of these two chartered accounting firms provided the audit committee with the financial expertise which it can readily rely upon.

Moreover, the audit committee is comprised of seasoned business professionals, whereby one member has over 20 years of experience in the investment business and another audit committee member is a sales and marketing while the third member is a physician . For the above reasons, the Board of the Registrant believes that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

Item 16B     Code of Ethics

The Registrant has not adopted a formal written code of ethics given its relatively small size, whereby the Registrant had no employees.

Directors of the Registrant, are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Registrant.

Item 16C     Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

	2002	2001
Type of Services Rendered	Fiscal Year	Fiscal Year
	(CAD$)	(CAD$)

(a) Audit Fees (management’s best approximation)	$8,500	$25,000
(b) Audit-Related Fees	included in	included in
(eg. review engagements for interim quarterly financial	above	above
statements, year-end working papers and preparation of corporate income tax returns)
(c) Tax Fees	Nil	Nil
(d) All Other Fees	Nil	Nil
(eg. review of Form 20-F and bookkeeping services)

PART III

Item 17     Financial Statements

     The Report and Financial Statements for the year ended December 31, 2002 (the “Annual Statements”) are reported on by Davidson & Company, Chartered Accountants. These Annual Statements were prepared in accordance with generally accepted accounting principles in Canada, which differ substantially from general accepted accounting principles in the United States. See Note 13 to the Annual Statements.

     The following financial statements and related schedules are included in this Item:

	Financial Statements	Page # in Sequential Numbering System
1.1	Auditors’ report	46
1.2
Balance Sheets as at December, 2002 and 2001.
Statements of Operations, cumulative from inception to December 31, 2002, and for the three years ended December 31, 2002, 2001 and 2000.
Statements of Cash Flows, cumulative from inception to December 31, 2002, and for the three years ended December 31, 2002, 2001 and 2000.
Statement of Changes in Shareholders’ Equity.
Notes to Financial Statements.
		47-66

Item 18     Financial Statements

     Not applicable.

Item 19     Exhibits

(1)     Exhibits

Exhibit Number	Description	Page # in Sequential Numbering System
1.1(1)	Memorandum and Articles of Incorporation of the Registrant, as amended	N/A
1.2(1)	Certificate of Registration of an Extra-territorial Company – Northwest Territories	N/A

Exhibit Number	Description	Page # in Sequential Numbering System
4.1(1)
Contracts of Mining Exploration and of Promiseof Assignment of Rights, dated November 30, 1998, between Hector Esquivel Esparza, acting on his own behalf and in the name and on behalf Leticia Sosa Alvarez de Esquivel, and Polo Y Ron Minerales, S.A. de C.V.
N/A
4.2(1)
Contracts of Mining Exploration and of Promise of Assignment of Rights, dated November 19, 1998, between Felix Gomez Garcia, acting on his own behalf and in the name of Alberta Esthela Gomez Gomez, acting in the name of and on behalf of Romualda Gomez Lopez de Gomez, and Polo Y Ron Minerales, S.A. de C.V.
N/A
4.3(1)
Contracts of Mining Exploration and of Promise of Assignment of Rights, dated November 19, 1998, between Felix Gomez Garcia, acting on his own behalf and in the name of and on behalf of Zenon Flores Damian and on behalf of Romualda Gomez Lopez de Gomez, and Polo Y Ron Minerales, S.A. de C.V.
N/A
4.4(1)	Joint Venture and Subscription Agreement, dated March 19, 1999, between International Capri Resources, S.A. de C.V., the Registrant, Arngre, Inc., Zacualpan Minerals, LLC, and Alan Stier	N/A
4.5(1)	Contract of Assignment of Rights, dated December 11, 1998, between Polo Y Ron Minerales, S.A. de C.V. and International Capri Resources, S.A. de C.V.	N/A
4.6(1)	Letter Agreement, dated February 13, 1999, between the Registrant and TNK Resources Inc.	N/A
4.7(1)	Property Option Agreement, dated April 14, 1999, between the Registrant and TNK Resources Inc.	N/A
4.8(1)	Management Services Agreement, dated July 1, 1994, between the Registrant and Alan P. Stier	N/A
4.9(1)	Amendment to Management Services Agreement, dated November 1, 1996, between the Registrant and Caral Enterprises	N/A
4.10(2)	Amendment Agreement between Mr. Felix Gomez Garcia and International Capri Resources, S.A. De C.V. dated July 7, 1999, related to El Quinto II and El Cometa Navideno.	N/A
4.11(2)	Amendment Agreement between Mr. Hector Esquivel Esparza and International Capri Resources, S.A. De C.V. dated July 7, 1999, related to El Volado and La Cadena.	N/A

Exhibit Number	Description	Page # in Sequential Numbering System
4.12(2)	Amendment Agreement between Mr. Felix Gomez Garcia and International Capri Resources, S.A. De C.V. dated July 7, 1999, related to Los Compadres.	N/A
4.13(3)	Amendment Agreement between Mr. Felix Gomez Garcia and International Capri Resources, S.A. De C.V. dated February 3, 2000, related to El Quinto II and El Cometa Navideno.	N/A
4.14(3)	Amendment Agreement between Mr. Hector Esquivel Esparza and International Capri Resources, S.A. De C.V. dated February 1, 2000, related to El Volado and La Cadena.	N/A
4.15(3)	Amendment Agreement between Mr. Felix Gomez Garcia and International Capri Resources, S.A. De C.V. dated February 3, 2000, related to Los Compadres.	N/A
4.16(4)	Option Plan	N/A
4.17(5)	Asset Purchase Agreement between Cyber Station of Victoria Ltd. and International Capri Resources Ltd., dated April 11, 2000.	N/A
4.18(5)	Consulting Agreement between Yellow Pearl, Inc. and International Capri Resources Ltd., dated May 16, 2000.	N/A
4.19(5)	Assignment of Right To Purchase Agreement between King CapitalCorporation and International Capri Resources Ltd., dated April 7, 2000.	N/A
4.20(5)
Settlement Agreement between King Capital Corporation, Kenneth Sherwood, Pamela Sherwood, Richard Bennett, Lavernbe Bennett, John Roebuck, Marilyn Roebuck, Duncan Hopp, Cherie Hopp, David Davies, and Thomas Campbell and International Capri Resources Ltd., dated June 19, 2000.
N/A
4.21(5)	Warrant Agreement between Malcolm G. McMicken, in trust,and International Capri Resources Ltd., dated June 19, 2000.	N/A
4.22(6)	Option Agreement between Dover Investments Limited and Apiva.com Web Corporation, dated September 5, 2001.	N/A
4.23(1)	Certificate of Consent of Alex Burton, P. Eng., P. Geo.	N/A
4.24(1)	Certificate of Consent of Juan Jose Cabuto Vidria, Mining Engineer	N/A

Exhibit Number	Description	Page # in Sequential Numbering System
12.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Ronald W. Noble)	70
12.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Clair S.R. Calvert)	70

(1)Previously filed on August 27, 1999.
(2)Previously filed on October 27, 1999.
(3)Previously filed in March, 2000 on Form 20-F.
(4)Previously filed on May 28, 2000
(5)Previously filed on May 14, 2001
(6)Previously filed on May 17, 2002

APIVA VENTURES LIMITED
(An Exploration Stage Company)

FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

DECEMBER 31, 2002

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Apiva Ventures Limited

We have audited the balance sheets of Apiva Ventures Limited as at December 31, 2002 and 2001 and the statements of operations, changes in shareholders' equity (deficiency) and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

The audited financial statements for the year ended December 31, 2000 were examined by other auditors who expressed an opinion without reservation on those statements in their report dated January 20, 2001.

"DAVIDSON & COMPANY"

Chartered Accountants

Vancouver, Canada

May 15, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated May 15, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants
May 15, 2003

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

APIVA VENTURES LIMITED
(An Exploration Stage Company)
BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT DECEMBER 31

	2002	2001

ASSETS

Current
Cash and cash equivalents	$-	$142,397
Marketable securities (Note 3)	-	74,224
Receivables	2,290	2,915

Total current assets	2,290	219,536

Capital assets (Note 4)	3,291	3,872
Investment in partnership (Note 5)	100	-

Total assets	$5,681	$223,408

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$35,893	$20,114

Total current liabilities	35,893	20,114

Shareholders’ equity (deficiency)
Capital stock (Note 7)
Authorized
100,000,000 common shares without par value
Issued and outstanding
15,789,619 common shares (2001 – 15,676,619)	14,192,144	14,162,638
Additional paid-in capital	1,193,809	1,193,809
Deficit	(15,416,165)	(15,153,153)

Total shareholders' equity (deficiency)	(30,212)	203,294

Total liabilities and shareholders' equity (deficiency)	$5,681	$223,408

Nature and continuance of operations (Note 1)
Subsequent events (Note 13)

On behalf of the Board:

_______“Ron Noble”_______	Director	_______“Clair Calvert”_______	Director

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

	2002	2001	2000

EXPENSES
Amortization	$581	$2,988	$10,164
Bank charges and interest	930	1,517	1,897
Foreign exchange (gain) loss	1,787	(5,408)	(16,868)
Management fees to related parties (Note 10)	13,750	-	77,486
Mineral property costs (Note 6)	62,793	169,312	-
Office and general	32,212	68,810	175,043
Professional and consulting fees	73,937	120,571	689,879
Promotion and investor relations	19,016	36,558	76,439
Rent to a related party (Note 10)	8,750	10,800	7,650
Salaries	-	-	49,500
Sales and marketing	-	-	31,494
Systems and business development	-	-	279,922
Travel and automobile	6,728	43,674	101,953

	(220,484)	(448,822)	(1,484,559)

OTHER ITEMS
Interest and other income	154	8,125	24,520
Gain (loss) on sale of marketable securities	(42,682)	61,409	(1,066)
Loss on disposal of capital assets	-	(2,450)	(31,155)
Write-down of marketable securities	-	(266,487)	-
Recovery on contribution to joint venture	-	-	75,839
Write-off of mineral properties	-	-	(422,862)
Write-off of intellectual property and hardware	-	-	(811,920)
Stock-based compensation (Note 7)	-	-	(562,650)

	(42,528)	(199,403)	(1,729,294)

Loss for the year	$(263,012)	$(648,225)	$(3,213,853)

Basic and diluted loss per share	$(0.02)	$(0.04)	$(0.22)

Weighted average number of shares outstanding	15,742,307	15,496,345	14,873,202

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
(An Exploration Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian Dollars)

	Capital Stock
					Total
			Additional		Shareholders'
	Number		Paid-in		Equity
	of Shares	Amount	Capital	Deficit	(Deficiency)

Balance, December 31, 1999	$13,078,619	$11,784,029	$163,495	$(11,291,075)	$656,449

Shares issued for private placement	1,041,000	1,881,417	-	-	1,881,417

Shares issued on exercise of options	1,307,000	314,280	-	-	314,280

Stock-based compensation	-	-	562,650	-	562,650

Stock options issued to consultants	-	-	428,669	-	428,669

Loss for the year	-	-	-	(3,213,853)	(3,213,853)

Balance, December 31, 2000	15,426,619	13,979,726	1,154,814	(14,504,928)	629,612

Shares issued on exercise of options	50,000	13,600	-	-	13,600

Shares issued for acquisition of mineral
Properties	200,000	169,312	-	-	169,312

Stock options issued to consultants	-	-	38,995	-	38,995

Loss for the year	-	-	-	(648,225)	(648,225)

Balance, December 31, 2001	15,676,619	14,162,638	1,193,809	(15,153,153)	203,294

Shares issued on exercise of options	113,000	29,506	-	-	29,506

Loss for the year	-	-	-	(263,012)	(263,012)

Balance, December 31, 2002	15,789,619	$14,192,144	$1,193,809	$(15,416,165)	$(30,212)

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(263,012)	$(648,225)	$(3,213,853)
Items not affecting cash:
Amortization	581	2,988	10,164
Loss on disposal of capital assets	-	2,450	31,155
(Gain) loss on sale of marketable securities	42,682	(61,409)	1,066
Mineral property costs paid by stock	-	169,312	-
Write-down of marketable securities	-	266,487	-
Recovery on contribution to joint venture	-	-	(75,839)
Write-off of mineral properties	-	-	422,862
Write-off of intellectual property and hardware	-	-	811,920
Stock options issued to consultant	-	38,995	428,669
Stock-based compensation cost	-	-	562,650

Changes in non-cash working capital items:
(Increase) decrease in receivables	625	8,817	(7,428)
(Increase) decrease in prepaid expenses	-	4,588	(3,766)
Decrease in due from joint venture	-	-	9,920
Decrease in due from shareholder	-	-	4,043
Increase (decrease) in due to related party	-	(963)	963
Increase (decrease) in accounts payable and accrued liabilities	15,679	(816)	10,625
Decrease in due to joint venture	-	-	(10,532)

Net cash used in operating activities	(203,445)	(217,776)	(1,017,381)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	29,506	13,600	2,195,697

Net cash provided by financing activities	29,506	13,600	2,195,697

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditure for mineral properties	-	-	(6,299)
Proceeds on disposal of capital assets	-	650	16,478
Purchase of marketable securities	-	(328,481)	(307,525)
Purchase of intellectual property and hardware	-	-	(811,920)
Purchase of capital assets	-	-	(35,508)
Proceeds on sale of marketable securities	31,542	279,823	75,815
Funds contributed by joint venture	-	-	75,839

Net cash provided by (used in) investing activities	31,542	(48,008)	(993,120)

- continued -
The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

	2002	2001	2000

Continued…

Change in cash and cash equivalents during the year	(142,397)	(252,184)	185,196

Cash and cash equivalents, beginning of year	142,397	394,581	209,385

Cash and cash equivalents, end of year	$-	$142,397	$394,581

Cash and cash equivalents are comprised of the following:
Bank balances and money market funds	$-	$126,990	$49,614
Short-term investments	-	15,407	344,967

	$-	$142,397	$394,581

Cash paid during the year for:
Interest expense	$-	$-	$-
Income taxes	-	-	-

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2002

1.     NATURE AND CONTINUANCE OF OPERATIONS

Apiva Ventures Limited (the “Company”) was incorporated on June 20, 1980 under the provisions of the Company Act of British Columbia. The Company’s business activities are located in Canada.

During the previous fiscal years ended December 31, 2001 and 2000, the Company was predominantly involved in the business of identifying and reviewing opportunities in the technology field. As a secondary and incidental activity, the Company was also involved in the search for properties of merit in the mining or oil and gas industries. During the year ended December 31, 2000, the Company acquired intellectual property and hardware for US$550,000 (CDN$811,920). The Company developed systems and business processes around the intellectual property and commenced sales and marketing efforts. The viability of the project, however, was unsuccessful and, accordingly, all costs associated with the project were written off to operations during the year ended December 31, 2000.

During the current year, the Company’s principal business activity changed to the exploration of mineral properties and, accordingly, the Company is considered to be in the exploration stage.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. However, certain conditions noted below currently exist which raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to complete public equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

	2002	2001

Deficit	$(15,416,165)	$(15,153,153)
Working capital (deficiency)	(33,603)	199,422

2.     SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

APIVA VENTURES LIMITED
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2002

2.     SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction. Revenues and expenses are translated at rates in effect at the time of the transaction. Gains and losses on translation are included in the results from operations.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three month or less.

Capital assets

Capital assets are carried at cost less accumulated amortization. Amortization is provided for using the declining balance method at a rate of 30% per annum for computer hardware.

Marketable securities

Marketable securities are carried at the lower of cost and market value.

Investment in partnership

The Company’s investment in a partnership is accounted for by the cost basis of accounting.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost less option payments received and other recoveries. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold, abandoned or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold, abandoned or management has determined there to be an impairment. These costs will be amortized over the proven reserves available on the related property following commencement of production.

APIVA VENTURES LIMITED
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2002

2.     SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Values

The amounts shown for mineral properties represent costs incurred to date and are not intended to reflect present or future values.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts. As at December 31, 2002, there were no environmental protection or rehabilitation costs accrued.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive. At December 31, 2002, 2001 and 2000, the total number of potentially dilutive shares excluded from loss per share was 2,354,000, 2,729,500 and 1,187,500, respectively.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

Stock options

The Company grants options as described in Note 7. Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to capital stock.

APIVA VENTURES LIMITED
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2002

2.     SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

3.     MARKETABLE SECURITIES

The investment in marketable securities represented shares in a publicly-traded company which were carried at the lower of cost and quoted market value. During the current year, the Company sold its marketable securities for gross proceeds of $31,542, resulting in a loss on disposal of $42,682.

4.     CAPITAL ASSETS

		2002			2001

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Computer hardware	$8,610	$5,319	$3,291	$8,610	$4,738	$3,872

5.     INVESTMENT IN PARTNERSHIP

During the current year, the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the “General Partnership”), with two other companies. The General Partnership acquired an interest in the 1999 Investment Co. Limited Partnership (the “Limited Partnership”). The Limited Partnership is an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The Company has a 27.66% interest in the General Partnership.

Subsequent to year-end, the Company received a cash distribution of $244,774 from the General Partnership which represents the aggregate amount of cash the Company expects to receive from this investment.

APIVA VENTURES LIMITED
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2002

6.     MINERAL PROPERTIES

	Mongolia	Total

Balance, December 31, 2000 and 2001	$-	$-
Acquisition costs	62,793	62,793
Write-off of mineral property costs	(62,793)	(62,793)

Balance, December 31, 2002	$-	$-

Mongolia Property

During the current year, the Company was granted an option to acquire a 37.5% interest in certain mineral properties in Mongolia which are subject to a 2% net smelter royalty. As consideration, the Company paid a $62,793 deposit and was required to pay an additional US$30,000 within 30 days of closing, an additional US$55,000 within 60 days of closing and issue 715,000 common shares. Due to payment default and mutual termination, the option was cancelled during the current year and the Company forfeited its deposit of $62,793. Accordingly, mineral property costs of $62,793 have been charged to operations during the current year.

East Wadi Araba Concession, Egypt

The Company entered into an option agreement on September 5, 2001 with Dover Investments Limited (“Dover”) to acquire a 10% of working interest in the East Wadi Araba Concession. Pursuant to the terms of the agreement, the purchase price payable by the Company was as follows:

a)	Issue 200,000 common shares upon the signing of the agreement (issued at a value of $169,312 being the fair value of the shares at the date of issuance).
b)	Issue 5,000,000 common shares of the Company upon completion of the agreement.
c)	Pay $1,000,000 in cash subject to the Company’s efforts to obtain the necessary funds.

The option agreement was terminated and, accordingly, the acquisition costs of $169,312 were charged to operations during the year ended December 31, 2001.

7.     CAPITAL STOCK

From January 2000 to March 2000, the Company issued a total of 1,307,000 common shares at a price ranging from $0.20 to $0.35 per share for total proceeds of $314,280 on the exercise of stock options.

In April, 2000, the Company issued 1,041,000 common shares pursuant to a private placement at a price of $1.50 per share for net proceeds of $1,881,417.

APIVA VENTURES LIMITED
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2002

7.     CAPITAL STOCK (cont’d…)

In September 2001, the Company issued 200,000 common shares toward the acquisition of mineral properties at a value of US$0.54 per share for total consideration of CDN$169,312.

In November 2001, the Company issued 50,000 common shares at a price of US$0.17 per share for proceeds of CDN$13,600 on the exercise of stock options.

In April 2002, June 2002 and July 2002, the Company issued 38,000, 10,000 and 65,000 common shares respectively, at a price of US$0.17 per share for net proceeds of CDN$29,506 on the exercise of stock options.

Stock options

The Company's stock option plan provides for the issuance of options to directors, officers, employees and consultants of the Company to purchase common shares of the Company. Stock options are issuable, at the discretion of the Board of Directors, to acquire up to 10% of the issued and outstanding share capital of the Company and are exercisable for a period not exceeding 10 years and vest at the discretion of the Board of Directors.

Stock option transactions are summarized as follows:

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price

Outstanding, beginning of year	1,629,500	US$ 0.19	87,500	US$ 0.50	1,307,000	US$ 0.18
Granted	-	-	1,592,000	0.17	87,500	0.50
Exercised	(113,000)	0.17	(50,000)	0.17	(1,307,000	0.18
Expired/cancelled	(262,500)	0.28	-	-	-	-

Outstanding, end of year	1,254,000	US$ 0.17	1,629,500	US$ 0.19	87,500	US$ 0.50

Weighted average fair value of
options granted during the		US$ -		US$ 0.16		US$ -
year

During the year ended December 31, 2001, 175,000 (2000 - 87,500) stock options were issued to non-employees and non-directors. Using the fair value method for stock-based compensation, consulting costs of $38,995 (2000 - $428,669) were recorded. This amount was determined using the Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, expected life of 5 years (2000 – 5 years), a weighted average volatility of 177% (2000 – 186%) and an annual risk free interest rate of 5.21% (2000 – 5.08%).

APIVA VENTURES LIMITED
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2002

7.     CAPITAL STOCK (cont'd…)

Stock options (cont’d…)

The following incentive stock options to acquire common shares are outstanding and exercisable at December 31, 2002:

Number	Exercise
of Shares	Price	Expiry Date

1,254,000	US$ 0.17	January 15, 2006

Warrants

Warrant transactions are summarized as follows:

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Warrants	Price	of Warrants	Price	of Warrants	Price

Outstanding, beginning of year	1,100,000	US$ 0.50	1,100,000	US$ 0.50	-	US$ -

Granted	-	-	-	-	1,100,000	0.50

Outstanding, end of year	1,100,000	US$ 0.50	1,100,000	US$ 0.50	1,100,000	US$ 0.50

As at December 31, 2002, 1,100,000 warrants were outstanding to acquire common shares of the Company at an exercise price of US$0.50 per share expiring on April 16, 2004.

During the year ended December 31, 2000, 1,100,000 warrants were issued upon the break up of a business combination. Using the fair value method for stock-based compensation, costs of $562,650 were recorded for the year ending December 31, 2000. This amount was determined using the Black-Scholes option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 186% and an annual risk free interest rate of 5.08%.

APIVA VENTURES LIMITED
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2002

8.     INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2002	2001	2000

Loss before income taxes	$(263,012)	$(648,225)	$(3,213,853)

Expected income tax recovery	$104,153	$285,219	$1,446,234
Non-deductible expenses for tax purposes	(33,208)	(92,627)	(301,336)
Limited partnership income subject to tax	(1,437,565)	-	-
Recognized (unrecognized) benefit of non-capital losses	1,366,620	(192,592)	(1,144,898)

	$-	$-	$-

Partnership income accounted for on a cost basis is $Nil whereas allocated partnership income for income tax purposes is $3,630,213 of which the Company only expects to realize $244,774

The significant components of the Company's future income tax assets are as follows:

	2002	2001	2000

Non-capital loss carryforwards	$631,254	$2,086,665	$2,014,000
Capital assets	9,339	10,018	8,468
Resource expenditures	1,333,985	1,465,047	1,596,298
Other	362,810	433,705	89,234

	2,337,388	3,995,435	3,708,000
Less: Valuation allowance	(2,337,388)	(3,995,435)	(3,708,000)

	$-	$-	$-

At December 31, 2002, the Company had non-capital loss carryforwards available to reduce future taxable income of approximately $1,670,000. These losses, if not utilized, will begin to expire in 2003. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses, resource expenditures and other tax assets have not been recognized in these financial statements and have been offset by a valuation allowance.

9.     SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions for the year ended December 31, 2002.

APIVA VENTURES LIMITED
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2002

9.     SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d…)

The significant non-cash transaction for the year ended December 31, 2001 consisted of the Company issuing 200,000 common shares at a value of $169,312 toward the acquisition of mineral properties.

There were no significant non-cash transactions for the year ended December 31, 2000.

10.     RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a)	Paid management fees of $13,750 (2001 - $Nil; 2000 - $30,000) to a company controlled by a director of the Company.
b)	Paid rent of $8,750 (2001 - $10,800; 2000 - $7,650) to a company controlled by a director of the Company.
c)	Paid management fees of $Nil (2001 - $Nil; 2000 - $47,486) to a company controlled by a former director of the Company.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.     SEGMENT INFORMATION

Business information

During the year ended December 31, 2002, the Company’s principal business activity was the exploration of mineral properties. For the years ended December 31, 2001 and 2000, the Company operated predominately in the technology field except for mineral property costs of $169,312 incurred for the year ended December 31, 2001 and a write-off of mineral properties of $422,862 for the year ended December 31, 2000.

Geographic information

The Company operated primarily in Canada for the years ended December 31, 2002, 2001 and 2000. The Company’s total assets as at December 31, 2002 and 2001 were located primarily in Canada.

12.     FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

APIVA VENTURES LIMITED
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2002

13.     SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2002:

a)	The Company received a cash distribution of $244,774 from its investment in partnership (Note 5).
b)	The Company loaned $100,000 to a company with a common director. The loan bears interest at a rate of 10% per annum, is unsecured and is due and payable on or before April 20, 2004.

14.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) and in SEC Regulation S-X are described and quantified below.

		2002			2001

	Balances		Balances	Balances			Balances
	under		under	under			under
	Canadian		U.S.	Canadian			U.S.
	GAAP	Adjustment	GAAP	GAAP		Adjustment	GAAP

Balance sheets

Current assets	$2,290	$-	$2,290	$219,536	$	$ -	$219,536
Long-term assets	3,391	244,774	248,165	3,872		-	3,872

Total assets	$5,681	$244,774	$250,455	$223,408		$-	$223,408

Current liabilities	$35,893	$-	$35,893	$20,114		$-	$20,114
Capital stock	14,192,144	-	14,192,144	14,162,638		-	14,162,638
Additional paid-in capital	1,193,809	-	1,193,809	1,193,809		-	1,193,809
Other comprehensive
income:
Unrealized loss on
marketable securities	-	-	-	-		(266,487)	(266,487)
Deficit	(15,416,165	244,774	(15,171,391	(15,153,153		266,487	(14,886,666

Total liabilities and
shareholders’ equity	$5,681	$244,774	$250,455	$223,408		$-	$223,408

APIVA VENTURES LIMITED
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2002

14.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

	2002	2001	2000

Statements of operations

Loss under Canadian GAAP	$(263,012)	$(648,225)	$(3,213,853)
Resource property exploration expenditures	-	-	416,563
Income from equity investment in partnership	3,630,213	-	-
Write-down of investments	-	266,487	-
Write-down of equity investment in partnership	(3,385,439)	-	-
Realized loss on sale of investments	(266,487)	-	-

Loss under U.S. GAAP	$(241,299)	$(381,738)	$(2,797,290)

Basic and diluted loss per share under U.S. GAAP	$(0.02)	$(0.02)	$(0.19)

	2002	2001	2000

Statements of cash flows

Operating activities under Canadian GAAP	$(203,445)	$(217,776)	$(1,017,381)
Exploration	-	-	416,563

Operating activities under U.S. GAAP	(203,445)	(217,776)	(600,818)

Financing activities under Canadian and U.S. GAAP	29,506	13,600	2,195,697

Investing activities under Canadian GAAP	(31,542)	(48,008)	(993,120)
Deferred exploration	-	-	(416,563)

Investing activities under U.S. GAAP	(31,542)	(48,008)	(1,409,683)

Change in cash and cash equivalents during the year	(142,397)	(252,184)	185,196

Cash and equivalents, beginning of year	142,397	394,581	209,385

Cash and equivalents, end of year	$-	$142,397	$394,581

Marketable securities

For Canadian GAAP purposes, marketable securities are carried at the lower of cost and market value, with any realized gain or loss included in the statements of operations.

APIVA VENTURES LIMITED
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2002

14.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Marketable securities (cont’d…)

Under U.S. GAAP, Statements of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain investments be classified into available-for-sale or trading securities stated at fair market values. Any unrealized holding gains or losses are to be reported as a separate component of shareholders’ equity until realized for available-for-sale securities and included in earnings for trading securities. Under SFAS 115, the Company’s marketable securities in the amount of $Nil (2001 - $74,224) would be classified as available-for-sale securities. As at December 31, 2002, there were no unrealized gains or losses (2001 – unrealized loss of $266,487).

Investment in partnership

For Canadian GAAP purposes, the investment in partnership is accounted for by the cost basis of accounting.

Under U.S. GAAP, the investment in partnership is accounted for by the equity basis of accounting, whereby the investment is initially recorded at cost and adjusted to recognize the Company’s share of earnings of the investee partnership and reduced by any cash distributions received. For the year ended December 31, 2002 the Company’s share of earnings from the partnership was $3,630,213. The investment in the partnership was then written-down to its net realizable value of $244,874.

Mineral properties and exploration and development costs

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under U.S. GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Stock-based compensation

For U.S. GAAP purposes, the Company accounts for stock-based compensation to employees and directors, under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employee's” (“APB 25”), using the intrinsic value based method whereby compensation costs are recorded for the excess, if any, of the quoted market price at the date granted over the exercise price. Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. SFAS 123, however, allows the Company to continue to measure the compensation cost of employees in accordance with APB 25. The Company has adopted the disclosure-only provisions of SFAS 123.

APIVA VENTURES LIMITED
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2002

14.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Stock-based compensation (cont’d…)

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company’s financial statements was not required for the years ended December 31, 2001 and 2000. New accounting and disclosure standards were introduced under Canadian GAAP (Note 7) for the fiscal year ended December 31, 2002. Accordingly, there is no difference between Canadian and U.S. GAAP on the accounting for stock-based compensation for the year ended December 31, 2002.

Under U.S. GAAP, the Company recorded additional compensation expense during the years ended December 31, 2001 and 2000 of $350,961 and $Nil based on the fair value of options granted to non-employees.

The following pro forma financial information presents the loss for the year and the loss per share had the Company adopted SFAS 123 for all stock options issued to employees and directors:

	2001	2000

Loss for the year under U.S. GAAP	$(381,738)	$(2,797,290)
Additional stock-based compensation cost	(350,961)	-

Pro forma loss	$(732,699)	$(2,797,290)

Pro forma basic and diluted loss per share	$(0.05)	$(0.19)

The amount is determined using the Black-Scholes option pricing model assuming no dividends are to be paid, expected life of 5 years; weighted average contractual life of 4.04 years; a weighted average volatility of the Company’s share price of 177% (2000 – Nil%); and an annual risk free interest rate of 5.21% (2000 - Nil%).

Comprehensive income

Under U.S. GAAP, Statements of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses). The purpose of reporting comprehensive income is to present a measure of all changes in shareholders’ equity that result from recognized transactions and other economic events of the year, other than transactions with owners in their capacity as owners. Under Canadian GAAP, the reporting of comprehensive income is not required.

APIVA VENTURES LIMITED
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2002

14.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Comprehensive income (cont’d…)

Comprehensive income (loss) is as follows:

	2002	2001	2000

Loss for the year under U.S. GAAP	$(529,499)	$(381,738)	$(2,797,290)
Other comprehensive income:
Unrealized gain (loss) on investments	-	(378,293)	111,806

	(529,499)	(760,031)	(2,685,484)
Less: Reclassification adjustment	266,487	-	-

Comprehensive income (loss) under U.S. GAAP	$(263,012)	$(760,031)	$(2,685,484)

New accounting pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) approved the issuance of Statements of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

In June 2001, FASB issued Statements of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

In August 2001, FASB issued Statements of Financial Accounting Standards No. 144, “Accounting for the Impairment on Disposal of Long-lived Assets” (“SFAS 144”), which supersedes Statements of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of”. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively.

APIVA VENTURES LIMITED
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
DECEMBER 31, 2002

14.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

New accounting pronouncements (cont’d…)

In April 2002, FASB issued Statements of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002.

In June 2002, FASB issued Statements of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) that nullifies Emerging Issues Task Force No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereby EITF 94-3 had recognized the liability at the commitment date to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged.

In October 2002, FASB issued Statements of Financial Accounting Standards No. 147, “Accounting of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 44 and FASB Interpretation No. 9” (“SFAS 147”). SFAS 147 requires the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises. SFAS 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.

In December 2002, FASB issued Statements of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123” (“SFAS 148”). SFAS 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years ending after December 15, 2002.

In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities”. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

In May 2003, FASB issued Statements of Financial Accounting Standards No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has caused and authorized the undersigned to sign this annual report on its behalf.

APIVA VENTURES LIMITED
Registrant

Date: June 20, 2003 By:	/s/ Ronald W. Noble (signature)
Executed at Vancouver,	Ronald W. Noble, President
British Columbia, Canada

CERTIFICATIONS

I, Ronald W. Noble, certify that:

1.	I have reviewed this report on Form 20-F of Apiva Ventures Limited (“Registrant”);

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.
The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions): a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6.
The Registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 20, 2003
/s/ Ronald W. Noble
Ronald W. Noble
President and CEO.

CERTIFICATIONS

I, Clair S.R. Calvert, certify that:

1.	I have reviewed this report on Form 20-F of Apiva Ventures Limited (“Registrant”);

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.
The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

		b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6.
The Registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 20, 2003
/s/ Clair S.R. Calvert
Clair S.R. Calvert
Chief Financial Officer.

Exhibit 12.1

Certification of Chief Executive Officer pursuant to
Title 18, United States Code, Section 1350, as adopted pursuant to
Section 906 of The Sarbanes-Oxley Act of 2002

I, Ronald W. Noble, President and Chief Executive Officer of Apiva Ventures Limited ("Apiva"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1. The Annual Report on Form 20-F of Apiva for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Apiva.

	by:	/s/ Ronald W. Noble

Ronald W. Noble
Vancouver, Canada		President and Chief Executive Officer
June 20, 2003

A signed original of this written statement required by Section 906 has been provided to Apiva and will be retained by Apiva and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 12.2

Certification of Chief Financial Officer pursuant to
Title 18, United States Code, Section 1350, as adopted pursuant to
Section 906 of The Sarbanes-Oxley Act of 2002

I, Clair S.R. Calvert, Chief Financial Officer of Apiva Ventures Limited ("Apiva"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1. The Annual Report on Form 20-F of Apiva for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Apiva.

	by:	/s/ Clair S.R. Calvert

Clair S.R. Calvert
Vancouver, Canada		Chief Financial Officer
June 20, 2003

A signed original of this written statement required by Section 906 has been provided to Apiva and will be retained by Apiva and furnished to the Securities and Exchange Commission or its staff upon request.