Form 20-F
period 2003-12-31
APIVA VENTURES LTD
filed 2004-08-03
CIK 1000791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐    Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934,

OR

☒    Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934,
For the fiscal year ended December 31, 2003

OR

☐    Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from _______________ to _______________

Commission file number: 0-18860

APIVA VENTURES LIMITED
(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

16-6350 48a Avenue, Delta, B.C. V4K 4W3
(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant Section 15(d) of the Act:
Common Shares without par value
(Title of Class)

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report.

December 31, 2003: 15,789,619 common shares without par value

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
Item 17 ☒    Item 18 ☐

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FORM 20-F
TABLE OF CONTENTS

For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometres	2,204 pounds	= 1 tonne
1 yard	= 0.9144 meter	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare	1 troy ounce	= 31.103 grams

Unless the context otherwise requires, all references to the "Registrant" or the "Company" or "Apiva" refer to Apiva Ventures Limited. and/or its subsidiaries. All monetary figures are in terms of United States dollars unless otherwise indicated.

PART I

ITEM 1.             IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 1 is not required.

ITEM 2.             OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 2 is not required.

ITEM 3.             KEY INFORMATION

3.A            Selected Financial Data

The following financial information with respect to the five years ended December 31, 2003 and as of December 31, 2002, 2001, 2000, and 1999 (stated in Canadian dollars) has been derived from Apiva's audited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP" or "CAD GAAP"). A reconciliation of certain material variations in the financial information from that which would be provided if the financial statements were prepared in conformity with United States generally accepted accounting principles ("U.S. GAAP") is provided in Item 8 and in Note 14 to the audited Consolidated Financial Statements for the year ended December 31, 2003 included in Item 17.

Apiva Ventures Limited
Form 20-F

	Year Ended December 31 (in Canadian Dollars)
	2003	2002	2001	2000	1999
Other Income	$244,968	$154.00	$8,125	$24,520	$75,408
General & Administrative Expenses	164,190	220,484	448,822	1,173,143	483,524
Net Income (Loss)
Canadian GAAP	25,778	(263,012)	(648,225)	(3,213,853)	(686,522)
US GAAP	25,778	(284,725)	(381,738)	(2,797,290)	(786,506)
Net Income (Loss) per Share
Canadian GAAP	0.01	(0.02)	(0.04)	(0.22)	(0.05)
US GAAP	0.01	(0.02)	(0.02)	(0.19)	(0.06)
Working Capital	(65,368)	(33,603)	$199,422	$619,652	207,637
Total Assets
Canadian GAAP	64,685	5,681	223,408	651,505	667,366
US GAAP	64,685	250,455	223,408	763,311	250,803
Total Liabilities	69,119	35,893	20,114	21,893	10,917
Shareholders' Equity
Canadian GAAP	(4,434)	(30,212)	203,294	629,612	656,449
US GAAP	(4,434)	214,562	203,294	741,418	250,803
Long-term Obligations	---	----	----	----	---
Outstanding Share Capital	15,789,619	15,789,619	15,676,619	15,426,619	13,078,619
Fully Diluted Number of Shares	18,143,619	18,143,619	16,614,119	14,385,619	14,259,989

The Registrant has paid no dividends on its shares since incorporation and does not anticipate doing so for the foreseeable future. The declaration of dividends on the common shares of the Registrant is within the discretion of the Registrant's board of directors and will depend upon, among other factors, earnings, capital requirements, and the operating and financial condition of the Registrant.

Apiva has had no material long-term debt and has paid no cash or share dividends over the last five years.

On June 30, 2004, the Bank of Canada closing rate for the conversion of one United States dollar into Canadian dollars was CAD$1.3404.

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.

Month	Year	High (CAD$)	Low (CAD$)
January	2004	1.3013	1.2913
February	2004	1.3352	1.3241
March	2004	1.3339	1.3236
April	2004	1.3467	1.3370
May	2004	1.3829	1.3733
June	2004	1.3753	1.3404

The following table lists the average exchange rates for $1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Apiva Ventures Limited
Form 20-F

Year	Rate
1999	1.4857
2000	1.4854
2001	1.5489
2002	1.5703
2003	1.4015

3.B            Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in this Item 3.B is not required.

3.C            Reasons for the Offer and Use of Proceeds.

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 3.C is not required.

3.D            Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Registrant's operations and industry that may have a material impact on, or constitute risk factors in respect of, the Registrant's future financial performance.

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

THE REGISTRANT HAS NO REVENUES AND A HISTORY OF LOSSES, WHICH MAKE ITS ABILITY TO CONTINUE AS A GOING CONCERN QUESTIONABLE.

The Registrant currently has no active business or cash flow from operations. The Registrant has a history of losses, including net income of $25,778 in 2003 and net losses of $263,012 in 2002, $648,225 in 2001 and $3,213,853 in 2000 (fiscal years). The Registrant has not earned any material revenue in recent years and has never been profitable. The Registrant is in the process of evaluating possible business opportunities; however, it has no arrangements to pursue such opportunities. There can be no assurance that the Registrant will successfully implement a commercially viable business opportunity or that the Registrant be profitable on a quarterly or annual basis. In addition, if the Registrant plans to acquire an operating business entity or exploration properties, its

Apiva Ventures Limited
Form 20-F

operating expenses will increase significantly, and the Registrant may require additional financing to pursue such opportunities.

THE REGISTRANT'S ABILITY TO PURSUE NEW BUSINESS OPPORTUNITIES MAY DEPEND ON ITS ABILITY SECURING ADDITIONAL OPERATING CAPITAL.

As of December 31, 2003, the Registrant had a working capital deficit of approximately $65,368 and cash and cash equivalents of $1,308. In order to pursue additional business opportunities, the Registrant will be required to raise additional financing. The Registrant currently has no arrangements to acquire or implement any business opportunities and the amount of additional capital required to be raised by the Registrant is uncertain. The Registrant anticipates raising additional capital through sales of equity and/or debt; however, there can be no assurance that the Registrant will be able to obtain adequate financing to support its operations. The Registrant's ability to raise additional financing will be dependent on a number of factors, some of which are beyond its control, including the business opportunities pursued by the Registrant; trends in the economy and equity markets; the amount of financing required to be raised and the Registrant's ability to implement the business strategy pursued by the Registrant.

SUBSTANTIAL DOUBT ABOUT THE REGISTRANT'S ABILITY TO CONTINUE AS A GOING CONCERN.

In their independent auditor's report dated April 23, 2004, Davidson & Company, the Registrant's auditors, expressed substantial doubt about the Registrant's ability to continue as a going concern due to lack of working capital and other factors affecting the Registrant's business. The Registrant cannot assure you that it will acquire a commercially viable business opportunity or additional financing required to capitalize on such opportunity will be available on acceptable terms. See the disclosure regarding forward-looking statements in item 5G. Furthermore, any issuance of additional securities may result in dilution to the then existing shareholders. If adequate funds are not available, the Registrant will lack sufficient capital to pursue its business plan fully, which will have a material adverse effect the Registrant's ability to continue as a going concern.

THE REGISTRANT IS SUBJECT TO RISKS AS IT PURSUES BUSINESS OPPORTUNITIES THROUGH ACQUISITIONS AND STRATEGIC ALLIANCES.

As part of its business strategy, the Registrant intends to acquire, make investments in, and enter into strategic alliances with as yet unidentified operating companies. The Registrant has had preliminary discussions to acquire working interests in mineral exploration properties and oil and gas exploration properties. Any such future acquisitions, investments or strategic alliances would involve risks, such as incorrect assessment of the value, strengths and weaknesses of acquisition and investment opportunities; underestimating the exploration potential of such properties and obtaining financing to meet the Registrant's obligations in connection with such acquisition.

There can be no assurance that the Registrant will be able to finalize any acquisitions or successfully overcome these risks. Moreover, the Registrant cannot be certain that any desired acquisition, investment or strategic alliance can be made in a timely manner or on terms and conditions acceptable to the Registrant or that the Registrant will be successful in identifying attractive business opportunities. The Registrant expects that competition for such acquisitions may be significant. The Registrant may compete with others who have similar acquisition strategies, many of whom may be larger and have greater financial and other resources than the Registrant.

Apiva Ventures Limited
Form 20-F

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

If the Registrant's possible future exploration programs successfully identify commercially viable mineral or oil and gas deposits on its property, the Registrant will be required to raise additional financing to develop such property and to place such property into commercial production.

THE REGISTRANT'S POSSIBLE FUTURE PROPERTIES MAY BE SUBJECT TO CURRENT AND FUTURE ENVIRONMENTAL REGULATIONS, WHICH MAY ADVERSELY AFFECT THE REGISTRANT'S ABILITY TO DEVELOP ITS PROPERTIES OR MAKE SUCH DEVELOPMENT ECONOMICALLY UNFEASIBLE.

In connection with possible future properties, the Registrant may be subject to extensive and changing environmental legislation, regulation and actions. The Registrant cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, area providing for habitat for certain species or other protected areas. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Registrant's future results of operations and business, or may cause material changes or delays in the Registrant's intended future activities. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Registrant's operations if the Registrant acquires properties in the future. Environmental hazards may exist on the Registrant's past properties which are unknown to the Registrant at present which have been caused by previous or existing owners or operators of the properties.

SOME OF THE DIRECTORS AND OFFICERS OF THE REGISTRANT MAY ALSO SERVE AS DIRECTORS AND OFFICERS OF OTHER COMPANIES, WHICH MAY GIVE RISE TO POTENTIAL CONFLICTS OF INTEREST.

Certain directors and officers of the Registrant are, or may become, officers and/or directors of, or are associated with other companies. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Registrant and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Registrant and to abstain from voting as a director for the approval of any such transaction.

The Registrant's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and

Apiva Ventures Limited
Form 20-F

concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Registrant's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.

All of the Registrant's current officers devote, on average, at least 10 hours per week to the Registrant. While the Registrant believes that such officers and directors devote adequate time to effectively manage the Registrant, there can be no assurance that such other positions will not negatively impact an officer's or director's duties for the Registrant.

THE LOSS OF KEY MANAGEMENT PERSONNEL MAY ADVERSELY AFFECT THE REGISTRANT'S BUSINESS AND RESULTS OF OPERATIONS.

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

As of June 30, 2004, the Registrant has reserved 1,254,000 common shares for issuance on the exercise of incentive stock options and 1,100,000 common shares for issuance on the exercise of share purchase warrants. Such common shares, if fully exercised, would constitute 12.97% of the Registrant's share capital. The exercise of such options and warrants and the subsequent resale of such common share in the public market could adversely affect the prevailing market price and the Registrant's ability to raise equity capital in the future at a time and price which it deems appropriate. The Registrant may also enter into commitments in the future which would require the issuance of additional common shares and the Registrant may grant additional share purchase warrants and stock options. See "Options to Purchase Securities From Registrant or Subsidiaries."

THE REGISTRANT IS A FOREIGN CORPORATION AND MOST OF ITS DIRECTORS AND OFFICERS ARE OUTSIDE OF THE UNITED STATES, WHICH MAY MAKE ENFORCEMENT OF CIVIL LIABILITIES DIFFICULT.

The Registrant is incorporated under the laws of the Canada. A majority of the Registrant's directors and officers are residents of Canada, and substantially all of the Registrant's assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgement of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgement was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be

Apiva Ventures Limited
Form 20-F

brought successfully in Canada against any of such persons or the Registrant predicated solely upon such civil liabilities.

THE REGISTRANT BELIEVES IT WAS A PASSIVE FOREIGN INVESTMENT COMPANY DURING 2003, WHICH MAY HAVE A MATERIAL EFFECT ON U.S. HOLDERS.

The Registrant believes it was a "passive foreign investment company" ("PFIC") during 2003, which may have a material effect on US Holders. Certain United States income tax legislation contains rules governing Prices which can have significant tax effects on US Holders of foreign corporations. A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder. See "Taxation – United States Federal Tax Consequences."

BROKER-DEALERS MAY BE DISCOURAGED FROM EFFECTING TRANSACTIONS IN THE REGISTRANT'S SHARES BECAUSE THEY ARE CONSIDERED PENNY STOCKS AND ARE SUBJECT TO THE PENNY STOCK RULES.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving "a penny stock." Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. The market price of the Registrant's shares over the last four quarters ended December 31, 2003 ranged between US $0.01 (low) and US $0.12 (high) and the Registrant's shares are deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor," generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

COMPANY CEASE TRADED IN BRITISH COLUMBIA.

The Company is a reporting company in the Province of British Columbia, Canada. On June 10, 2003, it was cease traded by the British Columbia Securities Commission ("BCSC") for failure to file its December 31, 2002 audited financials statements by the required date in May, 2003 and failure to file its quarterly statement for March 31, 2003. The financial statements were eventually filed on June 18 and 25, 2003 respectively. The cease trade order is still in effect as the BCSC has required the Registrant to first show a positive working capital and to, potentially, meet additional requirements which have not, at this time, been specified in writing to the Registrant. A copy of the cease trade order is available at www.bcsc.bc.ca. The Registrant cannot, at this time, and may not be able to show a positive working capital, or to meet any additional requirements imposed by the BCSC, with the result that it may remain cease traded in the Province of British Columbia. Shareholders of the Registrant should seek advice from their own legal counsel to determine what effect, if any, the cease trade order will have on a shareholders ability to

Apiva Ventures Limited
Form 20-F

transfer or sell their shares, or to acquire further shares, and on the value of securities of the Registrant and the likelihood of additional jurisdictions, including the U.S., imposing similar orders against the Registrant.

ITEM 4.              INFORMATION ON THE COMPANY

4.A             History and Development of the Company

(Unless the context otherwise requires, all references to the "Registrant" or the "Company" or "Apiva" refer to Apiva Ventures Limited. and/or its subsidiaries. All monetary figures are in stated in terms of Canadian dollars unless otherwise indicated.)

Incorporation and Reporting Status

The name of the Registrant is "Apiva Ventures Limited"

The Registrant was incorporated on June 20, 1980 under the name Cascade Explorations Ltd. by registration of its Memorandum and Articles under the Company Act (British Columbia). The Registrant subsequently changed its name to "Capri Resources Ltd." on May 12, 1983, and to "International Capri Resources Ltd." on December 24, 1987. Effective July 19, 2000, the Registrant changed its name to "Apiva.com Web Corporation" and on December 18, 2001, the Registrant changed its name to "Apiva Ventures Limited".

The Registrant is a reporting issuer in Canada under the Securities Act (British Columbia) the Securities Act (Alberta) and the Securities Act (Ontario). The Registrant's common shares commenced trading on the Vancouver Stock Exchange on July 12, 1983 and were voluntarily delisted from the Canadian Venture Exchange (formerly the Vancouver Stock Exchange and now known as the TSX Venture Exchange) (the "CDNX") on March 2, 2000. The Registrant's common shares are listed on the NASD Over The Counter/Bulletin Board.

Current Business Address

The Registrant's head office is located at:

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

Introduction

See Item 4.B

Early Developments

See Item 4.B.

Apiva Ventures Limited
Form 20-F

4.B            Business Overview

General Development of Business of the Registrant - Past Three Fiscal Years

Further information and details regarding Apiva's properties are provided in Items 4.A and 4.D.

The Registrant is in the business of identifying and reviewing opportunities in the technology industry and in mineral, oil and gas exploration. During the year ended December 31, 2003, the Registrant had no active business operations other than identifying and reviewing business opportunities.

During the current year, the Company has continued to look for acquisitions. The Registrant's future financial performance largely depends on the success of any opportunities in the technology area which it may identify or any properties of merit in the mineral or oil and gas industries which it may identify and acquire an interest in. The failure to successfully identify and develop any of its opportunities may have a material adverse effect on the Registrant's business and results of operations.

The Company loaned $115,834 to a company controlled by a former director of the Company during the current year without appropriate board of directors approval. In July 2003, the Company filed a legal claim against this company to recover the full amount of the loan. Pursuant to a court order and garnishee action, the Company received $29,899 subsequent to December 31, 2003. The company controlled by the former director was then placed into receivership. The Company expects to receive approximately $30,935 from the bankruptcy trustee and has accordingly, written down the remaining balance by $55,000 at December 31, 2003

In June 2003 the Registrant announced that William Gardiner resigned as President, Chief Executive Officer and as a director of the Registrant and that Ronald W. Noble had been appointed as the President of the Company.

During the 2002 fiscal year, the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the "General Partnership"), with two other companies. The General Partnership acquired an interest in the 1999 Investment Co. Limited Partnership (the "Limited Partnership"). The Limited Partnership is an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The Company has a 27.66% interest in the General Partnership. Subsequent to that year-end, the Company received a cash distribution of $244,794 from the General Partnership and no further material cash flows are expected to be received in the near future.

In July 2002 the Registrant announced that Patrick McGrath had resigned as an officer and director of the Company.

In April and May 2002 the Registrant announced its acquisition of a 37.5% working interest in approximately 250,000 hectares of mineral exploration lands in Mongolia through an Option and Joint Venture Agreement with Bell Coast Capital Corporation ("Bell"), a Canadian public company. Under terms of the Agreement, the Company was required to pay Bell up to US $125,000 in cash and issue 715,000 shares of the Company's common stock. The Company has paid US $40,000 to date. In October 2002 the Registrant decided not to exercise its option in the Mongolian Exploration program with Bell and withdrew from the project and wrote off option payments totalling Cdn$62,793 (US$40,000).

In March 2002 the Registrant announced that its agreement to acquire a 10% working interest in the East Wadi concession, as previously announced on September 5, 2001, had been terminated. Also, Alan Stier resigned as a director of the Company effective January 10, 2003.

During the year ended December 31, 2001, the Registrant entered into an Option Agreement (the "Option Agreement") with Dover Investments Limited ("Dover") to acquire 10% of Dover's working interest in the East Wadi Araba concession (the "Concession") for the exploration of oil in the Gulf of Suez, Egypt.

Pursuant to the Option Agreement, the Registrant proposed to issue to Dover 5,000,000 shares of its common stock and US $1,000,000 in cash as total consideration for 10% of Dover's working interest in the Concession. The Registrant issued 200,000

Apiva Ventures Limited
Form 20-F

shares to Dover on the signing of the Option Agreement. The closing of the Option Agreement was subject to certain conditions, including, but not limited to, the final approval of the Egyptian Ministry of Petroleum, the receipt of at least US $1,000,000 in financing by the Registrant and a closing date of no later than February 28, 2002. The Option Agreement did not close by February 28, 2002 and effectively terminated.

During the year ended December 31, 2000, the Registrant acquired certain rights, title and interest in technology assets from Cyber Station of Victoria Ltd. for US $550,000 pursuant to an Asset Purchase Agreement. The Registrant subsequently determined that it was not feasible to commercialize the technology and wrote off all cost associated with the acquisition. The Registrant developed systems and business processes around the acquired technologies and began sales and marketing efforts. The viability of the project, however, was unsuccessful and as all costs associated with the project were written off during the year ended December 31, 2000.

In connection with the Asset Purchase Agreement, the Registrant entered into a Share Purchase Agreement (the "Share Purchase Agreement") dated April 10, 2000 with King Capital Corporation, Kenneth Sherwood and Pamela Sherwood, Richard Bennett and Laverne Bennett, John Roebuck and Marilyn Roebuck, Duncan Hopp and Cherie Hopp, David Davies, and Thomas Campbell (the "Vendors") which agreement provided for the purchase by the Registrant of all of the issued and outstanding shares of CSV Technologies Inc. in exchange for 13.25 million common shares of the Registrant.

The Registrant, the Vendors and King Capital Corporation entered into a Settlement Agreement (the "Settlement Agreement") dated June 19, 2000, under which the Share Purchase Agreement was declared null and void and of no effect. The Settlement Agreement further required the Vendors to transfer to King Capital Corporation all of the issued and outstanding shares of CSV Technologies Inc. and the Registrant to issue share purchase warrants effective April 14, 2001 to counsel for the Vendors, Malcolm G. McMicken, in trust, to purchase an aggregate of 1,100,000 common shares of the Registrant. The share purchase warrants are exercisable on or before April 16, 2004 at an exercise price per share of US $0.50 per share.

Over the past three years, the Registrant has acquired a number of mineral properties in Canada and elsewhere, all of which were written off as of December 31, 2002.

Mineral Properties

Set forth below is a summary of the Registrant's mineral properties over the past three years and the current status of each property.

Date of Acquisition	Name of Property - Location	Description of Transaction	Status of Property
Third Quarter 2001	East Wadi, Gulf of Suez, Egypt	During the third quarter of 2001, the Registrant entered into an Option Agreement with Dover Investments Limited to acquire 10% of Dover's working interest in the East Wadi Araba concession for the exploration of oil in the Gulf of Suez, Egypt.	The option agreement was terminated in the first quarter of 2002
Second Quarter 2002	South Gob Desert, Mongolia	In April and May 2002 the Registrant announced its acquisition of a 37.5% working interest in approximately 250,000 hectares of mineral exploration lands in Mongolia through an Option and Joint Venture Agreement with Bell Coast Capital Corporation ("Bell"), a Canadian public company. Under terms of the Agreement, the Company was required to pay Bell up to US $125,000 in cash and issue 715,000 shares of the Company's common stock. The Company has paid US $40,000 to date	In October 2002 the Registrant decided not to exercise its option in the program with Bell and withdrew from the project and wrote off option payments totalling Cdn$62,793 (US$40,000)

Other developments and matters for the past three fiscal years

No equity financings occurred in the first quarter of fiscal 2004.

Apiva Ventures Limited
Form 20-F

In 2001, 2002 and 2003, Apiva implemented proactive cost-cutting measures by laying off its geological and administrative support staff and continuing its action against Mr. Gardiner for the return of funds from an unauthorized loan.

4.C            Organizational Structure

The Registrant has no subsidiaries and is not a subsidiary of any entity.

4.D            Property, Plants and Equipment

The Registrant has no material tangible fixed assets. There are no current firm plans to acquire any property, plants and equipment.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management's discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Registrant's performance during the year and factors reasonably expected to impact on future operations and results. The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the three most recent fiscal periods ended December 31, 2003 should be read in conjunction with the consolidated financial statements of the Registrant and related notes included herein. The Registrant's financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP. Reference is made to Note 14 of the consolidated financial statements of the Registrant included herein for discussion of the material differences between Canadian GAAP and U.S. GAAP and their effect on the Registrant's financial statements.

Critical Accounting Policies:

For the Registrant's activities, there is no production, sales or inventory in the conventional sense. The recoverability of costs capitalized to mineral properties and the Registrant 's future financial success will be dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. Many of the key factors are outside of the Registrant's control. The sales value of any mineralization discovered by the Registrant is largely dependent upon factors beyond the Registrant's control such as the market value of the metals produced.

In accordance with Canadian GAAP, all costs related to investments in resource properties are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Registrant or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable. The amounts for resource properties as shown in the Registrant's consolidated

Apiva Ventures Limited
Form 20-F

financial statements represent costs incurred to date, less write-downs, and are not intended to reflect present or future values. The following section includes a discussion of the accounting principles for resource properties in accordance with U.S. GAAP.

Canadian and United States Generally Accepted Accounting Principles:

The audited consolidated financial statements of the Registrant are prepared in accordance with Canadian GAAP. Accounting practices under Canadian GAAP and U.S. GAAP, as they affect the Registrant, are substantially the same, except for the following:

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

Further details are provided in Note 14 of the audited consolidated financial statements for the year ended December 31, 2003.

5.A            Operating Results

The Registrant currently has no business operations and has not generated any material revenues to date other than as follows: During the 2002 fiscal year, the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the "General Partnership"), with two other companies. The General Partnership acquired an interest in the 1999 Investment Co. Limited Partnership (the "Limited Partnership"). The Limited Partnership is an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The Company has a 27.66% interest in the General Partnership. Subsequent to year-end, the Company received a cash distribution of $244,794 from the General Partnership and no further material cash flows are expected to be received in the near future.

The Registrant anticipates that it's operating expenditures will be approximately CDN$180,000 over the next twelve (12) months. Should the Registrant acquire, make investments in, or enter into strategic alliances in the future, the Registrant would seek to raise additional funds through either a private debt or equity offering.

The Registrant currently does not have sufficient working capital to support its current minimum operations through December 2003, and is seeking repayment of a loan to company controlled by Mr. Gardiner, the prior President of the Company in the amount of approximately $100,000 plus interest. In July 2003, the Registrant filed a legal claim against this company to recover the full amount of the loan. Pursuant to a court order and garnishee action, the Registrant received $29,899 subsequent to December 31, 2003. The company controlled by the former President was

Apiva Ventures Limited
Form 20-F

then placed into receivership. The Registrant expects to receive approximately $30,935 from the bankruptcy trustee and has accordingly, written down the remaining balance by $55,000 at December 31, 2003.

The Registrant's operations are primarily conducted in Canadian dollars and its financial results are expressed in Canadian dollars. The Registrant does not currently engage in foreign currency hedging and its operations are subject to foreign currency fluctuations, and such fluctuations may materially affect the Registrant's financial position and results of its operations. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, the Registrant may suffer losses due to adverse foreign currency fluctuations.

For The Year Ended December 31, 2003 Compared to The Year Ended December 31, 2002.

Other Items. The most significant change in other items was the receipt of a cash distribution of $244,794 from the General Partnership during the year ended December 31, 2003 and write-down of $55,000 due from a related party. The other income for the year ended December 31, 2003 consisted of interest income of $174, compared with interest income of $154 for the year ended December 31, 2002.

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

Operating expenses consist of management compensation, mineral property costs, rent, professional fees, telephone, travel and other general corporate expenses. Operating expenses were approximately $164,190 for the year ended December 31, 2003, compared with $220,484 for the year ended December 31, 2002. The Registrant paid substantially less for operating activities due to the reduced operations of the Registrant during the year ended December 31, 2003.

Professional and consulting fees were $82,256 for the year ended December 31, 2003, compared with $73,937 for the year ended December 31, 2002, for an increase of $8,319. The increase was substantially due to an increase in the costs related to providing the professional and consulting fees.

There were no payroll expenses relating to general and administrative activities for the year ended December 31, 2003. There was $18,800 in management fees for the year ended December 31, 2003, compared with $13,750 for the year ended December 31, 2002. Office and maintenance charges were $3,948 for the year ended December 31, 2003, compared with $32,212 for the year ended December 31, 2002 reflecting the decreased activity of the Registrant. Investor relations expenses were $24,712 for the year ended December 31, 2003, compared with $19,016 for the year ended December 31, 2002. The increase is due to an increase in capital fundraising activities of the Registrant.

Property investigation expenses and costs were $Nil for the year ended December 31, 2003, compared with $62,793 for the year ended December 31, 2002.

Write-off of Mineral Property. The Registrant had no write-offs of mineral properties during the year ended December 31, 2003 compared to $62,793 during the year ended December 31, 2002 when the Registrant abandoned its remaining mineral properties.

Stock Based Compensation Cost. The Registrant incurred no non-cash stock based compensation charges for the year ended December 31, 2003 similar to the year ended December 31, 2002.

For The Year Ended December 31, 2002 Compared to The Year Ended December 31, 2001.

–- 13 –
Apiva Ventures Limited
Form 20-F

Other Items. The Registrant generated no material income for the year ended December 31, 2002, compared with $8,125 in other income for the year ended December 31, 2001, for a decrease of approximately $8,000. The Registrant incurred a loss of $42,682 on the sale of marketable securities during the year ended December 31, 2002, compared to a $61,409 gain on the sale of marketable securities for year ended December 31, 2001.

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

There were no payroll expenses relating to general and administrative activities for the year ended December 31, 2002 and 2001. There was $13,750 in management fees for the year ended December 31, 2002, compared with none for the year ended December 31, 2001. Office and maintenance charges were $32,212 for the year ended December 31, 2002, compared with $68,810 for the year ended December 31, 2001 reflecting the decreased activity of the Registrant. Investor relations expenses were $19,016 for the year ended December 31, 2002, compared with $36,558 for the year ended December 31, 2001. The decrease is due to the reduced capital fundraising activities of the Registrant.

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

Stock Based Compensation Cost. The Registrant incurred no non-cash stock based compensation charges for the year ended December 31, 2002 and $38,995 for the year ended December 31, 2001.

5.B            Liquidity and Capital Resources

As of December 31, 2003, the Registrant's cash position was $1,308 and its working capital was a deficit was $65,368. As of December 31, 2002, the Registrant's cash position was $Nil and its working capital was a deficit $33,603.

Apiva Ventures Limited
Form 20-F

Since inception, the Registrant has financed its operations mainly from capital contributions. However, during the year ended December 31, 2002, the Registrant received net proceeds of $31,542, from the sale of marketable securities (at a loss of $42,682) and net proceeds of $29,506, from the sale of common stock.

Net cash provided by operating activities was $117,142 for the year ended December 31, 2003, including net income of $25,778. This compares with net cash used in operating activities of $203,445 for the year ended December 31, 2002 including a net loss of $263,012.

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

The Registrant is currently using space in an office owned by one of the Registrant's directors in Delta, British Columbia for administrative purposes at a cost of $500 per month. This arrangement is on a month-to-month basis.

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

5.C            Research and Development, Patents and Licenses, etc.

The Registrant does not currently carry out research and development activities.

5.D            Trend Information

The Registrant currently has no active business operations that would be effected by recent trends in productions, sales, etc. The Registrant has no material net sales or revenues that would be affected by recent trends other than the general effect of mineral prices on its ability to raise capital and those other general economic items as set out in Item 3.D.

5.E            Off-Balance Sheet Arrangements

There are no known significant off-balance sheet arrangements other than those disclosed in this Form 20-F and in the Registrant's audited consolidated financial statements for the year ended December 31, 2003.

5.F            Tabular Disclosure of Contractual Obligations

Apiva Ventures Limited
Form 20-F

The Registrant has no current material contractual obligations.

5.G            Safe Harbor

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

The Registrant's estimated or anticipated future results or other non-historical facts are forward-looking and reflect the Registrant's current perspective of existing trends and information. These statements involve risks and uncertainties that cannot be predicted or quantified, and consequently actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the success of the Registrant's exploration and development activities, environmental and other regulatory requirements, foreign exchange issues, mineral deposit estimates and mineral prices, competition by other mining companies, financing risks, mineral title issues, insider conflicts of interest, political stability issues, and other risks and uncertainties detailed in this report and from time to time in the Registrant's other Securities and Exchange Commission ("SEC") filings.

Therefore, the Registrant wishes to caution each reader of this document to consider carefully these factors as well as the specific factors that may be discussed with each forward-looking statement in this document or disclosed in the Registrant's filings with the SEC as such factors, in some cases, could affect the ability of the Registrant to implement its business strategy and may cause actual results to differ materially from those contemplated by the statements expressed therein. Forward-looking statements are subject to a variety of risks and uncertainties in addition to the risks referred to in "Risk Factors" under Item 3.D above.

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A            Directors and Senior Management

The following table sets forth the name, position with the Registrant, age and municipality of residence:

Name and Municipality of Residence	Position with Registrant	Age
Ronald W. Noble(1), Delta, British Columbia	Director, President, CEO	65
Clair S.R. Calvert, Winnipeg, Manitoba	Director and Secretary	50
Fred E. Wilson(1), McCrory, Arkansas	Director	53
Barrie Barraclough, Delta, B.C. (2)	CFO	67

(1)	Member of the audit committee.

(2)	Appointed CFO .on June 30, 2003.

Members of the Board of Directors are elected by the holders of the Registrant's Shares to represent the interests of all shareholders. The Board of Directors meets periodically to review significant developments affecting the Registrant and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. The only standing committee of the Board of Directors of the Registrant is an Audit Committee. The Audit Committee of the Registrant's Board of Directors consisted of Clair Calvert, Fred E. Wilson and Ronald W. Noble as of

Apiva Ventures Limited
Form 20-F

June 30, 2004. This committee is directed to review the scope, cost and results of the independent audit of the Registrant's books and records, the results of the annual audit with management and the internal auditors and the adequacy of the Registrant's accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Registrant's independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters.

None of the Registrant's directors or executive officers are parties to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Registrant.

The following sets out additional biographical information for each of the Issuer's directors and officers:

Ronald W. Noble, Director & President

Ronald W. Noble, age 65, has served as a director of the Registrant since December 23, 1997 and has also served as the Registrant's Corporate Secretary from February 26, 1996 to May 16, 2000. Mr. Noble also served as the Registrant's Project Manager, Baffin Island, from June 1997 to September 1998. He was appointed the President on June 17, 2003.

Mr. Noble is not currently associated with any other public companies.

Fred E. Wilson, M.D., B.A., Director

Fred E. Wilson, age 53, has been a director of the Registrant since May, 1993. Dr. Wilson acted as President of the Registrant from May 10, 1993 to August 2, 1995, and served as Vice-President, Administration and Chief Financial Officer from August 2, 1995 to October 17, 1997. Dr. Wilson's principal occupation is as a medical doctor, since 1977.

Mr. Wilson is not currently associated with any other public companies.

Clair S.R. Calvert, Director and Secretary

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

6.B            Compensation

Statement Of Executive Compensation

The Registrant is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid to the Registrant's directors and officers that has been disclosed to the Registrant's shareholders under applicable Canadian law.

During the fiscal period ended December 31, 2003, the aggregate cash compensation incurred by the Registrant to all individuals who were directors in all capacities as a group was CAD$149,916 including the disclosed unauthorized loan to Gardiner.

–- 17 –
Apiva Ventures Limited
Form 20-F

The table below discloses information with respect to executive compensation paid by the Registrant to its directors for the fiscal years ended December 31, 2003, 2002 and 2001. The following table sets forth, for the periods indicated, the compensation of the directors.

Executive Compensation

The following table sets forth, for each of the Company's three most recently completed financial years, the compensation of the CEO and the President (also herein referred to as the "CEO"). No persons earned in excess of $100,000 per annum during such periods. The CEO is therefore the only "Named Executive Officer". Information has been provided for the following individuals:

Name and Principal Position	Year (3)	Annual Compensation			Long Term Compensation			All Other Compen- Sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options/ SARs (4 granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(5) payouts ($)
Ronald W. Noble(1)	2003 2002 2001	9,800 Nil Nil	Nil Nil Nil	Nil Nil Nil	0 0 125,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
William N. Gardiner, President and Chief Executive Officer (2)(6)	2003 2002 2001	9,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:	(1)	Mr. Noble was appointed as the President of the Company on June 17, 2003

(2)
Mr. Gardiner was appointed Chief Executive Officer of the Company in July 2000 and resigned as President, Chief Executive Officer and a director on June 17, 2003 due to an unauthorized loan not approved by the Board of Directors. Upon his resignation, his incentive stock option agreement with the Company was cancelled.

	(3)	January 1 to December 31.

	(4)	Stock appreciation rights.

	(5)	Long-term incentive plan

	(6)	Lifestyle Corporate Sales Ltd., a non-reporting company controlled by William N. Gardiner received Management Fees in the amount of $9,000 during the financial year ended December 31, 2003.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company does not have any employment contracts in place.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of the Company.

Apiva Ventures Limited
Form 20-F

The following table (if applicable) sets forth information concerning grants of stock options under the Registrant's Stock Option Plan during the fiscal period ended December 31, 2003 to each of director and officer of the Registrant. No SARs were outstanding.

Options and Stock Appreciation Rights ("SARs")

No incentive stock options were granted to the Named Executive Officer during the most recently completed financial year (January 1, 2003 to December 31, 2003) (the "Financial Period").

No incentive stock options were exercised by the Named Executive Officer during the Financial Period.

Pension Plan

The Registrant does not have any pension plan arrangements in place.

Compensation of Directors

During the Financial Period, no compensation was paid to the directors of the Company for their services:

(a)	in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b)	as consultants or experts

No funds were set aside or accrued by the Registrant or its subsidiaries during the year ended December 31, 2003 to provide pension, retirement or similar benefits for directors or officers of the Registrant pursuant to any existing plan provided or contributed to by the Registrant or its subsidiaries under applicable Canadian laws.

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

A total of $18,800 was paid to insiders from January 1, 2003 through December 31, 2003 for management fees and $4,000 was paid for rent.

No amounts have been set aside or accrued by the Registrant during fiscal 2003 to provide pension retirements or similar benefits for directors or executive officers of the Registrant pursuant to any plan provided for or contributed to by the Registrant.

The Registrant has no plans or arrangements in respect of remuneration received or that may be received by executive officers of the Registrant in the current year to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a

Apiva Ventures Limited
Form 20-F

change of control, where the value of such compensation exceeds US $60,000 (Canadian $90,000) per executive officer.

No director or executive officer of the Registrant received other compensation in excess of the lesser of US $25,000 (Canadian $37,500) or 10% of such officer's cash compensation as reported in the above table and all directors and executive officers as a group did not receive other compensation which exceeded US $25,000 (Canadian $37,500) times the number of persons in the group or 10% of the compensation reported in the table set forth above.

The Company loaned $115,834 to a company controlled by a former director of the Company, Mr. Gardiner, during the current year without appropriate board of directors approval. In July 2003, the Company filed a legal claim against this company to recover the full amount of the loan. Pursuant to a court order and garnishee action, the Company received $29,899 subsequent to December 31, 2003. The company controlled by the former director was then placed into receivership. The Company expects to receive approximately $30,935 from the bankruptcy trustee and has accordingly, written down the remaining balance by $55,000 at December 31, 2003.

Except as set out above and as discussed in "Options and Warrants to Purchase Securities from the Registrant or Subsidiary", the Registrant has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Registrant's directors or executive officers.

2000 Stock Option Plan

At the Registrant's Annual General Meeting held June 20, 2000, shareholder approval was obtained for the adoption of a Stock Option Plan (the "Plan"). The Plan provides for the issuance of options to directors, officers, employees and consultants of the Registrant and its subsidiaries to purchase common shares of the Registrant. The stock options would be issued at the discretion of the Board of Directors and would be exercisable during a period not exceeding 10 years. Stock options granted under the Plan will vest in accordance with a vesting schedule for each option as specified by the members of the board administering the Plan (the "Plan Administrator") at the time of grant of the Option, and in accordance with the vesting schedule contained in the Plan. At no time will more than that number of shares which represents 10% of the Registrant's issued and outstanding share capital, be under option pursuant to the Plan.

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

Under the Plan, the total number of shares of common stock reserved for issuance is 10% of the Registrant's outstanding share capital on September 18, 2000, being the effective date of the Plan. If any outstanding option expires or is terminated for any reason, the shares of common stock allocable to the unexercised portion of that option may again be subject to an option to the same optionee or to a different person eligible under the Plan.

The option grant program is administered by the Board of Directors or a committee of two or more members of the Board. Plan administrators have sole authority to prescribe the form, content and status of options to be granted,

Apiva Ventures Limited
Form 20-F

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

The exercise price for outstanding option grants under the Plan shall be paid in cash or by certified or cashier's cheque. Under the Plan, no stock option can be granted for a period longer than ten years, or if the optionee dies or is disabled, the option will remain exercisable for a period of six months after the termination of employment or relationship with the Registrant. Options are non-transferable except by will or the laws of descent and distribution. Unless accelerated in accordance with the Plan, unvested options terminate immediately upon termination of employment of the optionee by the Registrant for any reason whatsoever, including death or disability.

No funds have been set aside or accrued by the Registrant to provide pension, retirement or similar benefits for directors or executive officers of the Registrant pursuant to any plan provided for or contributed to by the Registrant.

6.C             Board Practices

Statement Of Corporate Governance Practices

The Board has not yet constituted any committees other than its audit committee, due to its size and current minimal activity. Given the Registrant's current stage of development, the Board is presently of the view that it functions effectively as a committee of the whole in this regard in relation to general corporate governance matters. Nonetheless, it will continue to monitor its effectiveness on an on-going basis, with a view to implementing additional governance as required at the appropriate time. The term of office of each of the directors will continue until the next annual general meeting, or until his successor is duly elected, unless his office is vacated in accordance with the articles of the Registrant.

The Articles of the Registrant presently provide that the Board of Directors shall consist of not less than three and not more than that number of Directors that is set by an ordinary resolution by the shareholders of the Registrant (excluding additional directors that may be appointed between annual general meetings). The Board of Directors is of the view that its present complement of four individuals is appropriate and facilitates effective decision-making.

At present, the only Committee established by the Board is the Audit Committee (discussed below). The Board of Directors is of the view that the decision to not set up various committees such as a Nominating, Human Resources, Governance or Compensation Committee is appropriate having regard to cost and time issues and the shareholder structure of the Registrant and the operating size of the Registrant.

Having regard to the current stage of development of the Registrant, the Board is of the view that the well-recognized duties and responsibilities of directors of Canadian public companies provide adequate guidance to the Directors at this time. As a result, specific position descriptions for Directors have been deferred until the Registrant's development reaches a more advanced stage. Objectives for the President and for other members of senior management are identified on an annual basis.

The Chairman of the Board is a member of management, as is the norm with companies with similar size. However, the Directors feel that this is not an impediment to the proper discharges of the directors' responsibilities. Furthermore, the interaction between senior management and directors both at and outside meetings ensures that the directors are properly informed and that the directors' experience is brought to bear when needed by management. The unrelated Directors believe that their majority on the Board, their knowledge of the Registrant's business and their independence are sufficient to facilitate the functioning of the Board independently of management. The

Apiva Ventures Limited
Form 20-F

unrelated Directors have the discretion to meet in private in the absence of the other Directors whenever they believe it is appropriate to do so.

Set forth below is the expiration of the current term of office and the period during which such person has served in that office:

Name	Position	Expiration of Term of Office (1)	Period of Service
Clair S.R. Calvert	Director, Secretary & CFO (1)	June, 2004	since January 15, 2001
Fred E. Wilson	Director (2)	June, 2004	since May 10, 1993
Ronald W. Noble	Director (3), President	June, 2004	since December 23, 1997

(1)	Officers are appointed by the directors for a term expiring at the following Annual General Meeting. Mr. Calvert resigned as an officer in May, 2004.

(2)	Fred E. Wilson also served as President from May 10, 1993 to August 2, 1995; Vice-President of Administration and CFO from August 2, 1995 to October 17, 1997.

(3)	Ronald W. Noble also served as Secretary from February 26, 1996 to May 16, 2000.

There are no Director's service contracts which provide benefits upon the termination of employment. Set forth below were the names of the members of the Registrant's audit committee on June 30, 2004:

Clair S. R. Calvert
Ronald W. Noble
Fred E. Wilson

The Audit Committee is directed to review the scope, cost and results of the independent audit of the Registrant's books and records, the results of the annual audit with management and the internal auditors and the adequacy of the Registrant's accounting, financing and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Registrant's independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters.

6.D             Employees

The Registrant's business is administered principally from its head office in Vancouver, British Columbia, Canada. As of June 30, 2004, the Registrant had no full time employees, other than the President.

6.E            Share Ownership

The various tables in Items 6.A and 6.B set forth the common shares held by each senior officer and/or director as well as any options to purchase common shares held, the exercise prices of such options and the expiration dates of such options in the format as required in the home country (Canada) of the Registrant.

Details of all total outstanding options, warrants and other rights to purchase securities of the Registrant and its subsidiaries as at June 30, 2004 unless otherwise stated, are set forth below:

Apiva Ventures Limited
Form 20-F

Name	Securities beneficially owned, directly or indirectly or over which direction or control is exercised	Percent of Issued and Outstanding Share Capital (1)
Clair S.R. Calvert	0	0
Ronald W. Noble	3,000	*
Fred E. Wilson	256,800	1.82%

* Less than 1%.

(1) 15,789,619, shares were issued and outstanding as of June 30, 2004.

A summary of outstanding options granted to directors and officers as of June 30, 2004 to purchase common shares of the Registrant is set forth below:

Name	Number of Shares	Exercise Price Per Share	Expiry Date
Clair S.R. Calvert	450,000	$0.17US	January 15, 2006
Ronald W. Noble	125,000	$0.17US	January 15, 2006
Fred E. Wilson	375,000	$0.17US	January 15, 2006

The exercise price of the stock options is stated in US dollars.

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A            Major Shareholders

To the best of the Registrant's knowledge, the Registrant is not directly or indirectly owned or controlled by another company or by any foreign government or by any other natural or legal person(s) severally or jointly. There are no arrangements, known to the Registrant, the operation of which may at a subsequent date result in a change in its control.

As at June 30, 2004, the only persons or groups known to the Registrant to own more than 5% of the Registrant's issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Registrant as a group are as follows:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class (2)
Common Shares	Canaccord Capital Corporation (1) Vancouver, B.C.	1,046,553	6.6%
Common Shares	Depository Trust Company, (1) Toronto, Canada	7,215,400	45.7%
*as at June 30, 2004

(1)
Owners of record only. Depository Trust Company. is a clearing agency and Canaccord Capital is a brokerage firm through which Canadian brokers and dealers hold their securities. The Registrant believes that all of these shares are held by the registered holder in a fiduciary, trustee, or nominee

Apiva Ventures Limited
Form 20-F

capacity, and the identities of the beneficial owners of such shares are not known to the Registrant and, except for named individuals and the officers and directors as a group, the Registrant is not aware of any person or group of persons which beneficially owns more than 5% of the Registrant's outstanding common shares.

(2)	Based on 15,789,619 shares outstanding as at June 30, 2004. Certain of these shares may be held in "street form" and may be included in the shares registered in the name of Depository Trust Company.

All shares of the Registrant, including all those held by any major shareholders, are common shares with similar voting rights. As of May 31, 2003, 2,979,001 common shares were held by 30 registered shareholders resident of the United States and the Registrant has no reason to believe these figures have changed materially. This number represents approximately 19 % of the total issued and outstanding common shares of the Registrant at that date.

7.B            Related Party Transactions

Other than as set forth below and in the Registrant's audited financial statements and other than transactions carried out in the ordinary course of business of the Registrant or any of its subsidiaries, none of the directors or senior officers of the Registrant, a proposed management nominee for election as a director of the Registrant, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of the Registrant nor an associate or affiliate of any of the foregoing persons had since January 1, 2003 (being the commencement of the Registrant's last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Registrant or any of its subsidiaries.

During the period since the beginning of the Registrant's preceding three financial years up to the date hereof, the Registrant has entered into the following related party transactions:

Agreement dated May 16, 2000 between the Registrant, Lawrence D. Siegel (the "Consultant") and Yellow Pearl, Inc. ("Yellow"), an Illinois corporation wholly owned by the Consultant whereby Yellow agreed to provide the exclusive services of the Consultant to the Registrant for an initial term of one year. Lawrence D. Siegel also agreed to act as President and Chief Executive Officer of the Registrant Pursuant to the terms of the agreement the Consultant performed such executive duties and responsibilities assigned to him by or under the authority of the board of directors, such duties and responsibilities being consistent with those customarily associated with the positions of President and Chief Executive Officer. Consideration for the services was the sum of $10,000 U.S. per month. The agreement was terminated, by mutual consent, effective June 26, 2000.

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

During the fiscal year ending December 31, 2003, the Registrant paid management fees of $9,800 (2002 - $Ni) to a director of the Company.

Apiva Ventures Limited
Form 20-F

During the fiscal year ending December 31, 2003, the Registrant paid management fees of $9,000 (2002 - $13,750) to a company controlled by William Gardiner, the previous President and a past director of the Registrant. .

During the fiscal year ending December 31, 2003, the Registrant paid rent of $4,000 (2002 - $8,750) to a company controlled by William Gardiner, the previous President and a past director of the Registrant.

During the fiscal year ending December 31, 2003, the Registrant paid consulting fees of $24,193 (2002 - $Nil) to a company controlled by William Gardiner, the previous President and a past director of the Registrant.

The Registrant is currently using space in an office owned by one of the Registrant's directors in Delta, British Columbia for administrative purposes at a cost of $500 per month. This arrangement is on a month-to-month basis.

As of June 30, 2004, no amounts are due from related parties other than:

The Company loaned $115,834 to a company controlled by a former director of the Company during the current year without appropriate board of directors approval. In July 2003, the Company filed a legal claim against this company to recover the full amount of the loan. Pursuant to a court order and garnishee action, the Company received $29,899 subsequent to December 31, 2003. The company controlled by the former director was then placed into receivership. The Company expects to receive approximately $30,935 from the bankruptcy trustee and has accordingly, written down the remaining balance by $55,000 at December 31, 2003.

The Registrant's directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Item 4.D provides further details.

7.C             Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 7.C is not required.

ITEM 8.             FINANCIAL INFORMATION

8.A            Consolidated Statements and Other Financial Information

Consolidated financial statements audited by an independent auditor and accompanied by an audit report are comprised of the following, which are attached hereto and form a part hereof.

(a)	Consolidated Balance Sheets as of December 31, 2003 and 2002;

(b)	Consolidated Statements of Operations and Deficit for each of the years ended December 31, 2003, 2002, and 2001;

(c)	Consolidated Statements of Cash Flows for each of the years ended December 31, 2003, 2002, and 2001; and

(d)	Notes to the consolidated financial statements.

Apiva Ventures Limited
Form 20-F

The Registrant is not involved and has not been involved in the recent past in any legal or arbitration proceedings which may have, or had in the recent past, significant effects on the Registrant's financial position or profitability, including governmental proceedings pending or known to be contemplated.

Dividend Policy

The Registrant has not, during its last five completed financial years, declared or paid any dividends on its common shares and does not currently intend to pay dividends. Earnings, if any, will be retained to finance further growth and development of the business of the Registrant. Dividends will, in all probability, only be paid in the event the Registrant successfully brings one of its properties into production.

8.B            Significant Changes

There has been no significant change in the financial condition of the Registrant since December 31, 2003.

ITEM 9.            THE OFFER AND LISTING

9.A            Offer and Listing Details

This Form 20-F is being filed as an annual report under the Exchange Act and does not relate to a new offer of securities, and accordingly, the information called for is not required other than the price history information below.

The Common Shares of the Registrant were listed on the Canadian Venture Exchange (the "CDNX") until March 2, 2000, at which time the shares were delisted from CDNX at the request of the Registrant. The Common shares of the Registrant commenced trading on the United States OTC Bulletin Board as at February 11, 2000. The following table sets out the price history of the Registrant's Common Shares on CDNX (prior to November 29, 1999, the Vancouver Stock Exchange) for the periods indicated (in Canadian dollars):

Period	High (Cdn$)	Low (Cdn$)
1998 12 Month Period ended December 31	0.44	0.11
1999 12 Month Period ended December 31	0.99	0.13
2000 2 Month Period ended March 2	9.20	0.97

The following table sets out the price history of the Registrant's Common Shares on the United States OTC Bulletin Board from February 11, 2000, being the date the Registrant's Common Shares commenced trading, and for the following periods indicated (in US dollars):

Period	High (US$)	Low (US$)
2000 February 11 – December 31	$8.63	$0.10
2001 First Quarter ended March 31	0.35	0.14
Second Quarter ended June 30	0.41	0.15
Third Quarter ended September 30	0.57	0.18
Fourth Quarter ended December 31	0.55	0.19
2002 First Quarter ended March 31	0.27	0.12

Apiva Ventures Limited
Form 20-F

Period	High (US$)	Low (US$)
Second Quarter ended June 30	0.25	0.08
Third Quarter ended September 30	0.19	0.04
Fourth Quarter ended December 31	0.04	0.02
2003 First Quarter ended March 31	0.08	0.03
Second Quarter ended June 30	0.04	0.01
Third Quarter ended September 30	0.04	0.01
Fourth Quarter ended December 31	0.12	0.02

January 2004	0.09	0.03
February 2004	0.09	0.07
March 2004	0.07	0.06
April 2004	0.07	0.05
May 2004	0.05	0.04
June 2004	0.02	$0.01

These over the counter quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions. The closing price of the Registrant's common shares on the

OTCBB was US$0.01 on May 30, 2003. The Registrant's common shares are quoted under the symbol APVLF on the OTCBB.

9.B            Plan of Distribution

This Form 20-F is being filed as an annual report under the Exchange Act and does not relate to a new offer of securities, and accordingly, the information called for is not required.

9.C            Markets

See Item 9.A

9.D            Selling Shareholders

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 9.D is not required.

9.E            Dilution

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 9.E is not required.

9.F            Expenses of the Issue

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 9.F is not required.

Apiva Ventures Limited
Form 20-F

ITEM 10.             ADDITIONAL INFORMATION

10.A             Share Capital

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 10.A is not required.

10.B             Memorandum and Articles of Association

1. The Registrant was incorporated under no. 211807 on June 20, 1980 under the name Cascade Explorations Ltd., with an authorized capital of 5,000,000 shares without par value, by registration of its Memorandum and Articles under the Company Act (British Columbia). The Registrant subsequently changed its name to Capri Resources Ltd. on May 12, 1983.

The Registrant changed its name to "Capri Resources Ltd." effective as of May 12, 1983. Effective December 24, 1987, the Registrant altered its share capital by consolidation of its authorized and issued capital on the basis of one new share for three old shares, decreasing the number of shares authorized from 5,000,000 shares to 1,666,666.67 shares. The Registrant then increased its authorized capital to 10,000,000 shares and changed its name to "International Capri Resources Ltd." Effective July 19, 2000, the Registrant changed its name to "Apiva.com Web Corporation." and effective December 18, 2001, the Registrant changed its name to Apiva Ventures Limited.

By resolution filed with the British Columbia Registrar of Companies (the "Registrar") on July 6, 1994, in accordance with Section 256 of the Company Act (British Columbia), certain escrow shares held under an existing agreement were cancelled without consideration and the authorized and issued share capital was diminished so that the authorized capital of the Registrant consisted of 9,787,500 shares. By Special Resolution filed with the Registrar on July 7, 1995, the Registrant's authorized capital was increased to 100,000,000 common shares without par value.

The Registrant's Memorandum and Articles do not provide for any specific objects or purposes.

2.	Set forth below is a summary of provisions contained in the Registrant's Articles with respect to:

	(a)	Director's power to vote on a proposal, arrangement or contract in which the director is materially interested: None.

(b)	Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body: None.

(c)	Borrowing powers exercisable by the directors and how such borrowing powers can be varied: None.

(d)	Retirement or non-retirement of directors under an age limit requirement: The directors are not required to retire upon reaching a specific age.

(e)	Number of shares, if any, required for director's qualification: A director is not required to hold any shares of the Registrant.

3.               All common shares of the Registrant rank equally as to dividends, voting powers and participation in assets and in all other respects. Each share carries one vote per share at meetings of the shareholders of the Registrant.

Apiva Ventures Limited
Form 20-F

There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The shares presently issued are not subject to any calls or assessments. There is a Shareholders Rights Plan detailed below:

4.               The rights of holders of common shares may not be modified other than by vote of 3/4 of the common shares voting on such modification. Because a quorum for a general meeting of shareholders can exist with one shareholder (proxy-holder) personally present, the rights of holders of common shares may be modified by the votes of less than a majority of the issued common shares of the Registrant.

Shareholders may apply to the Supreme Court of British Columbia for various remedies on the grounds that the affairs of the Registrant are being conducted in a manner oppressive to one or more of the shareholders or that some resolution of shareholders has been passed or is proposed that is unfairly prejudicial to one or more of the shareholders. That Court may, with a view to bringing it to an end or to remedying the matters complained of, make an interim or final order if it considers appropriate, including the following:

(a)	direct or prohibit any act or cancel or vary any transaction or resolution;
(b)	regulate the conduct of the Registrant's affairs in the future;
(c)	provide for the purchase of the Common Shares of any member of the Registrant by another member of the Registrant, or by the Registrant;
(d)	in the case of a purchase by the Registrant, reduce the Registrant's capital or otherwise;
(e)	appoint a receiver or receiver manager;
(f)	order that the Registrant be wound up;
(g)	authorize or direct that proceedings be commenced in the name of the Registrant against any party on the terms the Court directs;
(h)	require the Registrant to produce financial statements;
(i)	order the Registrant to compensate an aggrieved person; and
(j)	direct rectification of any record of the Registrant.

Where a special resolution to modify the rights of the holders of common shares has been passed, the holders of not less than 10% of the common shares, who are entitled to vote and did vote against the special resolution (in person or by proxy), may apply to the Supreme Court of British Columbia to set aside the resolution.

There are no restrictions on the purchase or redemption of common shares by the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.

5.               The directors of the Registrant call all annual general meetings and extraordinary general meetings. Any one or more shareholders holding 10% or more of the Registrant's shares can requisition a meeting. In certain circumstances, a shareholders' meeting can be called by the Supreme Court of British Columbia.

6.               There are no limitations on the rights to own securities.

7.               There are no provisions in the Registrant's Articles that would have an effect on delaying, deferring or preventing a change of capital.

8.               There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

9.               The law of British Columbia, Canada, relating to Items 2-8 is not significantly different from the law of the United States.

Apiva Ventures Limited
Form 20-F

10.              There are no conditions in the Memorandum and Articles governing changes in capital that are more stringent than is required by law.

10.C             Material Contracts

For the two years immediately preceding June 30, 2004, there were no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Registrant or any member of the group was a party. For a description of those contracts entered into in the ordinary course of business refer to Item 4B – Business Overview.

10.D             Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Registrant's common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Registrant) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

Except as provided in the Investment Canada Act (the "Act"), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Registrant on the right of foreigners to hold or vote the common shares of the Registrant.

10.E             Taxation

ALL SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE INCOME AND OTHER TAX CONSEQUENCES ARISING IN THEIR PARTICULAR CIRCUMSTANCES. THE FOLLOWING IS A SUMMARY ONLY AND OF A GENERAL NATURE AND IS NOT INTENDED, NOR SHOULD IT BE CONSTRUED, TO BE LEGAL OR TAX ADVISE TO ANY PARTICULAR SHAREHOLDER.

United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences, under current law, applicable to a US Holder (as hereinafter defined) of common shares of the Registrant. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (Refer to "Canadian Federal Income Tax Considerations" for material Canadian federal income tax consequences).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal

Apiva Ventures Limited
Form 20-F

income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (The section, "Foreign Tax Credit", below provides more details). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

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

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares

Apiva Ventures Limited
Form 20-F

representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Certain information reporting and backup withholding rules may apply with respect to the Company's common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 31% of any payments to a holder of the Company's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the Company's common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Apiva Ventures Limited
Form 20-F

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Company's gross income for such year was "foreign personal holding company income" (e.g. dividends, interest and similar income), the Company may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

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

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which produce or are held for the production of passive income. U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain "excess distributions" on and dispositions of PFIC stock. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons. In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess distribution regime of section 1291 described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses. This alternative will apply to taxable years

Apiva Ventures Limited
Form 20-F

of U.S. Holders beginning after 1997 and taxable years of foreign corporations ending with or within such taxable years of U.S. Holders.

The Company believes that it was not a PFIC for its fiscal year ended December 31, 2003 and does not believe that it will be a PFIC for the fiscal year ending December 31, 2003. However, because the PFIC determination is made annually on the basis of income and assets, there can be no assurance that the Company will not be a PFIC in the current or in a subsequent year. In addition, there can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEFs in the event that it qualifies as a PFIC.

Controlled Foreign Registrant

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company ("United States Shareholder"), the Company could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign Registrants ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

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

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Registrant for a shareholder of the Registrant who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Registrant as capital property for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"). This

Apiva Ventures Limited
Form 20-F

summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in the Registrant is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Income Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the "Convention").

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

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Registrant had increased by reason of the payment of such dividend. The Registrant will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on the Registrant's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

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

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer's capital gain or capital loss from a disposition of a share of common stock of the Registrant is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Fifty percent of the capital gains net of losses are included in income. The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property". Shares of common stock of the Registrant will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Registrant belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm's length and in certain other circumstances.

Apiva Ventures Limited
Form 20-F

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a) the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada; or

(c) the shares formed part of the business property of a "permanent establishment" that the holder has or had in Canada within the 12 months preceding the disposition.

10.F             Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 10.F is not required.

10.G             Statement by Experts

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 10.G is not required.

10.H             Documents on Display

Copies of the most recent annual report, consolidated financial statements for the year ended December 31, 2003 and subsequent interim financial statements of the Company may be obtained, upon request, from the Secretary of the Company. The Company may require the payment of a reasonable fee in respect of a request therefore made by a person who is not a security holder of the Company.

10.I             Subsidiary Information

Item 4.C provides further information.

ITEM 11.             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company believes that it does not have any material exposure to interest or commodity risks. The Company does not own any derivative instruments, does not engage in any hedging transactions and does not have any outstanding long-term debt. Item 3.D provides information concerning risk factors.

ITEM 12.             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Apiva Ventures Limited
Form 20-F

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 12 is not required.

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.             CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based upon the evaluation of the effectiveness of the disclosure controls and procedures within 90 days prior to the filing date of this annual report, the Registrant's Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, the disclosure controls and procedures were effective to ensure that material information relating to the Registrant was made known to others within the company particularly during the period in which this annual report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Management of the Registrant recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Changes in Internal Controls over Financial Reporting

There were no significant changes in the Registrant's internal controls or in other factors that could significantly affect these controls subsequent to the date the Chief Executive Officer completed his evaluation, nor were there any significant deficiencies of material weaknesses in the Registrant's internal controls requiring corrective actions.

ITEM 16.             AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

16.A             Audit Committee Financial Expert

The Registrant does not currently have a financial expert in its audit committee due to its relatively small size. In 2003, the Registrant had only one employee and the Registrant relied upon the services of a chartered accounting firm in Vancouver, BC, Canada, to prepare its interim unaudited quarterly consolidated financial statements and to provide review engagements thereto. Also, the Registrant retained the audit services of Davidson and Company,

Apiva Ventures Limited
Form 20-F

Chartered Accountants, to perform the audit on its year-end consolidated financial statements. On these bases, the Registrant believes that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

16.B             Code of Ethics

The Registrant has not adopted a formal written code of ethics given its relatively small size, whereby the Registrant had only one employee in 2002 in which that employee is the President and a Director of the Registrant, and then no full time paid employees in 2003 apart from the President.

Directors, including the director/employee of the Registrant, are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Registrant.

The Registrant expects all directors, officers and employees to abide by the following code of ethics which have been communicated to them:

–	act with honesty and integrity and in an ethical manner resolve any actual or apparent conflicts of interest between personal and professional relationships;
–
ensure that any public filings or announcements, whether they are statutory or regulatory filings or other documents submitted for public disclosure and communication, are accurate, complete, fair, timely and understandable in all material respects, taking into consideration applicable standards and regulations;

–	compliance with applicable laws, rules and regulations; and
–	prompt internal reporting of any violations, whether actual or potential, in the code of ethics.

16.C             Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

(Stated in terms of Canadian dollars)

	2003	2002
Type of Services Rendered	Fiscal Year	Fiscal Year
	(CAD$)	(CAD$)

(a) Audit Fees	$15,000.00	$15,000.00

(b) Audit-Related Fees incurred and accrued	included in	included in
(eg. review of Form 20-F)	above	above

(c) Tax Fees	Nil	Nil

(d) All Other Fees	Nil	Nil

Apiva Ventures Limited
Form 20-F

At an Audit Committee meeting held in May 2004, the Audit Committee preapproved all services to be performed by the auditors including any advisory services that are requested by the Registrant for the 2004 fiscal year until the next Audit Committee meeting concerning the financial statements for the year ended December 31, 2004.

16.D             Exemptions from the Listing Standards for Audit Committees

Not Applicable

16.E             Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

PART III

ITEM 17.             FINANCIAL STATEMENTS

The following financial statements and related schedules are included in this Item:

Financial Statements	Page # in Sequential Numbering System
1.1 Auditors' report dated April 23, 2004.	F-1
1.2         Consolidated balance sheets as at December 31, 2003 and 2002 together with  the consolidated statements of operations and deficit and
cash flows for each of the years ended December 31, 2003, 2002 and 2001	F-2 - F-6

ITEM 18.             FINANCIAL STATEMENTS

Not Applicable

ITEM 19.             EXHIBITS

Exhibit Number	Description	Page # in Sequential Numbering System
1.1(1)	Memorandum and Articles of Incorporation of the Registrant, as amended	N/A
1.2(1)	Certificate of Registration of an Extra-territorial Company – Northwest Territories	N/A

Apiva Ventures Limited
Form 20-F

Exhibit Number	Description	Page # in Sequential Numbering System
4.1(1)	Contracts of Mining Exploration and of Promise of Assignment of Rights, dated November 30, 1998, between Hector Esquivel Esparza, acting on his own behalf and in the name and on behalf Leticia Sosa Alvarez de Esquivel, and Polo Y Ron Minerales, S.A. de C.V.	N/A
4.2(1)	Contracts of Mining Exploration and of Promise of Assignment of Rights, dated November 19, 1998, between Felix Gomez Garcia, acting on his own behalf and in the name of Alberta Esthela Gomez Gomez, acting in the name of and on behalf of Romualda Gomez Lopez de Gomez, and Polo Y Ron Minerales, S.A. de C.V.	N/A
4.3(1)	Contracts of Mining Exploration and of Promise of Assignment of Rights, dated November 19, 1998, between Felix Gomez Garcia, acting on his own behalf and in the name of and on behalf of Zenon Flores Damian and on behalf of Romualda Gomez Lopez de Gomez, and Polo Y Ron Minerales, S.A. de C.V.	N/A
4.4(1)	Joint Venture and Subscription Agreement, dated March 19, 1999, between International Capri Resources, S.A. de C.V., the Registrant, Arngre, Inc., Zacualpan Minerals, LLC, and Alan Stier	N/A
4.5(1)	Contract of Assignment of Rights, dated December 11, 1998, between Polo Y Ron Minerales, S.A. de C.V. and International Capri Resources, S.A. de C.V.	N/A
4.6(1)	Letter Agreement, dated February 13, 1999, between the Registrant and TNK Resources Inc.	N/A
4.7(1)	Property Option Agreement, dated April 14, 1999, between the Registrant and TNK Resources Inc.	N/A
4.8(1)	Management Services Agreement, dated July 1, 1994, between the Registrant and Alan P. Stier	N/A
4.9(1)	Amendment to Management Services Agreement, dated November 1, 1996, between the Registrant and Caral Enterprises	N/A
4.10(1)	Amendment Agreement between Mr. Felix Gomez Garcia and International Capri Resources, S.A. De C.V. dated July 7, 1999, related to El Quinto II and El Cometa Navideno.	N/A
4.11(1)	Amendment Agreement between Mr. Hector Esquivel Esparza and International Capri Resources, S.A. De C.V. dated July 7, 1999, related to El Volado and La Cadena.	N/A
4.12(1)	Amendment Agreement between Mr. Felix Gomez Garcia and International Capri Resources, S.A. De C.V. dated July 7, 1999, related to Los Compadres.	N/A

Apiva Ventures Limited
Form 20-F

Exhibit Number	Description	Page # in Sequential Numbering System
4.13(3)	Amendment Agreement between Mr. Felix Gomez Garcia and International Capri Resources, S.A. De C.V. dated February 3, 2000, related to El Quinto II and El Cometa Navideno.	N/A
4.14(3)	Amendment Agreement between Mr. Hector Esquivel Esparza and International Capri Resources, S.A. De C.V. dated February 1, 2000, related to El Volado and La Cadena.	N/A
4.15(3)	Amendment Agreement between Mr. Felix Gomez Garcia and International Capri Resources, S.A. De C.V. dated February 3, 2000, related to Los Compadres.	N/A
4.16(4)	Option Plan	N/A
4.17(5)	Asset Purchase Agreement between Cyber Station of Victoria Ltd. and International Capri Resources Ltd., dated April 11, 2000.	N/A
4.18(5)	Consulting Agreement between Yellow Pearl, Inc. and International Capri Resources Ltd., dated May 16, 2000.	N/A
4.19(5)	Assignment of Right To Purchase Agreement between King Capital Corporation and International Capri Resources Ltd., dated April 7, 2000.	N/A
4.20(5)	Settlement Agreement between King Capital Corporation, Kenneth Sherwood, Pamela Sherwood, Richard Bennett, Lavernbe Bennett, John Roebuck, Marilyn Roebuck, Duncan Hopp, Cherie Hopp, David Davies, and Thomas Campbell and International Capri Resources Ltd., dated June 19, 2000.	N/A
4.21(5)	Warrant Agreement between Malcolm G. McMicken, in trust, and International Capri Resources Ltd., dated June 19, 2000.	N/A
4.22(6)	Option Agreement between Dover Investments Limited and Apiva.com Web Corporation, dated September 5, 2001.	N/A
4.23(1)	Certificate of Consent of Alex Burton, P. Eng., P. Geo.	N/A
4.24(1)	Certificate of Consent of Juan Jose Cabuto Vidria, Mining Engineer	N/A
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Ronald Noble)
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Barrie Barraclough)
13.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Ronald Noble)
13.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Barrie Barraclough)

Apiva Ventures Limited
Form 20-F

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Vancouver, British Columbia, Canada, as of June 30, 2004.

APIVA VENTURES LIMITED Per: /s/ Ronald W. Noble

Ronald W. Noble, President

Apiva Ventures Limited
Form 20-F

DAVIDSON & COMPANY		A Partnership of Incorporated Professionals
Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To the Shareholders of
Apiva Ventures Limited

We have audited the balance sheets of Apiva Ventures Limited as at December 31, 2003 and 2002 and the statements of operations, shareholders' equity (deficiency) and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"
Chartered Accountants
Vancouver, Canada April 23, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated April 23, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"
Chartered Accountants
Vancouver, Canada April 23, 2004

A Member of SC INTERNATIONAL
1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947 Fax (604) 687-6172

Apiva Ventures Limited
Form 20-F

APIVA VENTURES LIMITED (An Exploration Stage Company) BALANCE SHEETS
(Expressed in Canadian Dollars) AS AT DECEMBER 31

	2003	2002

ASSETS

Current
Cash and cash equivalents	$1,308	$-
Receivables	826	2,290
Prepaids	1,617	-

Total current assets	3,751	2,290

Equipment (Note 3)	-	3,291
Due from related party (Note 4)	60,834	-
Investment in partnership (Note 5)	100	100

Total assets	$64,685	$5,681

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current
Accounts payable and accrued liabilities	$69,119	$35,893

Total current liabilities	69,119	35,893

Shareholders' deficiency
Capital stock (Note 7)
Authorized
100,000,000 common shares without par value
Issued and outstanding
15,789,619 common shares (2002 – 15,789,619)	14,192,144	14,192,144
Additional paid-in capital	1,193,809	1,193,809
Deficit	(15,390,387)	(15,416,165)

Total shareholders' deficiency	(4,434)	(30,212)

Total liabilities and shareholders' deficiency	$64,685	$5,681

Nature and continuance of operations (Note 1)
Subsequent event (Note 13)

On behalf of the Board:

"Ronald Noble"	Director	"Clair Calvert"	Director

The accompanying notes are an integral part of these financial statements.

Apiva Ventures Limited
Form 20-F

APIVA VENTURES LIMITED
(An Exploration Stage Company) STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

	2003	2002	2001

EXPENSES
Amortization	$3,291	$581	$2,988
Bank charges and interest	1,663	930	1,517
Consulting fees to a related party (Note 9)	24,193	-	-
Foreign exchange (gain) loss	-	1,787	(5,408)
Management fees to related parties (Note 9)	18,800	13,750	-
Mineral property costs (Note 6)	-	62,793	169,312
Office and general	3,948	32,212	68,810
Professional and consulting fees (Note 9)	82,256	73,937	120,571
Promotion and investor relations	24,712	19,016	36,558
Rent to a related party (Note 9)	4,000	8,750	10,800
Travel and automobile	1,327	6,728	43,674

	(164,190)	(220,484)	(448,822)

OTHER ITEMS
Income distribution from partnership (Note 5)	244,794	-	-
Interest and other income	174	154	8,125
Gain (loss) on sale of marketable securities	-	(42,682)	61,409
Loss on disposal of property and equipment	-	-	(2,450)
Write-down of marketable securities	-	-	(266,487)
Write-down of due from related party (Note 4)	(55,000)	-	-

	189,968	(42,528)	(199,403)

Net income (loss) for the year	$25,778	$(263,012)	$(648,225)

Basic and diluted earnings (loss) per share	$0.01	$(0.02)	$(0.04)

Weighted average number of shares outstanding	15,789,619	15,742,307	15,496,345

The accompanying notes are an integral part of these financial statements.

Apiva Ventures Limited
Form 20-F

APIVA VENTURES LIMITED
(An Exploration Stage Company) STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

	Capital Stock
					Total
			Additional		Shareholders'
	Number		Paid-in		Equity
	of Shares	Amount	Capital	Deficit	(Deficiency)

Balance, December 31, 2000	15,426,619	$13,979,726	$1,154,814	$(14,504,928)	$629,612

Shares issued on exercise of options	50,000	13,600	-	-	13,600

Shares issued for acquisition of mineral
properties	200,000	169,312	-	-	169,312

Stock options issued to consultants	-	-	38,995	-	38,995

Loss for the year	-	-	-	(648,225)	(648,225)

Balance, December 31, 2001	15,676,619	14,162,638	1,193,809	(15,153,153)	203,294

Shares issued on exercise of options	113,000	29,506	-	-	29,506

Loss for the year	-	-	-	(263,012)	(263,012)

Balance, December 31, 2002	15,789,619	14,192,144	1,193,809	(15,416,165)	(30,212)

Net income for the year	-	-	-	25,778	25,778

Balance, December 31, 2003	15,789,619	$14,192,144	$1,193,809	$(15,390,387)	$(4,434)

The accompanying notes are an integral part of these financial statements.

Apiva Ventures Limited
Form 20-F

APIVA VENTURES LIMITED
(An Exploration Stage Company) STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the year	$25,778	$(263,012)	$(648,225)
Items not affecting cash:
Amortization	3,291	581	2,988
Loss on disposal of property and equipment	-	-	2,450
(Gain) loss on sale of marketable securities	-	42,682	(61,409)
Mineral property costs paid by stock	-	-	169,312
Write-down of marketable securities	-	-	266,487
Stock-based compensation paid as consulting fees	-	-	38,995
Write-down of due from related party	55,000	-	-

Changes in non-cash working capital items:
Decrease in receivables	1,464	625	8,817
(Increase) decrease in prepaid expenses	(1,617)	-	4,588
Decrease in due to related party	-	-	(963)
Increase (decrease) in accounts payable and accrued liabilities	33,226	15,679	(816)

Net cash provided by (used in) operating activities	117,142	(203,445)	(217,776)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	-	29,506	13,600

Net cash provided by financing activities	-	29,506	13,600

CASH FLOWS FROM INVESTING ACTIVITIES
Due from related party	(115,834)	-	-
Proceeds on disposal of property and equipment	-	-	650
Purchase of marketable securities	-	-	(328,481)
Proceeds on sale of marketable securities	-	31,542	279,823

Net cash provided by (used in) investing activities	(115,834)	31,542	(48,008)

- continued -

The accompanying notes are an integral part of these financial statements.

Apiva Ventures Limited
Form 20-F

APIVA VENTURES LIMITED
(An Exploration Stage Company) STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

	2003	2002	2001

Continued…

Change in cash and cash equivalents during the year	1,308	(142,397)	(252,184)

Cash and cash equivalents, beginning of year	-	142,397	394,581

Cash and cash equivalents, end of year	$1,308	$-	$142,397

Cash and cash equivalents are comprised of the following:
Bank balances and money market funds	$-	$-	$126,990
Short-term investments	-	-	15,407

	$-	$-	$142,397

Cash paid during the year for:
Interest expense	$-	$-	$-
Income taxes	-	-	-

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these financial statements.

Apiva Ventures Limited
Form 20-F

APIVA VENTURES LIMITED
(An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

1.

NATURE AND CONTINUANCE OF OPERATIONS

Apiva Ventures Limited (the "Company") was incorporated on June 20, 1980 under the provisions of the Company Act of British Columbia.

The Company's principal business activity changed is the exploration of mineral properties and, accordingly, the Company is considered to be in the exploration stage.

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

		2003	2002

	Deficit	$(15,390,387)	$(15,416,165)
	Working capital (deficiency)	(65,368)	(33,603)

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

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

Apiva Ventures Limited.
Form 20-F

APIVA VENTURES LIMITED
(An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

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

Equipment

Equipment, consisting of computer hardware, is carried at cost less accumulated amortization. Amortization is provided for using the declining balance method at a rate of 30% per annum for computer hardware.

Investment in partnership

The Company's investment in a partnership is accounted for by the cost basis of accounting.

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

Apiva Ventures Limited.
Form 20-F

APIVA VENTURES LIMITED
(An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation had no effect on basic earnings (loss) per share. At December 31, 2003, 2002 and 2001, the total number of potentially dilutive shares excluded from earnings (loss) per share was 2,354,000, 2,354,000 and 2,729,500, respectively.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

Stock options

The Company grants options as described in Note 7. Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Effective for the year ended December 31, 2003, the Company adopted prospectively the new recommendations of the CICA with respect to stock-based compensation. Under the new recommendations, the Company recognizes compensation costs for the granting of all stock options and direct awards of stock.

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

Apiva Ventures Limited.
Form 20-F

APIVA VENTURES LIMITED
(An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

3.	EQUIPMENT

		2003			2002
			Accumulated	Net		Accumulated	Net
		Cost	Amortization	Book Value	Cost	Amortization	Book Value
	Computer hardware	$8,610	$8,610	$-	$8,610	$5,319	$3,291

During the current year, the Company determined its equipment had no future economic benefit and, accordingly, was fully amortized.

4.	DUE FROM RELATED PARTY

The Company loaned $115,834 to a company controlled by a former director of the Company during the current year without appropriate board of directors approval. In July 2003, the Company filed a legal claim against this company to recover the full amount of the loan. Pursuant to a court order and garnishee action, the Company received $29,899 subsequent to December 31, 2003. The company controlled by the former director was then placed into receivership. The Company expects to receive approximately $30,935 from the bankruptcy trustee and has accordingly, written down the remaining balance by $55,000 at December 31, 2003.

5.	INVESTMENT IN PARTNERSHIP

During the year ended December 31, 2002, the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the "General Partnership"), with two other companies. The General Partnership acquired an interest in the 1999 Investment Co. Limited Partnership (the "Limited Partnership"). The Limited Partnership is an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The Company has a 27.66% interest in the General Partnership.

During the current year, the Company received a cash distribution of $244,794 from the General Partnership which represents the aggregate amount of cash the Company expects to receive from this investment.

Apiva Ventures Limited.
Form 20-F

APIVA VENTURES LIMITED
(An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

6.	MINERAL PROPERTIES

Mongolia Property

During the year ended December 31, 2002, the Company was granted an option to acquire a 37.5% interest in certain mineral properties in Mongolia which are subject to a 2% net smelter royalty. As consideration, the Company paid a $62,793 deposit and was required to pay an additional US$30,000 within 30 days of closing, an additional US$55,000 within 60 days of closing and issue 715,000 common shares. Due to payment default and mutual termination, the option was cancelled and the Company forfeited its deposit of $62,793. Accordingly, mineral property costs of $62,793 were charged to operations during the year ended December 31, 2002.

East Wadi Araba Concession, Egypt

The Company entered into an option agreement on September 5, 2001 with Dover Investments Limited ("Dover") to acquire a 10% of working interest in the East Wadi Araba Concession. Pursuant to the terms of the agreement, the Company issued 200,000 common shares upon the signing of the agreement at a value of $169,312.

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

In April 2002, June 2002 and July 2002, the Company issued 38,000, 10,000 and 65,000 common shares respectively, at a price of US$0.17 per share, for net proceeds of CDN$29,506 on the exercise of stock options.

Apiva Ventures Limited.
Form 20-F

APIVA VENTURES LIMITED
(An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

7.	CAPITAL STOCK (cont'd…)

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

Stock option transactions are summarized as follows:

	2003			2002			2001
			Weighted			Weighted			Weighted
			Average			Average			Average
	Number		Exercise	Number		Exercise	Number		Exercise
	of Shares		Price	of Shares		Price	of Shares		Price

Outstanding, beginning of year	1,254,000	US$	0.17	1,629,500	US$	0.19	87,500	US$	0.50
Granted	-		-	-		-	1,592,000		0.17
Exercised	-		-	(113,000)		0.17	(50,000)		0.17
Expired/cancelled	-		-	(262,500)		0.28	-		-

Outstanding, end of year	1,254,000	US$	0.17	1,254,000	US$	0.17	1,629,500	US$	0.19

Weighted average fair value of
options granted during the year		US$	-		US$	-		US$	0.16

During the year ended December 31, 2001, 175,000 stock options were issued to non-employees and non-directors. Using the fair value method for stock-based compensation, consulting costs of $38,995 were recorded. This amount was determined using the Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, expected life of 5 years, a weighted average volatility of 177% and an annual risk free interest rate of 5.21% .

The following incentive stock options to acquire common shares are outstanding and exercisable at December 31, 2003:

Number	Exercise
of Shares	Price	Expiry Date
1,254,000	US$0.17	January 15, 2006

Apiva Ventures Limited.
Form 20-F

APIVA VENTURES LIMITED
(An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

7.	CAPITAL STOCK (cont'd…) Warrants

Warrant transactions are summarized as follows:

		2003			2002			2001

				Weighted			Weighted			Weighted
				Average			Average			Average
		Number of		Exercise	Number of		Exercise	Number of		Exercise
		Warrants		Price	Warrants		Price	Warrants		Price

	Outstanding, beginning
	of year	1,100,000	US$	0.50	1,100,000	US$	0.50	1,100,000	US$	0.50

	Granted	-		-	-		-	-		-

	Outstanding, end of year	1,100,000	US$	0.50	1,100,000	US$	0.50	1,100,000	US$	0.50

	As at December 31, 2003, 1,100,000 warrants were outstanding to acquire common shares of the Company at an exercise price of US$0.50 per share expiring on April 16, 2004 (expired unexercised).

8.	INCOME TAXES A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2003	2002	2001

Net income (loss) before income taxes	$25,778	$(263,012)	$(648,225)

Expected income tax recovery (expense)	$(9,693)	$104,153	$285,219
Non-deductible expenses for tax purposes	(1,237)	(33,208)	(92,627)
Income distribution from limited partnership not subject to tax	92,043	-	-
Tax deductible resource expenditures	203,184	-	-
Limited partnership income subject to tax	(558,995)	(1,437,565)	-
Recognized (unrecognized) benefit of non-capital losses	274,698	1,366,620	(192,592)

	$-	$-	$-

Partnership income accounted for on a cost basis is $244,794 (2002 - $Nil; 2001 - $Nil) whereas allocated partnership income for income tax purposes is $1,486,688 (2002 - $3,630,213; 2001 - $Nil) of which the Company only expects to realize $Nil (2002 - $244,794; 2001 - $Nil).

Apiva Ventures Limited.
Form 20-F

APIVA VENTURES LIMITED
(An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

8.	INCOME TAXES (cont'd…)

The significant components of the Company's future income tax assets are as follows:

	2003	2002	2001

Non-capital loss carryforwards	$576,773	$631,254	$2,086,665
Equipment	20,658	9,339	10,018
Resource expenditures	1,692,895	1,333,985	1,465,047
Other	502,918	362,810	433,705

	2,793,244	2,337,388	3,995,435
Less: Valuation allowance	(2,793,244)	(2,337,388)	(3,995,435)

	$-	$-	$-

At December 31, 2003, the Company had non-capital loss carryforwards available to reduce future taxable income of approximately $1,620,000. These losses, if not utilized, will begin to expire beginning in 2006. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses, resource expenditures and other tax assets have not been recognized in these financial statements and have been offset by a valuation allowance.

9.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

	a)	Paid management fees of $9,800 (2002 - $Nil; 2001 - $Nil) to a director of the Company.

	b)	Paid management fees of $9,000 (2002 - $13,750; 2001 - $Nil) to a company controlled by a former director of the Company.

	c)	Paid rent of $4,000 (2002 - $8,750; 2001 - $10,800) to a company controlled by a former director of the Company.

	d)	Paid consulting fees of $24,193 (2002 - $Nil; 2001 - $Nil) to a company controlled by a director of the Company.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Apiva Ventures Limited.
Form 20-F

APIVA VENTURES LIMITED
(An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

10.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions for the years ended December 31, 2003 and 2002.

The significant non-cash transaction for the year ended December 31, 2001 consisted of the Company issuing 200,000 common shares at a value of $169,312 toward the acquisition of mineral properties.

11.	SEGMENT INFORMATION

Business information

During the years ended December 31, 2003 and 2002, the Company's principal business activity was the exploration of mineral properties. For the year ended December 31, 2001, the Company operated predominately in the technology field except for mineral property costs incurred of $169,312.

Geographic information

The Company operated primarily in Canada for the years ended December 31, 2003, 2002 and 2001. The Company's total assets as at December 31, 2003 and 2002 were located primarily in Canada.

12.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, due from related party and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

13.	SUBSEQUENT EVENT

Subsequent to December 31, 2003, the Company received $11,749 from the sale of a mineral property interest previously written off.

Apiva Ventures Limited.
Form 20-F

APIVA VENTURES LIMITED
(An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP") are described and quantified below.

	2003			2002

	Balances		Balances	Balances		Balances
	under		under	under		under
	Canadian		U.S.	Canadian		U.S.
	GAAP	Adjustment	GAAP	GAAP	Adjustment	GAAP

Balance sheets

Current assets	$3,751	$-	$3,751	$2,290	$-	$2,290
Long-term assets	60,934	-	60,934	3,391	244,774	248,165

Total assets	$64,685	$-	$64,685	$5,681	$244,774	$250,455

Current liabilities	$69,119	$-	$69,119	$35,893	$-	$35,893
Capital stock	14,192,144	-	14,192,144	14,192,144	-	14,192,144
Additional paid-in capital	1,193,809	-	1,193,809	1,193,809	-	1,193,809
Deficit	(15,390,387)	-	(15,390,387)	(15,416,165)	244,774	(15,171,391)

Total liabilities and
shareholders' equity	$64,685	$-	$64,685	$5,681	$244,774	$250,455

Statements of operations	2003	2002	2001

Net income (loss) under Canadian GAAP	$25,778	$(263,012)	$(648,225)
Resource property exploration expenditures	-	-	-
Income from equity investment in partnership	1,486,688	3,630,213	-
Write-down of investments	-	-	266,487
Write-down of equity investment in partnership	(1,486,688)	(3,385,439)	-
Realized loss on sale of investments	-	(266,487)	-

Net income (loss) under U.S. GAAP	$25,778	$(284,725)	$(381,738)

Basic and diluted earnings (loss) per share under U.S. GAAP	$0.01	$(0.02)	$(0.02)

Apiva Ventures Limited.
Form 20-F

APIVA VENTURES LIMITED
(An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

There are no material variations in the accounting principles, practices and methods between Canadian GAAP and U.S. GAAP related to the statements of cash flows.

Marketable securities

Under Canadian GAAP, marketable securities are carried at the lower of cost and market value with any realized gain or loss included in the statements of operations.

Under U.S. GAAP, Statements of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") requires that certain investments be classified into available-for-sale or trading securities stated at fair market values. Any unrealized holding gains or losses are to be reported as a separate component of shareholders' equity until realized for available-for-sale securities and included in earnings for trading securities. Under SFAS 115, the Company's marketable securities in the amount of $Nil (2002 - $Nil; 2001 - $74,224) would be classified as available-for-sale securities. As at December 31, 2003, there were no unrealized gains or losses (2002 - $Nil; 2001 – unrealized loss of $266,487).

Investment in partnership

Under Canadian GAAP, the investment in partnership is accounted for by the cost basis of accounting.

Under U.S. GAAP, the investment in partnership is accounted for by the equity basis of accounting, whereby the investment is initially recorded at cost and adjusted to recognize the Company's share of earnings of the investee partnership and reduced by any cash distributions received. For the year ended December 31, 2003 the Company's share of earnings from the partnership was $1,486,688 (2002 - $3,630,213). The investment in the partnership was then written-down to its net realizable value of $100 (2002 - $244,874).

Mineral properties and exploration and development costs

Under Canadian GAAP, mineral properties, including exploration and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under U.S. GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Apiva Ventures Limited.
Form 20-F

APIVA VENTURES LIMITED
(An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Stock-based compensation

Under U.S. GAAP, Statements of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") requires companies to establish a fair market value based method of accounting for stock- based compensation plans. For the years ended December 31, 2001 and 2002, the Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the option price. The Company has elected to account for stock-based compensation using SFAS 123 for the year ended December 31, 2003.

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company's financial statements was not required for the year ended December 31, 2001 , however, new accounting and disclosure standards were introduced under Canadian GAAP (Note 2) during the years ended December 31, 2002 and 2003.

Under U.S. GAAP, the Company did not record additional compensation expense during the year ended December 31, 2001 for options granted to employees as the option price exceeded the market price on the date of grant. There is no difference between Canadian GAAP and U.S. GAAP on the accounting for stock-based compensation for the years ended December 31, 2002 and 2003.

Comprehensive income

Under U.S. GAAP, Statements of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses). The purpose of reporting comprehensive income is to present a measure of all changes in shareholders' equity that result from recognized transactions and other economic events of the year, other than transactions with owners in their capacity as owners. Under Canadian GAAP, the reporting of comprehensive income is not required.

Comprehensive income (loss) is as follows:

	2003	2002	2001

Net income (loss) for the year under U.S. GAAP	$25,778	$(284,725)	$(381,738)
Other comprehensive income:
Unrealized gain (loss) on investments	-	-	(378,293)

		(284,725)	(760,031)
Less: reclassification adjustment	-	266,487	-

Comprehensive net income (loss) under U.S. GAAP	$25,778	$(18,238)	$(760,031)

Apiva Ventures Limited.
Form 20-F

APIVA VENTURES LIMITED
(An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

New accounting pronouncements

In January 2003, FASB issued Financial Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46") (revised in December 17, 2003). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the Company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 15, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after March 15, 2004.

In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

In May 2003, FASB issued Statements of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

Canadian Standards

In 2002, the CICA issued Handbook Section 3063, "Impairment of Long-Lived Assets", which is effective for fiscal years commencing September 1, 2003. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The Company does not expect the adoption of this section to have significant impact on its consolidated financial statements.

In June 2003, the CICA revised Accounting Guideline 13, "Hedging Relationships", which is effective for fiscal years beginning on and after July 1, 2003. The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting. The Company does not expect the adoption of this guideline to have a significant impact on its consolidated financial statements.

Apiva Ventures Limited.
Form 20-F

APIVA VENTURES LIMITED
(An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
YEAR ENDED DECEMBER 31

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Canadian Standards (cont'd…)

In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. Management is assessing the impact, if any, of the adoption of this guideline on the Company's consolidated financial statements.

Apiva Ventures Limited.
Form 20-F