Form 20-F
period 2004-12-31
APIVA VENTURES LTD
filed 2005-07-18
CIK 1000791

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                           FORM 20-F


                                   (Mark One)
                |_|    Registration statement pursuant to Section 12(b) or (g)
 of the Securities Exchange Act of 1934,


                                       OR

                     |X| Annual report pursuant to Section 13 or 15(d) of the Securities
                                              Exchange Act of 1934, For the
                                              fiscal year ended December 31,
                                              2004


                                       OR

                    |_|    Transition report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
             For the transition period from _______________ to _______________


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



 Securities for which there is a reporting obligation pursuant Section 15(d) of the Act:
                         Common Shares without par value
                         -------------------------------
                                (Title of Class)


    Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report.


          December 31, 2004: 15,789,619 common shares without par value


 Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                 Yes |X| No |_|


 Indicate by check mark which financial statement item the registrant has elected to follow.
                             Item 17 |X| Item 18 |_|

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-F
                                TABLE OF CONTENTS

PART I                                                                       1
------                                                                       -
        ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS       1
        -------  -----------------------------------------------------       -
        ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE                     1
        -------  ---------------------------------------                     -
        ITEM 3.  KEY INFORMATION                                             1
        -------  ---------------                                             -
                 3.A   Selected Financial Data                               1
                 ----- -----------------------                               -
                 3.B   Capitalization and Indebtedness                       2
                 ----- -------------------------------                       -
                 3.C   Reasons for the Offer and Use of Proceeds             2
                 ----- -----------------------------------------             -
                 3.D   Risk Factors                                          3
                 ----- ------------                                          -
        ITEM 4.  INFORMATION ON THE COMPANY                                  6
        -------  --------------------------                                  -
                 4.A   History and Development of the Company                6
                 ---   --------------------------------------                -
                 4.B   Business Overview                                     7
                 ---   -----------------                                     -
                 4.C   Organizational Structure                              9
                 ---   ------------------------                              -
                 4.D   Property, Plants and Equipment                        9
                 ---   ------------------------------                        -
        ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS                9
        ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                  13
                 6.A   Directors and Senior Management                       13
                 ---   -------------------------------                       --
                 6.B   Compensation                                          14
                 ---   ------------                                          --
                 6.C   Board Practices                                       16
                 ---   ---------------                                       --
                 6.D   Employees                                             17
                 ---   ---------                                             --
                 6.E   Share Ownership                                       17
                 ---   ---------------                                       --
        ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS           18
        -------  -------------------------------------------------           --
                 7.A   Major Shareholders                                    18
                 ----  ------------------                                    --
                 7.B   Related Party Transactions                            18
                 ---   --------------------------                            --
                 7.C   Interests of Experts and Counsel                      19
                 ---   --------------------------------                      --
      ITEM 8.  FINANCIAL INFORMATION                                         19
        -------  ---------------------                                       --
                 8.A   Consolidated Statements and Other Financial
                       Information                                           19
                 ---   --------------------------------------------          --
                 8.B   Significant Changes                                   19
                 ---   -------------------                                   --
        ITEM 9.  THE OFFER AND LISTING                                       20
        -------  ---------------------                                       --
                 9.A   Offer and Listing Details                             20
                 ---   -------------------------                             --
                 9.B   Plan of Distribution                                  20
                 ---   --------------------                                  --
                 9.C   Markets                                               20
                 ---   -------                                               --
                 9.D   Selling Shareholders                                  20
                 ---   --------------------                                  --
                 9.E   Dilution                                              20
                 ---   --------                                              --
                 9.F   Expenses of the Issue                                 20
                 ---   ---------------------                                 --
        ITEM 10. ADDITIONAL INFORMATION                                      21
        -------- ----------------------                                      --
                 10.A  Share Capital                                         21
                 ----  -------------                                         --
                 10.B  Memorandum and Articles of Association                21
                 ----  --------------------------------------                --
                 10.C  Material Contracts                                    23
                 ----  ------------------                                    --
                 10.D  Exchange Controls                                     23
                 ----  -----------------                                     --

                 10.E  Taxation                                              23
                 ----  ----------                                            --
                 10.F  Dividends and Paying Agents                           28
                 ----  ---------------------------                           --
                 10.G  Statement by Experts                                  28
                 ----  --------------------                                  --
                 10.H  Documents on Display                                  28
                 ----- --------------------                                  --
                 10.I  Subsidiary Information                                28
                 ----  ----------------------                                --
        ITEM
        11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK  28
        -----    ----------------------------------------------------------  --
        ITEM
        12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES      29
        -----    ------------------------------------------------------      --
PART
II                                                                           29
        ITEM
        13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES             29
        ITEM
        14.      MATERIAL MODIFICATIONS TO THE RIGHTS SECURITY HOLDERS
                 AND USE OF PROCEEDS                                         29
        -----    --------------------------------------------------------    --
        ITEM
        15.      CONTROLS AND PROCEDURES                                     29
        -----    -------------------------                                   --
        ITEM
        16.      AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS
                 AND PRINCIPAL ACCOUNTANT FEES AND SERVICES                  29
        -----    -------------------------------------------------------     --
                 16.A  Audit Committee Financial Expert                      29
                 ----  --------------------------------                      --
                 16.B  Code of Ethics                                        30
                 ----  --------------                                        --
                 16.C  Principal Accountant Fees and Services                30
                 ----  --------------------------------------                --
                 16.D  Exemptions from the Listing Standards
                       for Audit Committees                                  30
                 ----  -------------------------------------------           --
                 16.E  Purchases of Equity Securities by the Issuer
                       and Affiliated Purchasers                             30
                 ----  -------------------------------------------           --
PART
III                                                                          31
        ITEM
        17.      FINANCIAL STATEMENTS                                        31
        -----    --------------------                                        --
        ITEM
        18.      FINANCIAL STATEMENTS                                        31
        -----    --------------------                                        --
        ITEM
        19.      EXHIBITS                                                    31



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


ITEM 3.             KEY INFORMATION


3.A            Selected Financial Data


The following financial information with respect to the five years ended December 31, 2004 and as of December 31, 2003 2002, 2001, 2000, and 1999 (stated
in Canadian dollars) has been derived from Apiva's audited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP" or "CAD GAAP"). A reconciliation of certain material variations in the financial information from that which would be provided if the financial statements were prepared in conformity with United States generally accepted accounting principles ("U.S. GAAP") is provided in
Item 8 and in Note 14 to the audited Consolidated Financial Statements for the year ended December 31, 2004 included in Item 17.

                                   Year Ended
                                   December 31
                           (in United States Dollars)
                             2004                  2003                 2002
Other Income                          $  -             $179,610            $98
General &                          100,294              160,710        140,448
Administrative
Expenses
Net Income (Loss)                 (92,152)               18,900       (181,370)
Exchange rate                                              .714            .637
Net Income (Loss)                   (0.01)                0.01           (0.02))
per Share
Working Capital                  (116,175)             (46,673)        (21,405)
(Deficiency)
Total Assets                        17,228               46,185        159,540
Total Liabilities                  117,173               49,351         22,864
Shareholders'                     (99,945)              (3,166)        136,676
Equity (Deficit)
Long-term                              ---                  ---           ----
Obligations
Outstanding Shares              15,789,619           15,789,619     15,789,619
Issued
Fully Diluted                   15,789,619           18,143,619     18,143,619
Number of Shares






                                                     2001                  2000
Other Income                                 $      5,249          $     16,502
General &                                         289,939               789,525
Administrative
Expenses
Net Income (Loss)                                (246,603)           (1,882,576)
Exchange rate                                        .646                  .673
Net Income (Loss)                                   (0.02)                (0.19)
per Share
Working Capital                              $    128,827          $    417,026
(Deficiency)
Total Assets                                      144,322               513,708
Total Liabilities                                  12,994                14,734
Shareholders'                                     131,328               498,974
Equity (Deficit)
Long-term                                            ----                  ----
Obligations
Outstanding Shares                             15,676,619            15,426,619
Issued
Fully Diluted                                  16,614,119            14,385,619
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


On June 30, 2005, the Bank of Canada closing rate for the conversion of one United States dollar into Canadian dollars was CAD$ 1.2254.


The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.


   FOR EACH OF THE PAST SIX MONTHS (CDN$ PER US$1.00)
                                 MONTHLY CLOSING
December 2004                                                           1.2020
January 2005                                                            1.2412
February 2005                                                           1.2335
March 2005                                                              1.2096
April 2005                                                              1.2585
May 2005                                                                1.2552

The following table lists the average exchange rates for $1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

Year                                                Rate
1999                                                1.4857
2000                                                1.4854
2001                                                1.5489
2002                                                1.5703
2003                                                1.4015
2004                                                1.2752

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


THE REGISTRANT HAS NO HISTORY OF REVENUES AND HAS A HISTORY OF LOSSES, WHICH MAKE ITS ABILITY TO CONTINUE AS A GOING CONCERN QUESTIONABLE.


The Registrant currently has no active business or cash flow from operations. The Registrant has a history of losses, excluding net income of $18,900 in 2003 and net losses of $92,152 in 2004, $181,370 in 2002, $246,603 in 2001 and
$1,882,576 in 2000 (fiscal years). The Registrant has not earned any material or consistent revenue and has not become profitable. The Registrant is in the process of evaluating possible business opportunities; however, it has no arrangements to pursue such opportunities. There can be no assurance that the Registrant will successfully implement a commercially viable business opportunity or that the Registrant be profitable on a quarterly or annual basis. In addition, if the Registrant plans to acquire an operating business entity or exploration properties, its operating expenses will increase significantly, and the Registrant may require additional financing to pursue such opportunities.


THE REGISTRANT'S ABILITY TO PURSUE NEW BUSINESS OPPORTUNITIES MAY DEPEND ON ITS ABILITY SECURING ADDITIONAL OPERATING CAPITAL.


As of December 31, 2004, the Registrant had a working capital deficit of approximately $116,175 and cash and cash equivalents of $ 998. In order to pursue additional business opportunities, the Registrant will be required to raise additional financing. The Registrant currently has no arrangements to acquire or implement any business opportunities and the amount of additional capital required to be raised by the Registrant is uncertain. The Registrant anticipates raising additional capital through sales of equity and/or debt;
 however, there can be no assurance that the Registrant will be able to obtain adequate financing to support its operations. The Registrant's ability to raise additional financing will be dependent on a number of factors, some of which are beyond its control, including the business opportunities pursued by the Registrant; trends in the economy and equity markets; the amount of financing required to be raised and the Registrant's ability to implement the business strategy pursued by the Registrant.


SUBSTANTIAL DOUBT ABOUT THE REGISTRANT'S ABILITY TO CONTINUE AS A GOING CONCERN.


In their independent auditor's report by Madsen & Associates, CPA's, Inc. , the Registrant's auditors, expressed substantial doubt about the Registrant's ability to continue as a going concern due to lack of working capital and other factors affecting the Registrant's business. The Registrant cannot assure you that it will acquire a commercially viable business opportunity or additional financing required to capitalize on such opportunity will be available on acceptable terms. See the disclosure regarding forward-looking statements in item 5G. Furthermore, any issuance of additional securities may result in dilution to the then existing shareholders. If adequate funds are not available, the Registrant will lack sufficient capital to pursue its business plan fully, which will have a material adverse effect the Registrant's ability to continue as a going concern.


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


THE REGISTRANT RESERVED 1,254,000 COMMON SHARES FOR FUTURE ISSUANCE, WHICH HAVE BBEN CANCELLED UNILATERALLY BY THE COMPANY.


As of June 30, 2004, the Registrant had reserved 1,254,000 common shares for issuance on the exercise of incentive stock options. The Company unilaterally cancelled the options as the recipients are no longer associated with the Company and failed to exercise their options within the prescribed time limits.


THE REGISTRANT IS A FOREIGN CORPORATION AND MOST OF ITS DIRECTORS AND OFFICERS ARE OUTSIDE OF THE UNITED STATES, WHICH MAY MAKE ENFORCEMENT OF CIVIL LIABILITIES DIFFICULT.


The Registrant is incorporated under the laws of the Canada. A majority of the Registrant's directors and officers are residents of Canada, and substantially all of the Registrant's assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Registrant predicated solely upon such civil liabilities.


THE REGISTRANT BELIEVES IT WAS A PASSIVE FOREIGN INVESTMENT COMPANY DURING 2004, WHICH MAY HAVE A MATERIAL EFFECT ON U.S. HOLDERS.


The Registrant believes it was a "passive foreign investment company" ("PFIC") during 2004, which may have a material effect on US Holders. Certain United States income tax legislation contains rules governing Prices which can have significant tax effects on US Holders of foreign corporations. A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder. See "Taxation - United States Federal Tax Consequences."


BROKER-DEALERS MAY BE DISCOURAGED FROM EFFECTING TRANSACTIONS IN THE REGISTRANT'S SHARES BECAUSE THEY ARE CONSIDERED PENNY STOCKS AND ARE SUBJECT TO THE PENNY STOCK RULES.


Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving "a penny stock." Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. The market price of the Registrant's shares over the last four quarters ended December 31, 2004 ranged between US ..0433 (low) and US .065(high) and the Registrant's shares are deemed penny stock for the purposes of the Exchange Act. The additional sales practice and
disclosure    requirements   imposed   upon   brokers-dealers   may   discourage
broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.


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


COMPANY CEASE TRADED IN BRITISH COLUMBIA.


The Company is a reporting company in the Province of British Columbia, Canada. On June 10, 2003, it was cease traded by the British Columbia Securities Commission ("BCSC") for failure to file its December 31, 2002 audited financials statements by the required date in May, 2003 and failure to file its quarterly statement for March 31, 2003. The financial statements were eventually filed on June 18 and 25, 2003 respectively. The cease trade order is still in effect as the BCSC has required the Registrant to first show a positive working capital and to, potentially, meet additional requirements which have not, at this time, been specified in writing to the Registrant. A copy of the cease trade order is available at www.bcsc.bc.ca. The Registrant cannot, at this time, and may not be able to show a positive working capital, or to meet any additional requirements imposed by the BCSC, with the result that it may remain cease traded in the Province of British Columbia. Shareholders of the Registrant should seek advice from their own legal counsel to determine what effect, if any, the cease trade order will have on a shareholders ability to transfer or sell their shares, or to acquire further shares, and on the value of securities of the Registrant and the likelihood of additional jurisdictions, including the U.S., imposing similar orders against the Registrant.

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


The Registrant is a reporting issuer in Canada under the Securities Act (British Columbia) the Securities Act (Alberta) and the Securities Act (Ontario). The Registrant's common shares commenced trading on the Vancouver Stock Exchange on July 12, 1983 and were voluntarily de-listed from the Canadian Venture Exchange (formerly the Vancouver Stock Exchange and now known as the TSX Venture Exchange) (the "CDNX") on March 2, 2000. The Registrant's common shares are listed on the NASD Over The Counter/Bulletin Board.


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


The Registrant is in the business of identifying and reviewing opportunities in the technology industry and in mineral, oil and gas exploration. During the year ended December 31, 2004, the Registrant had no active business operations other than identifying and reviewing business opportunities.


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

The Company loaned $115,834 to a company controlled by a former director of the Company during 2003 without appropriate board of directors approval. In July 2003, the Company filed a legal claim against this company to recover the full amount of the loan. Pursuant to a court order and garnishee action, the Company received $29,899 during 2004. The company controlled by the former director was then placed into receivership. The Company expects to receive a further $16,230 from the bankruptcy trustee and accordingly, wrote down the balance by $55,000 at December 31, 2004.


In November 2004 the Registrant announced that Ronald W. Noble resigned as President, Chief Executive Officer and as a director of the Registrant and that Clair Calvert had been appointed as the President of the Company.


During the 2002 fiscal year, the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the "General Partnership"), with two other companies. The General Partnership acquired an interest in the 1999 Investment Co. Limited Partnership (the "Limited Partnership"). The Limited Partnership is an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The Company has a 27.66% interest in the General Partnership. Subsequent to that year-end, the Company received a cash distribution of Cdn$244,794 from the General Partnership and no further material cash flows are expected to be received.


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


Mineral Properties


As of December 31, 2004, all of the Registrant's mineral properties have been abandoned.


No equity financings occurred in the first quarter of fiscal 2004.


In 2001, 2002, 2003 and 2004, Apiva implemented proactive cost-cutting measures by laying off its geological and administrative support staff and continuing its action against Mr. Gardiner for the return of funds from an unauthorized loan.

4.C            Organizational Structure

The Registrant has no subsidiaries and is not a subsidiary of any entity.


4.D            Property, Plants and Equipment


The Registrant has no material tangible fixed assets. There are no current firm plans to acquire any property, plants and equipment.


ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS


Management's discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Registrant's performance during the year and factors reasonably expected to impact on future operations and results. The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the three most recent fiscal periods ended December 31, 2004 should be read in conjunction with the consolidated financial statements of the Registrant and related notes included herein. The Registrant's financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP. Reference is made to
Note 14 of the consolidated financial statements of the Registrant included herein for discussion of the material differences between Canadian GAAP and U.S. GAAP and their effect on the Registrant's financial statements.

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


In accordance with United States of America GAAP, all costs related to investments in resource properties are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Registrant or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable. The amounts for resource properties as shown in the Registrant's consolidated financial statements represent costs incurred to date, less write-downs, and are not intended to reflect present or future values. The following section includes a discussion of the accounting principles for resource properties in accordance with U.S. GAAP.


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


Further details are provided in Note 1 of the audited consolidated financial statements for the year ended December 31, 2004.

5.A            Operating Results

As of December 31, 2004, the Registrant abandoned all mineral properties. The Registrant currently has no business operations and has not generated any material revenues to December 31, 2004, other than as follows: During the 2002 fiscal year, the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the "General Partnership"), with two other companies. The General Partnership acquired an interest in the 1999 Investment Co. Limited Partnership (the "Limited Partnership"). The Limited Partnership is an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The Company has a 27.66% interest in the General Partnership. Subsequent to year-end, the Company received a cash distribution of $244,794 from the General Partnership and no further material cash flows are expected to be received in the near future.


The Registrant does not anticipate having revenues in the near future. Should the Registrant acquire, make investments in, or enter into strategic alliances in the future, the Registrant would seek to raise additional funds through either a private debt or equity offering.


The Registrant currently does not have sufficient working capital to support any business operations.


The Registrant's operations are primarily conducted in Canadian dollars and its financial results are expressed in United States dollar equivalent . The Registrant does not currently engage in foreign currency hedging and its operations are subject to foreign currency fluctuations, and such fluctuations may materially affect the Registrant's financial position and results of its operations. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, the Registrant may suffer losses due to adverse foreign currency fluctuations.

For The Year Ended December 31, 2004 Compared to The Year Ended December 31,
 2003.


Other Items. The Registrant generated no material income for the year ended December 31, 2004, 2003 and 2002 compared with $8,125 in other income for the year ended December 31, 2001, for a decrease of approximately $8,000. The Registrant incurred a loss of $42,682 on the sale of marketable securities during the year ended December 31, 2002, compared to a $61,409 gain on the sale of marketable securities for year ended December 31, 2001. The most significant change in other items was the receipt of a cash distribution of $179,483 from the General Partnership during the year ended December 31, 2003 and write-down of $40,326 due from a related party. The other income for the year ended December 31, 2004 consisted of interest income of $nil compared with interest income of $98 for the year ended December 31, 2003 and $127 interest income for the year ended December 31, 2002.


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


Operating expenses consist of management compensation, mineral property costs, rent, professional fees, telephone, travel and other general corporate expenses. Operating expenses were $nil for 2004 and $164,190 for the year ended December 31, 2003, compared with $220,484 for the year ended December 31, 2002. The Registrant paid substantially less for operating activities due to the reduced operations of the Registrant during the year ended December 31, 2004 and 2003. Operating expenses have consisted of management compensation, mineral property costs, rent, professional fees, telephone, travel and other general corporate expenses.


Professional and consulting fees were approximately $20,000 for the year ended December 31, 2004, compared with $82,256 for the year ended December 31, 2003, for an increase of $8,319. The decrease was substantially due to the reduced operations of the Registrant.


There were no payroll expenses relating to general and administrative activities for the year ended December 31, 2004 or 2003. There was $30,000 in management fees for the year ended December 31, 2004, compared with $18,800 for the year ended December 31, 2003. Office and maintenance charges were $3,948 for the year ended December 31, 2003, compared with $3,948 for the year ended December 31, 2003 reflecting the decreased activity of the Registrant. Investor relations expenses were $nil for the year ended December 31, 2004, compared with $24,712 for the year ended December 31, 2003.


The Registrant anticipates that future general and administrative expenses will be approximately $5,000 a month or $60,000 a year, based on current operations.


Write-off of Mineral Property. The Registrant had no write-offs of mineral properties during the year ended December 31, 2004 or 2003 compared to $62,793 during the year ended December 31, 2002 when the Registrant abandoned its remaining mineral properties.


Stock Based Compensation Cost. The Registrant did not incur any non-cash stock based compensation charges for the years ended December 31, 2004 or 2003.





5.B            Liquidity and Capital Resources


As of December 31, 2004, the Registrant's cash position was $998 and its working capital was a deficit was $116,175.


Since inception, the Registrant has financed its operations mainly from capital contributions. However, during the year ended December 31, 2002, the Registrant received net proceeds of $31,542, from the sale of marketable securities (at a loss of $42,682) and net proceeds of $29,506, from the sale of common stock.

Net cash provided by operating activities was $117,142 for the year ended December 31, 2003, including net income of $25,778. This compares with net cash used in operating activities of $14 for the year ended December 31, 2004 including a net loss of $92,152 for the year 2004.


The Registrant has no operating business and cannot estimate operating expenditures for the next twelve (12) months. The Registrant anticipates that it will require additional funds once it has identified an acquisition target, investments opportunity, or entered into a strategic alliance with as yet unidentified operating companies in the technology or resource industries. There can be no assurance, however, that such financing will be available to the Registrant or, if it is, that it will be available on terms acceptable to the Registrant. If the Registrant is unable to obtain the financing necessary to support its future operations, it may be unable to continue as a going concern. The Registrant currently has no commitments for any credit facilities such as revolving credit agreements or lines of credit that could provide additional working capital.


The Registrant is currently using space in an office owned by one of the Registrant's directors in Delta, British Columbia for administrative purposes at a cost of $500 per month. This arrangement is on a month-to-month basis.


The Registrant has financed its operations by the sale of its common shares, both by public offerings and by private placements. The Registrant has no external sources of liquidity and intends to finance future acquisition or business operations by issuing debt or equity securities. To a large degree, therefore, the operations of the Registrant are largely dependent upon the general state of the public equity capital markets, and specifically on the state of the public equity markets for small capitalization resource exploration and technology companies. There can be no assurance that any additional financings will be available to the Registrant on favorable terms or at all. The Registrant is subject to various risks and uncertainties, which appear elsewhere in this document.


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

5.E            Off-Balance Sheet Arrangements

There are no known significant off-balance sheet arrangements other than those disclosed in this Form 20-F and in the Registrant's audited consolidated financial statements for the year ended December 31, 2004..

5.F            Tabular Disclosure of Contractual Obligations

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


ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A            Directors and Senior Management

The following table sets forth the name, position with the Registrant, age and municipality of residence:

 Name and Municipality of
        Residence                       Position with Registrant           Age
                                             (1) and (2)
Clair S.R. Calvert, Winnipeg, Manitoba  President, Secretary, Director     51
                   (1)   Member of the audit committee.


                   (2)   Appointed President, Secretary, and Director on
                        November 1, 2004.


As of December 31, 2004, Clair Calvert is the sole officer and director.


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


The following sets out additional biographical information for each of the Issuer's directors and officers:


Clair S.R. Calvert, President, Secretary and Director

Clair S.R. Calvert, has served as President, Secretary and Director of the
 Registrant since November 2004, and Vice-President of Corporate Development and a director of the Registrant since January 15, 2001. Mr. Calvert has been a self-employed consultant since January 1996. From June, 1989 to December, 1995, Mr. Calvert was a stock broker with Yorkton Securities Inc. Mr. Calvert was appointed Secretary and Chief Financial Officer on June 18, 2003.


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


During the fiscal period ended December 31, 2004, the aggregate cash compensation incurred by the Registrant to all individuals who were directors in all capacities as a group was $30,000 including the disclosed unauthorized loan to Gardiner.


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

                              Annual Compensation      Long Term Compensation
                                                                  Awards
                                                          Securities  Restricted
                                                          Under       Shared or
                                                Other     Options/    Restricted
Name and                                        Annual    SARS (4     Share
Principal     Year                              Compen-   granted     Units
Position       (3)        Salary($)  Bonus($)   sation($)   (#)          ($)

Ronald W.      2003       9,800       Nil        Nil         0           Nil
Noble(1)       2002       Nil         Nil        Nil         0           Nil
               2001       Nil         Nil        Nil         125,000     Nil
William N.     2003       9,000                  Nil         Nil         Nil
Gardiner,      2002       Nil         Nil        Nil         Nil         Nil
President and  2001       Nil         Nil        Nil         75,000      Nil
Chief                                 Nil
Executive
Officer
(2)(6)
Clair Calvert 2004        Nil         Nil       $30,000      Nil         Nil



                    Payouts
                     LTIP(5)      All Other
                    payouts       Compensation
                      ($)               ($)

Ronald W.              Nil        Nil
Noble(1)               Nil        Nil
                       Nil        Nil
William N.             Nil        Nil
Gardiner,              Nil        Nil
President and          Nil        Nil
Chief
Executive
Officer
(2)(6)
Clair CAlvert         Nil         Nil

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

Termination of Employment, Change in Responsibilities and Employment Contracts


Cancellation of Stock Options.


As of December 15, 2004, all stock options granted at $0.17 per share were canceled. These stock options were granted to former officers, directors and employees who have all resigned. The remaining officer and director, Clair Calvert voluntarily surrendered his stock option as a gesture of goodwill.


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

Options and Stock Appreciation Rights ("SARs")

As of September 30, 2004, there were stock options granted to former officers, directors and employees for 1,254,000 shares of common stock at an exercise price of $0.17 per share. As of December 15, 2004, all of those stock options were cancelled as the former officers, directors and employees have all resigned. The remaining office and director, Clair Calvert voluntarily canceled his stock option as a gesture of goodwill. No incentive stock options were granted to the Named Executive Officer during the most recently completed financial year (January 1, 2004 to December 31, 2004) (the "Financial Period").


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


No funds were set aside or accrued by the Registrant or its subsidiaries during the year ended December 31, 2004 to provide pension, retirement or similar benefits for directors or officers of the Registrant pursuant to any existing plan provided or contributed to by the Registrant or its subsidiaries under applicable Canadian laws.


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


A total of $30,000 was paid to officers from January 1, 2004 through December 31, 2004 for management fees. No amounts have been set aside or accrued by the Registrant during fiscal 2004 to provide pension retirements or similar benefits for directors or executive officers of the Registrant pursuant to any plan provided for or contributed to by the Registrant.


The Registrant has no plans or arrangements in respect of remuneration received or that may be received by executive officers of the Registrant in the current year to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US $60,000 per year per executive officer.


No director or executive officer of the Registrant received other compensation in excess of the lesser of US $25,000 or 10% of such officer's cash compensation as reported in the above and all directors and executive officers as a group did not receive other compensation which exceeded US $25,000 times the number of persons in the group or 10% of the compensation reported in the table set forth above.


The Company loaned USD$81,000 to a company controlled by a former director of the Company, Mr. Gardiner, during a prior year without appropriate board of directors approval. In July 2003, the Company filed a legal claim against this company to recover the full amount of the loan. Pursuant to a court order and garnishee action, the Company received $24,444 subsequent to December 31, 2003. The company controlled by the former director was then placed into receivership. The Company expects to receive approximately $16,230 from the bankruptcy trustee and has accordingly, written down the remaining balance by $40,326 at December 31, 2003.


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

The Articles of the Registrant presently provide that the Board of Directors shall consist of not less than three and not more than that number of Directors that is set by an ordinary resolution by the shareholders of the Registrant (excluding additional directors that may be appointed between annual general meetings). The Board of Directors is of the view that its present complement of four individuals is appropriate and facilitates effective decision-making. In November 2004, the Company's Bylaws were amended so that a minimum of one director could sit on the Board of Directors will full right and authority.


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


The Chairman of the Board is a member of management, as is the norm with companies with similar size. However, the Directors feel that this is not an impediment to the proper discharges of the directors' responsibilities. Furthermore, the interaction between senior management and directors both at and outside meetings ensures that the directors are properly informed and that the directors' experience is brought to bear when needed by management. The unrelated Directors believe that their majority on the Board, their knowledge of the Registrant's business and their independence are sufficient to facilitate the functioning of the Board independently of management. The


There are no Director's service contracts which provide benefits upon the termination of employment. Set forth below were the names of the members of the Registrant's audit committee on December 31, 2004:


               Clair S. R. Calvert


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

6.D             Employees

The Registrant's business is administered principally from its head office in Vancouver, British Columbia, Canada. As of December 31, 2004, the Registrant had no full time employees, other than the President.




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


Details of all total outstanding options, warrants and other rights to purchase securities of the Registrant and its subsidiaries as at June 30, 2004 unless otherwise stated, are set forth below:


Name                   Securities benefically owned      Percent of issued and
                       directly or indirectly or over    Outstanding shares
                       which direction or control is      Capital (1)
                       exercised

Clair S.R. Calvert                      0                              0



       * Less than 1%.

       (1) 15,789,619, shares were issued and outstanding as of December 31, 2004.


All stock options issued to former officers, directors and employees have been canceled as of December 15, 2004. Clair Calvert also canceled his stock options as of December 15, 2004.

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


As at December 31, 2004, the only persons or groups known to the Registrant to own more than 5% of the Registrant's issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Registrant as a group are as follows:

Title of Class   Identity of Person or Group   Shares Owned  Percentage of Class
Common Shares    CDS - Canadian Depository(1)   12,041,733*            76.26%
                 Toronto, Ontario, Canada

*as at June 30, 2005

      (1) Owners of record only. CDS is a clearing agency through which Canadian brokers and dealers hold their securities. The Registrant believes that all of these shares are held by the registered holder in a fiduciary, trustee, or nominee capacity. The idenities of the beneficial owners of such shares are not known to the Registrant. The Registrant is not aware of any person or group of persons which beneficially owns more than 5% of the Registrant's outstanding common shares.


All shares of the Registrant, including all those held by any major shareholders, are common shares with similar voting rights.

7.B            Related Party Transactions

Other than as set forth below and in the Registrant's audited financial statements and other than transactions carried out in the ordinary course of business of the Registrant or any of its subsidiaries, none of the directors or senior officers of the Registrant, a proposed management nominee for election as a director of the Registrant, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of the Registrant nor an associate or affiliate of any of the foregoing persons had since January 1, 2004 (being the commencement of the Registrant's last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Registrant or any of its subsidiaries.

During the period since the beginning of the Registrant's preceding three financial years up to the date hereof, the Registrant has entered into the following related party transactions:


The sum of $NIL was paid with respect to rent between January 2004 through December 2004.



The Registrant is currently using space in an office owned by the Registrant's sole employee and/or consultant in Coquitlam, British Columbia, Canada, for administrative purposes at a cost of $500 per month. This arrangement is on a month-to-month basis.


     As of June 30, 2005, no amounts are due from related parties.


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

(a)    Consolidated Balance Sheets as of December 31, 2004 and 2003;


(b) Consolidated Statements of Operations and Deficit for each of the years nded December 31, 2004, 2003, and 2002;


(c) Consolidated Statements of Cash Flows for each of the years ended December 31, 2004, 2003, and 2002; and


(d)    Notes to the consolidated financial statements.



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

8.B            Significant Changes

There has been no significant change in the financial condition of the Registrant since December 31, 2004, other than the Registrant abandoned all mineral properties.


ITEM 9.            THE OFFER AND LISTING


9.A            Offer and Listing Details


This Form 20-F is being filed as an annual report under the Exchange Act and does not relate to a new offer of securities, and accordingly, the information called for is not required other than the price history information below.

The Common Shares of the Registrant were listed on the Over-The Counter Bulletin Board in the United States of America. The Common shares of the Registrant commenced trading on the United States OTC Bulletin Board on February 11, 2000. The following table sets out the price history of the Registrant's Common Shares for the year 2004.




                                                      High (US$)     Low (US$)
January 2004                                            0.09               0.03
February 2004                                           0.09               0.07
March 2004                                              0.07               0.06
April 2004                                              0.07               0.05
May 2004                                                0.05               0.04
June 2004                                               0.02           $   0.01

These over the counter quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions. The closing price of the Registrant's common shares on the OTCBB. The Registrant's common shares are quoted under the symbol "APVLF" on the OTCBB.


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

10.C             Material Contracts


For the two years immediately preceding June 30, 2005, there were no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Registrant or any member of the group was a party. For a description of those contracts entered into in the ordinary course of business refer to Item 4B - Business Overview.

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

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or Registrants, or estates or trusts other than foreign estates or trusts (as defined by the Code
Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a
"foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

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

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS SECURITY HOLDERS
AND USE OF PROCEEDS


Not applicable


ITEM 15.             CONTROLS AND PROCEDURES


Evaluation of Disclosure Controls and Procedures


Based upon the evaluation of the effectiveness of the disclosure controls and procedures within 90 days prior to the filing date of this annual report, the Registrant's Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, the disclosure controls and procedures were effective to ensure that material information relating to the Registrant was made known to others within the company particularly during the period in which this annual report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Management of the Registrant recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.


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


ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

16.A             Audit Committee Financial Expert

The Registrant does not currently have a financial expert in its audit committee due to its relatively small size. In 2004, the Registrant had only one employee and the Registrant relied upon the services of a chartered accounting firm in Vancouver, BC, Canada, to prepare its interim unaudited quarterly consolidated financial statements and to provide review engagements thereto. In June 2005, the Registrant retained the audit services of Madsen & Associates, CPA's, Inc, of Murray, Utah to perform the audit on its year-end consolidated financial statements. On these bases, the Registrant believes that the audit committee has adequate resources available to it when financial expertise and advice are necessary.

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


The Registrant expects all directors, officers and employees to abide by the following code of ethics which have been communicated to them:

- act with honesty and integrity and in an ethical manner resolve any actual or apparent conflicts of interest between personal and professional relationships;
- ensure that any public filings or announcements, whether they are statutory or regulatory filings or other documents submitted for public disclosure and communication, are accurate, complete, fair, timely and understandable in all material respects, taking into consideration applicable standards and regulations;
-      compliance with applicable laws, rules and regulations; and
- prompt internal reporting of any violations, whether actual or potential, in the code of ethics.

16.C             Principal Accountant Fees and Services


The following table discloses accounting fees and services of the Registrant:


(Stated in terms of Canadian dollars)

                                                   2004                2003
                                                   ----                ----
Type of Services Rendered                       Fiscal Year         Fiscal Year
-------------------------                       -----------         -----------
                                                    (CAD$)              (CAD$)

(a)     Audit Fees                                 $5,000.00          $15,000.00

(b)     Audit-Related Fees incurred and accrued    $2,000.00        included in
          (eg. review of Form 20-F)                                    above

(c)     Tax Fees                                     Nil                 Nil

(d)     All Other Fees                               Nil                 Nil

16.D             Exemptions from the Listing Standards for Audit Committees

Not Applicable

16.E             Purchases of Equity Securities by the Issuer and Affiliated
 Purchasers


Not applicable

                                    PART III


ITEM 17.             FINANCIAL STATEMENTS


The following financial statements and related schedules are included in this
Item:

Financial Statements                                        Page # in Sequential
                                                               Numbering System
1.1         Auditors' report                                                F-1

1.2         Consolidated balance sheets as at December 31, 2004 and   F-2 - F-6
            2003 together with the   consolidated statements of operations
            and deficit and cash flows for each of the years ended
            December 31, 2004, 2003 and 2002

ITEM 18.             FINANCIAL STATEMENTS


Not Applicable


ITEM 19.             EXHIBITS


                                                               Page # in
    Exhibit                                                    Sequential
     Number                                                    Numbering
                                                               System
                                                Description
     4.1(1) Contracts of Mining Exploration and of Promise of Assignment of Rights, N/A dated November 30, 1998, between Hector Esquivel Esparza, acting on his own behalf and in the name and on behalf Leticia Sosa Alvarez de Esquivel, and Polo Y Ron Minerales, S.A. de C.V.
     4.2(1) Contracts of Mining Exploration and of Promise of Assignment of Rights, N/A dated November 19, 1998, between Felix Gomez Garcia, acting on his own behalf and in the name of Alberta Esthela Gomez Gomez, acting in the name of and on behalf of Romualda Gomez Lopez de Gomez, and Polo Y Ron Minerales, S.A. de C.V.
     4.3(1) Contracts of Mining Exploration and of Promise of Assignment of Rights, N/A dated November 19, 1998, between Felix Gomez Garcia, acting on his own behalf and in the name of and on behalf of Zenon Flores Damian and on behalf of Romualda Gomez Lopez de Gomez, and Polo Y Ron Minerales, S.A. de C.V.
     4.4(1) Joint Venture and Subscription Agreement, dated March 19, 1999, between N/A International Capri Resources, S.A. de C.V., the Registrant, Arngre, Inc., Zacualpan Minerals, LLC, and Alan Stier
     4.5(1) Contract of Assignment of Rights, dated December 11, 1998, between Polo Y N/A Ron Minerales, S.A. de C.V. and International Capri Resources, S.A. de C.V.

     4.6(1) Letter Agreement, dated February 13, 1999, between the Registrant and TNK N/A Resources Inc.
     4.7(1) Property Option Agreement, dated April 14, 1999, between the Registrant N/A and TNK Resources Inc.
     4.8(1) Management Services Agreement, dated July 1, 1994, between the Registrant N/A and Alan P. Stier
     4.9(1)      Amendment to Management Services Agreement, dated
                 November 1, 1996,                                        N/A
                 between the Registrant and Caral Enterprises
    4.10(1) Amendment Agreement between Mr. Felix Gomez Garcia and International N/A Capri Resources, S.A. De C.V. dated July 7, 1999, related to El Quinto II and El Cometa Navideno.
    4.11(1) Amendment Agreement between Mr. Hector Esquivel Esparza and International N/A Capri Resources, S.A. De C.V. dated July 7, 1999, related to El Volado and La Cadena.
    4.12(1)      Amendment Agreement between Mr. Felix Gomez
                 Garcia and International                                  N/A
                 Capri Resources, S.A. De C.V. dated July 7, 1999, related to Los Compadres.




    Exhibit
     Number                                 Description
    4.13(3)      Amendment Agreement between Mr. Felix Gomez Garcia
                 and International                                       N/A
                 Capri Resources, S.A. De C.V. dated February 3,
                 2000, related to El  Quinto II and El Cometa
                 Navideno.
    4.14(3)      Amendment Agreement between Mr. Hector Esquivel
                 Esparza and International N/A Capri Resources, S.A.
                 De C.V. dated February 1, 2000, related to El
                 Volado and La Cadena.
    4.15(3)      Amendment Agreement between Mr. Felix Gomez Garcia
                 and International                                       N/A
                 Capri Resources, S.A. De C.V. dated February 3, 2000,
                 related to Los Compadres.
    4.16(4)      Option Plan                                             N/A
    4.17(5)      Asset Purchase Agreement between Cyber Station
                 of Victoria Ltd. and                                    N/A
                 International Capri Resources Ltd., dated
                 April 11, 2000.
    4.18(5)      Consulting Agreement between Yellow Pearl, Inc.
                 and International Capri                                 N/A
                 Resources Ltd., dated May 16, 2000.
    4.19(5)      Assignment of Right To Purchase Agreement
                 between King Capital                                    N/A
                 Corporation and International Capri Resources Ltd.,
                 dated April 7, 2000.
    4.20(5)      Settlement Agreement between King Capital
                 Corporation, Kenneth Sherwood, N/A Pamela Sherwood,
                 Richard Bennett, Lavernbe Bennett, John Roebuck,
                 Marilyn Roebuck, Duncan Hopp, Cherie Hopp, David
                 Davies, and Thomas Campbell and International Capri
                 Resources Ltd., dated June 19, 2000.
    4.21(5)      Warrant Agreement between Malcolm G. McMicken,
                 in trust, and                                          N/A
                 International Capri Resources Ltd., dated
                 June 19, 2000.
    4.22(6)      Option Agreement between Dover Investments
                 Limited and Apiva.com Web                              N/A
                 Corporation, dated September 5, 2001.
    4.23(1)      Certificate of Consent of Alex Burton, P.
                 Eng., P. Geo.                                          N/A
    4.24(1)      Certificate of Consent of Juan Jose Cabuto
                 Vidria, Mining Engineer                                 N/A

      12.1 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Clair Calvert)


                                    SIGNATURE


The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.


DATED at Winnipeg, Manitoba, Canada, as of June 30, 2005.


                                             APIVA VENTURES LIMITED
                                      Per:


                                              /s/ Clair Calvert
                                             -------------------

                                             Clair Calvert, President

MADSEN & ASSOCIATES, CPA's Inc.                       684 East Vine St, Suite 3
-------------------------------
Certified Public Accountants and Business Consultants       Murray, Utah 84107
                                                   Telephone       801 268-2632
                                                        Fax        801-262-3978

                                                DRAFT FOR REVIEW ONLY
Board of Directors
Apiva Ventures Limited
Bellevue,  Washington

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheet of Apiva Ventures Limited (development stage company) at December 31, 2004, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion. We did not audit the balance sheet of the Company for the year ended December 31, 2003 and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2003 and 2002 and the period January 1, 2000 (date of inception of development stage) to December 31, 2003. Those statements were audited by other auditors whose report has been furnished to us and our opinion insofar as it relates to the amounts included for the Company, is based solely on the report of the other auditors

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Apiva Ventures Limited at December 31, 2004, and the results of operations, and cash flows for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company does not have the necessary working capital to service its debt and for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in the notes to the financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Salt Lake City, Utah
July 15, 2005                                s/Madsen & Associates, CPA's Inc.

                             APIVA VENTURES LIMITED
                          ( Development Stage Company)
                                  BALANCE SHEET
                                December 31, 2004



ASSETS
CURRENT ASSETS

Cash                                                               $        998
                                                                           ----

Total Current Assets                                                        998
                                                                            ---


LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES

Accrued expenses - related parties                                 $     22,016
Accounts payable                                                         69,321
                                                                         ------

Total Current Liabilities                                                91,337
                                                                        -------

STOCKHOLDERS' DEFICIT

Common stock
50,000,000 shares authorized at no
par value,15,789,619 shares issued
and outstanding                                                       9,792,001
Additional paid-in capital                                              811,239
Accumulated comprehensive loss
foreign exchange adjustments                                            (37,975)
Accumulated deficit                                                 (10,655,604)
                                                                   ------------

Total Stockholders' Deficit                                             (90,339)
                                                                       --------


                                                                   $        998




                 The accompanying notes are an integral part of these financial statements.

                                 APIVA VENTURES
                                     LIMITED
                               (Development Stage
                                    Company)
                             STATEMENT OF OPERATIONS
          For the Years Ended December 31, 2004 and 2003 and the Period
  January 1, 2000 (Date of Inception of Development Stage) to December 31, 2004


                                                                    Jan 1, 2000
                                        Dec 31          Dec 31       to Dec 31
                                        2004            2003           2004

REVENUES                         $            -    $          -     $        -

EXPENSES

Administration                           74,419         117,837       2,001,384
Amortization                                  -           2,547          11,715

NET LOSS - before other
income and expenses                     (74,419        (120,384)     (2,013,099)

OTHER INCOME AND EXPENSES

Interest income                               -             127          21,988
Income distribution
from partnership                            (79)        179,483         179,404
Gain (loss)on sale
and disposal of assets                    8,142               -        (956,940)
Valuation adjustment
of account receivable                   (15,292)        (40,326)      (55,618))
                                   ------------          ------       ---------

NET PROFIT (LOSS)                       (81,648)         18,900      (2,824,265)

COMPREHENSIVE GAIN (L0SS)
Foreign exchange adjustment              (5,260)          7,881         171,891
                                          -----         -------     -----------

COMPREHENSIVE GAIN (LOSS)           $   (86,908)    $    26,781     $(2,652,375)
                               ================ =============== ===============


NET LOSS PER COMMON SHARE

Basic and diluted                  $      (.01)       $      -
                                      ---------        --------

AVERAGE OUTSTANDING
SHARES (stated in 1,000's)

Basic                                    15,790          15,790
                                         ------         -------
Diluted                                  17,992
                                         ------


                              The accompanying notes are an integral part of
these financial statements.

                             APIVA VENTURES LIMITED
                          ( Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
         Period January 1, 2000 (Date of Inception of Development Stage)
                              to December 31, 2004


                                                Common stock          Additional
                                                Shares      Amount      Paid in
                                                                       capital

Balance January 1, 2000                      13,078,619   $ 8,164,643   $13,279
Issuance of stock for private placement       1,041,000     1,276,835         -
Issuance of stock for exercise of options     1,307,000       213,288         -

Stock based compensation                              -             -    381,846

Issuance of stock options to consultants              -             -    290,919
Net operating loss for the year ended
December 31, 2000                                     -             -         -
Foreign exchange rate adjustment                      -             -         -

Balance December 31, 2000                    15,426,619     9,654,766    786,044

Issuance of stock for exercise of options        50,000         8,787         -

Issuance of stock for mineral properties        200,000       109,396         -
Stock options issued to consultants                   -             -    25,195

Net operating loss for the year ended
December 31, 2001                                     -             -         -
Foreign exchange rate adjustment                      -             -         -

Balance December 31, 2001                    15,676,619     9,772,949    811,239

Issuance of stock for exercise of options       113,000        19,052         -
Net operating loss for the year ended
December 31, 2002                                     -             -         -

Foreign exchange rate adjustment                      -             -         -


Balance December 31, 2002                15,789,619         9,792,001    811,239

Net operating profit for the year ended
December 31, 2003                                     -             -         -
Foreign exchange rate adjustment

Balance December 31, 2003                    15,789,619     9,792,001    811,239

Net operating loss for the year ended
December 31, 2004                                     -             -         -

Foreign exchange rate adjustment                      -             -         -



Balance December 31, 2004                    15,789,619   $   9,792,001 $811,239











                                                              Accumulated
                                              Accumulated     Comprehensive
                                                Deficit           Losses

Balance January 1, 2000                     $ (7,831,339)   $   (209,866)

Issuance of stock for private placement                -               -

Issuance of stock for exercise of options              -               -

Stock based compensation                               -               -

Issuance of stock options to consultants               -               -
Net operating loss for the year ended
December 31, 2000                             (2,163,889)              -
Foreign exchange rate adjustment                       -          25,836

Balance December 31, 2000                     (9,995,228)       (184,030)

Issuance of stock for exercise of options              -               -

Issuance of stock for mineral properties               -               -

Stock options issued to consultants                    -               -

Net operating loss for the year ended
December 31, 2001                               (418,623)              -
Foreign exchange rate adjustment                       -         151,073

Balance December 31, 2001                    (10,413,851)        (32,957)

Issuance of stock for exercise of options              -               -

Net operating loss for the year ended
December 31, 2002                               (179,005)              -

Foreign exchange rate adjustment                       -          (7,639)

Balance December 31, 2002                    (10,592,856)        (40,596)

Net operating profit for the year ended
December 31, 2003                                 18,900               -

Foreign exchange rate adjustment                       -           7,881

Balance December 31, 2003                    (10,573,956)        (32,715)

Net operating loss for the year ended
December 31, 2004                                (81,648)             -

 Foreign Exchange rate adjustment                       -          (5,260

Balance December 31, 2004                   $(10,655,604)   $    (37,975)



    The accompanying notes are an integral part of these financial statements

                             APIVA VENTURES LIMITED
                          ( Development Stage Company)
                             STATEMENT OF CASH FLOWS
          For the Years Ended December 31, 2004 and 2003 and the Period
  January 1, 2000 (Date of Inception of Development Stage) to December 31, 2004



                                        Dec 31      Dec 31      Jan 1 2002 to
                                          2004       2003       Dec 31, 2004
CASH FLOWS FROM
OPERATING ACTIVITIES

Net profit (loss)                $   (81,648)   $    18,900    $(2,824,265)
Adjustments to reconcile
net loss to
net cash provided by
operating activities

Stock options and
stock based compensation                   -              -        697,960
Amortization                               -          2,547         11,715
Net losses on sale
and disposal of assets                     -          1,896        956,940
Valuation adjustment
of account receivable                      -         40,326         55,618
Change in receivables                 47,789          1,133              -
Change in prepaid expense              1,251         (1,251)             -
Change in accounts payable            37,854        (70,420)      (545,695)
                                      ------       --------      ---------

Net Change in Cash
From Operations                        5,246         (6,869)    (1,688,855)
                                 --------------------------  -------------

CASH FLOWS FROM INVESTING
ACTIVITIES                                 -              -              -
                                    --------      ---------   ------------

CASH FLOWS FROM FINANCING
ACTIVITIES
Proceeds from issuance
of capital stock                           -              -      1,517,962
                                   ---------      ---------    -----------

EXCHANGE RATE ADJUSTMENT              (5.260)         7,881        171,891
                                       --------------------        -------

Net Increase
(Decrease) in Cash                       (14)         1,012            998

Cash at Beginning
of Period                              1,012              -
                                     -------      ---------    -----------

Cash at End of Period            $       998    $     1,012    $       998
                                      ======         ======           ====

SCHEDULE OF NONCASH O
PERATING  ACTIVITIES
Stock options and stock
based compensation - 2000-2001              $   697,960

The accompanying notes are an integral part of these financial statements.

                             APIVA VENTURES LIMITED
                          ( Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2004



1. ORGANIZATION

The Company was incorporated under the laws of British Columbia, Canada on June 20, 1980 with authorized common stock of 100,000,000 shares with no par value.

The Company's principal business activity has been the development and operations of mineral properties.
The company abandoned its activity and has since been inactive. The company has been in the development stage starting after 1999.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Earnings (Loss) Per Share

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of any common share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report.

Financial Instruments

The carrying amounts of financial instruments, including cash and accounts payable, are considered by management to be their estimated fair values, due to the short term duration of these instruments.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

                             APIVA VENTURES LIMITED
                          ( Development Stage Company)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                December 31, 2004



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the enacted tax rates and laws that will be in effect, when the differences are expected to reverse. An allowance against deferred tax assets is recorded, when it is more likely than not, that such tax benefits will not be realized.

On December 31, 2004, the net operating loss available for carry forward for Canadian and United States purposes has not been determined, however, the amount would be fully offset by a valuation reserve because the use of any future tax benefit is doubtful since the Company has no operations.

Environmental Requirements

At the report date any potential environmental requirements related to the mineral claims abandoned (note 1) are unknown and therefore an estimate of any potential future costs cannot be made.

Foreign Currency Translation

Canadian currency is considered the functional currency for the Company's operations. Assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated into U.S. dollars at average quarterly exchange rates prevailing during the year. Resulting translation adjustments are included in "Accumulated Comprehensive losses."

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," establishes accounting and reporting standards for stock-based employee compensation plans. As permitted by SFAS No. 123, the Company accounts for such arrangements under APB Opinion No. 25, "Accounting for Stock Issued to Employees." and related interpretations.

Financial and Concentrations Risk

The Company does not have any concentration or related financial credit risk.

                             APIVA VENTURES LIMITED
                          ( Development Stage Company)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                December 31, 2004



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

 Revenue Recognition

Revenue will be recognized on the sale and delivery of a product or the completion of a service provided.

Advertising and Market Development

The company will expense advertising and market development costs as incurred.

Restatements of prior years reports

Restatements of prior years reports has been included to reflect the effect of foreign exchange adjustments.

Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3. ACCOUNT RECEIVABLE - judgement

The Company loaned $89,836 to a company (the debtor), controlled by a former director of the Company, without appropriate approvals from the board of directors. In July 2003 the Company filed a legal claim against the debtor to recover the full amount of the loan. Pursuant to a court order and garnishee action, the Company received $30,280. The debtor was then placed into receivership. The Company expensed $40,326 of the original balance on December 31, 2003 leaving a balance of $19,535 which management believes the Company will receive from the bankruptcy trustee.

4.  INVESTMENT IN PARTNERSHIP

During the year 2002 the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the "General Partnership") with two other companies. The General Partnership acquired an interest in the 1999 Investment Co. Limited Partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royal rights on petroleum and natural gas wells and related processing plants and facilities located in

                             APIVA VENTURES LIMITED
                          ( Development Stage Company)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                December 31, 2004



Alberta, Canada. The Company has a 27.66% interest in the General Partnership and has received $179,483 in income distribution during 2003 and any further distributions are doubtful. The partnership interest is being carried on the books of the Company with no value.

5.  2003 KEY EMPLOYEE STOCK OPTION PLAN

The Company established a 2003 Key Employee Stock Option Plan on October 15, 2003 and issued 1,670,000 options on December 3, 2003, and 225,000 options on January 13, 2004, with an expiration date of December 3, 2008, to selected officers-directors and consultants, to purchase an equal number of common shares, which can be purchased by the option holder after the vesting periods. 1,670,000 of the options have an option price of $.25 and vest one fourth on January 1, 2004, one fourth on July 1, 2004, one fourth on January 1, 2005, and one fourth on July 1, 2005. 225,000 of the options have an option price of $.67, which was amended to $.45 on June 15, 2004, and vest one fourth on July 13, 2004, one fourth on January 13, 2005, one fourth on July 13, 2005, and one fourth on January 13, 2006. The trading value of the shares on December 3, 2003 was $.25 and on January 13, 2004 a value of $.59. None of the options had been exercised by the report date.

 SFAS No. 123, "Accounting for Stock-Based Compensation," establishes accounting and reporting standards for stock-based employee compensation plans. As permitted by SFAS No. 123, the Company accounts for such arrangements under the intrinsic value method as provided in APB Opinion No. 25, "Accounting for Stock Issued to Employees." and related interpretations. Accordingly, no compensation expense is recognized for stock option grants because the exercise price of the stock options equals or exceeds the market price of the underlying stock on the date of the grant to officers-directors or employees.

If the Company had measured compensation under the fair value based method for stock options the net operating loss and loss per share amounts for the year ended December 31, 2004 would have been unchanged.

6.  STOCK OPTIONS

The Company established a stock option plan which provides for the issuance of options to directors, officers, employees and consultants of the Company to purchase common shares of the Company. Stock options are issuable, at the discretion of the Board of Directors, to acquire up to 10% of the issued and outstanding common shares of the

                             APIVA VENTURES LIMITED
                          ( Development Stage Company)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                December 31, 2004



Company, and are exercisable for a period of 10 years after the issuance of the option, and vests at the discretion of the Board of Directors.

On December 31, 2004 there were 1,254,000 incentive stock options outstanding and exercisable at $.017 per share with an expiration date of January 15, 2006.

7.  SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES


The Company paid the following amounts to related parties:
a) Management fees of $20,956 during 2004 and $7,185 during 2003 to a director of the Company. b) Rent of $2,933 during 2003 to a company controlled by a director of the Company.
c) Management fees of $17,613 during 2004 and $17,738 during 2003 to a company controlled by a director of the Company. These transactions were in the normal course of operations and were reported at their fair values. The Company has accrued wages payable on December 31, 2004 to officer's of $26,500 which can be converted to common capital stock at $.01 per share at the discretion of the officer.

8. GOING CONCERN

The company will need additional working capital for its future planned activity and to service its debt, which raises substantial doubt about its ability to continue as a going concern. Continuation of the Company as a going concern is dependent upon obtaining sufficient working capital to be successful in that effort. The management of the Company has developed a strategy, which it believes will accomplish this objective, through additional short term loans, from its officer's and equity funding, which will enable the Company to operate for the coming year.