Form 20-F/A
period 2004-12-31
APIVA VENTURES LTD
filed 2005-07-20
CIK 1000791

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                           FORM 20-FA


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


 Indicate by check mark which financial statement item the registrant has elected to follow.
                             Item 17 |X| Item 18 |_|

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-FA
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





Exhibit 31

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Clair Calvert, President of Apiva Ventures Limited. (the "small business issuer"), certify that: 1. I have reviewed this Annual Report on Form 20F of the small business issuer; 2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this Annual Report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this Annual Report; 4. The small business issuer's other certifying officer (s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15 (e)) for the small business issuer and have: a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; b) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this Annual Report based on such evaluation; and c) disclosed in this Annual Report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and 5. the small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions); a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in this small business issuer's internal control over financial reporting.

Dated: July 15, 2005                     Signature: /s/ Clair Calvert
                                                    President

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
      AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Apive Ventures Limited.
(the "Registrant") on
Form 20F for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the Annual Report"), I, Clair Calvert, President of the Registrant, certify, pursuant to 18
U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that; (1) The Annual Report fully complies with the requirements of section 13 (a) or 15 (d) of the Securities Exchange Act of 1934; and (2) The information contained in the Annual Report fairly presents, in all material respects, the financial condition and result of operations of the Registrant.

Dated: July 15, 2005
/s/ Clair Calvert
President