Form 20-F/A
period 2004-12-31
APIVA VENTURES LTD
filed 2005-08-10
CIK 1000791

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

Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a maeterial impact on its financial statements


3.  INVESTMENT IN PARTNERSHIP

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

4.  SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

The Company paid the following amounts to related parties:
a) Management fees of $20,956 during 2004 and $7,185 during 2003 to a director of the Company.
b) Rent of $2,933 during 2003 to a company controlled by a director of the Company.
c) Management fees of $17,613 during 2004 and $17,738 during 2003 to a company controlled by a director of the Company.
These transactions were in the normal course of operations and were reported at their fair values. The Company has accrued wages payable on December 31, 2004 to officer's of $22,016 which can be converted to common capital stock at $.01 per share, using pre-translation amounts, at the discretion of the officer.


5. GOING CONCERN

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