Form 20-F/A
period 2004-12-31
APIVA VENTURES LTD
filed 2005-08-15
CIK 1000791

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                           FORM 20-F/A


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

                                                          Telephone 801 268-2632

                                                                Fax 801-262-3978




Board of Directors
Apiva Ventures Limited
Bellevue,  Washington

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheet of Apiva Ventures Limited (development stage company) at December 31, 2004, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2004 and 2003 and the period January 1, 2000 (date of inception of development stage) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Apiva Ventures Limited at December 31, 2004, and the results of operations, and cash flows for the years ended December 31, 2004 and 2003 and the period January 1, 2000 to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

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

Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a maeterial impact on its financial statements


3. INVESTMENT IN PARTNERSHIP

During the year 2002 the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the "General Partnership") with two other companies. The General Partnership acquired an interest in the 1999 Investment Co. Limited Partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royal rights on petroleum and natural gas wells and related processing plants and facilities located in


                             APIVA VENTURES LIMITED
                          ( Development Stage Company)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                December 31, 2004



Alberta, Canada. The Company has a 27.66% interest in the General Partnership and has received $179,483 in income distribution during 2003 and any further distributions are doubtful. The partnership interest is being carried on the books of the Company with no value.

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