Form 20-F
period 2005-12-31
APIVA VENTURES LTD
filed 2006-07-17
CIK 1000791

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F


                                   (Mark One)
           |_|    Registration statement pursuant to Section 12(b) or (g)
of the Securities Exchange Act of 1934,


                                       OR

|X| Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, for the fiscal year ended December 31, 2005


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


 Securities registered or to be registered pursuant to Section 12(b) of the
Act: NONE
                                      -----


 Securities registered or to be registered pursuant to Section 12(g) of the
 Act: NONE
                                      -----


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


December 31, 2005: 15,789,619 common shares without par value


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

TABLE OF CONTENTS: FORM 20-F


PART I

                                                                  1
            ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS 1
            -------   ----------------------------------------------------- -
            ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE               1
            -------   ---------------------------------------               -
            ITEM 3.   KEY INFORMATION                                       1
            -------   ---------------                                       -
                      3.A    Selected Financial Data                        1
                      -----  -----------------------                        -
                      3.B    Capitalization and Indebtedness                3
                      -----  -------------------------------                -
                      3.C    Reasons for the Offer and Use of Proceeds      3
                      -----  -----------------------------------------      -
                      3.D    Risk Factors                                   3
                      -----  ------------                                   -
            ITEM 4.   INFORMATION ON THE COMPANY                            8
            -------   --------------------------                            -
                      4.A    History and Development of the Company         8
                      ---    --------------------------------------         -
                      4.B    Business Overview                              9
                      ---    -----------------                              -
                      4.C    Organizational Structure                       11
                      ---    ------------------------                       --
                      4.D    Property, Plants and Equipment                 11
                      ---    ------------------------------                 --
            ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS          11
            ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES            16
                      6.A    Directors and Senior Management                16
                      ---    -------------------------------                --
                      6.B    Compensation                                   17
                      ---    ------------                                   --
                      6.C    Board Practices                                21
                      ---    ---------------                                --
                      6.D    Employees                                      22
                      ---    ---------                                      --
                      6.E    Share Ownership                                22
                      ---    ---------------                                --
            ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS     23
            -------   -------------------------------------------------     --
                      7.A    Major Shareholders                             23
                      ----   ------------------                             --
                      7.B    Related Party Transactions                     24
                      ---    --------------------------                     --
                      7.C    Interests of Experts and Counsel               25
                      ---    --------------------------------               --
            ITEM 8.   FINANCIAL INFORMATION                                 25
            -------   ---------------------                                 --
                      8.A    Consolidated Statements and Other Financial
                           Information                                      25
                      ---    -------------------------------------------------
                      8.B    Significant Changes                            26
                      ---    -------------------                            --
            ITEM 9.   THE OFFER AND LISTING                                 26
            -------   ---------------------                                 --
                      9.A    Offer and Listing Details                      26
                      ---    -------------------------                      --
                      9.B    Plan of Distribution                           27
                      ---    --------------------                           --
                      9.C    Markets                                        27
                      ---    -------                                        --
                      9.D    Selling Shareholders                           27
                      ---    --------------------                           --
                      9.E    Dilution                                       27
                      ---    --------                                       --
                      9.F    Expenses of the Issue                          27
                      ---    ---------------------                          --
            ITEM 10.  ADDITIONAL INFORMATION                                28
            --------  ----------------------                                --
                      10.A   Share Capital                                  28
                      ----   -------------                                  --
                      10.B   Memorandum and Articles of Association         28
                      ----   --------------------------------------         --
                      10.C   Material Contracts                             30
                      ----   ------------------                             --
                      10.D   Exchange Controls                              30
                      ----   -----------------                              --
                      10.E   Taxation                                       30
                      ----   ----------                                     --
                      10.F   Dividends and Paying Agents                    36
                      ----   ---------------------------                    --
                      10.G   Statement by Experts                           36
                      ----   --------------------                           --
                      10.H   Documents on Display                           36
                      -----  --------------------                           --
                      10.I   Subsidiary Information                         36
                      ----   ----------------------                         --
            ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
                        MARKET RISK                                          36
            ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES 36
PART II                                                                      37
---------                                                                    --
            ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES        37
            ---------------------------------------------------------        --
            ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS SECURITY HOLDERS
                           AND USE OF PROCEEDS                               37
            --------------------------------------------------------------------
            ITEM 15.  CONTROLS AND PROCEDURES                                37
            -----------------------------------                              --
            ITEM 16.  AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND
PRINCIPAL ACCOUNTANT FEES AND SERVICES                                       37
            ---------------------------------------------------------------- --
                      16.A   Audit Committee Financial Expert                37
                      ----   --------------------------------                --
                      16.B   Code of Ethics                                  38
                      ----   --------------                                  --
                      16.C   Principal Accountant Fees and Services          38
                      ----   --------------------------------------          --
                      16.D   Exemptions from the Listing Standards for
                          Audit Committees                                   39
                      ----   ---------------------------------------------------
                      16.E   Purchases of Equity Securities by the Issuer
                             and Affiliated Purchasers                       39
                      ----   ---------------------------------------------------
PART III                                                                     39
----------                                                                   --
            ITEM 17.  FINANCIAL STATEMENTS                                   39
            ------------------------------                                   --
            ITEM 18.  FINANCIAL STATEMENTS                                   39
            ------------------------------                                   --
            ITEM 19.  EXHIBITS                                               39
            ------------------                                               --
                                                                             --

Unless the context otherwise requires all references to the "Registrant" or the "Company" or "Apiva" refer to Apiva Ventures Limited and/or its subsidiaries. All monetary figures are in terms of United States dollars unless otherwise indicated.


                                     PART I


ITEM 1.             IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS


This Form 20-F is filed as an annual report under the Exchange Act and accordingly the information called for in Item 1 is not required.


ITEM 2.             OFFER STATISTICS AND EXPECTED TIMETABLE


This Form 20-F is filed as an annual report under the Exchange Act and accordingly the information called for in Item 2 is not required.


ITEM 3.             KEY INFORMATION


3.A            Selected Financial Data


The following financial information with respect to the years ended December 31, 2005, 2004, 2003, 2002 and 2001 has been derived from Apiva's audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP")

  Year Ended December 31
                                2005                2004
Other Income            $                  $
                        -                  -
Expenses                           45,150               89,711
Net Income (Loss)                 (45,150)             (81,648)
Exchange rate                        0.857                0.831
Net Income (Loss)
per Share                           (0.00)               (0.01)
Working Capital
(Deficiency)                     (137,310)             (90,339)
Total Assets                             -                  998
Total Liabilities                  137,310               91,337
Shareholders'
Equity (Deficit)                 (137,310)             (90,339)
Long-term
Obligations                              -                    -
Issued Shares                   15,789,619           15,789,619
Fully Diluted
Number of Shares                15,789,619           15,789,619






  Year Ended December 31
                          2003         2002            2001
Other Income                  $              $              $
                              -              -        179,610
Expenses                 45,150         81,648        160,710
Net Income (Loss)       (45,150)       (86,908)        18,900
Exchange rate             0.857          0.831          0.714
Net Income (Loss)
per Share                 (0.00)         (0.01)          0.01
Working Capital
(Deficiency)           (137,310)       (90,339)       (46,673)
Total Assets                  -            998         46,185
Total Liabilities       137,310         91,337         49,351
Shareholders'
Equity (Deficit)       (137,310)       (90,339)        (3,166)
Long-term
Obligations                   -              -              -
Issued Shares        15,789,619     15,789,619     15,789,619
Fully Diluted
Number of Shares     15,789,619     15,789,619     18,143,619

The Registrant has paid no dividends on its shares of common stock since incorporation and does not anticipate doing so for the foreseeable future. The declaration of dividends on the common shares of the Registrant is within the discretion of the Registrant's board of directors and will depend upon, among other factors, earnings, capital requirements, and the operating and financial condition of the Registrant.


Apiva has had no material long-term debt and has paid no cash or share dividends over the last five years.


On June 30, 2006 the Bank of Canada closing rate for the conversion of one United States dollar into Canadian dollars was $1.00 USD for $1.1150 CAD (0.897)


The following table lists the average exchange rates for $1.00 USD to the Canadian dollar for the last six years based on the average month-end exchange rates.

Year          Rate                     Year         Rate
2000          1.4854                   2003         1.4015
2001          1.5489                   2004         1.2752
2002          1.5703                   2005         1.167

3.B            Capitalization and Indebtedness


This Form 20-F is filed as an annual report under the Exchange Act and accordingly the information called for in Item 3.B is not required.


3.C            Reasons for the Offer and Use of Proceeds.


This Form 20-F is filed as an annual report under the Exchange Act and accordingly the information called for in Item 3.C is not required.


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


THE REGISTRANT CURRENTLY HAS NO ACTIVE BUSINESS OPERATIONS, WHICH MAKES IT DIFFICULT TO PREDICT ITS FUTURE PERFORMANCE.


The Registrant abandoned substantially all of its operations (mining properties) in the fourth quarter of 2002. As a result, the Registrant currently has no active business operations and will not generate any revenues from operations until it can identify and implement a commercially viable business opportunity. The Registrant is in the process of evaluating business opportunities, which may include acquisition of interests in mineral exploration properties. The Registrant has no current arrangements to acquire or implement such opportunities and there can be no assurance that the Registrant will obtain or implement such opportunities on a timely basis, if at all. The Registrant believes that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.


THE REGISTRANT HAS NO HISTORY OF REVENUES AND HAS A HISTORY OF LOSSES MAKING ITS ABILITY TO CONTINUE AS A GOING CONCERN QUESTIONABLE.


The Registrant currently has no active business or cash flow from operations. The Registrant has a history of losses of $45,150 in 2005; $81,648 in 2004; $181,370 in 2002; $246,603 in 2001 and $1,882,576 in 2000 (fiscal years) and net income of $18,900 in 2003. The Registrant has not earned any material or consistent revenue and has not become profitable. The

 Registrant is in the
process of evaluating possible business opportunities but has no arrangements to pursue such opportunities. There can be no assurance that the Registrant will successfully implement a commercially viable business opportunity or that the Registrant will become profitable on a quarterly or annual basis, if at all. In addition, if the Registrant plans to acquire an operating business entity or resource exploration property, its operating expenses will increase significantly and the Registrant will require additional financing to pursue such opportunities.


THE REGISTRANT'S ABILITY TO PURSUE NEW BUSINESS OPPORTUNITIES MAY DEPEND ON ITS ABILITY TO SECURE ADDITIONAL OPERATING CAPITAL.


As of December 31, 2005 the Registrant had a working capital deficit of approximately $137,310 and cash of $nil. In order to pursue additional business opportunities the Registrant will require financing. The Registrant currently has no arrangements to acquire or implement any business opportunities and the amount of additional capital the Registrant may be required to raise is uncertain. The Registrant anticipates raising additional capital through sales of equity and/or increasing debt; however, there can be no assurance that the Registrant will be able to obtain adequate financing to support its operations. The Registrant's ability to raise additional financing will be dependent on a number of factors, some of which are beyond its control, including: the business opportunities pursued by the Registrant; trends in the economy and equity markets; the amount of financing required to be raised; and the Registrant's ability to implement the business strategy pursued by the Registrant.


THERE IS SUBSTANTIAL DOUBT ABOUT THE REGISTRANT'S ABILITY TO CONTINUE AS A GOING CONCERN.


In their independent auditor's report the Registrant's auditors, Madsen & Associates, CPA's Inc., expressed substantial doubt about the Registrant's ability to continue as a going concern due to lack of working capital and other factors affecting the Registrant's business. The Registrant cannot make assurances that it will acquire a commercially viable business opportunity or obtain the additional financing required to capitalize on such opportunity or that financing will be available on acceptable terms, if at all. See the disclosure regarding forward looking statements in item 5G. Furthermore, any issuance of additional securities may result in dilution to the then existing shareholders. If adequate funds are not available, the Registrant will lack sufficient capital to pursue its business plan fully, which will have a material adverse effect on the Registrant's ability to continue as a going concern.


THE REGISTRANT IS SUBJECT TO BUSINESS RISKS AS IT PURSUES OPPORTUNITIES THROUGH ACQUISITIONS AND STRATEGIC ALLIANCES.


As part of its business strategy, the Registrant intends to acquire, make investments in, and enter into strategic alliances with as yet unidentified operating companies. The Registrant has had preliminary discussions to acquire working interests in mineral exploration properties and oil and gas exploration properties. Any such future acquisitions, investments or strategic alliances would involve risks, such as incorrect assessment of the value, strengths and weaknesses of acquisition and investment opportunities; and underestimating the exploration potential of exploration properties. The Registrant may be unable to obtain the financing necessary to meet it's obligations in connection with any such acquisition.


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


Exploration for minerals or oil and gas is a speculative business necessarily involving a high degree of risk. Few properties that are explored are ultimately developed into producing mines or producing wells. There is no assurance that any potential costs incurred by the Registrant on any potential mineral or oil and gas properties will result in discoveries of commercial quantities. The Registrant has not successfully developed any mineral or oil and gas properties or defined any commercially viable mineral or oil and gas deposits on any of its previous properties.

If the Registrant's possible future exploration programs successfully identify commercially viable mineral or oil and gas deposits on any future property, the Registrant will be required to raise additional financing to develop such property and to place such property into commercial production.


THE REGISTRANT'S POSSIBLE FUTURE PROPERTIES MAY BE SUBJECT TO CURRENT AND FUTURE ENVIRONMENTAL REGULATIONS WHICH MAY ADVERSELY AFFECT THE REGISTRANT'S ABILITY TO DEVELOP ITS PROPERTIES OR MAKE SUCH DEVELOPMENT ECONOMICALLY UNFEASIBLE.


In connection with possible future acquisition of properties, the Registrant may be subject to extensive and changing environmental legislation, regulation and actions. The Registrant cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas or areas providing for habitat for certain species or other protected areas. Compliance with more stringent laws and regulations as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws may necessitate significant capital outlays, may materially affect the Registrant's future results of operations and business, or may cause material changes or delays in the Registrant's intended future activities. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Registrant's operations if the Registrant acquires properties in the future. Environmental hazards may exist on the Registrant's past properties unknown to the Registrant at present or caused by previous or existing owners or operators of the properties for which the Registrant may have some liability unknown to the Registrant at present.


SOME OF THE DIRECTORS AND OFFICERS OF THE REGISTRANT MAY ALSO SERVE AS DIRECTORS AND OFFICERS OF OTHER COMPANIES, WHICH MAY GIVE RISE TO POTENTIAL CONFLICTS OF INTEREST.


Certain directors and officers of the Registrant are now or may become officers and/or directors of, or are associated with, other companies. Such associations may give rise to conflicts of interest from time to time. The directors are required by law to act honestly and in good faith with a view to the best interests of the Registrant and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Registrant and to abstain from voting as a director for the approval of any such transaction.


The Registrant's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Registrant's directors, a director who has such a conflict will abstain from voting for or against such participation or such terms.


All of the Registrant's current officers devote on average at least ten hours per week to the Registrant. While the Registrant believes that such officers and directors devote adequate time to effectively manage the Registrant, there can be no assurance that such other positions will not negatively impact an officer's or director's duties for the Registrant.


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


The Registrant has not, since the date of its incorporation, declared or paid any dividends on its shares of common stock and does not currently intend to pay dividends. Earnings, if any, will be retained to finance further growth and development of the business of the Registrant.

THE REGISTRANT IS A FOREIGN CORPORATION AND MOST OF ITS DIRECTORS AND OFFICERS RESIDE OUTSIDE OF THE UNITED STATES, WHICH MAY MAKE ENFORCEMENT OF CIVIL LIABILITIES DIFFICULT.


The Registrant is incorporated under the laws of British Columbia, Canada. The Registrant's directors and officers may be residents of Canada and substantially all of the Registrant's assets may be located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Registrant predicated solely upon such civil liabilities.


THE REGISTRANT BELIEVES IT WAS A PASSIVE FOREIGN INVESTMENT COMPANY DURING 2005, WHICH MAY HAVE A MATERIAL EFFECT ON U.S. SHAREHOLDERS.


The Registrant believes it was a "passive foreign investment company" ("PFIC") during 2005. This may have a material effect on US shareholders. Certain United States income tax legislation contains rules whereby trading prices of the shares can have significant tax effects on US shareholders of foreign corporations. A US shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder. See "Taxation - United States Federal Tax Consequences."


BROKER-DEALERS MAY BE DISCOURAGED FROM EFFECTING TRANSACTIONS IN THE REGISTRANT'S SHARES BECAUSE THEY ARE CONSIDERED PENNY STOCKS AND ARE SUBJECT TO THE PENNY STOCK RULES.


Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving "a penny stock". Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.


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


COMPANY CEASE TRADED IN BRITISH COLUMBIA.


The Company is a reporting company in the Province of British Columbia, Canada. On June 10, 2003 it was cease traded by the British Columbia Securities Commission ("BCSC") for failure to file its December 31, 2002 audited financials statements by the required date in May 2003 and failure to file its quarterly statement for March 31, 2003. The financial statements were eventually filed on June 18 and 25, 2003 respectively. The cease trade order is still in effect as the BCSC has required the Registrant to first show a positive working capital and to meet additional requirements not yet specified in writing to the Registrant. A copy of the cease trade order is available at www.bcsc.bc.ca. The Registrant cannot at this time, and may not be able to, show a positive working capital or to meet any additional requirements imposed by the BCSC with the result that it remains cease traded in the Province of British Columbia. Shareholders of the Registrant should seek advice from their own legal counsel to determine what effect, if any, the cease trade order will have on a shareholders ability to transfer or sell their shares, or to acquire further shares, and on the value of securities of the Registrant and the likelihood of additional jurisdictions, including the U.S., imposing similar orders against the Registrant.

ITEM 4.              INFORMATION ON THE COMPANY

4.A             History and Development of the Company


(Unless the context otherwise requires, all references to the "Registrant" or the "Company" or "Apiva" refer to Apiva Ventures Limited. and/or its subsidiaries. All monetary figures are stated in terms of United States dollars unless otherwise indicated.)


Incorporation and Reporting Status


The name of the Registrant is "Apiva Ventures Limited"


The Registrant was incorporated on June 20, 1980 under the name Cascade Explorations Ltd. by registration of its Memorandum and Articles under the Company Act (British Columbia). The Registrant subsequently changed its name to "Capri Resources Ltd." on May 12, 1983 and to "International Capri Resources Ltd." on December 24, 1987. Effective July 19, 2000 the Registrant changed its name to "Apiva.com Web Corporation" and on December 18, 2001 the Registrant changed its name to "Apiva Ventures Limited".


The Registrant is a reporting issuer in Canada under the Securities Act (British Columbia) the Securities Act (Alberta) and the Securities Act (Ontario). The Registrant's common shares commenced trading on the Vancouver Stock Exchange on July 12, 1983 and were voluntarily de-listed from the Canadian Venture Exchange (formerly the Vancouver Stock Exchange and now known as the TSX Venture Exchange) (the "CDNX") on March 2, 2000. Bids for the purchase of and offers for the sale of the Registrant's common shares are now quoted by the NASD on the Over The Counter Bulletin Board.


Current Business Address


The Registrant's head office is located
at:
16 - 6350 48A Avenue
Delta, British Columbia, V4K 4W3
Tel/Fax: (604) 940-1555


The registered and records offices are located at:
1040 - 999 West Hastings Street
Vancouver, British Columbia, V6C 2W2
Tel: (604) 683-1102


The principal business of the Registrant has been the identifying and reviewing of opportunities in the technology area or the search for properties of merit in the mining or oil and gas industries.


4.B            Business Overview


General Development of Business of the Registrant - Past Three Fiscal Years


The Registrant was in the business of identifying and reviewing opportunities in the technology industry and in mineral and oil and gas exploration. During the years ended December 31, 2005 and 2004 the Registrant had no active business operations other than identifying and reviewing business opportunities.


During the current year the Company has continued to look for acquisitions. The Registrant's future financial performance largely depends on the success of any opportunities in the technology area it may identify or any properties of merit in the mineral or oil and gas industries it may identify and acquire an interest in. The failure to successfully identify and develop any of its opportunities may have a material adverse effect on the Registrant's business and results of operations.


During 2005 the Company entered into an acquisition agreement for the European rights to a film library for which the Company issued 50,000,000 shares of common stock of the Company. Subsequent to December 31, 2005 the directors of the Company terminated the acquisition and rescinded the share issuance due to the inability of the Company to ascertain the various rights to the distribution of the extensive film library.

In November 2004 the Registrant announced that Ronald W. Noble resigned as President, Chief Executive Officer and as a director of the Registrant and that Clair Calvert had been appointed as the President of the Company. In 2005 Mr. Calvert was not re elected as a director or President and Christopher Dean was appointed as director and President of the Company.


During 2003 the Company loaned $81,000 to a company controlled by a former director of the Company. The loan was made without appropriate board of directors' approval and in July 2003 the Company filed a legal claim to recover the full amount of the loan. Pursuant to a court order and garnishee action, the Company received $25,382 during 2004. The company controlled by the former director was then placed into receivership. During 2003 the Company wrote off $40,326 and during 2004 wrote off the final balance of $15,292 as uncollectible.


During the 2002 fiscal year the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the "General Partnership"), with two other companies. The General Partnership acquired an interest in 1999 Investment Co. Limited Partnership (the "Limited Partnership"). The Limited Partnership is an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The Company has a 27.66% interest in the General Partnership. During 2003 the Company received a cash distribution of $179,483 from the General Partnership and no further material cash flows are expected to be received.


In April and May 2002 the Registrant announced its acquisition of a 37.5% working interest in approximately 250,000 hectares of mineral exploration lands in Mongolia through an Option and Joint Venture Agreement with Bell Coast Capital Corporation ("Bell"), a Canadian public company. Under terms of the Agreement, the Company was required to pay Bell up to $125,000 in cash and issue 715,000 shares of the Company's common stock. The Company paid $40,000 and in October 2002 decided not to exercise its option in the Mongolian Exploration program with Bell, withdrew from the project and wrote off the option payments totaling $40,000.


During the year ended December 31, 2001, the Registrant entered into an Option Agreement (the "Option Agreement") with Dover Investments Limited ("Dover") to acquire 10% of Dover's working interest in the East Wadi Araba concession (the "Concession") for the exploration of oil in the Gulf of Suez, Egypt. Pursuant to the Option Agreement, the Registrant proposed to issue to Dover 5,000,000 shares of its common stock and $1,000,000 in cash as total consideration for 10% of Dover's working interest in the Concession. The Registrant issued 200,000 shares to Dover on the signing of the Option Agreement. The closing of the Option Agreement was subject to certain conditions, including, but not limited to, the final approval of the Egyptian Ministry of Petroleum, the receipt of at least $1,000,000 in financing by the Registrant and a closing date of no later than February 28, 2002. The Option Agreement did not close by February 28, 2002 and effectively terminated.


During the year ended December 31, 2000, the Registrant acquired certain interests in technology and assets from Cyber Station of Victoria Ltd. for $550,000 pursuant to an Asset Purchase Agreement The Registrant developed systems and business processes around the acquired technologies and began sales and marketing efforts. The Registrant subsequently determined that it was not feasible to commercialize the technology and all costs associated with the project were written off during the year ended December 31, 2000. In connection with the Asset Purchase Agreement, the Registrant entered into a Share Purchase Agreement (the "Share Purchase Agreement") dated April 10, 2000 with King Capital Corporation, Kenneth Sherwood, Pamela Sherwood, Richard Bennett, Laverne Bennett, John Roebuck, Marilyn Roebuck, Duncan Hopp, Cherie Hopp, David Davies and Thomas Campbell (the "Vendors") which agreement provided for the purchase by the Registrant of all of the issued and outstanding shares of CSV Technologies Inc. in exchange for 13.25 million common shares of the Registrant. Subsequently the Registrant, the Vendors and King Capital Corporation entered into a Settlement Agreement (the "Settlement Agreement") dated June 19, 2000, under which the Share Purchase Agreement was declared null and void and of no effect. The Settlement Agreement further required the Vendors to transfer to King Capital Corporation all of the issued and outstanding shares of CSV Technologies Inc. and the Registrant to issue share purchase warrants effective April 14, 2001 to counsel for the Vendors, Malcolm G. McMicken, in trust, to purchase an aggregate of 1,100,000 common shares of the Registrant. The share purchase warrants expired unexercised on April 16, 2004 at an exercise price of $0.50 per share.


Prior to December 31, 2000 the Registrant had acquired a number of mineral properties in Canada and elsewhere all of which were written off as of December 31, 2002.


Mineral Properties


As of December 31, 2005 all of the Registrant's mineral properties have been abandoned.

No equity financings occurred during fiscal 2005 or 2004. During 2005 Apiva continued to implement proactive cost-cutting measures in minimizing its administrative structure.

4.C            Organizational Structure

The Registrant has no subsidiaries and is not a subsidiary of any entity.


4.D            Property, Plant and Equipment


The Registrant has no material tangible fixed assets. There are no current firm plans to acquire any property, plant or equipment.


ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS


Management's discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Registrant's performance during the year and factors reasonably expected to impact on future operations and results. The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the three most recent fiscal periods ended December 31, 2005 should be read in conjunction with the consolidated financial statements of the Registrant and related notes included herein. The Registrant's operating currency is the Canadian dollar. The consolidated financial statements of the Company are prepared in U.S. dollars in accordance with U.S. GAAP.

Critical Accounting Policies

For the Registrant's past activities there has been no production, sales or inventory in the conventional sense. The recoverability of costs capitalized to mineral properties and the Registrant 's future financial success depends upon the extent to which it can discover mineralization on its properties, if any, and the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. Many of the key factors are outside of the Registrant's control. The sales value of any mineralization discovered by the Registrant is largely dependent upon factors beyond the Registrant's control such as the market value of the metals produced.


In accordance with U. S. GAAP all costs related to investments in resource properties are expensed on a property-by-property basis until there are proven reserves. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a property from which there is production together with the costs of mining equipment will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Registrant or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable. The amounts for resource properties as shown in the Registrant's consolidated financial statements represent costs incurred to date, less write-downs, and are not intended to reflect present or future values. The following section includes a discussion of the accounting principles for resource properties in accordance with U.S. GAAP.


Canadian and United States Generally Accepted Accounting Principles:


The audited consolidated financial statements of the Registrant are prepared in accordance with U.S. GAAP. Accounting practices under Canadian GAAP and U.S. GAAP, as they affect the Registrant, are substantially the same, except for the following:
- For Canadian GAAP cash flows relating to resource property exploration costs would be reported as investing activities. For U.S. GAAP these costs are characterized as operating activities.

5.A            Operating Results

In prior years the Registrant abandoned all of its mineral property interests. The Registrant currently has no business operations and has not generated any material revenues to December 31, 2005 other than as follows: During the 2002 fiscal year, the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the "General Partnership"), with two other companies. The General Partnership acquired an interest in 1999 Investment Co. Limited Partnership (the "Limited Partnership"), an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The Company has a 27.66%
 interest in the General Partnership. In 2003 the Company received a cash distribution of $179,483 from the General Partnership. The Company does not expect to receive further material cash flows.


The Registrant does not anticipate revenues in the near future. Should the Registrant acquire, make investments in, or enter into strategic alliances in the future, the Registrant would seek to raise additional funds through either a private debt or equity offering.


The Registrant currently does not have sufficient working capital to support any business operations.


The Registrant's operations have been primarily conducted in Canadian dollars. The Registrant does not currently engage in foreign currency hedging and its operations are subject to foreign currency fluctuations. Such fluctuations may materially affect the Registrant's financial position and results of its operations. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, the Registrant may suffer losses due to adverse foreign currency fluctuations.


The Year Ended December 31, 2005 Compared to The Year Ended December 31, 2004 and prior years


Other Items. The Registrant generated no material income for the year ended December 31, 2005, 2004, 2003 and 2002 compared with $8,125 in other income for the year ended December 31, 2001. The Registrant incurred a loss of $42,682 on the sale of marketable securities during the year ended December 31, 2002, compared to a $61,409 gain on the sale of marketable securities for year ended December 31, 2001. The most significant change in other items was the receipt of a cash distribution of $179,483 from the General Partnership during the year ended December 31, 2003 and write-down of $15,292 in 2004 ($40,326 in 2003) due from a related party. The other income for the year ended December 31, 2005 consisted of interest income of $nil compared with interest income of $nil for the year ended December 31, 2004.


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


Operating expenses consist of management compensation, mineral property costs, rent, professional fees, telephone, travel and other general corporate expenses. Operating expenses were $45,150 for 2005 and $89,711 for 2004 compared to $120,384 for the year ended December 31, 2003. The Registrant paid substantially less for operating activities due to the reduced operations of the Registrant during the years ended December 31, 2005 and 2004.


Professional and consulting fees were approximately $6,000 for the year ended December 31, 2005 compared with $20,000 for the year ended December 31, 2004 and $82,256 for the year ended December 31, 2003. The decrease was substantially due to the reduced operations of the Registrant.


There were no payroll expenses relating to general and administrative activities for the year ended December 31, 2005, 2004 or 2003. There was $23,220 accrued as management fees in 2005 compared with $24,900 in management fees for the year ended December 31, 2004 and $18,800 for the year ended December 31, 2003. Office and maintenance charges were $1,457 for 2005 compared with $3,948 for the year ended December 31, 2004 and $3,948 for the year ended December 31, 2003 reflecting the decreased activity of the Registrant. Investor relations expenses were $nil for the years ended December 31, 2005 and 2004 compared with $24,712 for the year ended December 31, 2003.


The Registrant anticipates that future general and administrative expenses will be approximately $5,000 a month or $60,000 a year, based on current operations.


Write-off of mineral property: The Registrant had no write-offs of mineral properties during the years ended December 31, 2005, 2004 or 2003 compared to $62,793 during the year ended December 31, 2002 when the Registrant abandoned its remaining mineral properties.


Stock based compensation cost: The Registrant incurred $nil non-cash stock based compensation charges for the years ended December 31, 2005, 2004 and 2003.

5.B            Liquidity and Capital Resources


As of December 31, 2005 the Registrant's cash position was $nil (2004: $998)
 and its working capital was a deficit of $137,310 at December 31, 2005 (2004: $90,339 deficiency).


Since inception the Registrant has financed its operations mainly from capital contributions. However, during the year ended December 31, 2002, the Registrant received net proceeds of $31,542 from the sale of marketable securities (at a loss of $42,682) and net proceeds of $29,506 from the sale of common stock.


Net cash provided by operating activities was $823 for the year ended December 31, 2005. This compares with net cash provided by operating activities of $5,246 for the year ended December 31, 2004.


The Registrant has no operating business and can only estimate operating expenditures for the next twelve (12) months. The Registrant anticipates that it will require additional funds once it has identified an acquisition target or investment opportunity, or entered into a strategic alliance with as yet unidentified operating companies in the technology or resource industries. There can be no assurance that such financing will be available to the Registrant or, if it is, that it will be available on terms acceptable to the Registrant. If the Registrant is unable to obtain the financing necessary to support its future operations, it may be unable to continue as a going concern. The Registrant currently has no commitments for any credit facilities such as revolving credit agreements or lines of credit that could provide additional working capital.


The Registrant has financed its operations by the sale of its common shares, both by public offerings and by private placements. The Registrant has no sources of liquidity and intends to finance future acquisition or business operations by issuing debt or equity securities. The operations of the Registrant are dependent upon the general state of the public equity capital markets and specifically on the state of the public equity markets for small capitalization resource exploration and technology companies. There can be no assurance that any additional financings will be available to the Registrant on favorable terms or at all. The Registrant is subject to various risks and uncertainties, which appear elsewhere in this document.


5.C            Research, Development, Patents, Licenses, etc


The Registrant does not currently carry out research and development activities and holds no patents or licenses.


5.D            Trend Information


The Registrant currently has no active business operations that would be effected by recent trends. The Registrant has no material net sales or revenues that would be affected by recent trends other than the general effect of mineral prices on its ability to raise capital and those other general economic items as set out in Risk Factors, Item 3.D.

5.E            Off Balance Sheet Arrangements

There are no known significant off balance sheet arrangements other than those disclosed in this Form 20-F and in the Registrant's audited consolidated financial statements for the year ended December 31, 2005.

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


ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A            Directors and Senior Management

The following table sets forth the name, position with the Registrant, age and municipality of residence:

       Name and Municipality of
              Residence                      Position with Registrant       Age
                                             Former President, Secretary,
Clair S.R. Calvert, Winnipeg, Manitoba       Director  (2)                   52
Christopher Dean, Palma de Mallorca, Spain   President, Director  (1)        42
Nicholas Alexander, Boca Raton, Florida      Secretary, Director  (1)        21



(1) Appointed President or Secretary, and Director on March 11, 2006.
(2) Clair Calvert was not re elected as an officer or director at the Company's 2005 annual general meeting March 11, 2006.

Members of the Board of Directors are elected by the holders of the Registrant's Shares to represent the interests of all shareholders. The Board of Directors meets periodically to review significant developments affecting the Registrant and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. The only standing committee of the Board of Directors of the Registrant will be an Audit Committee. This committee, once constituted, is directed to review the scope, cost and results of the independent audit of the Registrant's books and records, the results of the annual audit with management and the adequacy of the Registrant's accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Registrant's independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters.


None of the Registrant's directors or executive officers is party to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Registrant.


The following sets out additional biographical information for each of the Issuer's directors and officers:


Clair S.R. Calvert, Former President, Secretary and Director


Clair S.R. Calvert has served as President, Secretary and Director of the Registrant since November 2004, and Vice-President of Corporate Development and a director of the Registrant since January 15, 2001. Mr. Calvert has been a self-employed consultant since January 1996. From June 1989 to December 1995 Mr. Calvert was a stockbroker with Yorkton Securities Inc. Mr. Calvert was appointed Secretary and Chief Financial Officer on June 18, 2003. Mr. Calvert was not re appointed as a director or officer of the Company at the Company's annual general meeting for 2005.

Christopher Dean, President and Director

Mr. Dean currently resides in Palma de Mallorca, Spain and in the United Kingdom. Mr. Dean and his family have a long history in construction, development and supplying building materials in both the UK and Spain. The family companies were dedicated to the high-end housing market in all of England, with a focus on the real estate market in London due to the large volume of high quality stone that they produced. Mr. Dean handled the financial affairs of his family's businesses. He joins the company as Secretary and Treasurer and will see to the Company's achieving milestones necessary for continued growth.

Nicholas Alexander, Secretary and Director


Mr. Alexander has experience in real estate, corporate structuring and in corporate management. Mr. Alexander successfully started his own real estate company, Realty Excellence. Mr. Alexander also is president of his own investment company, Alexander Capital Corporation.


There are no arrangements or understandings among any of the directors regarding their election as a director.


6.B            Compensation


Statement Of Executive Compensation


The Registrant is required under applicable securities legislation in Canada to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid to the Registrant's directors and officers that has been disclosed to the Registrant's shareholders under applicable Canadian law.


During the fiscal year ended December 31, 2005 the aggregate cash compensation paid by the Registrant to all individuals who were directors in all capacities as a group was $nil. The Company accrued as payable $12,900 to Mr. Calvert in compensation for his services during 2005.


The table below discloses information with respect to executive compensation paid by the Registrant to its directors for the fiscal years ended December 31, 2005, 2004 and 2003. The following table sets forth, for the periods indicated, the compensation of the directors.


Executive Compensation


The following table sets forth, for each of the Company's three most recently completed financial years, the compensation of the CEO and the President (also herein referred to as the "CEO"). No persons earned in excess of $100,000 per annum during such periods. The CEO is therefore the only "Named Executive Officer". Information has been provided for the following individuals:

Name and
Principal        Year         Annual Compensation
Position         (3)                                                Long Term.
                                                                    Compensation
                                                        Other        Securities
                                                        Annual       Under
                                                       Compen-       Options/
                            Salary ($)   Bonus ($)     sation ($)    SARs (4
                                                                     granted (#)
Ronald W.         2005        Nil           Nil           Nil           Nil
Noble (1)         2004        Nil           Nil           Nil           Nil
                  2003        9,800         Nil           Nil           0

William N.        2005        Nil                         Nil           Nil
Gardiner (2)(6)   2004        Nil           Nil           Nil           Nil

                  2003        9,000         Nil           Nil           Nil
                                            Nil
Clair Calvert     2005        Nil           Nil           $12,900       Nil
                  2004        Nil           Nil           $18,690       Nil
                  2003        Nil           Nil           Nil           Nil
Christopher Dean  2005        Nil           Nil           Nil           Nil
Nicholas          2005        Nil           Nil           Nil           Nil
Alexander




                        Long term Compensation
                   Awards               Payouts
                Restricted
                Shares or
                Restricted
                Share                   LTIP (5)       All other
                Units                   Payouts        Compensation
                   (4)                    ($)             ($)




Ronald W.          Nil                    Nil            Nil
Noble (1)          Nil                    Nil            Nil
                   Nil                    Nil            Nil

William N.         Nil                    Nil            Nil
Gardiner (2)(6)    Nil                    Nil            Nil
                   Nil                    NIL           56,556

Clair Calvert      Nil                    Nil            Nil
                   Nil                    Nil            Nil
                   Nil                    Nil            Nil
Christopher Dean   Nil                    Nil            NIL
Nicholas           Nil                    Nil            Nil
Alexander







Notes: (1)   Mr. Noble was appointed as the President of the Company
on June 17, 2003 and resigned November, 2004
       (2) Mr. Gardiner was appointed Chief Executive Officer of the Company in July 2000 and resigned June 17, 2003
       (3)   January 1 to December 31.
       (4)   Stock appreciation rights.
       (5)   Long-term incentive plan
       (6) Lifestyle Corporate Sales Ltd., a non-reporting company controlled by William N. Gardiner received Management
             Fees in the amount of $9,000 during the financial year
ended December 31, 2003. See also 4.B

Termination of Employment, Change in Responsibilities and Employment
Contracts, Cancellation of Stock Options
-------------------------------------------------------------------------------

All stock options were canceled in 2004. These stock options were granted at $0.17 per share to former officers, directors and employees who have all resigned.


The Company does not have any employment contracts in place.


INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS


None of the directors, executive officers and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness, with the exception of William N. Gardener as noted previously) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of the Company. see also 4.B

Options and Stock Appreciation Rights ("SARs")

As of September 30, 2004 there were stock options granted to former officers, directors and employees for 1,254,000 shares of common stock at an exercise price of $0.17 per share. As of December 15, 2004 all of those stock options were cancelled as the former officers, directors and employees have all resigned. No incentive stock options were granted to the Named Executive Officers during the most recently completed financial year (January 1, 2005 to December 31, 2005) (the "Financial Period").

Pension Plan

The Registrant does not have any pension plan arrangements in place.

Compensation of Directors

During the Financial Period, the following compensation was paid to the directors of the Company for their services:

(a) In their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or
(b)    As consultants or experts

Clair Calvert: $12,900 accrued as payable for management services.

No funds were set aside or accrued by the Registrant or its subsidiaries during the year ended December 31, 2005 to provide pension, retirement or similar benefits for directors or officers of the Registrant pursuant to any existing plan provided or contributed to by the Registrant or its subsidiaries under applicable Canadian laws.


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


A total of $23,220 was accrued as payable to officers from January 1, 2005 through December 31, 2005 for management fees. No amounts have been set aside or accrued by the Registrant during fiscal 2005 to provide pension retirements or similar benefits for directors or executive officers of the Registrant pursuant to any plan provided for or contributed to by the Registrant.


The Registrant has no plans or arrangements in respect of remuneration received or that may be received by executive officers of the Registrant in the current year to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per year per executive officer.


No director or executive officer of the Registrant received other compensation in excess of the lesser of $25,000 or 10% of such officer's cash compensation as reported in the above and all directors and executive officers as a group did not receive other compensation which exceeded $25,000 times the number of persons in the group or 10% of the compensation reported in the table set forth above.


The Company loaned $81,000 to a company controlled by a former director of the Company, Mr. Gardiner, during a prior year without appropriate board of director approval. In July 2003 the Company filed a legal claim against this company to recover the full amount of the loan. Pursuant to a court order and garnishee action the Company received $25,382 subsequent to December 31, 2003. The company controlled by the former director was then placed into receivership. The Company expected to receive approximately $15,292 from the bankruptcy trustee but did not and has accordingly wrote down the account by $40,326 at December 31, 2003 and wrote off the $15,292 balance in 2004.


The Registrant has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Registrant's directors or executive officers.


6.C             Board Practices


Statement Of Corporate Governance Practices


The Board has not yet constituted any committees due to its size and current minimal activity. Given the Registrant's current stage of development, the Board is presently of the view that it functions effectively as a committee of the whole in this regard in relation to general corporate governance matters. Nonetheless, it will continue to monitor its effectiveness on an on-going basis, with a view to implementing additional governance as required at the appropriate time. The term of office of each of the directors will continue until the next annual general meeting, or until his successor is duly elected, unless his office is vacated in accordance with the articles of the Registrant.


The Articles of the Registrant presently provide that the Board of Directors shall consist of not less than three and not more than that number of Directors that is set by an ordinary resolution by the shareholders of the Registrant (excluding additional directors that may be appointed between annual general meetings). The Board of Directors is of the view that its present board is appropriate and facilitates effective decision-making. In November 2004, the Company's Bylaws were amended so that a minimum of one director could sit on the Board of Directors will full right and authority.

The Board of Directors is of the view that the decision to not set up various committees such as a Nominating, Human Resources, Governance or Compensation Committee is appropriate having regard to cost and time issues and the shareholder structure of the Registrant and the operating size of the Registrant.


Having regard to the current stage of development of the Registrant, the Board is of the view that the well-recognized duties and responsibilities of directors of public companies provide adequate guidance to the Directors at this time. As a result, specific position descriptions for Directors have been deferred until the Registrant's development reaches a more advanced stage.


The Chairman of the Board is a member of management, as is the norm with companies with similar size. However, the Directors feel that this is not an impediment to the proper discharges of the directors' responsibilities. Furthermore, the interaction between senior management and directors both at and outside meetings ensures that the directors are properly informed and that the directors' experience is brought to bear when needed by management. The unrelated Directors believe that their majority on the Board, their knowledge of the Registrant's business and their independence are sufficient to facilitate the functioning of the Board independently of management. There are no Director's service contracts to provide benefits upon the termination of employment.


The Company intends to form an audit committee as soon as practical. The Audit Committee is directed to review the scope, cost and results of the independent audit of the Registrant's books and records, the results of the annual audit with management (and the internal auditors if any) and the adequacy of the Registrant's accounting, financing and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Registrant's independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters.

6.D             Employees

The Registrant's business is administered principally from its office in Vancouver, British Columbia, Canada. As of December 31, 2005 the Registrant had no full time employees.

6.E            Share Ownership

The various tables in Items 6.A and 6.B set forth the common shares held by each senior officer and/or director as well as any options to purchase common shares held, the exercise prices of such options and the expiration dates of such options in the format as required in the home country (Canada) of the Registrant.


Details of all total outstanding options, warrants and other rights to purchase securities of the Registrant and its subsidiaries as at June 30, 2006 are set forth below:


                                                Securities beneficially owned,
                                                directly or indirectly or over
                                                 which direction or control is
      Name                                                exercised
There are no outstanding options, warrants or
other rights to purchase securities                            -

Percent of Issued and
Outstanding Share
Capital (1)

        -

  (1) 15,789,619, shares were issued and outstanding as of July 10, 2006.

All stock options issued to former officers, directors and employees have been canceled as of December 15, 2004.

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A            Major Shareholders


To the best of the Registrant's knowledge, the Registrant is not directly or indirectly owned or controlled by another company or by any foreign government or by any other natural or legal person(s) severally or jointly. Subsequent to December 31, 2005 the shareholders of the Company rescinded the issuance of 50,000,000 shares of common stock issued for the acquisition of the European rights to a film library. There are no arrangements, known to the Registrant, the operation of which may at a subsequent date result in a change in its control.


As at July 10, 2006 the only persons or groups known to the Registrant to own more than 5% of the Registrant's issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Registrant as a group are as follows:

Title of Class   Identity of Person or Group   Shares Owned  Percentage of Class
Common Shares    CDS - Canadian Depository (1)  12,041,733*     76.26%
                 Toronto, Ontario, Canada

*As at July 10, 2006

      (1) Owners of record only. CDS is a clearing agency through which Canadian brokers and dealers hold their securities. The Registrant believes that these shares are held in a fiduciary, trustee, or nominee capacity by the registered holder. The Registrant does not know the identities of the beneficial owners of such shares. The Registrant is not aware of any person or group of persons who beneficially owns more than 5% of the Registrant's outstanding common shares.

All shares of the Registrant, including all those held by any major shareholders, are common shares with similar voting rights.

7.B            Related Party Transactions

Other than as set forth below and in the Registrant's audited financial statements and other than transactions carried out in the ordinary course of business of the Registrant or any of its subsidiaries, none of the directors or senior officers of the Registrant, a proposed management nominee for election as a director of the Registrant, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of the Registrant nor an associate or affiliate of any of the foregoing persons had since January 1, 2005 (being the commencement of the Registrant's last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Registrant or any of its subsidiaries.


During the year ended December 31, 2005 the Registrant has entered into the following related party transactions:


The sum of $12,900 was accrued as payable to the President of the Company.


During the year ended December 31, 2005 the Company accrued as payable $10,320 in fees to an officer (the Registrant's sole employee/consultant) of the Company for services and rent.


As of December 31, 2005 no amounts are due from related parties. At December 31, 2005 the Company owes $32,250 to a director of the Company and owes $13,760 to an officer/consultant of the Company. These amounts are convertible to shares of common stock of the Company at $0.01 per share. Any unpaid amount is convertible to shares of common stock at $0.01 per share at the discretion of the creditor for as long as a balance remains unpaid.


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

(a)    Consolidated Balance Sheets as of December 31, 2005;
(b) Consolidated Statements of Operations and Deficit for each of the years ended December 31, 2005 and 2004 and for the period from commencement of the development stage January 1, 2000 to December 31, 2005;
(c) Consolidated Statements of Cash Flows for each of the years ended December 31, 2005 and 2004 and for the period from commencement of the development stage January 1, 2000 to December 31, 2005;
(d) Consolidated Statement of Changes in Stockholder's Equity for the period from commencement of the development stage January 1, 2000 to December 31, 2005; and
(e)    Notes to the consolidated financial statements.

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

8.B            Significant Changes

There has been no significant change in the financial condition of the Registrant since December 31, 2005 other than the abandonment of all mineral properties.


ITEM 9.            THE OFFER AND LISTING


9.A            Offer and Listing Details


This Form 20-F is filed as an annual report under the Exchange Act and does not relate to a new offer of securities and accordingly the information called for is not required, other than the price history information below.


The Common Shares of the Registrant have been quoted on the Over The Counter Bulletin Board in the United States of America since February 11, 2000. Over the counter quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions. The Registrant's common shares are quoted under the symbol "APVLF".


9.B            Plan of Distribution


This Form 20-F is filed as an annual report under the Exchange Act and does not relate to a new offer of securities and accordingly, the information called for is not required.

9.C            Markets


See Item 9.A


9.D            Selling Shareholders


This Form 20-F is filed as an annual report under the Exchange Act and accordingly the information called for in Item 9.D is not required.


9.E            Dilution


This Form 20-F is filed as an annual report under the Exchange Act and accordingly the information called for in Item 9.E is not required.


9.F            Expenses of the Issue

This Form 20-F is filed as an annual report under the Exchange Act and accordingly the information called for in Item 9.F is not required.

ITEM 10.             ADDITIONAL INFORMATION


10.A             Share Capital


This Form 20-F is filed as an annual report under the Exchange Act and accordingly the information called for in Item 10.A is not required.


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


By resolution filed with the British Columbia Registrar of Companies (the "Registrar") on July 6, 1994, in accordance with Section 256 of the Company Act (British Columbia), certain escrow shares held under an existing agreement were cancelled without consideration and the authorized and issued share capital was diminished so that the authorized capital of the Registrant consisted of 9,787,500 shares. The Registrant's authorized capital was increased to 100,000,000 common shares without par value on July 7, 1995.


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

Where a special resolution to modify the rights of the holders of common shares has been passed, the holders of not less than 10% of the common shares who are entitled to vote and did vote against the special resolution (in person or by proxy) may apply to the Supreme Court of British Columbia to set aside the resolution.


There are no restrictions on the purchase or redemption of common shares by the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.


5. The directors of the Registrant call all annual general meetings and extraordinary general meetings. Any one or more shareholders holding 10% or more of the Registrant's shares can requisition a meeting. Under certain circumstances, the Supreme Court of British Columbia can call a shareholders' meeting.


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


10.C             Material Contracts


For the two years immediately preceding December 31, 2005 there were no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Registrant or any member of the group was a party. For a description of those contracts entered into in the ordinary course of business refer to Item 4B - Business Overview. Subsequent to December 3, 2005 the Company's shareholders rescinded the issuance of 50,000,000 shares of common stock for the acquisition of the European rights to a film library and terminated the transaction.

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

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss can be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.


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


The Company believes that it was not a PFIC for its fiscal year ended December 31, 2004 and does not believe that it will be a PFIC for the fiscal year ending December 31, 2005. However, because the PFIC determination is made annually on the basis of income and assets, there can be no assurance that the Company will not be a PFIC in the current or in a subsequent year. In addition, there can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEFs in the event that it qualifies as a PFIC.

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


The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Registrant for a shareholder of the Registrant who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Registrant as capital property for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in the Registrant is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Income Tax Act and the regulations there under and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.


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


10.F             Dividends and Paying Agents


This Form 20-F is filed as an annual report under the Exchange Act and accordingly the information called for in Item 10.F is not required.


10.G             Statement by Experts


This Form 20-F is filed as an annual report under the Exchange Act and accordingly the information called for in Item 10.G is not required.

10.H             Documents on Display

Copies of the most recent annual report and consolidated financial statements and any subsequent interim financial statements of the Company may be obtained upon request from the Company. The Company may require the payment of a reasonable fee in respect of a request therefore made by a person who is not a security holder of the Company.


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


ITEM 12.             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES


This Form 20-F is filed as an annual report under the Exchange Act and accordingly the information called for in Item 12 is not required.


                                     PART II


ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS


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


Changes in Internal Controls over Financial Reporting


There were no changes in the Registrant's internal controls or in other factors that could y affect these controls subsequent to the date the Chief Executive Officer completed his evaluation, nor were there any deficiencies or material weaknesses in the Registrant's internal controls requiring corrective actions.


ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

16.A             Audit Committee Financial Expert

The Registrant does not currently have a financial expert nor an audit committee due to its relatively small size. In 2005 the Registrant had only one consultant/employee. In June 2005 the Registrant retained the audit services of Madsen & Associates, CPA's, Inc. of Murray, Utah to perform the audit on its year-end consolidated financial statements. The Registrant believes that it has adequate resources available to it when financial expertise and advice are necessary.


16.B             Code of Ethics


The Registrant has not adopted a formal written code of ethics given its small size. Directors, including the director/employee of the Registrant, are subject to the laws of the Province of British Columbia, Canada whereby they are required to act honestly, in good faith and in the best interests of the Registrant.


The Registrant expects all directors, officers and employees to abide by the following code of ethics communicated to them:

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

16.C             Principal Accountant Fees and Services


The following table discloses accounting fees and services of the Registrant:

                                                2005                2004
                                                ----                ----
Type of Services Rendered                     Fiscal Year         Fiscal Year
-------------------------                     -----------         -----------
(a) Audit Fees                                 $6,000.00           $6,975.00
(b) Audit-Related Fees incurred
and accrued (e.g. review of Form 20-F)       Included above      Included above
(c) Tax Fees                                       Nil                 Nil
(d) All Other Fees                                 Nil                 Nil

16.D             Exemptions from the Listing Standards for Audit Committees

Not applicable

16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers


Not applicable


                                    PART III


ITEM 17.             FINANCIAL STATEMENTS


The following financial statements and related schedules are included in this
Item:

Financial Statements
Auditors' report dated July 15, 2006
Consolidated Balance Sheet as of December 31, 2005;
Consolidated Statements of Operations and Deficit for each of the years ended December 31, 2005 and 2004 and for the period from commencement of the development stage January 1, 2000 to December 31, 2005; Consolidated Statements of Cash Flows for each of the years ended December 31, 2005 and 2004 and for the period from commencement of the development stage January 1, 2000 to December 31, 2005; Consolidated Statement of Changes in Stockholder's Equity for the period from commencement of the development stage January 1, 2000 to December 31, 2005; and Notes to the consolidated financial statements.

ITEM 18.             FINANCIAL STATEMENTS


See Item 17


ITEM 19.             EXHIBITS

                                                                   Page # in
      Exhibit                                                      Sequential
      Number                                                        Numbering
                                          Description                System
      1.1(1)        Memorandum and Articles of Incorporation of the
Registrant, as amended                         N/A
      1.2(1)        Certificate of Registration of an Extra-territorial
Company - Northwest Territories            N/A

      4.1(1) Contracts of Mining Exploration and of Promise of Assignment of Rights, dated November N/A 30, 1998, between Hector Esquivel Esparza, acting on his own behalf and in the name and on behalf Leticia Sosa Alvarez de Esquivel, and Polo Y Ron Minerales, S.A. de C.V.
      4.2(1) Contracts of Mining Exploration and of Promise of Assignment of Rights, dated November N/A 19, 1998, between Felix Gomez Garcia, acting on his own behalf and in the name of Alberta Esthela Gomez Gomez, acting in the name of and on behalf of Romualda Gomez Lopez de Gomez, and Polo Y Ron Minerales, S.A. de C.V.
      4.3(1) Contracts of Mining Exploration and of Promise of Assignment of Rights, dated November N/A 19, 1998, between Felix Gomez Garcia, acting on his own behalf and in the name of and on behalf of Zenon Flores Damian and on behalf of Romualda Gomez Lopez de Gomez, and Polo Y Ron Minerales, S.A. de C.V.

      4.4(1)        Joint Venture and Subscription Agreement, dated March
19, 1999, between International          N/A
                    Capri Resources, S.A. de C.V., the Registrant, Arngre
 Inc., Zacualpan Minerals, LLC,
                    and Alan Stier
      4.5(1)        Contract of Assignment of Rights, dated December 11,
1998, between Polo Y Ron                  N/A
                    Minerales, S.A. de C.V. and International Capri
Resources, S.A. de C.V.
      4.6(1)        Letter Agreement, dated February 13, 1999, between the
Registrant and TNK Resources            N/A
                    Inc.
      4.7(1)        Property Option Agreement, dated April 14, 1999, between
the Registrant and TNK                N/A
                    Resources Inc.
      4.8(1)        Management Services Agreement, dated July 1, 1994,
 between the Registrant and Alan P.          N/A
                    Stier
      4.9(1)        Amendment to Management Services Agreement, dated
November 1, 1996, between the                N/A
                    Registrant and Caral Enterprises
      4.10(1) Amendment Agreement between Mr. Felix Gomez Garcia and International Capri Resources, N/A S.A. De C.V. dated July 7, 1999, related to El Quinto II and El Cometa Navideno.
      4.11(1) Amendment Agreement between Mr. Hector Esquivel Esparza and International Capri N/A Resources, S.A. De C.V. dated July 7, 1999, related to El Volado and La Cadena.
      4.12(1)       Amendment Agreement between Mr. Felix Gomez Garcia and
International Capri Resources,          N/A
                    S.A. De C.V. dated July 7, 1999, related to Los Compadres.

      4.13(3)       Amendment Agreement between Mr. Felix Gomez Garcia
 and International Capri Resources,           N/A
                    S.A. De C.V. dated February 3, 2000, related to El
Quinto II and El Cometa Navideno.
      4.14(3)       Amendment Agreement between Mr. Hector Esquivel
Esparza and International Capri                 N/A
                    Resources, S.A. De C.V. dated February 1, 2000,
related to El Volado and La Cadena.
      4.15(3)       Amendment Agreement between Mr. Felix Gomez Garcia
and International Capri Resources,           N/A
                    S.A. De C.V. dated February 3, 2000, related to
 Los Compadres.
      4.16(4)       Option Plan                                      N/A
      4.17(5)       Asset Purchase Agreement between Cyber Station
of Victoria Ltd. and International               N/A
                    Capri Resources Ltd., dated April 11, 2000.
      4.18(5)       Consulting Agreement between Yellow Pearl, Inc.
and International Capri Resources               N/A
                    Ltd., dated May 16, 2000.
      4.19(5)       Assignment of Right To Purchase Agreement between
 King Capital Corporation and                  N/A
                    International Capri Resources Ltd., dated April 7, 2000.
      4.20(5)       Settlement Agreement between King Capital
Corporation, Kenneth Sherwood, Pamela                 N/A
                    Sherwood, Richard Bennett, Lavernbe Bennett,
John Roebuck, Marilyn Roebuck, Duncan
                    Hopp, Cherie Hopp, David Davies, and Thomas Campbell
 and International Capri Resources
                    Ltd., dated June 19, 2000.
      4.21(5)       Warrant Agreement between Malcolm G. McMicken, in
trust, and International Capri                N/A
                    Resources Ltd., dated June 19, 2000.
      4.22(6)       Option Agreement between Dover Investments Limited
and Apiva.com Web Corporation,               N/A
                    dated September 5, 2001.
      4.23(1)       Certificate of Consent of Alex Burton, P. Eng., P. Geo.  N/A
      4.24(1)       Certificate of Consent of Juan Jose Cabuto Vidria,
 Mining Engineer                              N/A
       12.1         Certification pursuant to Section 302 of the S
arbanes-Oxley Act of 2002 (Clair Calvert)
       ----         -----------------------------------------------------------

                                    SIGNATURE


The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.


DATED at Yorkshire, England as of June 30, 2006.


APIVA VENTURES LIMITED
Per:


/s/ Christopher Dean
---------------------------------------------------------------
Christopher Dean, President

/s/ Nicholas Alexander
---------------------------------------------------------------
Nicholas Alexander, Secretary

MADSEN & ASSOCIATES, CPA's Inc.
    684 East Vine Street, Suite 3, Murray, Utah 84107
-------------------------------
Certified Public Accountants and Business Consultants
  Telephone 801 268-2632    Fax 801-262-3978

Apiva Ventures Limited,
Board of Directors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheet of Apiva Ventures Limited (development stage company) at December 31, 2005 and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Apiva Ventures Limited at December 31, 2005, and the results of operations, and cash flows for the years ended December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

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

s/Madsen & Associates, CPA's
Inc. Salt Lake City, Utah

July 15, 2006

                             APIVA VENTURES LIMITED
                          (Development Stage Company)
                                 BALANCE SHEET
                               December 31, 2005


ASSETS
CURRENT ASSETS

Cash                                          $            -



Total Assets                                         $     -


LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES

Accrued expenses - related parties              $     45,236
Accounts payable                                      92,074

Total Current Liabilities                            137,310
                                                    -------

STOCKHOLDERS' DEFICIT

Common stock
100,000,000 shares authorized at no par value
15,789,619 shares issued and outstanding           9,792,001
Additional paid-in
capital                                              811,239
Accumulated comprehensive loss
foreign exchange adjustments                         (39,796)
Accumulated deficit                              (10,700,754)

Total Stockholders' Deficit                         (137,310)


The accompanying notes are an integral part of these financial statements.

                                 APIVA VENTURES
                                    LIMITED
                          (Development Stage Company)
                            STATEMENT OF OPERATIONS
         For the Years Ended December 31, 2005 and 2004 and the Period
 January 1, 2000 (Date of Inception of Development Stage) to December 31, 2005








                                                               January 31
                                                                  2000
                                December 31     December 31   December 31
                                    2005             2004         2005
                                    ----------------------------------


REVENUES                            $   -         $    -  $           -

EXPENSES

Administration                     45,150         74,419      2,046,534
Amortization                            -         15,292         67,333

NET LOSS - before
other income and expenses         (45,150)       (89,711)    (2,113,867)

OTHER INCOME AND EXPENSES

Interest income                         -              -         21,988
Income distribution
from partnership                        -            (79)       179,404
Gain (loss) on sale
and disposal of assets                  -          8,142       (956,940)



NET PROFIT (LOSS)                 (45,150)       (81,648)    (2,869,415)

COMPREHENSIVE GAIN (L0SS)
Foreign exchange adjustment        (1,821)        (5,260)       170,070
                                   -----          -----        -------

NET COMPREHENSIVE LOSS        $   (46,971)   $   (86,908)   $(2,699,345)
                                    ======       =======      =========


NET LOSS PER COMMON SHARE

Basic and diluted             $      (.00)   $      (.01)
                                ---------    -----------

AVERAGE OUTSTANDING
SHARES (stated in 1,000's)

Basic                              15,790         15,790
                                  ------         ------
Diluted                            20,314         17,992
                                  ------         ------


   The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
(Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Period January 1, 2000 (Date of Commencement of Development Stage) to December 31, 2005





                            Common Stock              Additional
                                                        Paid in
                           Shares          Amount       Capital

Balance January 1, 2000     13,078,619   $8,164,643   $  113,279

Issuance of stock
for private placement        1,041,000    1,276,835            -
Issuance of stock
for exercise of options      1,307,000      213,288            -
Issuance of stock
options to consultants               -            -      290,919
Net operating loss
for the year ended
December 31, 2000                    -            -            -
Foreign exchange
rate adjustment                      -            -            -

Balance December 31, 2000   15,426,619    9,654,766      786,044

Issuance of stock for
exercise of options             50,000        8,787            -

Issuance of stock for
mineral properties             200,000      109,396            -

Stock options issued
to consultants                       -            -       25,195
Net operating loss
for the year ended
December 31, 2001                    -            -            -
Foreign exchange rate
adjustment                           -            -            -


Balance December 31, 2001   15,676,619    9,772,949      811,239

Net operating loss for
the year ended
December 31, 2002                    -            -            -

Foreign exchange
rate adjustment                      -            -            -

Balance December 31, 2002   15,789,619    9,792,001      811,239

Net operating profit
for the year ended
December 31, 2003                    -            -            -
Foreign exchange
rate adjustment                      -            -            -



Balance December 31, 2003   15,789,619    9,792,001      811,239

Net operating loss
for the year ended
December 31, 2004                    -            -            -
Foreign exchange
rate adjustment                      -            -            -

Balance December 31, 2004   15,789,619    9,792,001      811,239

Net operating loss
for the year ended
December 31, 2005                    -            -            -
Foreign exchange
rate adjustment                      -            -            -

Balance December 31, 2005    15,789,619  $   9,792,001 $     811,239























                               Accumulated      Accumulated
                                Deficit         Comprehensive
                                                  Losses
Balance January 1, 2000     $ (7,831,339)   $   (209,866)

Issuance of stock
for private placement                  -               -
Issuance of stock
for exercise of options                -               -
Stock based
compensation                           -               -
Issuance of stock
options to consultants                 -               -
Net operating loss
for the year ended
December 31, 2000             (2,163,889)              -
Foreign exchange
rate adjustment                        -          25,836

Balance December 31, 2000     (9,995,228)       (184,030)

Issuance of stock
for exercise of options                -               -
Issuance of stock
for mineral properties                 -               -
Stock options issued
to consultants                         -               -
Net operating loss
for the year ended
December 31, 2001               (418,623)              -
Foreign exchange
rate adjustment                        -               -         151,073
Balance December 31, 2001    (10,413,851)        (32,957)

Issuance of stock
for exercise of options                -               -
Net operating loss
for the year ended
December 31, 2002               (179,005)              -
Foreign exchange
rate adjustment                        -          (7,639)
Balance December 31, 2002    (10,592,856)        (40,596)

Net operating profit
for the year ended
December 31, 2003                 18,900               -
Foreign exchange
rate adjustment                        -           7,881
Balance December 31, 2003    (10,573,956)        (32,715)

Net operating loss
for the year ended
December 31, 2004                (81,648)              -
Foreign exchange
rate adjustment                        -          (5,260)
Balance December 31, 2004    (10,655,604)        (37,975)

Net operating loss
for the year ended
December 31, 2005                (45,150)              -
Foreign exchange
rate adjustment                        -          (1,821)
Balance December 31, 2005   $(10,700,754)   $    (39,796)

The accompanying notes are an integral part of these financial statements
APIVA VENTURES LIMITED
(Development Stage Company)
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004 and the Period
January 1, 2000 (Date of Commencement of Development Stage) to December 31, 2005


                                                                    Jan 1, 2000
                                                                         to
                                   Dec 31, 2005    Dec 31, 2004     Dec 31, 2005
CASH FLOWS FROM
OPERATING ACTIVITIES

Net profit (loss)                 $   (45,150)   $   (81,648)   $(2,869,415)
Adjustments to
reconcile net loss to
net cash provided
by operating activities:

Stock options and
stock based compensation                    -              -        697,960
Amortization                                -              -         11,715
Net losses on sale
and disposal of assets                      -              -        956,940
Valuation adjustment
of account receivable                       -              -         55,618
Change in receivables                       -         47,789              -
Change in prepaid expense                   -          1,251              -
Change in accounts payable             45,973         37,854       (540,850)
                                                      ------         -----------

Net Change in Cash
From Operations                           823          5,246     (1,688,032)
                            ---         -----      --------- -            -    -

CASH FLOWS FROM INVESTING
ACTIVITIES                                  -              -              -
                                                     -------       -------------

CASH FLOWS FROM FINANCING
ACTIVITIES
Proceeds from issuance
of capital stock                            -              -      1,517,962
                                                   ---------      --------------

EXCHANGE RATE ADJUSTMENT               (1,821)        (5,260)       170,070
                                                       -----          ----------

Net Increase (Decrease) in Cash          (998)           (14)             -

Cash at Beginning of Period               998          1,012              -
                                                         ---        ------------

Cash at End of Period         $             -    $       998        $     -
                                                                     ===========

SCHEDULE OF NONCASH
OPERATING ACTIVITIES
Stock options and stock
based compensation: 2000 - 2001   $   697,960


The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
(Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005


1. ORGANIZATION

The Company was incorporated under the laws of British Columbia, Canada on June 20, 1980. Since its incorporation the Company completed several name and authorized stock changes resulting in its present name and authorized common stock of 100,000,000 shares with no par value.

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

Earnings (Loss) Per Share
Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of any common share rights unless the exercise becomes anti dilutive and then only the basic per share amounts are shown in the report.

Financial Instruments
The carrying amounts of financial instruments consisting of accounts payable are considered by management to be their estimated fair values due to the short term duration of these instruments.

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

APIVA VENTURES LIMITED
(Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

On December 31, 2005 the net operating loss available for carry forward for Canadian and United States purposes has not been determined, however, the amount would be fully offset by a valuation reserve because the use of any future tax benefit is doubtful since the Company has no operations.

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

Stock-Based Compensation
                 SFAS No. 123 "Accounting for Stock-Based Compensation" establishes accounting and reporting standards for stock-based employee compensation plans. As permitted by SFAS No. 123, the Company accounts for such arrangements under the intrinsic value method as provided in APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations.

Revenue Recognition
Revenue will be recognized on the sale and delivery of a product or the completion of a service provided.

Advertising and Market Development
The company will expense advertising and market development costs as incurred.

APIVA VENTURES LIMITED
(Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements
                 The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3.  INVESTMENT IN PARTNERSHIP

During the year 2002 the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the "General Partnership") with two other companies. The General Partnership acquired an interest in 1999 Investment Co. Limited Partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royal rights on petroleum and natural gas wells and related processing plants and facilities located in Alberta, Canada. The Company has a 27.66% interest in the General Partnership and has received $179,483 in income distribution during 2003. Any further distributions are doubtful. The partnership interest is being carried on the books of the Company with no value.

 4.  STOCK OPTIONS

The Company established a stock option plan to provide for the issuance of options to directors, officers, employees and consultants of the Company to purchase shares of common stock of the Company. Stock options are issuable at the discretion of the Board of Directors to acquire up to 10% of the issued and outstanding common shares of the Company, are exercisable for a period of up to 10 years after the issuance of the option and vest at the discretion of the Board of Directors.

On December 31, 2005 there were no incentive stock options outstanding.

5.  SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

The Company accrued as payable the following amounts to related parties:
Management fees of $23,220 during 2005 and $18,690 during 2004 to a director and an officer of the Company. The Company has accrued fees payable on December 31, 2005 to a director and an officer in the amount of $45,236. Any unpaid amount is convertible to shares of common stock at $0.01 per share at the discretion of the creditor for as long as a balance remains unpaid.

6.  GOING CONCERN

The Company will need additional working capital for any future planned activity and to service its debt, which raises substantial doubt about its ability to continue as a going concern. Continuation of the Company as a going concern is dependent upon obtaining sufficient working capital to be successful in that effort. The management of the Company has developed a strategy, which it believes will accomplish this objective, through additional short term loans from its officer's and equity funding, which will enable the Company to operate for the coming year.