Form 20-F
period 2006-12-31
APIVA VENTURES LTD
filed 2007-08-02
CIK 1000791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
    Registration statement pursuant to Section 12(b)
or (g) of the Securities Exchange Act of 1934,
OR
    Annual report pursuant to Section 13 or 15(d) of
 the Securities Exchange Act of 1934,
for the fiscal year ended December 31, 2006
OR
?    Transition report pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
For the transition period from _______________ to _______________

Commission file number: 0-18860

APIVA VENTURES LIMITED
(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

#1455-409 Granville Street, Vancouver, BC, Canada V6C 1T2
(Address of principal executive office)

Securities registered or to be registered pursuant to Section
12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section
12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant
Section 15(d) of the Act:

Common Shares without par value
(Title of Class)
Indicate the number of outstanding shares of each of the Registrants classes of capital or common stock as of the close of the period covered by the annual report.

December 31, 2006: 15,789,619 common shares without par value
June 30, 2007: 78,789,619 common shares without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and
(2) has been subject to such filing requirements for the past 90 days.

 Yes ?    No ?
Indicate by check mark which financial statement item the registrant
has elected to follow.  Item 17 ?    Item 18 ?

TABLE OF CONTENTS: FORM 20-F

PART I



1

ITEM 1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
1

ITEM 2.
OFFER STATISTICS AND EXPECTED TIMETABLE
1

ITEM 3.
KEY INFORMATION
1


3.A
Selected Financial Data
1


3.B
Capitalization and Indebtedness
3


3.C
Reasons for the Offer and Use of Proceeds
3


3.D
Risk Factors
3

ITEM 4.
INFORMATION ON THE COMPANY
8


4.A
History and Development of the Company
8


4.B
Business Overview
9


4.C
Organizational Structure
11


4.D
Property, Plant and Equipment
11

ITEM 5.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
11

ITEM 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
16


6.A
Directors and Senior Management
16


6.B
Compensation
17


6.C
Board Practices
21


6.D
Employees
22


6.E
Share Ownership
22

ITEM 7.
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
23


7.A
Major Shareholders
23


7.B
Related Party Transactions
24


7.C
Interests of Experts and Counsel
25

ITEM 8.
FINANCIAL INFORMATION
25


8.A
Consolidated Statements and Other Financial Information
25


8.B
Significant Changes
26

ITEM 9.
THE OFFER AND LISTING
26


9.A
Offer and Listing Details
26


9.B
Plan of Distribution
27


9.C
Markets
27


9.D
Selling Shareholders
27


9.E
Dilution
27


9.F
Expenses of the Issue
27

ITEM 10.
ADDITIONAL INFORMATION
28


10.A
Share Capital
28


10.B
Memorandum and Articles of Association
28


10.C
Material Contracts
30


10.D
Exchange Controls
30


10.E
Taxation
30


10.F
Dividends and Paying Agents
36


10.G
Statements by Experts
36


10.H
Documents on Display
36


10.I
Subsidiary Information
36

ITEM 11.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
36

ITEM 12.
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
36
PART II



37

ITEM 13.
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
37

ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS
37

ITEM 15.
CONTROLS AND PROCEDURES
37

ITEM 16.
AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL
ACCOUNTANT FEES AND SERVICES
37


16.A
Audit Committee Financial Expert
37


16.B
Code of Ethics
38


16.C
Principal Accountant Fees and Services
38


16.D
Exemptions from the Listing Standards for Audit Committees
39


16.E
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
39
PART III



39

ITEM 17.
FINANCIAL STATEMENTS
39

ITEM 18.
FINANCIAL STATEMENTS
39

ITEM 19.
EXHIBITS
39


Unless the context otherwise requires, all references to the "Registrant" or the "Company" or "Apiva" refer to Apiva Ventures
Limited and/or its subsidiaries. All monetary figures are in terms of United States dollars unless otherwise indicated.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS This Form 20-F is filed as an annual report under the Securities Exchange Act and accordingly the information called for in Item 1 is not required.

ITEM 2.             OFFER STATISTICS AND EXPECTED TIMETABLE
This Form 20-F is filed as an annual report under the Securities Exchange Act and accordingly the information called for in Item 2 is not required.

ITEM 3.             KEY INFORMATION
3.A            Selected Financial Data
The following financial information with respect to the years ended December 31, 2006, 2005, 2004, 2003 and 2002 has been derived from Apiva's audited financial statements prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP")
  Years Ended December 31
              2006     2005 - restated       2004        2003        2002

Other Income $    -       $    -           $    -      $ 179,610  $     98

Expenses      47,461         66,183          89,711      160,710   140,448

Net Income
(Loss)       (47,461)       (66,183)        (81,648)      18,900  (181,370)

Exchange
rate            0.858          0.857           0.831       0.714     0.637

Net Income (Loss)
per Share       (0.00)        (0.00)          (0.01)         .01     (0.02)

Working Capital
(Deficiency) (143,113)     (137,310)        (90,339)    (46,673)   (21,405)

Total Assets    2,100          -                998      46,185    159,540

Total
Liabilities   145,213       137,310          91,337      49,351     22,864

Shareholders
Equity
(Deficit)    (143,113)     (137,310)        (90,339)     (3,166)  136,676

Long-term Debt
Obligations      -            -                 -            -       -

Issued
Shares     15,789,619     15,789,619       15,789,619   15,789,619  15,789,619

Fully Diluted
Number of
Shares     28,358,000     28,314,000       15,789,619   18,143,619  18,143,619

The Registrant has paid no dividends on its shares of common stock since incorporation and does not anticipate doing so for the foreseeable future. The declaration of dividends on the common shares of the Registrant is within the discretion of the Registrants board of directors and will depend upon, among other factors, earnings, capital requirements, and the operating and financial condition of the Registrant.
Apiva has had no material long-term debt and has paid no cash or share dividends over the last five years.
On June 30, 2007 the Bank of Canada closing rate for the conversion of one United States dollar into Canadian dollars was $1.00 USD for $1.0654 CAD (0.9386)
The following table lists the average exchange rates for $1.00 USD to the Canadian dollar for the last six years based on the average month-end exchange rates.



Year 		Rate  		 Year 		Rate
2001           1.5489            2004          1.2752
2002           1.5703            2005          1.1670
2003           1.4015            2006          1.1340

3.B            Capitalization and Indebtedness
This Form 20-F is filed as an annual report under the Securities
Exchange Act and accordingly the information called for in Item 3.B is not required.

3.C            Reasons for the Offer and Use of Proceeds.
This Form 20-F is filed as an annual report under the Securities
Exchange Act and accordingly the information called for in Item 3.C is not required.

3.D            Risk Factors
The following is a brief discussion of those distinctive or special characteristics of the Registrant's operations and industry that may have a material impact on, or constitute risk factors in respect of, the Registrants future financial performance.
THE REGISTRANT CURRENTLY HAS NO ACTIVE BUSINESS OPERATIONS, WHICH
MAKES IT DIFFICULT TO PREDICT
ITS FUTURE PERFORMANCE.
The Registrant abandoned substantially all of its operations (mining properties) in the fourth quarter of 2002. As a result, the Registrant currently has no active business operations and will not generate any revenues from operations until it can identify and implement a commercially viable business opportunity. The Registrant is in the process of evaluating business opportunities, which may include acquisition of interests in mineral exploration properties. The Registrant has no current arrangements to acquire or implement such opportunities and there can be no assurance that the Registrant will obtain or implement such opportunities on a timely basis, if at all. The Registrant believes that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

THE REGISTRANT HAS NO HISTORY OF REVENUES AND HAS A HISTORY OF LOSSES
 MAKING ITS ABILITY TO
CONTINUE AS A GOING CONCERN QUESTIONABLE.
The Registrant currently has no active business or cash flow from operations. The Registrant has a history of losses: $47,461 in 2006; $66,183 (restated) in 2005; $81,648 in 2004; $181,370 in 2002; $246,603
in 2001 and $1,882,576 in 2000 (fiscal years) and net income of $18,900 in 2003. The Registrant has not earned any material or consistent revenue and has not become profitable. The Registrant is in the process of evaluating possible business opportunities but has no arrangements to pursue such opportunities. There can be no assurance that the Registrant will successfully implement a commercially viable business opportunity or that the Registrant will become profitable on a quarterly or annual basis, if at all. In addition, if the Registrant plans to acquire an operating business entity or resource exploration property, its operating expenses will increase significantly and the Registrant will require additional financing to pursue such opportunities.

THE REGISTRANTS ABILITY TO PURSUE NEW BUSINESS OPPORTUNITIES MAY
DEPEND ON ITS ABILITY TO SECURE
ADDITIONAL OPERATING CAPITAL.
As of December 31, 2006 the Registrant had a working capital deficit of approximately $143,113 (2005: $137,310) and cash of $2,100
(2005: $nil). In order to pursue additional business opportunities the Registrant will require financing. The Registrant currently has no arrangements to acquire or implement any business opportunities and the amount of additional capital the Registrant may be required to raise is uncertain. The Registrant anticipates raising additional capital through sales of equity and/or increasing debt; however, there can be no assurance that the Registrant will be able to obtain adequate financing to support its operations. The Registrant's ability to raise additional financing will be dependent on a number of factors, some of which are beyond its control, including: the business opportunities pursued by the Registrant; trends in the economy and equity markets;
the amount of financing required to be raised; and the Registrants ability to implement the business strategy pursued by the Registrant.

THERE IS SUBSTANTIAL DOUBT ABOUT THE REGISTRANT'S ABILITY TO CONTINUE
AS A GOING CONCERN.
In their independent auditors report the Registrants auditors,
 Madsen & Associates, CPAs Inc., expressed substantial doubt about the Registrants ability to continue as a going concern due to lack of working capital and other factors affecting the Registrants business. The Registrant cannot make assurances that it will acquire a commercially viable business opportunity or obtain the additional financing required to capitalize on such opportunity or that financing will be available on acceptable terms, if at all. (See disclosure regarding forward looking statements in item 5G). Furthermore, any issuance of additional securities may result in dilution to the then existing shareholders. If adequate funds are not available, the Registrant will lack sufficient capital to pursue its business plan fully, which will have a material adverse effect on the Registrant's ability to continue as a going concern.

THE REGISTRANT IS SUBJECT TO BUSINESS RISKS AS IT PURSUES
 OPPORTUNITIES THROUGH ACQUISITIONS AND
STRATEGIC ALLIANCES.
As part of its business strategy, the Registrant intends to acquire, make investments in, and enter into strategic alliances with as yet unidentified operating companies. Any such future acquisitions, investments or strategic alliances would involve risks, such as incorrect assessment of the value, strengths and weaknesses of acquisition and investment opportunities and underestimating the exploration potential of exploration properties. The Registrant may be unable to obtain the financing necessary to meet it's obligations in connection with any such acquisition.
There can be no assurance that the Registrant will be able to finalize any acquisitions or successfully overcome these risks.
 Moreover, the
Registrant cannot be certain that any desired acquisition, investment or strategic alliance can be made in a timely manner or on terms and conditions acceptable to the Registrant or that the Registrant will be successful in identifying attractive business opportunities. The Registrant expects that competition for such acquisitions may be significant. The Registrant may compete with others who have similar acquisition strategies, many of whom may be larger and have greater financial and other resources than the Registrant.

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

THE REGISTRANTS POSSIBLE FUTURE PROPERTIES MAY BE SUBJECT TO CURRENT
AND FUTURE ENVIRONMENTAL REGULATIONS WHICH MAY ADVERSELY AFFECT THE REGISTRANTS ABILITY TO DEVELOP ITS PROPERTIES OR
MAKE SUCH DEVELOPMENT ECONOMICALLY UNFEASIBLE.
In connection with possible future acquisition of properties, the Registrant may be subject to extensive and changing environmental legislation, regulation and actions. The Registrant cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas or areas providing for habitat for certain species or other protected areas. Compliance with more stringent laws and regulations as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws may necessitate significant capital outlays, may materially affect the Registrant's future results of operations and business, or may cause material changes or delays in the Registrants intended future activities. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Registrants operations if the Registrant acquires properties in the future.
Environmental hazards may exist on the Registrant's past properties unknown to the Registrant at present or caused by previous or existing owners or operators of the properties for which the Registrant may have some liability unknown to the Registrant at present.

SOME OF THE DIRECTORS AND OFFICERS OF THE REGISTRANT MAY ALSO SERVE
 AS DIRECTORS AND OFFICERS OF
OTHER COMPANIES, WHICH MAY GIVE RISE TO POTENTIAL CONFLICTS OF INTEREST. Certain directors and officers of the Registrant are now or may become officers and/or directors of, or are associated with, other companies. Such associations may give rise to conflicts of interest from time to time. The directors are required by law to act honestly and in good faith with a view to the best interests of the Registrant and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Registrant and to abstain from voting as a director for the approval of any such transaction.
The Registrant's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Registrants directors, a director who has such a conflict will abstain from voting for or against such participation or such terms.
All of the Registrants current officers devote on average at least ten hours per week to the Registrant. While the Registrant believes that such officers and directors devote adequate time to effectively manage the Registrant, there can be no assurance that such other positions will not negatively impact an officers or directors duties for the Registrant.

THE LOSS OF KEY MANAGEMENT PERSONNEL MAY ADVERSELY AFFECT THE
 REGISTRANTS BUSINESS AND
RESULTS OF OPERATIONS.
The success of the operations and activities of the Registrant is dependent to a significant extent on the efforts and abilities of its management. Investors must be willing to rely to a significant extent on their discretion and judgment. The Registrant does not maintain key employee insurance on any of its employees.

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

THE REGISTRANT IS A FOREIGN CORPORATION AND MOST OF ITS DIRECTORS AND OFFICERS RESIDE OUTSIDE OF
THE UNITED STATES, WHICH MAY MAKE ENFORCEMENT OF CIVIL LIABILITIES DIFFICULT. The Registrant is incorporated under the laws of British Columbia, Canada. The Registrants directors and officers may be residents of Canada and substantially all of the Registrant's assets may be located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United
States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Registrant predicated solely upon such civil liabilities.

THE REGISTRANT BELIEVES IT WAS A PASSIVE FOREIGN INVESTMENT COMPANY
 DURING 2006, WHICH MAY HAVE
A MATERIAL EFFECT ON U.S. SHAREHOLDERS.
The Registrant believes it was a "passive foreign investment company" ("PFIC") during 2006. This may have a material effect on US shareholders. Certain United States income tax legislation contains rules whereby trading prices of the shares can have significant tax effects on US shareholders of foreign corporations. A US shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder. See Taxation - United States
Federal Tax Consequences.

BROKER-DEALERS MAY BE DISCOURAGED FROM EFFECTING TRANSACTIONS
IN THE REGISTRANTS SHARES
BECAUSE THEY ARE CONSIDERED PENNY STOCKS AND ARE SUBJECT TO THE
PENNY STOCK RULES.
Rules 15g-1 through 15g-9 promulgated under the Securities Exchange
 Act impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving "a penny stock". Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.
Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor," generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchasers written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

COMPANY CEASE TRADED IN BRITISH COLUMBIA.
The Company is a reporting company in the Province of British
Columbia, Canada. On June 10, 2003 it was cease traded by the British Columbia Securities Commission ("BCSC") for failure to file its December 31, 2002 audited financials statements by the required date in May 2003 and failure to file its quarterly statement for March 31,
 2003. The financial statements were filed on June 18 and 25, 2003 respectively. The cease trade order is still in effect as the BCSC has required the Registrant to first show a positive working capital and to meet additional requirements not yet specified in writing to the Registrant. A copy of the cease trade order is available at www.bcsc.bc.ca. The Registrant cannot at this time, and may not be able to, show a positive working capital or to meet any additional requirements imposed by the BCSC with the result that it remains cease traded in the Province of British Columbia. Shareholders of the Registrant should seek advice from their own legal counsel to determine what effect, if any, the cease trade order will have on a shareholders ability to transfer or sell their shares, or to acquire further shares, and on the value of securities of the Registrant and the likelihood of additional jurisdictions, including the U.S., imposing similar orders against the Registrant.

ITEM 4.              INFORMATION ON THE COMPANY

4.A             History and Development of the Company
(Unless the context otherwise requires, all references to the "Registrant" or the "Company" or "Apiva" refer to Apiva Ventures Limited.
and/or its subsidiaries. All monetary figures are stated in terms of
 United States dollars unless otherwise indicated.)
Incorporation and Reporting Status
The name of the Registrant is "Apiva Ventures Limited"
The Registrant was incorporated on June 20, 1980 under the name
Cascade Explorations Ltd. by registration of its Memorandum and Articles of Incorporation under the Company Act (British Columbia).
The Registrant subsequently changed its name to "Capri Resources
Ltd." on May 12, 1983 and to "International Capri Resources Ltd." on December 24, 1987. Effective July 19, 2000 the Registrant changed its name to "Apiva.com Web Corporation" and on December 18, 2001 the Registrant changed its name to "Apiva Ventures Limited".
The Registrant is a reporting issuer in Canada under the Securities
Act (British Columbia) the Securities Act (Alberta) and the Securities
Act (Ontario). The Registrant's common shares commenced trading on the Vancouver Stock Exchange on July 12, 1983 and were voluntarily de-listed from the Canadian Venture Exchange (formerly the Vancouver Stock Exchange and now known as the TSX Venture
Exchange) on March 2, 2000. Bids for the purchase of and offers for the sale of the Registrants common shares are now quoted by the NASD on the Over The Counter Bulletin Board.
Current Business Address

The Registrants head office is located at:
1455  409 Granville Street
Vancouver, British Columbia, Canada V6C 1T2
Telephone: 866.591.8100, Fax: 877.571.9500

The registered and records offices are located at:
1040 999 West Hastings Street
Vancouver, British Columbia, V6C 2W2
Tel: (604) 683-1102

The principal business of the Registrant has been the identifying and reviewing of opportunities in the technology area or the search for properties of merit in the mining or oil and gas industries.

4.B            Business Overview
General Development of Business of the Registrant Past Three Fiscal Years
The Registrant was in the business of identifying and reviewing opportunities in the film distribution business, the technology industry and in mineral and oil and gas exploration. During the years ended December
 31, 2006, 2005 and 2004 the Registrant had no active business operations other than identifying and reviewing business opportunities. During the current year the Company has continued to look for acquisitions. The Registrants future financial performance largely depends on the success of any opportunities in the technology area it may identify or any properties of merit in the mineral or oil and gas industries it may identify and acquire an interest in. The failure to successfully identify and develop any of its opportunities may have a material adverse effect on the Registrant's business and results of operations.
During 2005 the Company entered into an acquisition agreement for the European rights to a film library for which the Company issued
50,000,000 shares of common stock of the Company. Subsequent to December 31, 2005 the directors of the Company terminated the acquisition and rescinded the share issuance due to the inability of the Company to ascertain the various rights to the distribution of the extensive film library.
In November 2004 the Registrant announced that Ronald W. Noble resigned as President, Chief Executive Officer and as a director of the Registrant and that Clair Calvert had been appointed as the President of the Company. In 2005 Mr. Calvert was not re elected as a director or President and Christopher Dean was appointed as director and President of the Company.
During 2003 the Company loaned $81,000 to a company controlled by a former director of the Company. The loan was made without appropriate board of directors approval and in July 2003 the Company filed a legal claim to recover the full amount of the loan. Pursuant to a court order and garnishee action, the Company received $25,382 during 2004. The company controlled by the former director was then placed into receivership. During 2003 the Company wrote off
$40,326 and during 2004 wrote off the final balance of $15,292 as uncollectible.
During the 2002 fiscal year the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the "General Partnership"), with two other companies. The General Partnership acquired an interest in 1999 Investment Co. Limited Partnership (the "Limited Partnership").
The Limited Partnership is an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The Company has a 27.66% interest in the General Partnership. During 2003 the Company received a cash distribution of $179,483 from the General Partnership. No further cash flows are expected.
In April and May 2002 the Registrant announced its acquisition of a 37.5% working interest in approximately 250,000 hectares of mineral exploration lands in Mongolia through an Option and Joint Venture
Agreement with Bell Coast Capital Corporation ("Bell"), a Canadian public company. Under terms of the Agreement, the Company was required to pay Bell up to $125,000 in cash and issue 715,000 shares of the Companys common stock. The Company paid $40,000 and in October
2002 decided not to exercise its option in the Mongolian
Exploration program with Bell, withdrew from the project and wrote off the option payments totaling $40,000.
During the year ended December 31, 2001, the Registrant entered into an Option Agreement (the "Option Agreement") with Dover
Investments Limited ("Dover") to acquire 10% of Dovers working interest in the East Wadi Araba concession (the "Concession") for the exploration of oil in the Gulf of Suez, Egypt. Pursuant to the Option Agreement the Registrant proposed to issue to Dover 5,000,000 shares of its common stock and pay $1,000,000 in cash as total consideration for 10% of Dover's working interest in the Concession. The
Registrant issued 200,000 shares to Dover on the signing of the Option Agreement. The closing of the Option Agreement was subject to certain conditions, including but not limited to, the final approval of the Egyptian Ministry of Petroleum, the receipt of at least $1,000,000 in financing by the Registrant and a closing date of no later than February 28, 2002. The Option Agreement did not close by February 28,
2002 and effectively terminated.
During the year ended December 31, 2000, the Registrant acquired certain interests in technology and assets from Cyber Station of Victoria Ltd. for $550,000 pursuant to an Asset Purchase Agreement
The Registrant developed systems and business processes around the acquired technologies and began sales and marketing efforts. The
Registrant subsequently determined that it was not feasible to commercialize the technology and all costs associated with the project were written off during the year ended December 31, 2000.
Prior to December 31, 2000 the Registrant had acquired a number of mineral properties in Canada and elsewhere all of which were written off as of December 31, 2002.
Mineral Properties
As of December 31, 2006 all of the Registrants projects and resource properties have been abandoned.
No equity financings occurred during fiscal 2006, 2005 or 2004.
During 2006 Apiva continued to implement proactive cost-cutting measures in minimizing its administrative structure.

4.C            Organizational Structure
The Registrant has no subsidiaries and is not a subsidiary of any entity.

4.D            Property, Plant and Equipment
The Registrant has no material tangible fixed assets. There are no current firm plans to acquire any property, plant or equipment.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Managements discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Registrants performance during the year and factors reasonably expected to impact on future operations and results. The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the three most recent fiscal periods ended December 31, 2006 should be read in conjunction with the financial statements of the Registrant and related notes included herein. The Registrants operating currency has been the Canadian dollar. The consolidated financial statements of the Company are prepared in U.S. dollars and in accordance with U.S. GAAP.
Critical Accounting Policies
For the Registrant's past activities there has been no production, sales or inventory in the conventional sense. The recoverability of costs capitalized to mineral properties and the Registrants future financial success depends upon the extent to which it can discover mineralization on properties, if any, and the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. Many of the key factors are outside of the Registrant's control. The sales value of any mineralization discovered by the Registrant is largely dependent upon factors beyond the Registrants control such as the market value of the metals produced.
All costs related to investments in resource properties are expensed on a property-by-property basis until there are proven reserves. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a property from which there is production together with the costs of mining equipment will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Registrant or its partners or when a property is abandoned or when the capitalized costs are not considered to be . economically recoverable, the related property costs are written down to the amount recoverable. The amounts for resource properties as shown in the Registrants financial statements represent costs incurred to date, less write-downs, and are not intended to reflect present or future values. Canadian and United States Generally Accepted Accounting Principles:
The audited consolidated financial statements of the Registrant are prepared in accordance with U.S. GAAP. Accounting practices under Canadian GAAP and U.S. GAAP, as they affect the Registrant, are substantially the same, except for the following:
Canadian GAAP cash flows relating to resource property exploration costs would be reported as investing activities. For U.S. GAAP these costs are characterized as operating activities.

5.A            Operating Results

In prior years the Registrant abandoned all of its mineral property interests. The Registrant currently has no business operations and has not generated any material revenues to December 31, 2006 other than as follows: During the 2002 fiscal year, the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the "General
Partnership"), with two other companies. The General Partnership acquired an interest in 1999 Investment Co. Limited Partnership
 (the "Limited Partnership"), an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The Company has a 27.66% interest in the General Partnership. In 2003 the Company received a cash distribution of $179,483 from the General Partnership. The
Company does not expect to receive further cash flows.
The Registrant does not anticipate revenues in the near future.
Should the Registrant acquire, make investments in, or enter into strategic alliances in the future, the Registrant would seek to raise additional funds through either a private debt or equity offering.
The Registrant currently does not have sufficient working capital to support any business operations.
The Registrant denominates its financial statements in U.S. dollars and reports in U.S. dollars. The Registrant's operations have been primarily conducted in Canadian dollars. The Registrant does not currently engage in foreign currency hedging and its operations are subject to foreign currency fluctuations. Such fluctuations may materially affect the Registrant's financial position and results of its operations. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, the Registrant may suffer losses due to adverse foreign currency fluctuations.
The Year Ended December 31, 2006 Compared to The Year Ended December 31, 2005 Other Items. The Registrant generated no income for the years ended
December 31, 2006, 2005, 2004, 2003 and 2002 compared with
$8,125 in other income for the year ended December 31, 2001.
The Registrant does not anticipate it will generate any additional revenues, other than those mentioned in this document until it can acquire or capitalize on a business opportunity. The registrant is in the process of evaluating prospective business opportunities, but has not current plans of arrangements with respect to such opportunities. There can be no assurance that the Registrant will acquire or capitalize on any opportunities. During 2006 operating expenses consist of professional fees and administrative expenses including telephone, travel and other general corporate expenses. Operating expenses for 2006 were $15,427 compared to $45,150 for 2005. The Registrant paid substantially less for operating activities due to the reduced operations of the Registrant during the year ended December 31, 2006.
Interest expense for the year ended December 31, 2006 was $16,285 compared to $nil for the year ended December 31, 2005. The increase was due to the cost of borrowing at a 10% interest rate to pay out its accounts payable which were reduced by $54,979 during the year ended December 31, 2006.
Professional fees were approximately $6,000 for the year ended
December 31, 2006 (year ended December 31, 2005: $6,000).
There were no payroll expenses relating to general and administrative activities for the year ended December 31, 2006 or 2005. There was $23,220 accrued as management fees in 2005 compared with $nil in management fees for the year ended December 31, 2006. The decrease reflects the decreased activity of the Registrant.
Investor relations expenses were $nil for the years ended December
31, 2006 and  2005.
The Registrant anticipates that future general and administrative expenses will be approximately $5,000 a month or $60,000 a year, based on current operations.
Stock based compensation cost: The Registrant incurred $nil non-cash stock based compensation charges for the years ended December
31, 2006 and 2005.

5.B            Liquidity and Capital Resources
As of December 31, 2006 the Registrants had $2,100 cash on hand
(2005: $nil) and its working capital was a deficit of $141,531 at December 31, 2006 (2005: $137,310 deficiency).
Since inception the Registrant has financed its operations mainly from capital contributions. However, during the year ended December
31, 2006 the Registrant received net proceeds of $62,882 from promissory and other notes payable and realized a gain of $26,317 on the settlement of accounts payable.
Net cash used by operating activities was $(60,374) for the year ended December 31, 2006. This compares with net cash provided by operating activities of $823 for the year ended December 31, 2005.
The Registrant has no operating business and can only estimate operating expenditures for the next twelve (12) months. The Registrant anticipates that it will require additional funds once it has identified an acquisition target or investment opportunity, or entered into a strategic alliance with as yet unidentified operating companies in the technology or resource industries. There can be no assurance that such financing will be available to the Registrant or, if it is, that it will be available on terms acceptable to the Registrant. If the Registrant is unable to obtain the financing necessary to support its future operations, it may be unable to continue as a going concern. The Registrant currently has no commitments for any credit facilities such as revolving credit agreements or lines of credit that could provide additional working capital.
The Registrant has financed its operations by the sale of its common shares, both by public offerings and by private placements. The
Registrant has no sources of liquidity and intends to finance future acquisition or business operations by issuing debt or equity securities. The operations of the Registrant are dependent upon the general state of the public equity capital markets and specifically on the state of the public equity markets for small capitalization resource exploration and technology companies. There can be no assurance that any additional financings will be available to the Registrant on favorable terms or at all. The Registrant is subject to various risks and uncertainties, which appear elsewhere in this document.

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

5.E            Off Balance Sheet Arrangements
There are no known significant off balance sheet arrangements other . than those disclosed in this Form 20-F and in the Registrant's audited consolidated financial statements for the year ended December 31, 2006.

5.F            Tabular Disclosure of Contractual Obligations
The Registrant has no current material contractual obligations.

5.G            Safe Harbor
This document may contain forward-looking statements. The Registrant desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward-looking statements.
Several important factors, in addition to the specific factors discussed in connection with such forward-looking statements individually, could affect the future results of the Registrant and could cause those results to differ materially from those expressed in the forward-looking statements contained herein.
The Registrants estimated or anticipated future results or other non-historical facts are forward-looking and reflect the Registrants current perspective of existing trends and information. These statements involve risks and uncertainties that cannot be predicted or quantified, and consequently actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the success of the Registrants exploration and development activities, environmental and other regulatory requirements, foreign exchange issues, mineral deposit estimates and mineral prices, competition by other mining companies, financing risks, mineral title issues, insider conflicts of interest, political stability issues, and other risks and uncertainties detailed in this report and from time to time in the Registrant's other Securities and Exchange Commission ("SEC") filings.
Therefore, the Registrant wishes to caution each reader of this document to consider carefully these factors as well as the specific factors that may be discussed with each forward-looking statement in this document or disclosed in the Registrant's filings with the SEC as such factors, in some cases, could affect the ability of the Registrant to implement its business strategy and may cause actual results to differ materially from those contemplated by the statements expressed therein.
 Forward-looking statements are subject to a variety of risks and uncertainties in addition to the risks referred to in "Risk Factors" under Item 3.D above.

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A            Directors and Senior Management
The following table sets forth the name, position with the Registrant, age and municipality of residence:

Name and Municipality of
Residence                   Position with Registrant        Age
Christopher Dean,
Yorkshire, England
                            President, Director  (1)         43

Nicholas Alexander,
Lighthouse Point, Florida
                             Secretary, Director  (1)        22

(1) Appointed President or Secretary, and Director on March 11, 2006.
Members of the Board of Directors are elected by the holders of the Registrants Shares to represent the interests of all shareholders. The
Board of Directors meets periodically to review significant developments affecting the Registrant and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. The only standing committee of the Board of Directors of the Registrant will be an Audit Committee. This committee, once constituted, is directed to review the scope, cost and results of the independent audit of the . Registrants books and records, the results of the annual audit with management and the adequacy of the Registrants accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Registrants independent auditors; and to report to the Board of Directors, when so requested, on any accounting or financial matters.
None of the Registrants directors or executive officers is party to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Registrant. The following sets out additional biographical information for each of the Issuers directors and officers:
Christopher Dean, President and Director

Mr. Dean currently resides in Yorkshire, England. Mr. Dean and his family have a history in construction, development and supplying building materials in both the UK and Spain. The family companies were dedicated to the high-end housing market in all of England, with a focus on the real estate market in London due to the large volume of high quality stone that they produced. Mr. Dean handled the financial affairs of his familys businesses. He joins the company as Secretary and Treasurer and will see to the Companys achieving milestones necessary for continued growth.
Nicholas Alexander, Secretary and Director
Mr. Alexander has experience in real estate, corporate structuring and in corporate management. Mr. Alexander orignated his own real estate company, Realty Excellence in 2005. Mr. Alexander also is president of his own investment company, Alexander Capital
Corporation.
There are no arrangements or understandings among any of the directors regarding their election as a director.

6.B            Compensation
Statement Of Executive Compensation
The Registrant is required under applicable securities legislation in Canada to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid to the Registrants directors and officers that has been disclosed to the Registrants shareholders under applicable Canadian law.
During the fiscal year ended December 31, 2006 the aggregate compensation paid by the Registrant to all individuals who were directors in all capacities as a group was $nil.
The table below discloses information with respect to executive compensation paid by the Registrant to its directors for the fiscal years ended December 31, 2006, 2005, 2004 and 2003. The following table sets forth, for the periods indicated, the compensation of the directors.
Executive Compensation
The following table sets forth, for each of the Companys three most recently completed financial years, the compensation of the CEO and the President (also herein referred to as the "CEO"). No persons earned in excess of $100,000 per annum during such periods. The CEO is therefore the only "Named Executive Officer". Information has been provided for the following individuals:


Name and           Year          Annual Compensation
Principal                       Salary     Bonus      Other
Position					     Annual
						   Compensation($)



Ronald W.
Noble (1)         2006		Nil	    Nil		Nil
		  2005		Nil	    Nil		Nil
		  2004		Nil	    Nil		Nil
		  2003 		9,800       Nil		Nil





William N.
Gardiner (2)(6)   2006		Nil	    NIl		Nil
		  2005		Nil	    Nil		Nil
		  2004		Nil	    Nil		Nil
		  2003 		9,000	    Nil		Nil


Clair Calvert	  2006		Nil	    Nil		Nil
		  2005		Nil	    Nil		$12,900
		  2004		Nil	    Nil		$18,690
		  2003		Nil	    Nil		Nil


Christopher
Dean		  2006		Nil	    Nil		Nil
		  2005		Nil	    Nil		Nil



Nicholas
Alexander	  2006		Nil	    Nil		Nil
		  2005		Nil	    Nil		Nil




			Long term Compensation
			        Awards
                           Securities   Restricted
                           Under         Shares or
			 Options/       Restricted
			  SARs(4          Share       LTIP(5)   All Other
                         granted           Units      payouts    Compensation
                            (#)              ($)         ($)         ($)

Ronald W.	  2006	    NIL		    Nil		Nil	   Nil
Noble (1)         2005	    Nil		    NIl		Nil	   Nil
		  2004      NIL             NIL         NIL        NIL
                  2003      NIL             NIL         NIL        NIL

William N.
Gardiner(2)(6)    2006      nil             NIL         NIL        NIL
		  2005      NIL             NIL         NIL        NIL
	          2004      NIL             NIL         NIL        56,556
                  2003      NIL             NIL         NIL        NIL

Clair Calvert     2006      NIL             NIL         NIL        NIL
                  2005      NIL             NIL         NIL        NIL
                  2004      NIL             NIL         NIL        NIL
                  2003      NIL             NIL         NIL        NIL


Christpher
Dean              2006      NIL             NIL         NIL        NIL
                  2005      NIL             NIL         NIL        NIL

Nicholas
Alexander         2006      NIL             NIL         NIL        NIL
                  2005      NIL             NIL         NIL        NIL
Notes:
(1)
Mr. Noble was appointed as the President of the Company on June 17, 2003 and resigned November, 2004

(2)
Mr. Gardiner was appointed Chief Executive Officer of the Company in July 2000 and resigned June 17, 2003

(3)
January 1 to December 31.

(4)
Stock appreciation rights.

(5)
Long-term incentive plan

(6)
Lifestyle Corporate Sales Ltd., a non-reporting company controlled by
 William N. Gardiner received Management Fees in the amount of $9,000 during the financial year ended December 31, 2003.
See also 4.B
Termination of Employment, Change in Responsibilities and Employment
 Contracts, Cancellation of Stock Options
All stock options were canceled in 2004. These stock options were granted at $0.17 per share to former officers, directors and employees who have all resigned.
The Company does not have any employment contracts in place.
INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS None of the directors, executive officers and senior officers of the
 Company, proposed nominees for election or associates of such persons is or has been indebted to the Company, other than routine indebtedness, with the exception of William N. Gardener as noted previously, in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of the Company (see also 4.B)
Options and Stock Appreciation Rights ("SARs")
As of September 30, 2004 there were stock options granted to former officers, directors and employees for 1,254,000 shares of common stock at an exercise price of $0.17 per share. As of December 15, 2004 all of those stock options were cancelled as the former officers, directors and employees have all resigned. No incentive stock options were granted to the Named Executive Officers during the most recently completed financial year (January 1, 2006 to December 31, 2006) (the "Financial Period").
Pension Plan
The Registrant does not have any pension plan arrangements in place. Compensation of Directors
During the Financial Period, the following compensation was paid to the directors of the Company for their services:

(a)
In their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b)
As consultants or experts
Christopher Dean: $nil
Nicholas Alexander: $nil
No funds were set aside or accrued by the Registrant or its subsidiaries during the year ended December 31, 2006 to provide pension, retirement or similar benefits for directors or officers of the Registrant pursuant to any existing plan provided or contributed to by the Registrant or its subsidiaries under applicable Canadian laws.
The Registrant does not compensate its directors for their services as directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.
The Board of Directors makes separate remuneration to any director undertaking services on behalf of the Registrant other than services ordinarily required of a director. Other than as indicated below, no director received any compensation for his services as a director, including any committee participation or special assignments.
A total of $nil was accrued as payable to officers from January 1, 2006 through December 31, 2006 for management fees ($12,900 for 2005). No amounts have been set aside or accrued by the Registrant during fiscal 2006 to provide pension retirements or similar benefits for directors or executive officers of the Registrant pursuant to any plan provided for or contributed to by the Registrant.
The Registrant has no plans or arrangements in respect of remuneration received or that may be received by executive officers of the Registrant in the current year to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per year per executive officer.
No director or executive officer of the Registrant received other compensation in excess of the lesser of $25,000 or 10% of such officers cash compensation as reported in the above and all directors and executive officers as a group did not receive other compensation which exceeded $25,000 times the number of persons in the group or 10% of the compensation reported in the table set forth above.
The Registrant has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Registrant's directors or executive officers.

6.C             Board Practices
Statement Of Corporate Governance Practices
The Board has not yet constituted any committees due to its size and current minimal activity. Given the Registrants current stage of development, the Board is presently of the view that it functions effectively as a committee of the whole in this regard in relation to general corporate governance matters. Nonetheless, it will continue to monitor its effectiveness on an on-going basis, with a view to implementing additional governance as required at the appropriate time.
The term of office of each of the directors will continue until the next annual general meeting, or until his successor is duly elected, unless his office is vacated in accordance with the articles of the Registrant.
The Articles of the Registrant presently provide that the Board of Directors shall consist of not less than three and not more than that number of Directors that is set by an ordinary resolution by the shareholders of the Registrant (excluding additional directors that may be appointed between annual general meetings). The Board of Directors is of the view that its present board is appropriate and facilitates effective decision-making. In November 2004, the Companys Bylaws were amended so that a minimum of one director could sit on the Board of Directors will full right and authority.
The Board of Directors is of the view that the decision to not set up various committees such as a Nominating, Human Resources, Governance or Compensation Committee is appropriate having regard to cost and time issues and the shareholder structure of the Registrant and the operating size of the Registrant.
Having regard to the current stage of development of the Registrant, the Board is of the view that the well-recognized duties and responsibilities of directors of public companies provide adequate guidance to the Directors at this time. As a result, specific position descriptions for Directors have been deferred until the Registrants development reaches a more advanced stage.
The Chairman of the Board is a member of management, as is the norm with companies with similar size. However, the Directors feel that this is not an impediment to the proper discharges of the directors responsibilities. Furthermore, the interaction between senior management and directors both at and outside meetings ensures that the directors are properly informed and that the directors' experience is brought to bear when needed by management. The unrelated Directors believe that their majority on the Board, their knowledge of the Registrants business and their independence are sufficient to facilitate the functioning of the Board independently of management. There are no Directors service contracts to provide benefits upon the termination of employment.
The Company intends to form an audit committee as soon as practical. The Audit Committee is directed to review the scope, cost and results of the independent audit of the Registrants books and records, the results of the annual audit with management (and the internal auditors if any) and the adequacy of the Registrants accounting, financing and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Registrants independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters.

6.D             Employees
The Registrant's business is administered principally from its office in
 Vancouver, British Columbia, Canada. As of December 31, 2006 the Registrant had no full time employees.

6.E            Share Ownership
The various tables in Items 6.A and 6.B set forth the common shares held by each senior officer and/or director as well as any options to purchase common shares held, the exercise prices of such options and the expiration dates of such options in the format as required in the home country (Canada) of the Registrant.
Details of all total outstanding options, warrants and other rights to purchase securities of the Registrant and its subsidiaries as at June 30, 2007 are set forth below:

Name                Securities beneficially owned,     Percent of Issued and
                    directly or indirectly or over      Oustanding Shares
                    which direction or control is        Capital (1)
                             exercised
Percent of Issued and
Outstanding Share
Capital (1)
There are no outstanding options, warrants or other rights to purchase securities

(1) 78,789,619, shares were issued and outstanding as of June 30, 2007

All stock options issued to former officers, directors and employees have been canceled as of December 15, 2004.

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A            Major Shareholders
To the best of the Registrant's knowledge, the Registrant is not directly or indirectly owned or controlled by another company or by any foreign government or by any other natural or legal person(s) severally or jointly. Subsequent to December 31, 2006 the Company issued of 63,000,000 shares of common stock to the directors of the Company for their services provided to the Company.
There are no arrangements, known to the Registrant, the operation of which may at a subsequent date result in a change in its control.
As at July 10, 2007 the only persons or groups known to the Registrant to own more than 5% of the Registrant's issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Registrant as a group are as follows:

Identity of
Person or Group             Title of Class   Shares Owned  Percentage of Class


CDS   Canadian Depository (1)  Common shares
Toronto, Ontario, Canada                         12,041,733        15.28%



Christopher Dean              Common shares      58,000,000*        73.64%


Nicholas Alexander	      Common shares	 5,000,000           6.35%
*As at July 10, 2007

(1)
Owners of record only. CDS is a clearing agency through which
 Canadian brokers and dealers hold their securities. The Registrant believes that these shares are held in a fiduciary, trustee, or nominee capacity by the registered holder. The Registrant does not know the identities of the beneficial owners
of such shares.   The Registrant is not aware of any other
person, group of persons or entity who beneficially owns more than 5% of the Registrants outstanding common shares.
All shares of the Registrant, including all those held by any major shareholders, are common shares with similar voting rights.

7.B            Related Party Transactions
Other than as set forth below and in the Registrants audited financial statements and other than transactions carried out in the ordinary course of business of the Registrant or any of its subsidiaries, none of the directors or senior officers of the Registrant, a proposed management nominee for election as a director of the Registrant, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of the Registrant nor an associate or affiliate of any of the foregoing persons had since January 1, 2006
(being the commencement of the Registrant's last audited fiscal period)
 any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Registrant or any of its subsidiaries (see also 7.A).
During the year ended December 31, 2006 the Registrant has entered into the following related party transactions:
The sum of $nil was accrued as payable to the President of the Company
 ($12,900 during 2005).
During the year ended December 31, 2006 the Company accrued as payable
$nil in fees to an officer (the Registrants sole employee/consultant) of the Company for services and rent ($10,320 during 2005). As of December 31, 2006 no amounts are due from related parties. At December 31, 2006 the Company owes $45,908 (2005 - $45,236) to a former director and to a former officer/consultant of the Company. The amounts due accrue interest at 10% per annum. Any unpaid amount is convertible to shares of common stock at $0.01 per share at the discretion of the creditor for as long as a balance remains unpaid. The Registrants directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Item 4.D provides further details.

7.C             Interests of Experts and Counsel
This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 7.C is not required.

ITEM 8.             FINANCIAL INFORMATION
8.A             Financial Statements and Other Financial Information
Financial statements audited by an independent auditor and accompanied by an audit report are comprised of the following, which are attached hereto and form a part hereof.

(a)
Balance Sheets as of December 31, 2006;

(b)
Statements of Operations and Deficit for each of the years ended
 December 31, 2006 and 2005 and for the period from commencement of the development stage January 1, 2000 to December 31, 2006;

(c)
Statements of Cash Flows for each of the years ended December 31,
 2006 and 2005 and for the period from commencement of the development stage January 1, 2000 to December 31, 2006;

(d)
Statement of Changes in Stockholders Equity for the period from commencement of the development stage January 1, 2000 to December 31, 2006; and

(e)
Notes to the financial statements.
The Registrant is not involved in any legal or arbitration proceedings which may have, or had in the recent past, significant effects on the Registrants financial position or profitability, including governmental proceedings pending or known to be contemplated.
Dividend Policy
The Registrant has not, during its last five completed financial years, declared or paid any dividends on its common shares and does not currently intend to pay dividends. Earnings, if any, will be retained to finance further growth and development of the business of the Registrant. Dividends will, in all probability, only be paid in the event the Registrant successfully brings one of its properties into production.

8.B            Significant Changes
There has been no significant change in the financial condition of the Registrant since December 31, 2006.

ITEM 9.            THE OFFER AND LISTING

9.A            Offer and Listing Details
This Form 20-F is filed as an annual report under the Exchange Act and does not relate to a new offer of securities and accordingly the information called for is not required, other than the price history information below.
The Common Shares of the Registrant have been quoted on the Over The Counter Bulletin Board in the United States of America since February 11, 2000. Over the counter quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions. The Registrants common shares are quoted under the symbol APVLF.

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

2.
Set forth below is a summary of provisions contained in the Registrants
 Articles with respect to:


(a)
Directors power to vote on a proposal, arrangement or contract in which the director is materially interested:
None.


(b)
Directors power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:
None.


(c)
Borrowing powers exercisable by the directors and how such borrowing powers can be varied:
None.

(d)
Retirement or non-retirement of directors under an age limit requirement:
The directors are not required to retire upon reaching a specific age.

(e)
Number of shares, if any, required for directors qualification:
A director is not required to hold any shares of the Registrant.

3. All common shares of the Registrant rank equally as to dividends, voting powers and participation in assets and in all other respects.
Each share carries one vote per share at meetings of the shareholders of the Registrant.
There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The shares presently issued are not subject to any calls or assessments. There is a Shareholders Rights Plan detailed below:

4. The rights of holders of common shares may not be modified other than by vote of seventy five per cent (75%) of the common shares voting on such modification. Because a quorum for a general meeting of shareholders can exist with one shareholder (proxy-holder) personally present, the rights of holders of common shares may be modified by the votes of less than a majority of the issued common shares of the Registrant.
Shareholders may apply to the Supreme Court of British Columbia for various remedies on the grounds that the affairs of the Registrant are being conducted in a manner oppressive to one or more of the shareholders or that some resolution of shareholders has been passed or is proposed that is unfairly prejudicial to one or more of the shareholders. That Court may, with a view to bringing it to an end or to remedying the matters complained of, make an interim or final order if it considers appropriate, including the following:

(a)
Direct or prohibit any act or cancel or vary any transaction or resolution;

(b)
Regulate the conduct of the Registrant's affairs in the future;

(c)
Provide for the purchase of the Common Shares of any member of the Registrant by another member of the Registrant, or by the Registrant;

(d)
In the case of a purchase by the Registrant, reduce the Registrants capital or otherwise;

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

10.C             Material Contracts
For the two years immediately preceding December 31, 2006 there were no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Registrant or any member of the group was a party. For a description of those contracts entered into in the ordinary course of business refer to

 Item 4B  Business Overview. Subsequent to December 3, 2006 the
Company issued 63,000,000 shares of common stock to directors of the Company for their services provided to the Company.

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

Distribution on Common Shares of the Company
U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such istributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the
 U.S. Holders federal income tax liability or, alternatively, may be deducted in computing the U.S. Holders federal taxable income by those who itemize deductions. (The section, "Foreign
Tax Credit", below provides more details). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holders adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. In the case of foreign currency received as a dividend that is not converted by the recipient into U.S.
dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income. Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain
 United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain
 circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). The availability of this deduction is sbject to several complex limitations that are beyond the scope of this discussion. Certain information reporting and backup withholding rules may apply with respect to the Companys common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 31% of any payments to a holder of the Company's common shares of dividends on, or proceeds from the sale of, such common shares within the
U.S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holders U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the Companys common shares.

Foreign Tax Credit
A U.S. Holder who pays (or has withheld from distributions)
Canadian income tax with respect to the ownership of common
 shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayers income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.
There are significant and complex limitations that apply to the credit among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holders United States income tax liability that the
 U.S. Holders foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 with respect to the payment of dividends by the Company under certain circumstances and subject to  complex rules and limitations.
The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S.
 Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

Disposition of Common Shares of the Company
A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholders tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, Any unused portion of such net capital loss can be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations
In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:


Foreign Personal Holding Company
If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Companys outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United
States and (ii) 60% (50% in some circumstances) or more of the Companys gross income for such year was "foreign personal holding company income" (e.g. dividends, interest and similar income), the Company may be treated as a "foreign personal holding company."
 In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income. The
 Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year. Foreign Investment Company If 50% or more of the combined voting power or total value of the Companys outstanding shares is held, directly or indirectly, by citizens or residents of the United tates, United States domestic partnerships or Registrants, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company.
However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.


Passive Foreign Investment Company
As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company
 ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Companys assets which produce or are held for the production of passive income. U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain "excess distributions" on and dispositions of PFIC stock. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions. Special rules apply to U.S.
 Holders who own their interests in a PFIC through intermediate entities or persons. In addition, subject to certain limitations,
U.S. Holders owning, actually or constructively, marketable
(as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess distribution regime of section 1291 described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses. This alternative will apply to taxable years of U.S. Holders beginning after 1997 and taxable years of foreign corporations ending with or within such taxable years of U.S. Holders. The Company believes that it was not a PFIC for its fiscal year ended December 31, 2004 and does not believe that it will be a PFIC for the fiscal year ending
December 31, 2005. However, because the PFIC determination is made annually on the basis of income and assets, there can be no assurance that the Company will not be a PFIC in the current or in a subsequent year. In addition, there can be no assurance that the Companys determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEFs in the event that it qualifies as a PFIC.
Controlled Foreign Registrant If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the
United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the
 Company ("United States Shareholder"), the Company could be treated as a controlled foreign corporation ("CFC") under
Subpart F of the Code.

This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United
States shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFCs earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts.
In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a United States
Shareholder at any time during the five-year period ending
 with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a
 PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign Registrants ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.


Certain Canadian Federal Income Tax Considerations
A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada. The consequences, if any, of provincial, state and local taxes are not considered. The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual
 circumstances of the matters referred to herein and of any provincial, state, or local taxes. The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Registrant for a shareholder of the Registrant who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Registrant as capital property for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholders holding in the
Registrant is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Income Tax Act and the regulations there under and on an understanding of the administrative practices of Canada Customs & Revenue
 Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholders own Canadian and U.S.
 tax advisors. The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980),
 as amended (the "Convention").


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


Dispositions of Common Shares
Under the Canadian Tax Act, a taxpayers capital gain or capital loss from a disposition of a share of common stock of the Registrant is the amount, if any, by which his or her proceeds of disposition exceed
(or are exceeded by, respectively) the aggregate of
 his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Fifty percent of the capital gains net of losses are included in income.
 The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

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

PART II
ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF    PROCEEDS
Not applicable

ITEM 15.             CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Based upon the evaluation of the effectiveness of the disclosure controls and procedures within 90 days prior to the filing date of this annual report, the Registrants President, acting as the Companys Chief Executive Officer and Chief Financial Officer
 has concluded that, as of such date, the disclosure controls and procedures were effective to ensure that material information relating to the Registrant was made known to others within the company particularly during the period in which this annual report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Management of the Registrant recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Changes in Internal Controls over Financial Reporting
There were no changes in the Registrant's internal controls or in other factors that could y affect these controls subsequent to the date the Chief Executive Officer completed his evaluation, nor were there any deficiencies or material weaknesses in the Registrants internal controls requiring corrective actions.

ITEM 16.             AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF
ETHICS AND PRINCIPAL ACCOUNTANT FEES  AND SERVICES

16.A             Audit Committee Financial Expert
The Registrant does not currently have a financial expert nor an audit committee due to its relatively small size. In 2006 the Registrant had no consultant/employees. In June 2005 the Registrant retained the audit services of Madsen & Associates, CPAs, Inc. of Murray, Utah to perform the audit on its year-end consolidated financial statements. The Registrant believes that it has adequate resources available to it when financial expertise and advice are necessary.

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

Compliance with applicable laws, rules and regulations; and

Prompt internal reporting of any violations, whether actual or potential, in the code of ethics.

16.C             Principal Accountant Fees and Services
The following table discloses accounting fees and services of the Registrant:

Type of Services rendered       	 2006  		2005
					Fiscal Year   Fiscal Year

(a) Audit Fees                          $6,000.00    $6,000.00
$6,975.00

(b) Audit-Related Fees incurred
and accrued (e.g. review of
Form 20-F)                          Included above   Included above
Included above

(c) Tax Fees                               Nil          Nil

(d) All Other Fees                         Nil          Nil
Nil

16.D             Exemptions from the Listing Standards for Audit Committees
Not applicable

16.E             Purchases of Equity Securities by the Issuer and
 Affiliated Purchasers
Not applicable

PART III

ITEM 17.             FINANCIAL STATEMENTS
The following financial statements and related schedules are included in this Item
Financial Statements
Auditors report dated July 10, 2007

Balance Sheet as of December 31, 2006;

Statements of Operations and Deficit for each of the years ended
 December 31, 2006 and 2005 and for the period from commencement of the development stage January 1, 2000 to December
31, 2006;

Statements of Cash Flows for each of the years ended December
31, 2006 and 2005 a nd for the period from commencement of the development stage January 1, 2000 to December
31, 2006;

Statement of Changes in Stockholders Equity for the period from commencement of the development stage January 1, 2000 to December 31, 2006; and

Notes to the financial statements.

ITEM 18.             FINANCIAL STATEMENTS
See Item 17

ITEM 19.             EXHIBITS
Exhibit
Number
Description
Page # in
Sequential
Numbering
System

1.1(1)
Memorandum and Articles of Incorporation of the Registrant, as amended
N/A

1.2(1)
Certificate of Registration of an Extra-territorial
Company  Northwest Territories
N/A

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

DATED at Yorkshire, England as of July 12, 2007.

APIVA VENTURES LIMITED
Per:
/s/ Christopher Dean

Christopher Dean, President



/s/ Nicholas Alexander

Nicholas Alexander, Secretary

























MADSEN & ASSOCIATES, CPAs Inc.          684 East Vine St, Suite 3
Certified Public Accountants
and Business Consultants                 Murray, Utah 84107

Telephone 801 268-2632
 Fax 801-262-3978


Board of Directors
Apiva Ventures Limited
Bellevue,  Washington

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheet of Apiva
 Ventures Limited (development stage company) at December 31, 2006 and the related statements of operations, stockholders equity, and cash flows for the years ended December 31, 2006 and 2005 and the period January
1, 2000 (date of inception of development stage) to December 31, 2006. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to
above present fairly, in all material respects, the financial position of Apiva Ventures Limited at December 31, 2006, and the results of operations, and cash flows for the years ended December 31, 2006 and 2005 and the period January
1, 2000   to December 31, 2006,  in conformity
with accounting principles generally accepted in the United
States of America.

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


Salt Lake City, Utah
July 10, 2007
s/Madsen & Associates, CPAs Inc.


APIVA VENTURES LIMITED
(Development Stage Company)
BALANCE SHEET
December 31, 2006


ASSETS
CURRENT ASSETS
Cash on hand	             $   2,100


Total Assets                 $   2,100



LIABILITIES AND STOCKHOLDERS DEFICIT
CURRENT LIABILITIES

Accounts payable             $  20,138
Accrued interest payable        16,285
Notes payable                  108,790


Total Current Liabilities      145,213

STOCKHOLDERS DEFICIT

Common stock
 100,000,000 shares authorized at no par value
 15,789,619 shares issued
 and outstanding             9,792,001
Additional paid-in capital     874,338
Accumulated comprehensive loss (40,204)
Accumulated deficit        (10,769,248)

Total Stockholders Deficit    (143,113)
                             $   2,100



The accompanying notes are an integral part of these financial statements.










APIVA VENTURES LIMITED
(Development Stage Company)
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2006 and 2005 and the Period January 1, 2000 (Date of Inception of
Development Stage) to December 31, 2006

                         			Jan 1, 2000
                   Dec 31,          Dec 31,      to Dec 31,
                    2006             20005            2006
REVENUES	$      -         $      -     $       -
EXPENSES

Administration	    15,427	     45,150  	2,061,728
Amortization	     -                 - 	   67,333

NET LOSS from
operations        (15,427)	    (45,150) 	 (2,129,061)

OTHER INCOME AND EXPENSES

Valuation of
conversion rights (42,066)          (21,033)      (63,099)

Interest
income (expense)  (16,285)            - 	   5,703

Gain on settlement
of accounts
 payable           26,317             -            26,317

 Income distribution
 from partnership    -   	      -           179,404

Gain (loss) on sale
and disposal
 of assets           -                 - 	 (956,940)

NET LOSS            (47,461)	 (66,183) 	 (2,937,909)

Foreign exchange
adjustment             (408)      (1,821)           169,662

NET COMPREHENSIVE
LOSS              $ (47,869)	$ (68,004) 	$ (2,768,247)


NET LOSS PER COMMON SHARE

Basic and diluted  $   (.00)  	$      (.01)


AVERAGE OUTSTANDING SHARES  (stated in 1,000s)

 Basic	 	      15,790	     15,790
Diluted               28,300         28,300

The accompanying notes are an integral part of these financial statements.





APIVA VENTURES LIMITED
(Development Stage Company)STATEMENT OF CHANGES
 IN STOCKHOLDERS' EQUITY
Period January 1, 2000 (Date of Commencement of
Development Stage) to December 31, 2006
                                       Common Stock              Additional
                                    Shares        Amount       Paid in Capital

Balance January 1, 2000         13,078,619     $8,164,643         $113,279

Issuance of stock for
private placement                1,041,000      1,276,835              -

Issuance of stock for
exercise of options              1,307,000        213,288              -

Stock based compensation	   -                      -           381,846

Issuance of stock
options to consultants             -                      -           290,919

Net operating loss for the year ended
December 31, 2000                  -                      -              -

Foreign exchange rate
adjustment                         -                      -              -

Balance December 31, 2000        15,426,619       9,654,766           786,044

Issuance of stock for
exercise of options                 50,000              8,787	          -

Issuance of stock for
mineral properties                  200,000	        109,396	          -

Stock options issued
to consultants	                     -	                   -            25,195

Net operating loss for the year ended
    December 31, 2001                -		           -

Foreign exchange rate
 adjustment	                     -	                   -                -

Balance December 31, 2001	 15,676,619       9,772,949            811,239

Issuance of stock for
exercise of options	           113,000            19,052                -

Net operating loss for the year end
December 31, 2002	             -	                   -	            -

Foreign exchange rate adjustment     -                     -                -

Balance December 31, 2002         15,789,619	     9,792,001           811,239

Net operating profit for the year ended
December 31, 2003		     -		            -	             -

Foreign exchange rate
adjustment                           -                      -                -

Balance December 31, 2003         15,789,619	    9,792,001           811,239

Net operating loss for the
 year ended
December 31, 2004		     -			    -	              -

Foreign exchange
rate adjustment                      -                      -                 -

Balance December 31, 2004         15,789,619        9,792,001            811,239

Net operating loss
for the year ended
December 31, 2005                    -                   -                     -

Valuation of conversion rights       -                   -                21,033

Foreign exchange
rate adjustment                      -                   -                     -

Balance December 31, 2005         15,789,619        9,792,001            832,272

Net operating loss for
 the year ended
December 31, 2006                    -                    -                    -

Valuation of conversion rights       -                    -               42,066

Foreign exchange rate
adjustment                           -                    -                    -

Balance December 31, 2006         15,789,619        $9,792,001          $874,338


						Accumulated       Comprehensive
						   Deficit           Losses

Balance January 1, 2000                         $(7,831,339)      $(209,866)

Issuance of stock for private placement               -                 -

Issuance of stock for exercise of options             -                 -

Stock based compensation	                      -                 -

Issuance of stock options to consultants              -                 -

Net operating loss for the year ended
December 31, 2000                                (2,163,889)            -

Foreign exchange rate adjustment                       -             25,836

Balance December 31, 2000                       (9,995,228)        (184,030)

Issuance of stock for exercise of options	      -	                -

Issuance of stock for mineral properties              -	                -

Stock options issued to consultants	              -                -

Net operating loss for the year ended
    December 31, 2001			          (418,623)             -

Foreign exchange rate adjustment	              -             151,073

Balance December 31, 2001	                (10,413,851)        (32,957)

Issuance of stock for exercise of options              -                -

Net operating loss for the year end
December 31, 2002			           (179,005)	        -

Foreign exchange rate adjustment                       -             (7,639)

Balance December 31, 2002	                (10,592,856)         (40,596)

Net operating profit for the year ended
December 31, 2003			            18,900               -

Foreign exchange rate adjustment                       -               7,881

Balance December 31, 2003                       (10,573,956)          (32,715)

Net operating loss for the year ended
      December 31, 2004			           (81,648)	           -

Foreign exchange rate adjustment                        -              (5,260)

Balance December 31, 2004                       (10,655,604)           (37,975)

Net operating loss for the year ended
     December 31, 2005                             (66,183)                -

Valuation of conversion rights                         -                   -

 Foreign exchange rate adjustment                      -               (1,821)

Balance December 31, 2005                       (10,721,787)           (39,796)

Net operating loss for the year ended
December 31, 2006                                   (47,461)                -

Valuation of conversion rights                      -                       -

Foreign exchange rate adjustment                    -                  (408)


Balance December 31, 2006                      $(10,769,248)         $(40,204)







The accompanying notes are an integral part of these financial statements

APIVA VENTURES LIMITED
(Development Stage Company)
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005 and the Period
January 1, 2000 (Commencement of Development Stage) to December 31, 2006





				Dec 31		Dec31		Jan 1, 2000 to
				2006		2005		Dec 31, 2006


CASH FLOWS FROM
OPERATING ACTIVITIES
Net profit (loss)           $  (47,461)     $ (66,183)	       $ (2,937,909)

Adjustments to
reconcile net loss to
net cash provided
by operating activities:
Valuation of
conversion rights               42,066         21,033               60,099

Stock options and
stock based compensation	   -             -                  697,960

Amortization		           -    	 - 	             11,715

Net losses on sale
and disposal of assets		   -   	          -  	            956,940

Valuation adjustment
of account receivable	           -   	          -  	             55,618

Change in accounts payable	(54,979)   	45,973  	    (612,114)

Net Change in Cash
 From Operations	        (60,374)  	  823 	           (1,748,406)

CASH FLOWS FROM
INVESTING ACTIVITIES	 	   -   	         -   	               -

CASH FLOWS FROM
FINANCING ACTIVITIES

Increase in notes payable        62,882            -                 62,882

Proceeds from issuance
of capital stock 	    	   -               -       	  1,517,962

	   			 62,882           -               1,643,641


EXCHANGE RATE ADJUSTMENT	 (408) 	        (1,821)   	    169,662

Net Increase (Decrease)
 in Cash	                 2,100  	  (998)   	      2,100

Cash at Beginning of Period	  -                998                   -

Cash at End of Period         $  2,100        $      -          $    2,100

SCHEDULE OF NONCASH OPERATING ACTIVITIES
     Stock options and stock based compensation: 2000 - 2001	   $697,960

The accompanying notes are an integral part of these financial statements.



APIVA VENTURES LIMITED
(Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

1.	ORGANIZATION

The Company was incorporated under the laws of British
Columbia, Canada on June 20, 1980. Since its incorporation the Company completed several name and authorized stock changes resulting in its present name and authorized common stock of 100,000,000 shares with no par value.

During 1999 the company abandoned its principal business
 activity, the development and operations of mineral properties, and has since been in the development stage.

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






APIVA VENTURES LIMITED
(Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2006

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

On December 31, 2006 the net operating loss available for carry forward for Canadian and United States purposes has not been determined, however, the amount would be fully offset by a valuation reserve because the use of any future tax benefit is doubtful since the Company has no operations.

Environmental Requirements
At the report date any potential environmental requirements related to the mineral claims abandoned (note 1) are unknown and therefore an estimate of any potential future costs cannot be made.

Foreign Currency Translation
Canadian currency is considered the functional currency for the Companys operations. Assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated into U.S. dollars at average exchange rates prevailing during the year. Resulting translation adjustments are included in accumulated comprehensive losses.

Stock-Based Compensation
                 The Company accounts for stock based
 compensation  using the fair value method.

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


APIVA VENTURES LIMITED
(Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2006

3.  PROMISSORY AND OTHER NOTES PAYABLE

The Company has two 10%, demand notes outstanding, due to former officers, resulting from accrued management fees during 2005 and 2004 totaling
$45,908, and a 10%, demand note due an
unrelated party  resulting from loans received in 2006
 of $62,882. Accrued interest on the above notes in the amount of $16,285 has been provided.

Any unpaid amounts on the above notes, including accrued interest, is convertible to common stock at $.01 per share, at the option of the note holder, for as long as a balance remains unpaid, equaling approximately 12,507,000 shares on December 31, 2006.

A  provision for the valuation of the conversion rights has
 been provided and is shown as an expense in the statement of operations and was computed using the Black-Scholes
 (BSM)  model.

4.  SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

The Company issued 63,000,000  common shares to officers-directors during June 2007 for services,
subsequent to  December 31, 2006,   representing   80% of the
outstanding shares, after the issue.

5.  GOING CONCERN

The Company will need additional working capital for any future planned activity and to service its debt, which raises substantial doubt about its ability to continue as a going concern. Continuation of the Company as a going concern is dependent upon obtaining sufficient working capital to be successful in that effort. The management of the Company has developed a strategy, which it believes will
accomplish this objective, through additional short term loans from its officers and equity funding,
which will enable the Company to operate for the coming year.