Form 20-F
period 2007-12-31
APIVA VENTURES LTD
filed 2008-06-17
CIK 1000791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐     Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934,

OR

☒     Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934,
for the fiscal year ended December 31, 2007

OR

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐ For the transition period from _______________ to _______________

Commission file number: 0-18860

APIVA VENTURES LIMITED
(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1040 – 999 West Hastings Street, Vancouver,  B.C., Canada  V6C-2W2   (604) 683-1102

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

December 31, 2007:  78,789,619 common shares without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒     No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☒     Item 18 ☐

TABLE OF CONTENTS: FORM 20-F

PART I				3
	ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		3
	ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		3
	ITEM 3.	KEY INFORMATION		3
		3.A	Selected Financial Data	3
		3.B	Capitalization and Indebtedness	4
		3.C	Reasons for the Offer and Use of Proceeds	4
		3.D	Risk Factors	4
	ITEM 4.	INFORMATION ON THE COMPANY		7
		4.A	History and Development of the Company	7
		4.B	Business Overview	8
		4.C	Organizational Structure	9
		4.D	Property, Plant and Equipment	9
	ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		9
	ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		11
		6.A	Directors and Senior Management	11
		6.B	Compensation	12
		6.C	Board Practices	14
		6.D	Employees	15
		6.E	Share Ownership	15
	ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		15
		7.A	Major Shareholders	15
		7.B	Related Party Transactions	16
		7.C	Interests of Experts and Counsel	16
	ITEM 8.	FINANCIAL INFORMATION		17
		8.A	Consolidated Statements and Other Financial Information	17
		8.B	Significant Changes	17
	ITEM 9.	THE OFFER AND LISTING		17
		9.A	Offer and Listing Details	17
		9.B	Plan of Distribution	17
		9.C	Markets	17
		9.D	Selling Shareholders	17
		9.E	Dilution	17
		9.F	Expenses of the Issue	18
	ITEM 10.	ADDITIONAL INFORMATION		18
		10.A	Share Capital	18
		10.B	Memorandum and Articles of Association	18
		10.C	Material Contracts	19
		10.D	Exchange Controls	20
		10.E	Taxation	20
		10.F	Dividends and Paying Agents	24
		10.G	Statements by Experts	24
		10.H	Documents on Display	24
		10.I	Subsidiary Information	24
	ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		25
	ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		25
PART II				25
	ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		25
	ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		25
	ITEM 15.	CONTROLS AND PROCEDURES		25
	ITEM 16.	AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES		25
		16.A	Audit Committee Financial Expert	25
		16.B	Code of Ethics	25
		16.C	Principal Accountant Fees and Services	26
		16.D	Exemptions from the Listing Standards for Audit Committees	26
		16.E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	26
PART III				26
	ITEM 17.	FINANCIAL STATEMENTS		26
	ITEM 18.	FINANCIAL STATEMENTS		26
	ITEM 19.	EXHIBITS		27

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

ITEM 3.             KEY INFORMATION

3.A            Selected Financial Data

The following financial information with respect to the years ended December 31, 2007, 2006, 2005, 2004 and 2003 has been derived from Apiva's audited financial statements prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP")

	2007	2006	2005 - restated	2004	2003
Other Income	$-	$-	$-	$-	$179,610
Expenses	39,165	47,461	66,183	89,711	160,710
Net Income (Loss)	(39,165)	(47,461)	(66,183)	(81,648)	18,900
Exchange rate	par	0.858	0.857	0.831	0.714
Net Income (Loss) per Share	(0.00)	(0.00)	(0.00)	(0.01)	0.01
Working Capital (Deficiency)	$(182,426)	$(143,113)	$(137,310)	$(90,339)	$(46,673)
Total Assets	-	2,100	-	998	46,185
Total Liabilities	$182,426	145,213	137,310	91,337	49,351
Shareholders' Equity (Deficit)	(182,426)	(143,113)	(137,310)	(90,339)	(3,166)
Long-term Debt Obligations	-	- -	- -	- -	- -
Issued Shares	78,789,619	15,789,619	15,789,619	15,789,619	15,789,619
Fully Diluted Number of Shares	95,546,819	28,358,000	28,314,000	15,789,619	18,143,619

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

Apiva has had no material long-term debt and has paid no cash or share dividends over the last five years.  Apiva has issued corporate promissory notes that are due and payable in the amount of $138,665, plus 10% per annum interest as of December 31, 2007.  These notes may be converted in whole or in part to shares of common stock of Apiva at a conversion price of $0.01 per share at the time of presentation to the Company.  All of the corporate promissory notes that were issued in Canadian funds are now calculated in United States Dollars as the conversion rate of the US vs the Canadian dollar is almost the same value as of December 31, 2007 and as of the date of this filing.

On June 30, 2007 the Bank of Canada closing rate for the conversion of one United States dollar into Canadian dollars was $1.00 USD for $1.0654 CAD (0.9386)

On December 31, 2007, the Bank of Canada’s closing rate for the conversion of one United States dollar into one Canadian dollar was $1.00 USD for $98.81CAD. For the Corporation’s accounting purposes, the US and Canadian Dollars are being treated at the same value.  As of March 31, 2008 and May 31, 2008, the US Dollar and the Canadian Dollar were almost the same value.

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

THE REGISTRANT HAS NO HISTORY OF REVENUES AND HAS A HISTORY OF LOSSES MAKING ITS ABILITY TO CONTINUE AS A GOING CONCERN QUESTIONABLE.

The Registrant currently has no active business or cash flow from operations. The Registrant has a history of losses: $51,787 in 2007, $47,461 in 2006; $66,183 (restated) in 2005; $81,648 in 2004; $181,370 in 2002; $246,603 in 2001 and $1,882,576 in 2000 (fiscal years) and net income of $18,900 in 2003. The Registrant has not earned any material or consistent revenue and has not become profitable. The Registrant is in the process of evaluating possible business opportunities but has no arrangements to pursue such opportunities. There can be no assurance that the Registrant will successfully implement a commercially viable business opportunity or that the Registrant will become profitable on a quarterly or annual basis, if at all. In addition, if the Registrant plans to acquire an operating business entity or resource exploration property, its operating expenses will increase significantly and the Registrant will require additional financing to pursue such opportunities.

THE REGISTRANT’S ABILITY TO PURSUE NEW BUSINESS OPPORTUNITIES MAY DEPEND ON ITS ABILITY TO SECURE ADDITIONAL OPERATING CAPITAL.

As of December 31, 2007, the Registrant has a working capital deficit of approximately $182,426 and cash of $nil.  As of December 31, 2006, the Registrant had a working capital deficit of approximately $143,113 (2005: $137,310) and cash of $2,100 (2005: $nil). In order to pursue additional business opportunities the Registrant will require financing. The Registrant currently has no arrangements to acquire or implement any business opportunities and the amount of additional capital the Registrant may be required to raise is uncertain. The Registrant anticipates raising additional capital through sales of equity and/or increasing debt; however, there can be no assurance that the Registrant will be able to obtain adequate financing to support its operations. The Registrant's ability to raise additional financing will be dependent on a number of factors, some of which are beyond its control, including: the business opportunities pursued by the Registrant; trends in the economy and equity markets; the amount of financing required to be raised; and the Registrant's ability to implement the business strategy pursued by the Registrant.

THERE IS SUBSTANTIAL DOUBT ABOUT THE REGISTRANT'S ABILITY TO CONTINUE AS A GOING CONCERN.

In their independent auditor's report the Registrant's auditors, Madsen & Associates, CPA’s Inc., expressed substantial doubt about the Registrant's ability to continue as a going concern due to lack of working capital and other factors affecting the Registrant's business. The Registrant cannot make assurances that it will acquire a commercially viable business opportunity or obtain the additional financing required to capitalize on such opportunity or that financing will be available on acceptable terms, if at all. (See disclosure regarding forward looking statements in item 5G). Furthermore, any issuance of additional securities may result in dilution to the then existing shareholders. If adequate funds are not available, the Registrant will lack sufficient capital to pursue its business plan fully, which will have a material adverse effect on the Registrant's ability to continue as a going concern.

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

THE REGISTRANT IS A FOREIGN CORPORATION AND IT’S POSSIBLE THAT FUTURE DIRECTORS AND OFFICERS MAY RESIDE OUTSIDE OF THE UNITED STATES, WHICH MAY MAKE ENFORCEMENT OF CIVIL LIABILITIES DIFFICULT.

The Registrant is incorporated under the laws of British Columbia, Canada. The Registrant's current director and officer is a resident of Canada and substantially all of the Registrant's potential assets may be located outside of the United States. Consequently, it may be difficult for United States investors to affect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Registrant predicated solely upon such civil liabilities.

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

Current Business Address

The Registrant's head office and registered is located at:

1040 - 999 West Hastings Street

Vancouver, British Columbia, V6C 2W2

Tel: (604) 683-1102

The principal business of the Registrant has been the identifying and reviewing of opportunities in the technology area or the search for properties of merit in the mining or oil and gas industries.

4.B            Business Overview

General Development of Business of the Registrant - Past Three Fiscal Years and Beyond

The Registrant was in the business of identifying and reviewing opportunities in the film distribution business, the technology industry and in mineral and oil and gas exploration. During the years ended December 31, 2007, 2006, and 2005, the Registrant had no active business operations other than identifying and reviewing business opportunities.

During the current year ending December 31, 2007 and 2006, the Company has continued to look for acquisitions that had the potential for profit. The Registrant's future financial performance largely depends on the success of any opportunities in the technology area it may identify or any properties of merit in the mineral or oil and gas industries it may identify and acquire an interest in. The failure to successfully identify and develop any of its opportunities may have a material adverse effect on the Registrant's business and results of operations.   Brian Jenkins became sole director and President of the Company on May 8, 2008.

During 2005, the Company entered into an acquisition agreement for the European rights to a film library for which the Company issued 50,000,000 shares of common stock of the Company. Subsequent to December 31, 2005 the directors of the Company terminated the acquisition and rescinded the share issuance due to the inability of the Company to ascertain the various rights to the distribution of the extensive film library.

In November 2004, the Registrant announced that Ronald W. Noble resigned as President, Chief Executive Officer and as a director of the Registrant and that Clair Calvert had been appointed as the President of the Company. In 2005 Mr. Calvert was not re elected as a director or President and Christopher Dean was appointed as director and President of the Company.

During 2003, the Company loaned $81,000 to a company controlled by a former director of the Company. The loan was made without appropriate board of directors’ approval and in July 2003 the Company filed a legal claim to recover the full amount of the loan. Pursuant to a court order and garnishee action, the Company received $25,382 during 2004. The company controlled by the former director was then placed into receivership. During 2003 the Company wrote off $40,326 and during 2004 wrote off the final balance of $15,292 as uncollectible.

During the 2002, fiscal year the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the "General Partnership"), with two other companies. The General Partnership acquired an interest in 1999 Investment Co. Limited Partnership (the "Limited Partnership"). The Limited Partnership is an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The Company has a 27.66% interest in the General Partnership. During 2003 the Company received a cash distribution of $179,483 from the General Partnership. No further cash flows are expected.

In April and May 2002, the Registrant announced its acquisition of a 37.5% working interest in approximately 250,000 hectares of mineral exploration lands in Mongolia through an Option and Joint Venture Agreement with Bell Coast Capital Corporation ("Bell"), a Canadian public company. Under terms of the Agreement, the Company was required to pay Bell up to $125,000 in cash and issue 715,000 shares of the Company's common stock. The Company paid $40,000 and in October 2002 decided not to exercise its option in the Mongolian Exploration program with Bell, withdrew from the project and wrote off the option payments totaling $40,000.

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

Prior to December 31, 2000, the Registrant had acquired a number of mineral properties in Canada and elsewhere all of which were written off as of December 31, 2002.

Mineral Properties

As of December 31, 2006, all of the Registrant’s projects and resource properties have been abandoned.

No equity financings occurred during fiscal 2007, 2006, 2005 or 2004.  During 2007 and 2006 Apiva continued to implement proactive cost-cutting measures in minimizing its administrative structure.

4.C            Organizational Structure

The Registrant has no subsidiaries and is not a subsidiary of any entity.

4.D            Property, Plant and Equipment

The Registrant has no material tangible fixed assets. There are no current firm plans to acquire any property, plant or equipment.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management's discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Registrant's performance during the year and factors reasonably expected to impact on future operations and results. The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the four most recent fiscal periods ended December 31, 2007 should be read in conjunction with the financial statements of the Registrant and related notes included herein. The Registrant's operating currency has been the Canadian dollar. The consolidated financial statements of the Company are prepared in U.S. dollars and in accordance with U.S. GAAP.

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

All costs related to investments in resource properties are expensed on a property-by-property basis until there are proven reserves. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a property from which there is production together with the costs of mining equipment will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Registrant or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable. The amounts for resource properties as shown in the Registrant's financial statements represent costs incurred to date, less write-downs, and are not intended to reflect present or future values.

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

5.A            Operating Results

In prior years the Registrant abandoned all of its mineral property interests. The Registrant currently has no business operations and has not generated any material revenues to December 31, 2007 other than as follows: During the 2002 fiscal year, the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the "General Partnership"), with two other companies. The General Partnership acquired an interest in 1999 Investment Co. Limited Partnership (the "Limited Partnership"), an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The Company had a 27.66% interest in the General Partnership. In 2003 the Company received a cash distribution of $179,483 from the General Partnership. The Company does not expect to receive further cash flows.

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

The Year Ended December 31, 2007 Compared to The Year Ended December 31, 2006

Other Items. The Registrant generated no income for the years ended December 31, 2007, 2006, 2005, 2004, 2003 and 2002 compared with $8,125 in other income for the year ended December 31, 2001. The Registrant does not anticipate it will generate any additional revenues, other than those mentioned in this document until it can acquire or capitalize on a business opportunity. The registrant is in the process of evaluating prospective business opportunities, but has not current plans of arrangements with respect to such opportunities. There can be no assurance that the Registrant will acquire or capitalize on any opportunities.

During 2007, operating expenses consist of professional fees and administrative expenses including telephone, travel and other general corporate expenses.  Operating expenses for 2007 were $39,165 compared to $15,427 for 2006 and $45,150 for 2005.

Interest expense for the year ended December 31, 2007 was $12,622 compared with $16,285 for the year ended December 31, 2006. The increase was due to the cost of borrowing at a 10% interest rate to pay out its accounts payable and notes payable during the year ended December 31, 2007.

Professional fees were approximately $6,000 for the year ended December 31, 2007 (year ended December 31, 2006: $6,000).

There were no payroll expenses relating to general and administrative activities for the year ended December 31, 2007, 2006 or 2005. There was $23,220 accrued as management fees in 2005 compared with $nil in management fees for the year ended December 31, 2006. The decrease reflects the decreased activity of the Registrant. Investor relations expenses were $nil for the years ended December 31, 2007, 2006 and 2005.

The Registrant anticipates that future general and administrative expenses will be approximately $5,000 a month or $60,000 a year, based on current operations and projected operations.

Stock based compensation cost: The Registrant incurred $nil non-cash stock based compensation charges for the years ended December 31, 2007, 2006 and 2005.

5.B            Liquidity and Capital Resources

As of December 31, 2007, the Registrant's had $nil cash on hand as compared to $2,100 on December 31, 2006 and its working capital was a deficit of $182,426 compared with $141,531 at December 31, 2006 (2005: $137,310 deficiency).

Since inception the Registrant has financed its operations mainly from capital contributions. However, during the year ended December 31, 2006 the Registrant received net proceeds of $62,882 from promissory and other notes payable and realized a gain of $26,317 on the settlement of accounts payable.   The Corporation has borrowed or settled debt for a total of $138,665 to December 31, 2007.  The Company has issued corporate promissory notes in the amount of $138,665 with a 10% interest paid per annum.

Net cash used by operating activities was ($2,100) for the year ended December 31, 2007 compared with $(60,374) for the year ended December 31, 2006.

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

5.E            Off Balance Sheet Arrangements

There are no known significant off balance sheet arrangements other than those disclosed in this Form 20-F and in the Registrant's audited consolidated financial statements for the year ended December 31, 2007.

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

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A            Directors and Senior Management

The following table sets forth the name, position with the Registrant, age and municipality of residence:

Name & Municipality of Residence	Position with Registrant	Age

Brian Jenkins, Burnaby, British Columbia, Canada	President, Secretary & Director (1)	34

(1) Appointed President or Secretary, and Director on May 8, 2008.

Members of the Board of Directors are elected by the holders of the Registrant's Shares to represent the interests of all shareholders. The Board of Directors meets periodically to review significant developments affecting the Registrant and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. The only standing committee of the Board of Directors of the Registrant will be an Audit Committee. This committee, once constituted, is directed to review the scope, cost and results of the independent audit of the Registrant's books and records, the results of the annual audit with management and the adequacy of the Registrant's accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Registrant's independent auditors; and to report to the Board of Directors, when so requested, on any accounting or financial matters.

None of the Registrant's directors or executive officers is party to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Registrant.

The following sets out additional biographical information for each of the Issuer's directors and officers:

Brian Jenkins, President, Secretary and Director

Mr. Brian Jenkins is a graduate of Simon Fraser University in Burnaby, British Columbia, Canada (1992), with a degree in Business Administration with emphasis on Small Business Accounting, Business Management, Computer Network Administration and Human Resources Management.  Mr. Jenkins also graduated from Sprout-Shaw College, Vancouver, Canada (1994), with a diploma in International Tariff Management, International Finance/Marketing and International Import/Export Law. Mr. Jenkins’ business experience includes being a Member of Vancouver Board of Trade since 1997 and President and Managing Director of Gr8 Marketing, Ltd, (2004-present); Management Consultant for Real Profit Solutions (2000-2004) and Vice-President of Quantum Cigar Corporation (1997-2000).

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

During the fiscal year ended December 31, 2007, the aggregate compensation paid by the Registrant to all individuals who were directors in all capacities as a group was $nil.

The table below discloses information with respect to executive compensation paid by the Registrant to its directors for the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003. The following table sets forth, for the periods indicated, the compensation of the directors.

Executive Compensation

The following table sets forth, for each of the Company's three most recently completed financial years, the compensation of the CEO and the President (also herein referred to as the "CEO"). No persons earned in excess of $100,000 per annum during such periods. The CEO is therefore the only "Named Executive Officer". Information has been provided for the following individuals:

Name and Principal Position	Year (3)	Annual Compensation			Long Term Compensation			All Other Compen-Sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options/ SARs (4 granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP (5) payouts ($)
Ronald W. Noble (1)	2006 2005 2004 2003	Nil Nil Nil 9,800	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
William N. Gardiner (2)(6)	2006 2005 2004 2003	Nil Nil Nil 9,000	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil 56,556 Nil
Clair Calvert	2006 2005 2004 2003	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil $12,900 $18,690 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Christopher Dean	2006 2005 2007	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Nicholas Alexander	2006 2005	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Notes:	(1)	Mr. Noble was appointed as the President of the Company on June 17, 2003 and resigned November, 2004
	(2)	Mr. Gardiner was appointed Chief Executive Officer of the Company in July 2000 and resigned June 17, 2003
	(3)	January 1 to December 31.
	(4)	Stock appreciation rights.
	(5)	Long-term incentive plan
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

As of September 30, 2004, there were stock options granted to former officers, directors and employees for 1,254,000 shares of common stock at an exercise price of $0.17 per share.  As of December 15, 2004 all of those stock options were cancelled as the former officers, directors and employees have all resigned.  No incentive stock options were granted to the Named Executive Officers during the most recently completed financial year (January 1, 2007 to December 31, 2007) (the "Financial Period").

Pension Plan

The Registrant does not have any pension plan arrangements in place.

Compensation of Directors

During the Financial Period, the following compensation was paid to the directors of the Company for their services:

(a)

In their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b)

As consultants or experts

Brian Jenkins: $nil

No funds were set aside or accrued by the Registrant or its subsidiaries during the year ended December 31, 2007 to provide pension, retirement or similar benefits for directors or officers of the Registrant pursuant to any existing plan provided or contributed to by the Registrant or its subsidiaries under applicable Canadian laws.

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

A total of $nil was accrued as payable to officers from January 1, 2007 through December 31, 2007 for management fees ($12,900 for 2005). No amounts have been set aside or accrued by the Registrant during fiscal 2006 to provide pension retirements or similar benefits for directors or executive officers of the Registrant pursuant to any plan provided for or contributed to by the Registrant.

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

The Articles of the Registrant presently provide that the Board of Directors shall consist of not less than one and not more than that number of Directors that is set by an ordinary resolution by the shareholders of the Registrant (excluding additional directors that may be appointed between annual general meetings). The Board of Directors is of the view that its present board is appropriate and facilitates effective decision-making.  In November 2004, the Company’s Bylaws were amended so that a minimum of one director could sit on the Board of Directors will full right and authority.

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

6.D             Employees

The Registrant's business is administered principally from its office in Vancouver, British Columbia, Canada. As of December 31, 2007, the Registrant had no full time or part time employees.

6.E            Share Ownership

The various tables in Items 6.A and 6.B set forth the common shares held by each senior officer and/or director as well as any options to purchase common shares held, the exercise prices of such options and the expiration dates of such options in the format as required in the home country (Canada) of the Registrant.

Details of all total outstanding options, warrants and other rights to purchase securities of the Registrant and its subsidiaries as at December 31, 2007 and as the date of this filing are set forth below:

Name	Securities beneficially owned, directly or indirectly or over which direction or control is exercised	Percent of Issued and Outstanding Share Capital (1)
There are no outstanding options, warrants or other rights to purchase securities	-	-

(1) 78,789,619, shares were issued and outstanding as of December 31, 2007 and as of the date of this filing,

All stock options issued to former officers, directors and employees have been canceled as of December 15, 2004.

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A            Major Shareholders

To the best of the Registrant's knowledge, the Registrant is not directly or indirectly owned or controlled by another company or by any foreign government or by any other natural or legal person(s) severally or jointly. Subsequent to December 31, 2006 the Company issued of 63,000,000 shares of common stock to the directors of the Company for their services provided to the Company.   Those shares were issued and outstanding as of December 31, 2007 and as of the date of this filing.

There are no arrangements, known to the Registrant, the operation of which may at a subsequent date result in a change in its control.

As at December 31, 2007 and as of the date of this filing, the only persons or groups known to the Registrant to own more than 5% of the Registrant's issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Registrant as a group are as follows:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class
Common Shares	CDS – Canadian Depository (1) Toronto, Ontario, Canada	12,041,733*	15.28%
Common Shares	Christopher Dean	58,000,000	73.64%
Common Shares	Nicholas Alexander	5,000,000	6.35%

*As at December 31, 2007

(1)

Owners of record only. CDS is a clearing agency through which Canadian brokers and dealers hold their securities. The Registrant believes that these shares are held in a fiduciary, trustee, or nominee capacity by the registered holder.  The Registrant does not know the identities of the beneficial owners of such shares.  The Registrant is not aware of any other person, group of persons or entity who beneficially owns more than 5% of the Registrant’s outstanding common shares.

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

During the year ended December 31, 2007, the Registrant has not entered into any related party transactions:

As of December 31, 2007, no amounts are due from related parties.

At December 31, 2006 and 2007, the Company owes $45,908 (2005 - $45,236) to a former director and to a former officer/consultant of the Company. The amounts due accrue interest at 10% per annum. Any unpaid amount is convertible to shares of common stock at $0.01 per share at the discretion of the creditor for as long as a balance remains unpaid.  As of December 31, 2007, the Company owes $138,665 in notes payable with an interest due of $28,907.  These notes payable are convertible to shares of common stock of the Company when, as and if the note holder elects to convert the note payable as opposed to accepting a cash payment.  These notes accrue an interest payable of 10%  per annum until paid or converted to shares of common stock in whole or in part.

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

(a)

Balance Sheets as of December 31, 2007;

(b)

Statements of Operations and Deficit for each of the years ended December 31, 2007 and 2006 and for the period from commencement of the development stage January 1, 2000 to December 31, 2007;

(c)

Statements of Cash Flows for each of the years ended December 31, 2007 and 2006 and for the period from commencement of the development stage January 1, 2000 to December 31, 2007;

(d)

Statement of Changes in Stockholder’s Equity for the period from commencement of the development stage January 1, 2000 to December 31, 2007; and

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

8.B            Significant Changes

There has been no significant change in the financial condition of the Registrant since December 31, 2007.

ITEM 9.            THE OFFER AND LISTING

9.A            Offer and Listing Details

This Form 20-F is filed as an annual report under the Exchange Act and does not relate to a new offer of securities and accordingly the information called for is not required, other than the price history information below.

The Common Shares of the Registrant have been quoted on the Over The Counter Bulletin Board in the United States of America since February 11, 2000. Over the counter quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions. The Registrant's common shares are quoted under the symbol “APVLF”.

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

10.C             Material Contracts

For the two years immediately preceding December 31, 2007, there were no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Registrant or any member of the group was a party. For a description of those contracts entered into in the ordinary course of business refer to Item 4B – Business Overview. Subsequent to December 3, 2006 the Company issued 63,000,000 shares of common stock to directors of the Company for their services provided to the Company and are reflected on the Company’s audited financial statements as of December 31, 2007.

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

10.I             Subsidiary Information

Item 4.C provides further information.  The Company has no subsidiaries.

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

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.             CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based upon the evaluation of the effectiveness of the disclosure controls and procedures within 90 days prior to the filing date of this annual report, the Registrant's President, acting as the Company’s Chief Executive Officer and Chief Financial Officer has concluded that, as of such date, the disclosure controls and procedures were effective to ensure that material information relating to the Registrant was made known to others within the company particularly during the period in which this annual report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Management of the Registrant recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

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

ITEM 16.     AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

16.A             Audit Committee Financial Expert

The Registrant does not currently have a financial expert nor an audit committee due to its relatively small size. In 2007, 2006 the Registrant had no consultant/employees. In June 2005 the Registrant retained the audit services of Madsen & Associates, CPA’s, Inc. of Murray, Utah to perform the audit on its year-end consolidated financial statements. The Registrant believes that it has adequate resources available to it when financial expertise and advice are necessary.  As of the date of this filing, Madsen & Associates, CPA’s, Inc. of Murray, Utah is the Company’s auditor.

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

–	Compliance with applicable laws, rules and regulations; and

–	Prompt internal reporting of any violations, whether actual or potential, in the code of ethics.

16.C             Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

	2007	2006	2004
Type of Services Rendered	Fiscal Year	Fiscal Year	Fiscal Year
(a) Audit Fees	$6,000.00	$6,000.00	$6,975.00
(b) Audit-Related Fees incurred and accrued (e.g. review of Form 20-F)	Included above	Included above
(c) Tax Fees	Nil	Nil	Nil
(d) All Other Fees	Nil	Nil	Nil

16.D             Exemptions from the Listing Standards for Audit Committees

Not applicable

16.E             Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

PART III

ITEM 17.             FINANCIAL STATEMENTS

The following financial statements and related schedules are included in this Item:

Financial Statements

Auditors' report dated May 18, 2008

Balance Sheet as of December 31, 2007;

Statements of Operations and Deficit for each of the years ended December 31, 2007 and 2006 and for the period from commencement of the development stage January 1, 2000 to December 31, 2007;

Statements of Cash Flows for each of the years ended December 31, 2007 and 2006 and for the period from commencement of the development stage January 1, 2000 to December 31, 2007;

Statement of Changes in Stockholder’s Equity for the period from commencement of the development stage January 1, 2000 to December 31, 2007; and

Notes to the financial statements.

ITEM 18.             FINANCIAL STATEMENTS

See Item 17

ITEM 19.             EXHIBITS

Exhibit Number	Description
1.1(1)	Memorandum and Articles of Incorporation of the Registrant, as amended
1.2(1)	Certificate of Registration of an Extra-territorial Company – Northwest Territories
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

4.21(5)	Warrant Agreement between Malcolm G. McMicken, in trust, and International Capri Resources Ltd., dated June 19, 2000.
4.22(6)	Option Agreement between Dover Investments Limited and Apiva.com Web Corporation, dated September 5, 2001.
4.23(1)	Certificate of Consent of Alex Burton, P. Eng., P. Geo.
4.24(1)	Certificate of Consent of Juan Jose Cabuto Vidria, Mining Engineer
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Clair Calvert)
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Clair Calvert)

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

DATED at Burnaby, British Columbia, Canada  as of June 16, 2008.

APIVA VENTURES LIMITED Per: /s/ Brian Jenkins
Brian Jenkins, President, Secretary & Director

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2007

TO FOLLOW

MADSEN & ASSOCIATES, CPA=s Inc.	684 East Vine St, Suite 3
Certified Public Accountants and Business Consultants	Murray, Utah 84107
Telephone 801 268-2632
Fax 801-262-3978

Board of Directors

Apiva Ventures Limited

Bellevue, Washington

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance  sheet of Apiva Ventures Limited (development stage company) at December 31, 2007, and the related statements of operations, stockholders' equity, and cash flows for the  years ended December 31, 2007 and 2006  and the period January 1, 2000  (date of inception of development stage) to December 31, 2007.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness for the company=s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and  significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Apiva Ventures Limited  at December 31, 2007,  and the results of  operations, and  cash flows for the  years ended December 31, 2007 and 2006 and the period January 1, 2000   to December 31, 2007,  in conformity with accounting principles generally accepted in the United States of America.

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

Salt Lake City, Utah

May 18, 2008                                                          /s/Madsen & Associates, CPA=s Inc.

APIVA VENTURES LIMITED

(Development Stage Company)

BALANCE SHEET

December 31, 2007

ASSETS
CURRENT ASSETS

Cash	$-

Total Current Assets	$-

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES

Notes payables	$138,665
Accrued interest payable	28,907
Accounts payable	14,854

Total Current Liabilities	182,426

STOCKHOLDERS' DEFICIT

Common stock
100,000,000 shares authorized at no par value,
78,789,619 shares issued and outstanding	9,817,201
Additional paid-in capital	821,408
Accumulated deficit	(10,821,035)

Total Stockholders' Deficit	(182,426)
$-

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED

(Development Stage Company)

STATEMENT OF OPERATIONS

For the Years Ended December 31, 2007 and 2006 and the Period

January 1, 2000 (Date of Inception of Development Stage) to December 31, 2007

			Jan 1, 2000
	Dec 31,	Dec 31,	to Dec 31,
	2007	2006	2007
REVENUES	$-	$-	$-

EXPENSES

Administration	39,165	15,427	2,156,744
Amortization	-	-	11,715

NET LOSS - before other income and expenses	(39,165)	(15,427)	(2,168,459)

OTHER INCOME AND EXPENSES

Valuation of conversion rights	-	(42,066)	(63,099)
Interest expense	(12,622)	(16,285)	(28,907)
Gain from settlement of debt	-	26,317	26,317
Interest income	-	-	21,988
Income distribution from partnership	-	-	179,404
Loss on sale and disposal of assets	-	-	(956,940)

NET LOSS	(51,787)	(47,461)	(2,989,696)

COMPREHENSIVE GAIN (L0SS)
Foreign exchange adjustment	-	(408)	-

COMPREHENSIVE LOSS	$(51,787)	$(47,869)	$(2,989,696)

NET LOSS PER COMMON SHARE

Basic and diluted	$-	$-

AVERAGE OUTSTANDING SHARES (stated in 1,000's)

Basic	15,790	15,790
Diluted	30,618	30,618

The accompanying notes are an integral part of these financial statements

APIVA VENTURES LIMITED

(Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Period January 1, 2000 (Date of Inception of Development Stage) to December 31, 2007

					Accumulated
	Common Stock		Additional	Accumulated	Comprehensive
	Shares	Amount	Paid in Capital	Deficit	Gain-Loss

Balance January 1, 2000	13,078,619	$8,164,643	$113,279	$(7,831,339)	$(209,866)
Issuance of stock for private placement	1,041,000	1,276,835	-	-	-
Issuance of stock for exercise of options	1,307,000	213,288	-	-	-
Stock based compensation	-	-	381,846	-	-
Issuance of stock options to consultants	-	-	290,919	-	-
Net operating loss for the year ended
December 31, 2000	-	-	-	(2,163,889)	25,836
Issuance of stock for exercise of options	50,000	8,787	-	-	-
Issuance of stock for mineral properties	200,000	109,396	-	-	-
Stock options issued to consultants	-	-	25,195	-	-
Net operating loss for the year ended
December 31, 2001	-	-	-	(418,623)	151,073
Issuance of stock for exercise of options	113,000	19,052	-	-	-
Net operating loss for the year ended
December 31, 2002	-	-	-	(179,005)	(7,639)
Net operating profit for the year ended
December 31, 2003	-	-	-	18,900	7,881
Net operating loss for the year ended
December 31, 2004	-	-	-	(81,648)	(5,260)
Net operating loss for the year ended
December 31, 2005	-	-	-	(66,183)	(1,821)
Valuation of conversion rights	-	-	21,033	-	-
Net operating loss for the year ended
December 31, 2006	-	-	-	(47,461)	(408)
Valuation of conversion rights	-	-	42,066	-	-
Issuance of stock for services	63,000,000	25,200	-	-	-
Net operating loss for the ended
December 31, 2007	-	-	-	(51,787)	(12,726)
Discontinue foreign operations	-	-	(52,930)	-	52,930

Balance December 31, 2007	78,789,619	$9,817,201	$821,408	$(10,821,035)	$-

The accompanying notes are an integral part of these financial statements

APIVA VENTURES LIMITED

(Development Stage Company)

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2007 and 2006 and the Period

January 1, 2000 (Date of Inception of Development Stage) to December 31, 2007

	Dec 31,	Dec 31,	Jan 1, 2000 to
	2007	2006	Dec 31, 2007
CASH FLOWS FROM
OPERATING ACTIVITIES

Net profit (loss)	$(51,787)	$(47,461)	$(2,989,696)
Adjustments to reconcile net loss to
net cash provided by operating
activities

Valuation of conversion rights	-	42, 066	63,099
Stock options and stock based compensation	25,200	-	723,160
Amortization	-	-	11,715
Net losses on sale and disposal of assets	-	-	956,940
Valuation adjustment of account receivable	-	-	55,618
Change in accrued interest payable	12,000	16,285	28,285
Change in accounts payable	12,487	(71,264)	(599,627)

Net Change in Cash From Operations	(2,100)	(60,374)	(1,750,506)

CASH FLOWS FROM INVESTING
ACTIVITIES	-	-	-

CASH FLOWS FROM FINANCING
ACTIVITIES
Proceeds from note payable - related party	-	62,882	62,882
Proceeds from issuance of capital stock	-	-	1,517,962

EXCHANGE RATE ADJUSTMENT	-	(408)	169,662
Net Increase (Decrease) in Cash	(2,100)	2,100	-

Cash at Beginning of Period	2,100	-	-

Cash at End of Period	$-	$2,100	$-

SCHEDULE OF NONCASH OPERATING ACTIVITIES

Stock options and stock based compensation - 2000-2001			$697,960
Issuance 63,000,000 shares common stock for services - 2007	$25,200		$25,200

The accompanying notes are an integral part of these financial statements

APIVA VENTURES LIMITED

(Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

1.

ORGANIZATION

The Company was incorporated under the laws of British Columbia, Canada on June 20, 1980. Since its organization the Company completed several name and authorized stock changes resulting in its present name and authorized common stock of 100,000,000 shares with no par value.

The Company=s principal business activity has been the development and operations of mineral properties.

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

Financial Instruments

The carrying amounts of financial instruments, including accounts payable, are considered by management to be their estimated fair values, due to the short term duration of these instruments.

Financial and Concentrations Risk

The Company does not have any concentration or related financial credit risk.

APIVA VENTURES LIMITED

(Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2007

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

On December 31, 2007, the net operating loss available for carry forward for Canadian and United States purposes has not been determined due to a substantial change in stockholders, however, the amount would be fully offset by a valuation reserve because the use of any future tax benefit is doubtful since the Company has no operations.

Environmental Requirements

At the report date any potential environmental requirements related to the mineral claims abandoned (note 1) are unknown and therefore an estimate of any potential future costs cannot be made.

Foreign Currency Translation

Canadian currency is considered to be the functional currency for the Company=s operations. Assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated into U.S. dollars at average exchange rates prevailing during the year. Resulting translation adjustments are included in AAccumulated Comprehensive Gain Loss.@ During 2007 the Company discontinued its Canadian operation and therefore closed the Accumulated Comprehensive Gain-Loss account.

Financial and Concentrations Risk

The Company does not have any concentration or related financial credit risk.

APIVA VENTURES LIMITED

(Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2007

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

3. NOTES PAYABLE

Included in the notes payable are 10% demand notes outstanding, due to former officers of $120,000 and a note payable of $18,665 due to an unrelated party. Accrued interest on the above notes in the amount of $29,907 has been provided.

Any unpaid amounts on the above notes, including accrued interest, is convertible to common stock at $.01 per share, at the option of the note holder, for as long as a balance remains unpaid, equaling approximately 16,757,200 shares on December 31, 2007.

A provision for the valuation of the conversion rights has been provided and is shown as an expense in the statement of operations and was computed using the Black-Scholes (BSM) model.

4. ACCOUNTS PAYABLE

The accounts payable shown in the balance sheet of $14,854 are past due and beyond the statute of limitations.

5. SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

On December 31, 2007 officers-directors and managers did not own any outstanding shares of the Company. New officers have been appointed and a stockholders meeting is planned for June 30, 2008 in which new shares will be issued and annual salaries will be determined.

APIVA VENTURES LIMITED

( Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2007

6. GOING CONCERN

The company will need additional working capital for its future planned activity and to service its debt, which raises substantial doubt about its ability to continue as a going concern. Continuation of the Company as a going concern is dependent upon obtaining sufficient working capital to be successful in that effort. The management of the Company has developed a strategy, which it believes will accomplish this objective, through additional short term loans, from its officer=s and equity funding, which will enable the Company to operate for the coming year.