Form 20-F
period 2008-12-31
MARK ONE GLOBAL INDUSTRIES, INC.
filed 2009-06-29
CIK 1000791

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

     .Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934,

OR

 X .Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, for the fiscal year ended December 31, 2008

OR

     .Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from _______________ to _______________

Commission file number: 0-18860

MARK ONE GLOBAL INDUSTRIES, INC.

(FORMERLY APIVA VENTURES LIMITED)

(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

2555 Keats Road, North Vancouver, B.C., Canada V6H-2M7 (604) 298-3997

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

December 31, 2008: 78,906 common shares $0.001 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes      . No  X .

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17      . Item 18  X .

Table of Contents: Form 20F

PART I

4

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

4

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

4

ITEM 3. KEY INFORMATION

4

3.A Selected Financial Data

4

3.B Capitalization and Indebtedness

5

3.C Reasons for the Offer and Use of Proceeds.

5

3.D Risk Factors

5

ITEM 4. INFORMATION ON THE COMPANY

9

4.A History and Development of the Company

9

4.B Business Overview

9

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

11

5.A Operating Results

11

5.B Liquidity and Capital Resources

12

5.C Research, Development, Patents, Licenses, etc

13

5.D Trend Information

13

5.E Off Balance Sheet Arrangements

13

5.F Tabular Disclosure of Contractual Obligations

13

5.G Safe Harbor

13

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

14

6.A Directors and Senior Management

14

6.B Compensation

14

6.C Board Practices

16

6.D Employees

17

6.E Share Ownership

17

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

17

7.A Major Shareholders

17

7.B Related Party Transactions

18

7.C Interests of Experts and Counsel

18

ITEM 8. FINANCIAL INFORMATION

19

8.A Financial Statements and Other Financial Information

19

8.B Significant Changes

19

ITEM 9. THE OFFER AND LISTING

19

9.A Offer and Listing Details

19

9.B Plan of Distribution

19

9.C Markets

19

9.D Selling Shareholders

20

9.E Dilution

20

9.F Expenses of the Issue

20

ITEM 10. ADDITIONAL INFORMATION

20

10.A Share Capital

20

10.B Memorandum and Articles of Association

20

10.C Material Contracts

22

10.D Exchange Controls

22

10.E Taxation

22

10.F Dividends and Paying Agents

27

10.G Statement by Experts

27

10.H Documents on Display

27

10.I Subsidiary Information

28

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

28

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

28

PART II

28

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

28

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

28

ITEM 15. CONTROLS AND PROCEDURES

28

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES  28

16.A Audit Committee Financial Expert

28

16.B Code of Ethics

29

16.C Principal Accountant Fees and Services

29

16.D Exemptions from the Listing Standards for Audit Committees

29

16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

29

PART III

29

ITEM 17. FINANCIAL STATEMENTS

29

ITEM 18. FINANCIAL STATEMENTS

30

ITEM 19. EXHIBITS

30

Unless the context otherwise requires, all references to the "Registrant" or the "Company" or "Mark One" refer to Mark One Global Industries Inc. and/or its subsidiaries. All monetary figures are in terms of United States dollars unless otherwise indicated.

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

ITEM 3. KEY INFORMATION

3.A Selected Financial Data

The following financial information with respect to the years ended December 31, 2008, 2007, 2006, 2005, and 2004 has been derived from Mark One's audited financial statements prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP")

	2008	2007	2006	2005 - restated	2004
Other Income	$-	$-	$-	$-	$-
Expenses	14,446	39,165	47,461	66,183	89,711
Net Income (Loss)	(11,378)	(51,787)	(47,461)	(66,183)	(81,648)
Exchange rate	0.8183	par	0.858	0.857	0.831
Net Income (Loss) per Share	(0.14)	(0.66)	(3.00)	(4.19)	(5.17)
Working Capital (Deficiency)	$(193,804)	$(182,426)	$(143,113)	$(137,310)	$(90,339)
Total Assets	-	-	2,100	-	998
Total Liabilities	$193,804	$182,426	145,213	137,310	91,337
Shareholders' Equity (Deficit)	($193,804)	(182,426)	(143,113)	(137,310)	(90,339)
Long-term Debt Obligations	-	-		-	-
Issued Shares	78,906	78,906	15,790	15,790	15,790
Fully Diluted Number of Shares	18,859,306	17,003,577	12,660,933	28,314	15,790

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

Mark One has had no material long-term debt and has paid no cash or share dividends over the last five years. Mark One has issued corporate promissory notes that are due and payable in the amount of $138,665, plus 10% per annum interest as of December 31, 2007. These notes may be converted in whole or in part to shares of common stock of Mark One at a conversion price of $0.01 per share at the time of presentation to the Company. All of the corporate promissory notes that were issued in Canadian funds are now calculated in United States Dollars as the conversion rate of the US vs the Canadian dollar is almost the same value as of December 31, 2007 and as of the date of this filing.

June 22, 2008 the Bank of Canada closing rate for the conversion of one United States dollar into Canadian dollars was $1.00 USD for $1.0654 CAD (0.9386)

On December 31, 2008, the Bank of Canada’s closing rate for the conversion of one United States dollar into one Canadian dollar was $1.00 USD for $1.222 CAD. As of March 31, 2009 and May 31, 2009, the US Dollar and the Canadian Dollar were $1.25 and $1.09 respectively.

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

THE REGISTRANT HAS NO HISTORY OF REVENUES AND HAS A HISTORY OF LOSSES MAKING ITS ABILITY TO CONTINUE AS A GOING CONCERN QUESTIONABLE.

The Registrant currently has no active business or cash flow from operations. The Registrant has a history of losses: $11,378 in 2008, $51,787 in 2007, $47,461 in 2006; $66,183 (restated) in 2005; $81,648 in 2004; $181,370 in 2002; $246,603 in 2001 and $1,882,576 in 2000 (fiscal years) and net income of $18,900 in 2003. The Registrant has not earned any material or consistent revenue and has not become profitable. The Registrant is in the process of evaluating possible business opportunities but has no arrangements to pursue such opportunities. There can be no assurance that the Registrant will successfully implement a commercially viable business opportunity or that the Registrant will become profitable on a quarterly or annual basis, if at all. In addition, if the Registrant plans to acquire an operating business entity or resource exploration property, its operating expenses will increase significantly and the Registrant will require additional financing to pursue such opportunities.

THE REGISTRANT’S ABILITY TO PURSUE NEW BUSINESS OPPORTUNITIES MAY DEPEND ON ITS ABILITY TO SECURE ADDITIONAL OPERATING CAPITAL.

As of December 31, 2008, the Registrant has a working capital deficit of approximately $193,804, and cash of $nil. As of December 31, 2007, the Registrant has a working capital deficit of approximately $182,426 (2006: $143,113) and cash of $nil (2006 - $2,100). In order to pursue additional business opportunities the Registrant will require financing. The Registrant currently has no arrangements to acquire or implement any business opportunities and the amount of additional capital the Registrant may be required to raise is uncertain. The Registrant anticipates raising additional capital through sales of equity and/or increasing debt; however, there can be no assurance that the Registrant will be able to obtain adequate financing to support its operations. The Registrant's ability to raise additional financing will be dependent on a number of factors, some of which are beyond its control, including: the business opportunities pursued by the Registrant; trends in the economy and equity markets; the amount of financing required to be raised; and the Registrant's ability to implement the business strategy pursued by the Registrant.

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

COMPANY CEASE TRADED IN BRITISH COLUMBIA.

The Company is a reporting company in the Province of British Columbia, Canada. On June 10, 2003 it was cease traded by the British Columbia Securities Commission ("BCSC") for failure to file its December 31, 2002 audited financial statements by the required date in May 2003 and failure to file its quarterly statement for March 31, 2003. The financial statements were filed on June 18 and 25, 2003 respectively. The cease trade order is still in effect as the BCSC has required the Registrant to first show a positive working capital and to meet additional requirements not yet specified in writing to the Registrant. A copy of the cease trade order is available at www.bcsc.bc.ca. The Registrant cannot at this time, and may not be able to, show a positive working capital or to meet any additional requirements imposed by the BCSC with the result that it remains cease traded in the Province of British Columbia. Shareholders of the Registrant should seek advice from their own legal counsel to determine what effect, if any, the cease trade order will have on a shareholders ability to transfer or sell their shares, or to acquire further shares, and on the value of securities of the Registrant and the likelihood of additional jurisdictions, including the U.S., imposing similar orders against the Registrant.

ITEM 4. INFORMATION ON THE COMPANY

4.A History and Development of the Company

(Unless the context otherwise requires, all references to the "Registrant" or the "Company" or "Mark One" refer to Mark One Global Industries, Inc.. and/or its subsidiaries. All monetary figures are stated in terms of United States dollars unless otherwise indicated.)

Incorporation and Reporting Status

The name of the Registrant is "Mark One Global Industries, Inc."

The Registrant was incorporated on June 20, 1980 under the name Cascade Explorations Ltd. by registration of its Memorandum and Articles of Incorporation under the Company Act (British Columbia). The Registrant subsequently changed its name to "Capri Resources Ltd." on May 12, 1983 and to "International Capri Resources Ltd." on December 24, 1987. Effective July 19, 2000 the Registrant changed its name to "Apiva.com Web Corporation". On December 18, 2001 the Registrant changed its name to "Apiva Ventures Limited". On July 14, 2008, the Registrant changed its name to “Mark One Global Industries, Inc.”

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

2555 Keats Road,

North Vancouver, British Columbia, V7H 2M7

Tel: (604) 298-3997

The principal business of the Registrant has been the identifying and reviewing of opportunities in the technology area or the search for properties of merit in the mining or oil and gas industries.

4.B Business Overview

General Development of Business of the Registrant - Past Three Fiscal Years and Beyond

The Registrant was in the business of identifying and reviewing opportunities in the film distribution business, the technology industry and in mineral and oil and gas exploration. During the years ended December 31, 2008, 2007, and 2006, the Registrant had no active business operations other than identifying and reviewing business opportunities.

During the current year ending December 31, 2008 and 2007, the Company has continued to look for acquisitions that had the potential for profit. The Registrant's future financial performance largely depends on the success of any opportunities in the technology area it may identify or any properties of merit in the mineral or oil and gas industries it may identify and acquire an interest in. The failure to successfully identify and develop any of its opportunities may have a material adverse effect on the Registrant's business and results of operations. Brian Jenkins became sole director and President of the Company on May 8, 2008.

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

No equity financings occurred during fiscal 2008, 2007, 2006, 2005 or 2004. During 2008 and 2007 the Registrant continued to implement proactive cost-cutting measures in minimizing its administrative structure.

4.C Organizational Structure

The Registrant has no subsidiaries and is not a subsidiary of any entity.

4.D Property, Plant and Equipment

The Registrant has no material tangible fixed assets. There are no current firm plans to acquire any property, plant or equipment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management's discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Registrant's performance during the year and factors reasonably expected to impact on future operations and results. The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the four most recent fiscal periods ended December 31, 2008 should be read in conjunction with the financial statements of the Registrant and related notes included herein. The Registrant's operating currency has been the Canadian dollar. The consolidated financial statements of the Company are prepared in U.S. dollars and in accordance with U.S. GAAP.

Critical Accounting Policies

For the Registrant's past activities there has been no production, sales or inventory in the conventional sense. The recoverability of costs capitalized to mineral properties and the Registrant's future financial success depends upon the extent to which it can discover mineralization on properties, if any, and the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. Many of the key factors are outside of the Registrant's control. The sales value of any mineralization discovered by the Registrant is largely dependent upon factors beyond the Registrant's control such as the market value of the metals produced.

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

5.A Operating Results

In prior years the Registrant abandoned all of its mineral property interests. The Registrant currently has no business operations and has not generated any material revenues to December 31, 2008 other than as follows: During the 2002 fiscal year, the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the "General Partnership"), with two other companies. The General Partnership acquired an interest in 1999 Investment Co. Limited Partnership (the "Limited Partnership"), an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The Company had a 27.66% interest in the General Partnership. In 2003 the Company received a cash distribution of $179,483 from the General Partnership. The Company does not expect to receive further cash flows.

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

The Year Ended December 31, 2008 Compared to The Year Ended December 31, 2007

Other Items. The Registrant generated no income for the years ended December 31, 2008, 2007, 2006, 2005, 2004, 2003 and 2002 compared with $8,125 in other income for the year ended December 31, 2001. The Registrant does not anticipate it will generate any additional revenues, other than those mentioned in this document until it can acquire or capitalize on a business opportunity. The registrant is in the process of evaluating prospective business opportunities, but has not current plans of arrangements with respect to such opportunities. There can be no assurance that the Registrant will acquire or capitalize on any opportunities.

During 2008, operating expenses consist of professional fees and administrative expenses including telephone, travel and other general corporate expenses. Operating expenses for 2008 were $14,446 compared to $39,165 for 2007, compared to $15,427 for 2006 and $45,150 for 2005.

Interest expense for the year ended December 31, 2008 was $11,786 compared with $12,622 for the year ended December 31, 2007. The increase was due to the cost of borrowing at a 10% interest rate to pay out its accounts payable and notes payable during the year ended December 31, 2008.

Professional fees were approximately $4,500 for the year ended December 31, 2008 (year ended December 31, 2007: $6,000).

There were no payroll expenses relating to general and administrative activities for the year ended December 31, 2008, 2007, 2006 or 2005. There was $23,220 accrued as management fees in 2005 compared with $nil in management fees for the year ended December 31, 2006. The decrease reflects the decreased activity of the Registrant. Investor relations expenses were $nil for the years ended December 31, 2007, 2006 and 2005.

The Registrant anticipates that future general and administrative expenses will be approximately $5,000 a month or $60,000 a year, based on current operations and projected operations.

Stock based compensation cost: The Registrant incurred $nil non-cash stock based compensation charges for the years ended December 31, 2008, 2007, 2006 and 2005.

5.B Liquidity and Capital Resources

As of December 31, 2008, the Registrant's had $nil cash on hand as compared to $nil on December 31, 2007 and its working capital was a deficit of $193,804 compared with $182,426 at December 31, 2007 (2006: $141,531 deficiency).

Since inception the Registrant has financed its operations mainly from capital contributions. During the year ended December 31, 2008, the Company for services rendered issued a promissory note for the amount of $8,446. Also during the year, accounts payable of $14,854 was written off as recaptured expenses. The underlying liabilities were older than six years and had become by statute non-collectible by the creditors. During the year ended December 31, 2006 the Registrant received net proceeds of $62,882 from promissory and other notes payable and realized a gain of $26,317 on the settlement of accounts payable. The Corporation has borrowed or settled debt for a total of $147,111to December 31, 2008. The Company has issued corporate promissory notes in the amount of $147,111 with a 10% interest paid per annum. Net cash used by operating activities was ($nil) for the year ended December 31, 2008 compared with $2,100 for the year ended December 31, 2007.

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

5.E Off Balance Sheet Arrangements

There are no known significant off balance sheet arrangements other than those disclosed in this Form 20-F and in the Registrant's audited consolidated financial statements for the year ended December 31, 2008.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

The following table sets forth the name, position with the Registrant, age and municipality of residence:

Name & Municipality of Residence	Position with Registrant	Age
Brian Jenkins, Burnaby, British Columbia, Canada	President, Secretary & Director (1)	35

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

During the fiscal year ended December 31, 2008, the aggregate compensation paid by the Registrant to all individuals who were directors in all capacities as a group was $nil.

The table below discloses information with respect to executive compensation paid by the Registrant to its directors for the fiscal years ended December 31, 2008, 2007, 2006, 2005, 2005, and 2003. The following table sets forth, for the periods indicated, the compensation of the directors.

Executive Compensation

The following table sets forth, for each of the Company's three most recently completed financial years, the compensation of the CEO and the President (also herein referred to as the "CEO"). No persons earned in excess of $100,000 per annum during such periods. The CEO is therefore the only "Named Executive Officer". Information has been provided for the following individuals:

Name and Principal Position	Year (3)	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options/ SARs (4 Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP (5) Payouts ($)
Ronald W. Noble (1)	2006 2005 2004 2003	Nil Nil Nil 9,800	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
William N. Gardiner (2)(6)	2006 2005 2004 2003	Nil Nil Nil 9,000	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil 56,556 Nil
Clair Calvert	2006 2005 2004 2003	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil $12,900 $18,690 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Christopher Dean	2006 2005 2007	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Nicholas Alexander	2006 2005	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Brian Jenkins	2008	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

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

(b)

As consultants or experts

Brian Jenkins: $nil

No funds were set aside or accrued by the Registrant or its subsidiaries during the year ended December 31, 2008 to provide pension, retirement or similar benefits for directors or officers of the Registrant pursuant to any existing plan provided or contributed to by the Registrant or its subsidiaries under applicable Canadian laws.

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

A total of $nil was accrued as payable to officers from January 1, 2008 through December 31, 2008 for management fees. No amounts have been set aside or accrued by the Registrant during fiscal 2007 to provide pension retirements or similar benefits for directors or executive officers of the Registrant pursuant to any plan provided for or contributed to by the Registrant.

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

6.D Employees

The Registrant's business is administered principally from its office in Vancouver, British Columbia, Canada. As of December 31, 2008, the Registrant had no full time or part time employees.

6.E Share Ownership

The various tables in Items 6.A and 6.B set forth the common shares held by each senior officer and/or director as well as any options to purchase common shares held, the exercise prices of such options and the expiration dates of such options in the format as required in the home country (Canada) of the Registrant.

Details of all total outstanding options, warrants and other rights to purchase securities of the Registrant and its subsidiaries as at December 31, 2008 and as the date of this filing are set forth below:

Name	Securities beneficially owned, directly or indirectly or over which direction or control is exercised	Percent of Issued and Outstanding Share Capital (1)
There are no outstanding options, warrants or other rights to purchase securities	-	-

(1) 78,906, shares were issued and outstanding as of December 31, 2008 and as of the date of this filing,

All stock options issued to former officers, directors and employees have been canceled as of December 15, 2004.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

To the best of the Registrant's knowledge, the Registrant is not directly or indirectly owned or controlled by another company or by any foreign government or by any other natural or legal person(s) severally or jointly. Subsequent to December 31, 2006 the Company issued of 63,000 shares of common stock to the directors of the Company for their services provided to the Company. Those shares were issued and outstanding as of December 31, 2007 and as of the date of this filing.

There are no arrangements, known to the Registrant, the operation of which may at a subsequent date result in a change in its control.

As at December 31, 2008 and as of the date of this filing, the only persons or groups known to the Registrant to own more than 5% of the Registrant's issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Registrant as a group are as follows:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class
Common Shares	CDS – Canadian Depository (1) Toronto, Ontario, Canada	12,042*	15.28%
Common Shares	Christopher Dean	58,000	73.64%
Common Shares	Nicholas Alexander	5,000	6.35%

*As at December 31, 2008

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

During the year ended December 31, 2008, the Registrant has not entered into any related party transactions:

As of December 31, 2008, no amounts are due from related parties.

At December 31, 2008, 2007 and 2006, the Company owes $45,908 (2005 - $45,236) to a former director and to a former officer/consultant of the Company. The amounts due accrue interest at 10% per annum. Any unpaid amount is convertible to shares of common stock at $0.01 per share at the discretion of the creditor for as long as a balance remains unpaid. As of December 31, 2008, the Company owes $147,111 in notes payable with an interest due of $40,693. These notes payable are convertible to shares of common stock of the Company when, as and if the note holder elects to convert the note payable as opposed to accepting a cash payment. These notes accrue an interest payable of 10% per annum until paid or converted to shares of common stock in whole or in part.

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

(a)

Balance Sheets as of December 31, 2008;

(b)

Statements of Operations and Deficit for each of the years ended December 31, 2008 and 2007 and for the period from commencement of the development stage January 1, 2000 to December 31, 2008;

(c)

Statements of Cash Flows for each of the years ended December 31, 2008 and 2007 and for the period from commencement of the development stage January 1, 2000 to December 31, 2008;

(d)

Statement of Changes in Stockholder’s Equity for the period from commencement of the development stage January 1, 2000 to December 31, 2008; and

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

8.B Significant Changes

There has been no significant change in the financial condition of the Registrant since December 31, 2008.

ITEM 9. THE OFFER AND LISTING

9.A Offer and Listing Details

This Form 20-F is filed as an annual report under the Exchange Act and does not relate to a new offer of securities and accordingly the information called for is not required, other than the price history information below.

The Common Shares of the Registrant have been quoted on the Over The Counter Bulletin Board in the United States of America since February 11, 2000. Over the counter quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions. The Registrant's common shares are quoted under the symbol “MKGLF”.

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

The Registrant changed its name to "Capri Resources Ltd." effective as of May 12, 1983. Effective December 24, 1987, the Registrant altered its share capital by consolidation of its authorized and issued capital on the basis of one new share for three old shares, decreasing the number of shares authorized from 5,000,000 shares to 1,666,666.67 shares. The Registrant then increased its authorized capital to 10,000,000 shares and changed its name to "International Capri Resources Ltd." Effective July 19, 2000, the Registrant changed its name to "Apiva.com Web Corporation." and effective December 18, 2001, the Registrant changed its name to Apiva Ventures Limited. On July 14, 2008, the Registrant changed its name to Mark One Global Industries, Inc.

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

By resolution filed with the British Columbia on July 14, 2008, in accordance with Section 56 of the Business Corporations Act (British Columbia) the Registrant’s authorized capital was increased to 260,000,000 shares; 250,000,000 shares of par value US$0.001common stock and 10,000,000 shares of par value US$0.001preferred stock

2. Set forth below is a summary of provisions contained in the Registrant's Articles with respect to:

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

There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The shares presently issued are not subject to any calls or assessments. There is a Shareholders Rights Plan detailed below:

4. The rights of holders of common shares may not be modified other than by vote of fifty per cent (50%) of the common shares voting on such modification. Because a quorum for a general meeting of shareholders can exist with one shareholder (proxy-holder) personally present, the rights of holders of common shares may be modified by the votes of less than a majority of the issued common shares of the Registrant.

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

10.C Material Contracts

For the two years immediately preceding December 31, 2008, there were no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Registrant or any member of the group was a party. For a description of those contracts entered into in the ordinary course of business refer to Item 4B – Business Overview. Subsequent to December 3, 2006 the Company issued 63,000,000 shares of common stock to directors of the Company for their services provided to the Company and are reflected on the Company’s audited financial statements as of December 31, 2008.

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

The Company believes that it was not a PFIC for its fiscal year ended December 31, 2007 and does not believe that it will be a PFIC for the fiscal year ending December 31, 2008. However, because the PFIC determination is made annually on the basis of income and assets, there can be no assurance that the Company will not be a PFIC in the current or in a subsequent year. In addition, there can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEFs in the event that it qualifies as a PFIC.

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

Compliance with applicable laws, rules and regulations; and

Prompt internal reporting of any violations, whether actual or potential, in the code of ethics.

16.C Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

	2008	2007	2006
Type of Services Rendered	Fiscal Year	Fiscal Year	Fiscal Year
(a) Audit Fees	6,000.00	6,000.00	6,000.00
(b) Audit-Related Fees incurred and accrued (e.g. review of Form 20-F)	Included above	Included above
(c) Tax Fees	Nil	Nil	Nil
(d) All Other Fees	Nil	Nil	Nil

16.D Exemptions from the Listing Standards for Audit Committees

Not applicable

16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

The following financial statements and related schedules are included in this Item:

Financial Statements

Auditors' report dated June 22, 2009

Balance Sheet as of December 31, 2008 and 2007;

Statements of Operations and Deficit for each of the years ended December 31, 2008 and 2007 and for the period from commencement of the development stage January 1, 2000 to December 31, 2008;

Statements of Cash Flows for each of the years ended December 31, 2008 and 2007 and for the period from commencement of the development stage January 1, 2000 to December 31, 2008;

Statement of Changes in Stockholder’s Equity for the period from commencement of the development stage January 1, 2000 to December 31, 2008; and

Notes to the financial statements.

ITEM 18. FINANCIAL STATEMENTS

See Item 17

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1 (1)	Memorandum and Articles of Incorporation of the Registrant, as amended
1.2 (1)	Certificate of Registration of an Extra-territorial Company – Northwest Territories
4.1 (1)

Contracts of Mining Exploration and of Promise of Assignment of Rights, dated November 30, 1998, between Hector Esquivel Esparza, acting on his own behalf and in the name and on behalf Leticia Sosa Alvarez de Esquivel, and Polo Y Ron Minerales, S.A. de C.V.

4.2 (1)

Contracts of Mining Exploration and of Promise of Assignment of Rights, dated November 19, 1998, between Felix Gomez Garcia, acting on his own behalf and in the name of Alberta Esthela Gomez Gomez, acting in the name of and on behalf of Romualda Gomez Lopez de Gomez, and Polo Y Ron Minerales, S.A. de C.V.

4.3 (1)

Contracts of Mining Exploration and of Promise of Assignment of Rights, dated November 19, 1998, between Felix Gomez Garcia, acting on his own behalf and in the name of and on behalf of Zenon Flores Damian and on behalf of Romualda Gomez Lopez de Gomez, and Polo Y Ron Minerales, S.A. de C.V.

4.4 (1)	Joint Venture and Subscription Agreement, dated March 19, 1999, between International Capri Resources, S.A. de C.V., the Registrant, Arngre, Inc., Zacualpan Minerals, LLC, and Alan Stier
4.5 (1)	Contract of Assignment of Rights, dated December 11, 1998, between Polo Y Ron Minerales, S.A. de C.V. and International Capri Resources, S.A. de C.V.
4.6 (1)	Letter Agreement, dated February 13, 1999, between the Registrant and TNK Resources Inc.
4.7 (1)	Property Option Agreement, dated April 14, 1999, between the Registrant and TNK Resources Inc.
4.8 (1)	Management Services Agreement, dated July 1, 1994, between the Registrant and Alan P. Stier
4.9 (1)	Amendment to Management Services Agreement, dated November 1, 1996, between the Registrant and Caral Enterprises
4.10 (2)	Amendment Agreement between Mr. Felix Gomez Garcia and International Capri Resources, S.A. De C.V. dated July 7, 1999, related to El Quinto II and El Cometa Navideno.
4.11 (2)	Amendment Agreement between Mr. Hector Esquivel Esparza and International Capri Resources, S.A. De C.V. dated July 7, 1999, related to El Volado and La Cadena.
4.12 (2)	Amendment Agreement between Mr. Felix Gomez Garcia and International Capri Resources, S.A. De C.V. dated July 7, 1999, related to Los Compadres.
4.13 (3)	Amendment Agreement between Mr. Felix Gomez Garcia and International Capri Resources, S.A. De C.V. dated February 3, 2000, related to El Quinto II and El Cometa Navideno.
4.14 (3)	Amendment Agreement between Mr. Hector Esquivel Esparza and International Capri Resources, S.A. De C.V. dated February 1, 2000, related to El Volado and La Cadena.
4.15 (3)	Amendment Agreement between Mr. Felix Gomez Garcia and International Capri Resources, S.A. De C.V. dated February 3, 2000, related to Los Compadres.
4.16 (4)	Option Plan
4.17 (5)	Asset Purchase Agreement between Cyber Station of Victoria Ltd. and International Capri Resources Ltd., dated April 11, 2000.
4.18 (5)	Consulting Agreement between Yellow Pearl, Inc. and International Capri Resources Ltd., dated May 16, 2000.
4.19 (5)	Assignment of Right To Purchase Agreement between King Capital Corporation and International Capri Resources Ltd., dated April 7, 2000.

4.20 (5)

Settlement Agreement between King Capital Corporation, Kenneth Sherwood, Pamela Sherwood, Richard Bennett, Lavernbe Bennett, John Roebuck, Marilyn Roebuck, Duncan Hopp, Cherie Hopp, David Davies, and Thomas Campbell and International Capri Resources Ltd., dated June 19, 2000.

4.21 (5)	Warrant Agreement between Malcolm G. McMicken, in trust, and International Capri Resources Ltd., dated June 19, 2000.
4.22 (6)	Option Agreement between Dover Investments Limited and Apiva.com Web Corporation, dated September 5, 2001.
4.23 (1)	Certificate of Consent of Alex Burton, P. Eng., P. Geo.
4.24 (1)	Certificate of Consent of Juan Jose Cabuto Vidria, Mining Engineer
4.25 (7)	Amendment of Articles of Incorporation dated July 15,2008
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Clair Calvert)
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Clair Calvert)

(1) Previously filed on August 27, 1999.

(2) Previously filed on October 27, 1999.

(3) Previously filed in March, 2000 on Form 20-F.

(4) Previously filed on May 28, 2000

(5) Previously filed on May 14, 2001

(6) Previously filed on May 17, 2002

(7) Previously filed on July 15, 2008

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Burnaby, British Columbia, Canada as of June 22, 2009.

MARK ONE VENTURES LIMITED
Per:
/s/ Brian Jenkins
Brian Jenkins, President, Secretary & Director

MADSEN & ASSOCIATES, CPA‘s Inc.	684 East Vine St, Suite 3
Certified Public Accountants and Business Consultants	Murray, Utah 84107
Telephone 801 268-2632
Fax 801-262-3978

Board of Directors

Mark One Global Industries, Inc.

Vancouver, British Columbia

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheet of Mark One Global Industries, Inc. (development stage company) at December 31, 2008 and 2007, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2008 and 2007 and the period January 1, 2000 (date of inception of development stage) to December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness for the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mark One Global Industries, Inc. at December 31, 2008, and the results of operations, and cash flows for the years ended December 31, 2008 and 2007 and the period January 1, 2000 to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

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

Salt Lake City, Utah

June 22, 2009

/s/Madsen & Associates, CPA’s Inc.

MARK ONE GLOBAL INDUSTRIES, INC.

(Development Stage Company)

BALANCE SHEET

December 31, 2008 and 2007

ASSETS
CURRENT ASSETS

Cash	$-	$-

Total Current Assets	$-	$-

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES

Notes payables	$147,111	$138,665
Accrued interest payable	40,693	28,907
Accounts payable	6,000	14,854

Total Current Liabilities	193,804	182,426

STOCKHOLDERS' DEFICIT
Preferred stock 10,000,000 shares authorized at $.001 par value None outstanding
Common stock
250,000,000 shares authorized at $.001 par value,
78,906 shares issued and outstanding	79	79
Additional paid-in capital	10,628,530	10,638,530
Accumulated deficit	(10,832,413)	(10,821,035)

Total Stockholders' Deficit	(193,804)	(182,426)
	$-	$-

The accompanying notes are an integral part of these financial statements.

MARK ONE GLOBAL INDUSTRIES, INC.

(Development Stage Company)

STATEMENT OF OPERATIONS

For the Years Ended December 31, 2008 and 2007 and the Period

January 1, 2000 (Date of Inception of Development Stage) to December 31, 2008

			Jan 1, 2000
	Dec 31,	Dec 31,	to Dec 31,
	2008	2007	2008
REVENUES	$-	$-	$-

EXPENSES

Administration	14,446	39,165	2,182,905

NET LOSS - before other income and expenses	(14,446)	(39,165)	(2,182,905)

OTHER INCOME AND EXPENSES

Valuation of conversion rights	-	-	(63,099)
Interest expense	(13,7861)	(12,622)	(40,693)
Gain from settlement of debt	14,854	-	41,171
Interest income	-	-	21,988
Income distribution from partnership	-	-	179,404
Loss on sale and disposal of assets	-	-	(956,940)

NET LOSS	$(11,378)	$(51,787)	$(3,001,074)

NET LOSS PER COMMON SHARE

Basic and diluted	$(0,13)	$(0.66)

AVERAGE OUTSTANDING SHARES (stated in 1,000’s)

Basic	79	79
Diluted	18,884	14,907

The accompanying notes are an integral part of these financial statements

MARK ONE GLOBAL INDUSTRIES, INC.

(Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Period January 1, 2000 (Date of Inception of Development Stage) to December 31, 2008

					Accumulated
	Common Stock		Additional	Accumulated	Comprehensive
	Shares	Amount	Paid in Capital	Deficit	Gain-Loss

Balance January 1, 2000	13,079	$13	$8,277,909	$(7,831,339)	$(209,866)
Issuance of stock for private placement	1,043	1	1,276,834	-	-
Issuance of stock for exercise of options	1,309	2	213,286	-	-
Stock based compensation	-	-	381,846	-	-
Issuance of stock options to consultants	-	-	290,919	-	-
Net operating loss for the year ended December 31, 2000	-	-	-	(2,163,889)	25,836
Issuance of stock for exercise of options	50	-	8,787	-	-
Issuance of stock for mineral properties	200	-	109,396	-	-
Stock options issued to consultants	-	-	25,195	-	-
Net operating loss for the year ended December 31, 2001	-	-	-	(418,623)	151,073
Issuance of stock for exercise of options	113	-	19,052	-	-
Net operating loss for the year ended December 31, 2002	-	-	-	(179,005)	(7,639)
Net operating profit for the year ended December 31, 2003	-	-	-	18,900	7,881
Net operating loss for the year ended December 31, 2004	-	-	-	(81,648)	(5,260)
Net operating loss for the year ended December 31, 2005	-	-	-	(66,183)	(1,821)
Valuation of conversion rights	-	-	21,033	-	-
Net operating loss for the year ended December 31, 2006	-	-	-	(47,461)	(408)
Valuation of conversion rights	-	-	42,066	-	-
Issuance of stock for services	63,093	63	25,137	-	-
Net operating loss for the year ended December 31, 2007	-	-	-	(51,787)	(12,726)
Discontinue foreign operations	-	-	(52,930)	-	52,930
Net operating loss for the year ended December 31, 2008				11,378	-
Balance December 31, 2008	78,790	$79	$10,638,530	$(10,832,413)	$-

The accompanying notes are an integral part of these financial statements

MARK ONE GLOBAL INDUSTRIES, INC.

(Development Stage Company)

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2008 and 2007 and the Period

January 1, 2000 (Date of Inception of Development Stage) to December 31, 2008

	Dec 31,	Dec 31,	Jan 1, 2000 to
	2008	2007	Dec 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES

Net profit (loss)	$(11,378)	$(51,787)	$(3,001,074)
Adjustments to reconcile net loss to
net cash provided by operating
activities

Valuation of conversion rights	-	-	63,099
Stock options and stock based compensation	-	25,200	723,160
Amortization	-	-	11,715
Net losses on sale and disposal of assets	-	-	956,940
Valuation adjustment of account receivable	-	-	55,618
Change in accrued interest payable	11,786	12,000	40,071
Change in accounts payable	(8,854)	12,487	(608,481)

Net Change in Cash From Operations	(8,446)	(2,100)	(1,758,952)

CASH FLOWS FROM INVESTING ACTIVITIES	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from note payable - related party	8,446	-	71,328
Proceeds from issuance of capital stock	-	-	1,517,962

EXCHANGE RATE ADJUSTMENT	-	-	169,662
Net Increase (Decrease) in Cash	-	(2,100)	-

Cash at Beginning of Period	-	2,100	-

Cash at End of Period	$-	$-	$-

SCHEDULE OF NON-CASH OPERATING ACTIVITIES

Stock options and stock based compensation - 2000-2001	$-	$-	$697,960
Issuance 63,000 shares common stock for services – 2007	$-	$25,200	$25,200

The accompanying notes are an integral part of these financial statements

MARK ONE GLOBAL INDUSTRIES, INC.

(Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

1.

ORGANIZATION

The Company was incorporated under the laws of British Columbia, Canada on June 20, 1980. Since its organization the Company completed several name and authorized stock changes resulting in its present name and authorized common stock of 250,000,000 shares with a par value of $.001 and preferred stock of 10,000,000 shares with a par value of $.001. The terms of the preferred shares have not been determined

On July 14, 2008, the company completed a reverse stock split of 1,000 shares for one share. These financial statements have been prepared showing post split shares from inception.

The Company’s principal business activity has been the development and operations of mineral properties. The Company abandoned its activity and has since been inactive. The Company has been in the development stage starting after 1999.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Earnings (Loss) Per Share

Basic net incomes (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of any common share rights unless the exercise becomes anti-dilutive and then only the basic per share amounts are shown in the report.

Financial Instruments

The carrying amounts of financial instruments, including accounts payable, are considered by management to be their estimated fair values, due to the short term duration of these instruments.

Financial and Concentrations Risk

The Company does not have any concentration or related financial credit risk.

MARK ONE GLOBAL INDUSTRIES, INC.

(Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008

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

On December 31, 2008, the net operating loss available for carry forward for Canadian and United States purposes has not been determined due to a substantial change in stockholders, however, the amount would be fully offset by a valuation reserve because the use of any future tax benefit is doubtful since the Company has no operations.

Environmental Requirements

At the report date any potential environmental requirements related to the mineral claims abandoned (note 1) are unknown and therefore an estimate of any potential future costs cannot be made.

Foreign Currency Translation

Part of the transactions of the company were completed in Canadian dollars and have been translated to U.S. dollars as incurred, at the rate of exchange in effect at the time, and therefore, no gain or loss from the translation is recognized. The functional currency is considered to be the US dollar.

Revenue Recognition

Revenue will be recognized on the sale and delivery of a product or the completion of a service provided.

MARK ONE GLOBAL INDUSTRIES, INC.

(Development Stage Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising and Market Development

The company will expense advertising and market development costs as incurred.

Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3. NOTES PAYABLE

Included in the notes payable are 10% demand notes outstanding of $147,111 and accrued interest in the amount of $40,693.

Any unpaid amounts on the above notes, including accrued interest, is convertible to common stock at $.01 per share, at the option of the note holder, for as long as a balance remains unpaid, equaling approximately 18,780,400 shares on December 31, 2008.

A provision for the valuation of the conversion rights has been provided and is shown as an expense in the statement of operations and was computed using the Black-Scholes (BSM) model.

4. SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

On December 31, 2008 officers-directors and managers did not own any outstanding shares of the Company.

5. GOING CONCERN

The Company will need additional working capital for its future planned activity and to service its debt, which raises substantial doubt about its ability to continue as a going concern. Continuation of the company as a going concern is dependent upon obtaining sufficient working capital to be successful in that effort. The management of the Company has developed a strategy, which it believes will accomplish this objective through additional short term loans, form its officers and equity funding, which will enable the Company to operate for the coming year.