Form 20-F
period 2009-12-31
MARK ONE GLOBAL INDUSTRIES, INC.
filed 2010-06-29
CIK 1000791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________________

For the transition period from ___________________________ to ___________________________

Commission file number 0-18860

MARK ONE GLOBAL INDUSTRIES INC.
(Exact name of Registrant as specified in its charter)

PROVINCE OF BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

 14691 W. 151st Terrace. Olathe Kansas 66062
(Address of principal executive offices)

Nagy George Sehata, 14691 W. 151st Terrace, Olathe, Kansas, 66062
Telephone: (913) 538-6481 Fax: (913) 548-0908 Email: grgshehata@yahoo.com
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act. Title of each class Name of each exchange on which registered : NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.: NONE

Common Shares with par value $0.001
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  December 31, 2009: 78,790 common shares with par value $0.001.

Indicate by checkmark if the registrant is a well-known seasoned issuer as defined by Rule 405 of the Securities Act.    Yes ☐        No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes ☐       No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☒          No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes ☒          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.        Item 17 ☐          Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☒        No ☐

Table of Contents: Form 20F

1Unless the context otherwise requires, all references to the "Registrant" or the "Company" or "Mark One" refer to Mark One Global Industries Inc. and/or its subsidiaries. All monetary figures are in terms of United States dollars unless otherwise indicated.

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

ITEM 3. KEY INFORMATION

3.A            Selected Financial Data

The following financial information with respect to the years ended December 31, 2009, 2008, 2007, 2006, and 2005 has been derived from Mark One's audited financial statements prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP")

	2009		2008	2007	2006	2005 - restated
Other Income		$-	$-	$-	$-	$-
Expenses		6,691	22,800	39,165	47,461	66,183
Net Income (Loss)		(33,125)	(24,241)	(51,787)	(47,461)	(66,183)
Exchange rate		0.9532	0.8183	par	0.858	0.857
Net Income (Loss) per Share		(.42)	(.32)	(0.66)	(3.00)	(4.19)
Working Capital (Deficiency)	$	(224,666)	$(191,541)	$(182,426)	$(143,113)	$(137,310)
Total Assets		-	-	-	2,100	-
Total Liabilities		$224,666	$191,541	$182,426	145,213	137,310
Shareholders' Equity (Deficit)		(224,666)	(191,541)	(182,426)	(143,113)	(137,310)
Long-term Debt Obligations		-	-	-		-
Issued Shares		78,906	78,906	78,906	15,790	15,790
Fully Diluted Number of Shares		21,797,500	18,884,000	17,003,577	12,660,933	28,314

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

Mark One has had no material long-term debt and has paid no cash or share dividends over the last five years.  Mark One has issued corporate promissory notes that are due and payable in the amount of $138,665, plus 10% per annum interest as of December 31, 2009. These notes may be converted in whole or in part to shares of common stock of Mark One at a conversion price of $0.01 per share at the time of presentation to the Company.  All of the corporate promissory notes that were issued in Canadian funds are now calculated in United States Dollars as the conversion rate of the US as of December 31, 2009.

On December 31, 2009, the Bank of Canada’s closing rate for the conversion of one United States dollar into one Canadian dollar was $1.00 USD for $1.049 CAD.

3.B            Capitalization and Indebtedness

This Form 20-F is filed as an annual report under the Securities Exchange Act and accordingly the information called for in Item 3.B is not required.

3.C            Reasons for the Offer and Use of Proceeds

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

THE REGISTRANT CURRENTLY HAS NO ACTIVE BUSINESS OPERATIONS, WHICH MAKES IT DIFFICULT TO PREDICT ITS FUTURE PERFORMANCE.

The Registrant abandoned all of its operations (mining properties) in the fourth quarter of 2002. As a result, the Registrant currently has no active business operations and will not generate any revenues from operations until it can identify and implement a commercially viable business opportunity. The Registrant is in the process of evaluating business opportunities. The Registrant has no current arrangements to acquire or implement such opportunities and there can be no assurance that the Registrant will obtain or implement such opportunities on a timely basis, if at all. The Registrant believes that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

THE REGISTRANT HAS NO HISTORY OF REVENUES AND HAS A HISTORY OF LOSSES MAKING ITS ABILITY TO CONTINUE AS A GOING CONCERN QUESTIONABLE.

The Registrant currently has no active business or cash flow from operations. The Registrant has a history of losses: $33,125 in 2009, $24,241 in 2008, $51,787 in 2007, $47,461 in 2006; $66,183 (restated) in 2005; $81,648 in 2004; $181,370 in 2002; $246,603 in 2001 and $1,882,576 in 2000 (fiscal years) and net income of $18,900 in 2003. The Registrant has not earned any material or consistent revenue and has not become profitable. The Registrant is in the process of evaluating possible business opportunities but has no arrangements to pursue such opportunities. There can be no assurance that the Registrant will successfully implement a commercially viable business opportunity or that the Registrant will become profitable on a quarterly or annual basis, if at all. In addition, if the Registrant plans to acquire an operating business entity or resource exploration property, its operating expenses will increase significantly and the Registrant will require additional financing to pursue such opportunities.

THE REGISTRANT’S ABILITY TO PURSUE NEW BUSINESS OPPORTUNITIES MAY DEPEND ON ITS ABILITY TO SECURE ADDITIONAL OPERATING CAPITAL.

As of December 31, 2009, the Registrant has a working capital deficit of approximately $224,666, and cash of $nil. As of December 31, 2008, the Registrant has a working capital deficit of approximately $191,541 (2007: $182,426) and cash of $nil). In order to pursue additional business opportunities the Registrant will require financing. The Registrant currently has no arrangements to acquire or implement any business opportunities and the amount of additional capital the Registrant may be required to raise is uncertain. The Registrant anticipates raising additional capital through sales of equity and/or increasing debt; however, there can be no assurance that the Registrant will be able to obtain adequate financing to support its operations. The Registrant's ability to raise additional financing will be dependent on a number of factors, some of which are beyond its control, including: the business opportunities pursued by the Registrant; trends in the economy and equity markets; the amount of financing required to be raised; and the Registrant's ability to implement the business strategy pursued by the Registrant.

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

COMPANY CEASE TRADED IN BRITISH COLUMBIA.

The Company is a reporting company in the Province of British Columbia, Canada. On June 10, 2003 it was cease traded by the British Columbia Securities Commission ("BCSC") for failure to file its December 31, 2002 audited financial statements by the required date in May 2003 and failure to file its quarterly statement for March 31, 2003. The financial statements were filed on June 18 and 25, 2003 respectively. The cease trade order is still in effect as the BCSC has required the Registrant to first show a positive working capital and to meet additional requirements not yet specified in writing to the Registrant. A copy of the cease trade order is available at www.bcsc.bc.ca . The Registrant cannot at this time, and may not be able to, show a positive working capital or to meet any additional requirements imposed by the BCSC with the result that it remains cease traded in the Province of British Columbia. Shareholders of the Registrant should seek advice from their own legal counsel to determine what effect, if any, the cease trade order will have on a shareholders ability to transfer or sell their shares, or to acquire further shares, and on the value of securities of the Registrant and the likelihood of additional jurisdictions, including the U.S., imposing similar orders against the Registrant.

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
14691 W. 151st Terrace.
Olathe Kansas 66062
Tel: (913) 538-7341

The principal business of the Registrant has been the identifying and reviewing of opportunities in the technology area or the search for properties of merit in the mining or oil and gas industries.

4.B            Business Overview

General Development of Business of the Registrant - Past Three Fiscal Years and Beyond

The Registrant was in the business of identifying and reviewing opportunities in the film distribution business, the technology industry and in mineral and oil and gas exploration. During the years ended December 31, 2009, 2008, and 2007, the Registrant had no active business operations other than identifying and reviewing business opportunities.

During the current year ending December 31, 2009 and 2008, the Company has continued to look for acquisitions that had the potential for profit. The Registrant's future financial performance largely depends on the success of any opportunities in the technology area it may identify or any properties of merit in the mineral or oil and gas industries it may identify and acquire an interest in. The failure to successfully identify and develop any of its opportunities may have a material adverse effect on the Registrant's business and results of operations.   Nagy Shehata became sole director and President of the Company on February 13, 2010.

On February 10, 2010, in accordance with a Letter of Agreement dated January 15, 2010, the Issuer has issued to Premier Investment Group, Inc. 127,500,000 shares of common stock in exchange for a private placement of one billion Euros (€1,000,000.00)  or one billion three hundred seventy-six million one hundred thousand  United States dollars ($1,376,100,000.00)  (the “Funds”). The Funds are maintained in a bank account held in Amsterdam, Netherlands by ABN-AMRO Bank Amsterdam, N.V.

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

In April and May 2002, the Registrant announced its acquisition of a 37.5% working interest in approximately 250,000 hectares of mineral exploration lands in Mongolia through an Option and Joint Venture Agreement with Bell Coast Capital Corporation ("Bell"), a Canadian public company. Under terms of the Agreement, the Company was required to pay Bell up to $125,000 in cash and issue 715,000 shares of the Company's common stock. The Company paid $40,000 and in October 2002 decided not to exercise its option in the Mongolian Exploration program with Bell, withdrew from the project and wrote off the option payments totalling $40,000.

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

During the year ended December 31, 2000, the Registrant acquired certain interests in technology and assets from Cyber Station of Victoria Ltd. for $550,000 pursuant to an Asset Purchase Agreement. The Registrant developed systems and business processes around the acquired technologies and began sales and marketing efforts. The Registrant subsequently determined that it was not feasible to commercialize the technology and all costs associated with the project were written off during the year ended December 31, 2000.

Prior to December 31, 2000, the Registrant had acquired a number of mineral properties in Canada and elsewhere all of which were written off as of December 31, 2002.

Mineral Properties

As of December 31, 2006, all of the Registrant’s projects and resource properties have been abandoned.

No equity financings occurred during fiscal 2009, 2008, 2007, 2006, 2005 or 2004.  During 2009 and 2008 the Registrant continued to implement proactive cost-cutting measures in minimizing its administrative structure.

4.C            Organizational Structure

The Registrant has no subsidiaries and is not a subsidiary of any entity.

4.D            Property, Plant and Equipment

The Registrant has no material tangible fixed assets. There are no current firm plans to acquire any property, plant or equipment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management's discussion and analysis in this Item 5 are intended to provide the reader with a review of factors that affected the Registrant's performance during the year and factors reasonably expected to impact on future operations and results. The following discussion of the financial condition, changes in financial condition and results of operations of the Registrant for the four most recent fiscal periods ended December 31, 2009 should be read in conjunction with the financial statements of the Registrant and related notes included herein. The Registrant's operating currency has been the Canadian dollar. The consolidated financial statements of the Company are prepared in U.S. dollars and in accordance with U.S. GAAP.

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

5.A            Operating Results

In prior years the Registrant abandoned all of its mineral property interests. The Registrant currently has no business operations and has not generated any material revenues to December 31, 2009 other than as follows: During the 2002 fiscal year, the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the "General Partnership"), with two other companies. The General Partnership acquired an interest in 1999 Investment Co. Limited Partnership (the "Limited Partnership"), an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The Company had a 27.66% interest in the General Partnership. In 2003 the Company received a cash distribution of $179,483 from the General Partnership. The Company does not expect to receive further cash flows.

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

The Year Ended December 31, 2009 Compared to The Year Ended December 31, 2008

Other Items. The Registrant generated no income for the years ended December 31, 2009 or 2008. The Registrant does not anticipate it will generate any additional revenues, other than those mentioned in this document until it can acquire or capitalize on a business opportunity. The registrant is in the process of evaluating prospective business opportunities, but has not current plans of arrangements with respect to such opportunities. There can be no assurance that the Registrant will acquire or capitalize on any opportunities.

During 2009, operating expenses consist of professional fees and administrative expenses including telephone, travel and other general corporate expenses.  Operating expenses for 2009 were $6,691 compared to $22,800 for 2008.

Interest expense for the year ended December 31, 2009 was $15,777 compared with $14,060for the year ended December 31, 2008. The increase was due to the compounding factor of interest during  the year ended December 31, 2008.

There were no payroll expenses relating to general and administrative activities for the year ended December 31, 2009 or 2008.

The Year Ended December 31, 2008 Compared to The Year Ended December 31, 2007

Other Items. The Registrant generated no income for the years ended December 31, 2008 or 2007.  The Registrant does not anticipate it will generate any additional revenues, other than those mentioned in this document until it can acquire or capitalize on a business opportunity. The registrant is in the process of evaluating prospective business opportunities, but has not current plans of arrangements with respect to such opportunities. There can be no assurance that the Registrant will acquire or capitalize on any opportunities.

During 2008, operating expenses consist of professional fees and administrative expenses including telephone, travel and other general corporate expenses.  Operating expenses for 2008 were $22,800 compared to $39,165 for 2007.

Interest expense for the year ended December 31, 2008 was $14,060 compared with $12,622 for the year ended December 31, 2007. The decrease was due to decreased value of Canadian promissory notes in 2008 due to currency fluctuations.

Professional fees were approximately $4,500 for the year ended December 31, 2008 (year ended December 31, 2007: $6,000).

There were no payroll expenses relating to general and administrative activities for the year ended December 31, 2008or 2007.

Stock based compensation cost: The Registrant incurred $nil non-cash stock based compensation charges for the years ended December 31, 2008 or 2007.

5.B            Liquidity and Capital Resources

As of December 31, 2009, the Registrant's had $nil cash on hand as compared to $nil on December 31, 2008 and its working capital was a deficit of $224,666 compared with $191,541 at December 31, 2007 (2006: $182,426 deficiency).

Since inception the Registrant has financed its operations mainly from capital contributions. During the year ended December 31, 2008, the Company for services rendered issued a promissory note for the amount of $8,446. Also during 2008, accounts payable of $14,854 was written off as recaptured expenses. The underlying liabilities were older than six years and had become by statute non-collectible by the creditors. The Corporation has borrowed or settled debt for a total of $157,768 to December 31, 2009.  The Company has issued corporate promissory notes in the amount of $157,768 with a 10% interest paid per annum. Net cash used by operating activities was $15,534 for the year ended December 31, 2009 compared with $8,446 for the year ended December 31, 2008.

On February 10, 2010, the Company entered into an agreement to issue 127,500,000 shares in exchange for a one billion Euros.

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

5.E            Off Balance Sheet Arrangements

There are no known significant off balance sheet arrangements other than those disclosed in this Form 20-F and in the Registrant's audited consolidated financial statements for the year ended December 31, 2009.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A            Directors and Senior Management

The following table sets forth the name, position with the Registrant, age and municipality of residence:

Name & Municipality of Residence	Position with Registrant	Age
Nagy Shehata, Olathe, Kansas, USA	President, Secretary & Director (1)	50

(1) Appointed President or Secretary, and Director on February 10, 2010.

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

The following sets out additional biographical information for each of the Issuer's directors and officers:

Nagy Shehata, President, Secretary and Director

Mr. Nagy Shehata is an independent businessman who for the last six years has been operating as a consultant providing finance and marketing advise to both expanding and start-up businesses. Through his wholly owned company Premier Investment Group Inc., Mr. Shehata has also been involved in importing and exporting.

Mr. Shehata has received an MBA from Northridge College in California. He also received a BSc in Computer Programming/Systems Analysis from the same college. Mr. Shehata also received BSc in Accounting from the University of Cairo, Egypt.

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

During the fiscal year ended December 31, 2009, the aggregate compensation paid by the Registrant to all individuals who were directors in all capacities as a group was $nil.

The table below discloses information with respect to executive compensation paid by the Registrant to its directors for the fiscal years ended December 31, 2009, 2008, 2007, 2006, 2005, 2005, and 2003. The following table sets forth, for the periods indicated, the compensation of the directors.

Executive Compensation

The following table sets forth, for each of the Company's three most recently completed financial years, the compensation of the CEO and the President (also herein referred to as the "CEO"). No persons earned in excess of $100,000 per annum during such periods. The CEO is therefore the only "Named Executive Officer". Information has been provided for the following individuals:

Name and Principal Position	Year (3)	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/SARs (4) granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP (5) payouts ($)
Ronald W. Noble (1)	2006 2005 2004 2003	Nil Nil Nil 9,800	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
William N. Gardiner (2)(6)	2006 2005 2004 2003	Nil Nil Nil 9,000	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil 56,556 Nil
Clair Calvert	2006 2005 2004 2003	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil $12,900 $18,690 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Christopher Dean	2006 2005 2007	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Nicholas Alexander	2006 2005	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Brian Jenkins	2008 2009	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Termination of Employment, Change in Responsibilities and Employment Contracts, Cancellation of Stock Options

All stock options were cancelled in 2004.  These stock options were granted at $0.17 per share to former officers, directors and employees who have all resigned.

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

As of September 30, 2004, there were stock options granted to former officers, directors and employees for 1,254,000 shares of common stock at an exercise price of $0.17 per share.  As of December 15, 2004 all of those stock options were cancelled as the former officers, directors and employees have all resigned.  No incentive stock options were granted to the Named Executive Officers during the most recently completed financial year (January 1, 2009 to December 31, 2009) (the "Financial Period").

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

Brian Jenkins: $nil

No funds were set aside or accrued by the Registrant or its subsidiaries during the year ended December 31, 2009 to provide pension, retirement or similar benefits for directors or officers of the Registrant pursuant to any existing plan provided or contributed to by the Registrant or its subsidiaries under applicable Canadian laws.

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

A total of $nil was accrued as payable to officers from January 1, 2009 through December 31, 2009 for management fees. No amounts have been set aside or accrued by the Registrant during fiscal 2009 to provide pension retirements or similar benefits for directors or executive officers of the Registrant pursuant to any plan provided for or contributed to by the Registrant.

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

6.D             Employees

The Registrant's business is administered principally from its office in Vancouver, British Columbia, Canada. As of December 31, 2009, the Registrant had no full time or part time employees.

6.E            Share Ownership

The various tables in Items 6.A and 6.B set forth the common shares held by each senior officer and/or director as well as any options to purchase common shares held, the exercise prices of such options and the expiration dates of such options in the format as required in the home country (Canada) of the Registrant.

Details of all total outstanding options, warrants and other rights to purchase securities of the Registrant and its subsidiaries as at December 31, 2009 and as the date of this filing are set forth below:

Name	Securities beneficially owned, directly or indirectly or over which direction or control is exercised	Percent of Issued and Outstanding Share Capital (1)
There are no outstanding options, warrants or other rights to purchase securities	-	-

(1) 78,906, shares were issued and outstanding as of December 31, 2009 and as of the date of this filing,

All stock options issued to former officers, directors and employees have been cancelled as of December 15, 2004.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A            Major Shareholders

To the best of the Registrant's knowledge, the Registrant is not directly or indirectly owned or controlled by another company or by any foreign government or by any other natural or legal person(s) severally or jointly. Subsequent to December 31, 2006 the Company issued of 63,000 shares of common stock to the directors of the Company for their services provided to the Company.   Those shares were issued and outstanding as of December 31, 2009 and as of the date of this filing.

There are no arrangements, known to the Registrant, the operation of which may at a subsequent date result in a change in its control.

As at December 31, 2009 and as of the date of this filing, the only persons or groups known to the Registrant to own more than 5% of the Registrant's issued and outstanding common shares and the number of common shares owned, directly or indirectly, by officers and directors of the Registrant as a group are as follows:

Title of Class	Identity of Person or Group	Shares Owned		Percentage of Class
Common Shares	CDS – Canadian Depository (1) Toronto, Ontario, Canada	12,042	*	15.28%
Common Shares	Christopher Dean	58,000		73.64%
Common Shares	Nicholas Alexander	5,000		6.35%

*As at December 31, 2009

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

7.B            Related Party Transactions

Other than as set forth below and in the Registrant's audited financial statements and other than transactions carried out in the ordinary course of business of the Registrant or any of its subsidiaries, none of the directors or senior officers of the Registrant, a proposed management nominee for election as a director of the Registrant, any member beneficially owning shares carrying more than 5% of the voting rights attached to the shares of the Registrant nor an associate or affiliate of any of the foregoing persons had since January 1, 2009 (being the commencement of the Registrant's last audited fiscal period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Registrant or any of its subsidiaries (see also 7.A).

During the year ended December 31, 2009, the Registrant has not entered into any related party transactions:

As of December 31, 2009, no amounts are due from related parties.

The amounts due under the notes payable accrue interest at 10% per annum. Any unpaid amount is convertible to shares of common stock at $0.01 per share at the discretion of the creditor for as long as a balance remains unpaid.  As of December 31, 2009, the Company owes $157,768 in notes payable with an interest due of $60,207.  These notes payable are convertible to shares of common stock of the Company when, as and if the note holder elects to convert the note payable as opposed to accepting a cash payment.  These notes accrue an interest payable of 10%  per annum until paid or converted to shares of common stock in whole or in part.

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

(a)
Balance Sheets as of December 31, 2009;

(b)
Statements of Operations and Deficit for each of the years ended December 31, 2009 and 2008 and for the period from commencement of the development stage January 1, 2000 to December 31, 2009;

(c)
Statements of Cash Flows for each of the years ended December 31, 2009 and 2008 and for the period from commencement of the development stage January 1, 2000 to December 31, 2009;

(d)
Statement of Changes in Stockholder’s Equity for the period from commencement of the development stage January 1, 2000 to December 31, 2009; and

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

There are no restrictions on the purchase or redemption of common shares by the Registrant while there is any arrearage in the payment of dividends or sinking fund instalments.

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

10.C             Material Contracts

For the two years immediately preceding December 31, 2009, there were no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Registrant or any member of the group was a party. For a description of those contracts entered into in the ordinary course of business refer to Item 4B – Business Overview.

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

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

16.A             Audit Committee Financial Expert

The Registrant does not currently have a financial expert nor an audit committee due to its relatively small size. In 2009 and 2008 the Registrant had no consultant/employees. In June 2005 the Registrant retained the audit services of Madsen & Associates, CPA’s, Inc. of Murray, Utah to perform the audit on its year-end consolidated financial statements. The Registrant believes that it has adequate resources available to it when financial expertise and advice are necessary.  As of the date of this filing, Madsen & Associates, CPA’s, Inc. of Murray, Utah is the Company’s auditor.

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

Compliance with applicable laws, rules and regulations; and

Prompt internal reporting of any violations, whether actual or potential, in the code of ethics.

16.C             Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Registrant:

	2009	2008	2007
Type of Services Rendered	Fiscal Year	Fiscal Year	Fiscal Year
(a) Audit Fees	$5,000.00	$5,000.00	$6,000.00
(b) Audit-Related Fees incurred and accrued (e.g. review of Form 20-F)	Included above	Included above
(c) Tax Fees	Nil	Nil	Nil
(d) All Other Fees	Nil	Nil	Nil

16.D             Exemptions from the Listing Standards for Audit Committees

Not applicable

16.E             Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

The following financial statements and related schedules are included in this Item:

Financial Statements

Auditors' report dated May 25, 2010

Balance Sheet as of December 31, 2009 and 2008;

Statements of Operations and Deficit for each of the years ended December 31, 2009 and 2008 and for the period from commencement of the development stage January 1, 2000 to December 31, 2009;

Statements of Cash Flows for each of the years ended December 31, 2009 and 2008 and for the period from commencement of the development stage January 1, 2000 to December 31, 2009;

Statement of Changes in Stockholder’s Equity for the period from commencement of the development stage January 1, 2000 to December 31, 2009; and

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
7) Previously filed on July 15, 2008

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Burnaby, British Columbia, Canada  as of  June 28, 2010.

MARK ONE GLOBAL INDUSTRIES INC. Per: /s/ Nagy Shehata
Nagy Shehata, President, Secretary & Director

MADSEN & ASSOCIATES, CPA ‘s Inc.	684 East Vine St, Suite 3
Certified Public Accountants and Business Consultants	Murray, Utah 84107
Telephone 801 268-2632
Fax 801-262-3978
Board of Directors
Mark One Global Industries, Inc.
Vancouver, British Columbia

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance  sheet of Mark One Global Industries, Inc. (development stage company) at December 31, 2009 and 2008, and the related statements of operations, stockholders' equity, and cash flows for the  years ended December 31, 2009 and 2008  and the period January 1, 2000  (date of inception of development stage) to December 31, 2009.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness for the company = s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and  significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mark One Global Industries, Inc.  at December 31, 2009 and 2008,  and the results of  operations, and  cash flows for the  years ended December 31, 2009 and 2008 and the period January 1, 2000   to December 31, 2009,  in conformity with accounting principles generally accepted in the United States of America.

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

Salt Lake City, Utah
May 25, 2010                                                           /s/Madsen & Associates, CPA’s Inc.

MARK ONE GLOBAL INDUSTRIES, INC.
(Development Stage Company)
BALANCE SHEET
December 31, 2009 and 2008

	Dec 31, 2009	Dec 31, 2008
ASSETS
CURRENT ASSETS

Cash	$-	$-

Total Current Assets	$-	$-

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES

Notes payables	$157,768	$147,111
Accrued interest payable	60,207	44,430
Accounts payable	6,691	-

Total Current Liabilities	224,666	191,541

STOCKHOLDERS' DEFICIT

Preferred stock
10,000,000 authorized at $0.001 par value, none outstanding	-	-
Common Stock
250,000,000 authorized at $0.001par value common shares, 78,790 shares issued and outstanding	79	79

Additional paid-in capital	10,638,530	10,638,530
Accumulated deficit	(10,863,275)	(10,830,150)

Total Stockholders' Deficit	(224,666)	(191,541)
	$-	-

The accompanying notes are an integral part of these financial statements.

MARK ONE GLOBAL INDUSTRIES, INC.
(Development Stage Company)
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2009 and 2008 and the Period
January 1, 2000 (Date of Inception of Development Stage) to December 31, 2009

			Jan 1, 2000
	Dec 31,	Dec 31,	to Dec 31,
	2009	2008	2009
REVENUES	$-	$-	$-

EXPENSES

Administration	6,691	22,800	2,197,950

NET LOSS - before other income and expenses	(6,691)	(22,800)	(2,197,950)

OTHER INCOME AND EXPENSES

Valuation of conversion rights	-	-	(63,099)
Interest expense	(15,777)	(14,060)	(60,207)
Gain from settlement of debt	-	14,854	41,171
Interest income	-	-	21,988
Income distribution from partnership	-	-	179,404
Foreign currency adjustment – notes payable	(10,657)	(2,235)	(3,697)
Loss on sale and disposal of assets	-	-	(956,940)

NET LOSS	$(33,125)	$(24,241)	$(3,039,330)

NET LOSS PER COMMON SHARE

Basic	$(0.42)	$(0.32)

AVERAGE OUTSTANDING SHARES (Stated in ‘000s)

Basic	79	79
Diluted	21,877	18,844

The accompanying notes are an integral part of these financial statements

MARK ONE GLOBAL INDUSTRIES, INC.
(Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Period January 1, 2000 (Date of Inception of Development Stage) to December 31, 2009

					Accumulated
	Common Stock Par Value		Additional	Accumulated	Comprehensive
	Shares	Amount	Paid in Capital	Deficit	Gain-Loss

Balance January 1, 2000	13,079	$13	$8,277,09 0	$(7,831,339)	$(209,866)
Issuance of stock for private placement	1,041	1	1,276,834	-	-
Issuance of stock for exercise of options	1,307	1	213,288	-	-
Stock based compensation	-	-	381,846	-	-
Issuance of stock options to consultants	-	-	290,919	-	-
Net operating loss for the year ended
December 31, 2000	-	-	-	(2,163,889)	25,836
Issuance of stock for exercise of options	50	-	8,787	-	-
Issuance of stock for mineral properties	200	-	109,396	-	-
Stock options issued to consultants	-	-	25,195	-	-
Net operating loss for the year ended
December 31, 2001	-	-	-	(418,623)	151,073
Issuance of stock for exercise of options	113	1	19,051	-	-
Net operating loss for the year ended
December 31, 2002	-	-	-	(179,005)	(7,639)
Net operating profit for the year ended
December 31, 2003	-	-	-	18,900	7,881
Net operating loss for the year ended
December 31, 2004	-	-	-	(81,648)	(5,260)
Net operating loss for the year ended
December 31, 2005	-	-	-	(66,183)	(1,821)
Valuation of conversion rights	-	-	21,033	-	-
Net operating loss for the year ended
December 31, 2006	-	-	-	(47,461)	(408)
Valuation of conversion rights	-	-	42,066	-	-
Issuance of stock for services	63,000	63	25,137	-	-
Net operating loss for the year ended
December 31, 2007	-	-	-	(36,661)	(12,726)
Discontinue foreign operations	-	-	(52,930)	-	52,930
Net operating loss for the year ended December 31, 2008				(24,241)	-
Balance December 31, 2008	78,790	79	10,638,530	(10,830,150)	-
Net operating loss for the year ended December 31, 2009	-	-	-	(33,125)	-

Balance December 31, 2008	78,790	$79	$10,638,530	$(10,863,275)	$-

The accompanying notes are an integral part of these financial statements

MARK ONE GLOBAL INDUSTRIES, INC.
(Development Stage Company)
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008 and the Period
January 1, 2000 (Date of Inception of Development Stage) to December 31, 2008

	Dec 31,	Dec 31,	Jan 1, 2000 to
	2009	2008	Dec 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES

Net profit (loss)	$(33,125)	$(24,241)	$(3,039,330)
Adjustments to reconcile net loss to
net cash provided by operating
activities

Valuation of conversion rights	-	-	63,099
Stock options and stock based compensation	-	-	723,160
Amortization	-	-	11,715
Net losses on sale and disposal of assets	-	-	956,940
Valuation adjustment of account receivable	-	-	55,618
Change in accrued interest payable	15,777	14,060	60,207
Change in accounts payable	6,691	7,945	(415,950)

Net Change in Cash From Operations	(10,657)	(2,236)	(1,584,541)

CASH FLOWS FROM INVESTING ACTIVITIES	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from note payable - related party	-	-	62,882
Proceeds from issuance of capital stock	-	-	1,517,962

EXCHANGE RATE ADJUSTMENT	10,657	2,236	3,697
Net Increase (Decrease) in Cash	-	-	-

Cash at Beginning of Period	-	-	-

Cash at End of Period	$-	$-	$-

SCHEDULE OF NONCASH OPERATING ACTIVITIES

Stock options and stock based compensation - 2000-2001			$697,960
Issuance 63,000 shares common stock for services - 2007	$-	$-	$25,200

The accompanying notes are an integral part of these financial statements

MARK ONE GLOBAL INDUSTRIES, INC.
(Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2009
1.  ORGANIZATION

The Company was incorporated under the laws of British Columbia, Canada on June 20, 1980. Since its organization the Company completed several name and authorized stock changes resulting in its present name and authorized common stock of 250,000,000 common shares with par value of $0.001 per share and preferred stock of 10,000,000 preferred shares with par value of $0.001 per share. The terms of the preferred stock has not been determined.

On July 18, 2008, the Company completed a reverse stock split of 1000 shares for one share. These financials have been prepared showing post split shares from inception.

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
December 31, 2009

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

On December 31, 2009, the net operating loss available for carry forward for Canadian and United States purposes has not been determined due to a substantial change in stockholders, however, the amount would be fully offset by a valuation reserve because the use of any future tax benefit is doubtful since the Company has no operations.

Environmental Requirements

At the report date any potential environmental requirements related to the mineral claims abandoned (note 1) are unknown and therefore an estimate of any potential future costs cannot be made.

Foreign Currency Translation

Part of the transactions of the Company were completed in Canadian dollars and have been translated to U.S. dollars as incurred, at the exchange rate in effect at the time, and that no gain or loss from the transaction is recognized. The functional currency is considered to be U.S. dollars.

MARK ONE GLOBAL INDUSTRIES, INC.
(Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2009

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

3. NOTES PAYABLE

Included in the notes payable are 10% demand notes outstanding of $157,768 and accrued interest of $60,207.

Any unpaid amounts on the above notes, including accrued interest, is convertible to common stock at $.01 per share, at the option of the note holder, for as long as a balance remains unpaid, equaling approximately 21,797,500, shares on December 31, 2009.

A provision for the valuation of the conversion rights has been provided and is shown as an expense in the statement of operations and was computed using the Black-Scholes (BSM) model.

4. SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

On December 31, 2009 officers-directors and managers did not own any outstanding shares of the Company. On February 9, 2010, the Company issued 127,500,000 to Premier Investment Group, Inc. a company controlled by an officer of the Company in exchange for one billion Euros.

MARK ONE GLOBAL INDUSTRIES, INC.
(Development Stage Company)
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2009

5. GOING CONCERN

The company will need additional working capital for its future planned activity and to service its debt, which raises substantial doubt about the ability to continue as a going concern. Continuation of the Company as a going concern is dependent upon obtaining sufficient working capital to be successful in that effort, The management of the Company has developed a strategy, which it believes will accomplish this objective, though additional short term loans, form its officer’s and equity funding, which will enable the Company to operate for the coming year.

6. SUBSEQUENT EVENTS

On February 9, 2010, the Company issued 127,500,000 shares to Premier Investment Group, Inc. a company controlled by an officer of the Company, in exchange for a private placement of one billion Euros. The Company also issued 40,000,000 shares for services to various consultants at the same date. There were no other material subsequent events after December 31, 2009 to the date of this report.